Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229156

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Nutrisystem, Inc. Stockholder:

You are cordially invited to attend a special meeting of stockholders of Nutrisystem, Inc. (“Nutrisystem”), to be held on March 5, 2019, at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, PA 19034, at 9:00 a.m., local time. At the Nutrisystem special meeting, Nutrisystem stockholders as of the close of business on January 23, 2019 will be asked to adopt the Agreement and Plan of Merger, dated as of December 9, 2018, as it may be amended from time to time (the “Merger Agreement”), which provides for a merger in which Nutrisystem will become a wholly owned subsidiary of Tivity Health, Inc. (“Tivity Health”). Nutrisystem’s board of directors unanimously determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Nutrisystem and its stockholders and unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

If the merger is completed, you will have the right to receive, in exchange for each share of Nutrisystem common stock you own immediately prior to the merger, $38.75 in cash, without interest, and 0.2141 of a share of Tivity Health common stock. Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to this notice), and the number of shares of Tivity Health common stock outstanding as of such date, it is expected that, immediately after completion of the merger, former Nutrisystem stockholders will own approximately 14% of the outstanding shares of Tivity Health common stock. The Nutrisystem common stock and the Tivity Health common stock are traded on Nasdaq under the symbols “NTRI” and “TVTY”, respectively.

We cannot complete the merger unless Nutrisystem stockholders adopt the Merger Agreement. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Nutrisystem special meeting, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Nutrisystem special meeting.

In addition, at the Nutrisystem special meeting you also will be asked to approve the adjournment of the Nutrisystem special meeting under certain circumstances and to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the merger (the “Merger-Related Compensation”).

The Nutrisystem board of directors unanimously recommends that Nutrisystem stockholders vote “FOR” the adoption of the Merger Agreement, “FOR” the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem board of directors, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum and “FOR” the Merger-Related Compensation proposal.

The accompanying proxy statement/prospectus provides important information regarding the Nutrisystem special meeting and a detailed description of the Merger Agreement, the merger, the adjournment proposal and the Merger-Related Compensation proposal. We urge you to read the accompanying proxy statement/prospectus (and any documents incorporated by reference into the accompanying proxy statement/prospectus) carefully. Please pay particular attention to the section entitled “Risk Factors” beginning on page 47. You can also obtain information about Tivity Health and Nutrisystem from documents that Nutrisystem and Tivity Health previously have filed with the Securities and Exchange Commission.

If you have any questions about the merger or about how to vote your shares, please contact Nutrisystem Investor Relations at (646) 277-1254 or write to Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Investor Relations.

We hope to see you at the Nutrisystem special meeting and look forward to the successful completion of the merger.

Sincerely,

MICHAEL J. HAGAN
Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated February 4, 2019, and is first being mailed to Nutrisystem stockholders on or about February 4, 2019.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

NUTRISYSTEM, INC.

TO BE HELD ON MARCH 5, 2019

To the Stockholders of Nutrisystem, Inc.:

A special meeting of stockholders of Nutrisystem, Inc. (“Nutrisystem”) will be held on March 5, 2019, at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, PA 19034, at 9:00 a.m., local time, for the following purposes:

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to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of December 9, 2018, as it may be amended from time to time, by and among Tivity Health, Inc., a Delaware corporation (“Tivity Health”), Sweet Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Tivity Health (“Merger Sub”), and Nutrisystem (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Nutrisystem, and Nutrisystem will continue as the surviving corporation and a wholly owned subsidiary of Tivity Health (a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice);

•

to consider and vote on a proposal to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem board of directors, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum; and

•

to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the merger (the “Merger-Related Compensation”).

The Nutrisystem board of directors has fixed the close of business on January 23, 2019, as the record date for determination of the stockholders entitled to vote at the Nutrisystem special meeting or any adjournment or postponement of the Nutrisystem special meeting. Only stockholders of record at the record date are entitled to notice of, and to vote at, the Nutrisystem special meeting or any adjournment or postponement of the Nutrisystem special meeting. A complete list of stockholders entitled to vote at the Nutrisystem special meeting will be available for a period of ten days prior to the Nutrisystem special meeting at the offices of Nutrisystem, located at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, for inspection by any stockholder, for any purpose germane to the Nutrisystem special meeting, during usual business hours. The stockholder list also will be available at the Nutrisystem special meeting for examination by any stockholder present at the Nutrisystem special meeting.

If you hold shares in your name at the record date, please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Nutrisystem special meeting.

If you are a beneficial owner of Nutrisystem common stock held in “street name,” meaning that your shares are held by a broker, bank or other holder of record, at the record date, in addition to proper identification, you will also need to provide proof of ownership at the record date to be admitted to the Nutrisystem special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Nutrisystem common stock held in “street name” in person at the Nutrisystem special meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares.

Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the shares of Nutrisystem common stock outstanding and entitled to vote on the proposal. Adoption of the adjournment proposal requires the affirmative vote of holders of a majority of the shares of Nutrisystem common stock entitled to vote thereat present in person or represented by proxy at the Nutrisystem special meeting. Approval of the proposal on the Merger-Related Compensation requires the affirmative vote of the holders of a majority of shares of Nutrisystem common stock present in person or represented by proxy and voting on such matter. After careful consideration, the Nutrisystem board of directors unanimously determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Nutrisystem and its stockholders and unanimously approved, adopted and declared advisable the execution and delivery of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and unanimously recommends that Nutrisystem stockholders vote “FOR” the adoption of the Merger Agreement, “FOR” the adjournment of the Nutrisystem special meeting if necessary or appropriate, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum and “FOR” the Merger-Related Compensation proposal.

By order of the Board of Directors,

RALPH J. MAURO

Senior Vice President, General Counsel and

Secretary

Fort Washington, Pennsylvania

February 4, 2019

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE NUTRISYSTEM SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE NUTRISYSTEM SPECIAL MEETING AND WISH TO VOTE YOUR SHARES IN PERSON, YOU MAY DO SO AT ANY TIME PRIOR TO YOUR PROXY BEING EXERCISED. You may revoke your proxy or change your vote at any time before the Nutrisystem special meeting by following the instructions contained in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction form furnished to you by such record holder.

We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the Merger Agreement, the merger, the adjournment vote, the advisory (non-binding) vote on the compensation that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the merger, the Nutrisystem special meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Nutrisystem common stock, please contact:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Telephone (Toll-Free): (800) 322-2885

Telephone (Collect): (212) 929-5500

Email: proxy@mackenziepartners.com

or

Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, Pennsylvania 19034

Attention: Investor Relations

Telephone: (646) 277-1254

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Nutrisystem, Inc. for its special meeting of stockholders and the prospectus of Tivity Health, Inc. for its shares of common stock to be issued as consideration in the merger. The accompanying proxy statement/prospectus incorporates important business and financial information about Tivity Health, Inc. and Nutrisystem, Inc. from documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents) by requesting them in writing or by telephone from Tivity Health, Inc. or Nutrisystem, Inc. at the following addresses and telephone numbers:

Tivity Health, Inc.	Nutrisystem, Inc.
701 Cool Springs Boulevard	Fort Washington Executive Center
Franklin, Tennessee 37067	600 Office Center Drive
Attention: Investor Relations	Fort Washington, Pennsylvania 19034
Telephone: (800) 869-5311	Attention: Investor Relations
Telephone: (646) 277-1254

In addition, if you have questions about the merger or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for Nutrisystem, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500. You will not be charged for any of these documents that you request.

If you would like to request documents, please do so by February 26, 2019, in order to receive them before the Nutrisystem special meeting.

See “Where You Can Find More Information” beginning on page 151 of the accompanying proxy statement/prospectus for further information.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission by Tivity Health, Inc. (“Tivity Health”) (File No. 333-229156), constitutes a prospectus of Tivity Health under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Tivity Health, par value $0.001 per share, to be issued to Nutrisystem, Inc. (“Nutrisystem”) stockholders pursuant to the Agreement and Plan of Merger, dated as of December 9, 2018 (the “Merger Agreement”), by and among Tivity Health, Sweet Acquisition, Inc. and Nutrisystem. This document also constitutes a proxy statement of Nutrisystem under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise specified or the context otherwise requires, Tivity Health has supplied all information contained or incorporated by reference herein relating to Tivity Health, and Nutrisystem has supplied all information contained or incorporated by reference herein relating to Nutrisystem. Tivity Health and Nutrisystem have both contributed to the information relating to the Merger Agreement and the transactions contemplated thereby contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the transactions contemplated by the Merger Agreement. Nutrisystem has not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This proxy statement/prospectus is dated February 4, 2019, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Nutrisystem stockholders nor the issuance by Tivity Health of shares of Tivity Health common stock pursuant to the Merger Agreement will create any implication to the contrary.

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ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE NUTRISYSTEM SPECIAL MEETING

The following are some questions that you, as a stockholder of Nutrisystem, Inc., which is referred to in this proxy statement/prospectus as “Nutrisystem”, may have regarding the merger, the adjournment proposal, the merger-related compensation proposal and the Nutrisystem special meeting and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all of the information that is important to you with respect to the merger, the adjournment proposal, the merger-related compensation proposal and the Nutrisystem special meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

Tivity Health, Inc., which is referred to in this proxy statement/prospectus as “Tivity Health”, and Nutrisystem have agreed to a merger, pursuant to which Nutrisystem will become a wholly owned subsidiary of Tivity Health and will no longer be a publicly held corporation in a transaction that is referred to in this proxy statement/prospectus as the “Merger”. In order to complete the Merger, Nutrisystem stockholders must vote to adopt the Agreement and Plan of Merger, dated as of December 9, 2018, among Tivity Health, Nutrisystem and Merger Sub, as it may be amended from time to time, which is referred to in this proxy statement/prospectus as the “Merger Agreement”. Nutrisystem is holding a special meeting of stockholders to obtain that stockholder approval. Nutrisystem stockholders will also be asked to approve the adjournment of the Nutrisystem special meeting under certain circumstances, and to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger, which is referred to in this proxy statement/prospectus as the “Merger-Related Compensation”.

In the Merger, in addition to the payment of cash, Tivity Health will issue shares of Tivity Health common stock as part of the consideration to be paid to holders of Nutrisystem common stock. This document is being delivered to you as both a proxy statement of Nutrisystem and a prospectus of Tivity Health in connection with the Merger. It is the proxy statement by which the Nutrisystem board of directors, referred to in this proxy statement/prospectus as the “Nutrisystem Board”, is soliciting proxies from you to vote at the Nutrisystem special meeting, or at any adjournment or postponement of the Nutrisystem special meeting, on the adoption of the Merger Agreement, the approval of the adjournment of the Nutrisystem special meeting under certain circumstances and the approval, on an advisory (non-binding) basis, of the Merger-Related Compensation. It is also the prospectus by which Tivity Health will issue shares of Tivity Health common stock to you in the Merger.

Q:	What will happen in the Merger?

A:

In the Merger, Sweet Acquisition, Inc., a wholly owned subsidiary of Tivity Health, and referred to in this proxy statement/prospectus as “Merger Sub”, will be merged with and into Nutrisystem. Nutrisystem will be the surviving corporation in the Merger and will be a wholly owned subsidiary of Tivity Health following completion of the Merger and will no longer be a publicly held corporation.

Q:	What will I receive in the Merger?

A:

If the Merger is completed, each of your shares of Nutrisystem common stock automatically will be cancelled and converted into the right to receive $38.75 in cash, without interest, referred to in this proxy statement/prospectus as the “Cash Consideration”, and 0.2141 (which is referred to in this proxy statement/prospectus as the “Exchange Ratio”) of a share Tivity Health common stock, referred to in this proxy statement/prospectus as the “Stock Consideration”, subject to a cap on the issuance of Tivity Health common stock (including the number of shares of Tivity Health common stock that would be available for issuance immediately following the closing of the Merger in respect of the remaining shares reserved and available for issuance under Nutrisystem’s equity compensation plan assumed by Tivity Health) of 19.9% of Tivity Health common stock outstanding immediately prior to the effective time of the Merger, which is referred to in this proxy statement/prospectus as the “Effective Time”.

Under the terms of the Merger Agreement, if the number of shares of Tivity Health common stock issuable as a result of the Merger (including shares of Tivity Health common stock underlying Nutrisystem equity awards to be assumed by Tivity Health pursuant to the terms of the Merger Agreement and shares of Tivity Health common stock that will be available for issuance under the assumed Nutrisystem equity compensation plan) would exceed 19.9% of the issued and outstanding shares of Tivity Health common stock immediately prior to the Effective Time, (i) first, Nutrisystem will (at Tivity Health’s request) amend its equity compensation plan to reduce the number of shares remaining reserved and available for issuance by the minimum extent necessary to cause such total issuance not to exceed such threshold (but in no event below an amount equal to the number of shares of Nutrisystem common stock subject to any issued and outstanding Nutrisystem equity awards immediately prior to the closing of the Merger), and (ii) then, if such reduction in Nutrisystem’s equity compensation plan is insufficient to cause such total issuance not to exceed such threshold, the Exchange Ratio will be adjusted downward by the minimum amount necessary so that no more than such number of shares of Tivity Health common stock becomes issuable in the Merger, and the Cash Consideration will be correspondingly increased as set forth in the Merger Agreement. Each Nutrisystem stockholder will receive cash for any fractional share of Tivity Health common stock that the stockholder would otherwise receive in the Merger.

Based on the closing price of Tivity Health common stock on the Nasdaq Global Select Market, referred to in this proxy statement/prospectus as “Nasdaq”, on December 7, 2018, the last trading day before the public announcement of the Merger Agreement, the Merger Consideration (as defined below) represented approximately $47.44 in value for each share of Nutrisystem common stock. Based on the closing price of Tivity Health common stock on Nasdaq on January 30, 2019, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $43.48 in value for each share of Nutrisystem common stock. Because Tivity Health will issue a fixed fraction of a share of Tivity Health common stock in exchange for each share of Nutrisystem common stock, the value of the stock portion of the Merger Consideration that Nutrisystem stockholders will receive in the Merger will depend on the market price of Tivity Health common stock at the time the Merger is completed. The market price of Tivity Health common stock when Nutrisystem stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of Tivity Health common stock on the date of this proxy statement/prospectus or at the time of the Nutrisystem special meeting.

Q:	What happens if the Merger is not completed?

A:

If the Merger Agreement is not adopted by Nutrisystem stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares of Nutrisystem common stock in connection with the Merger. Instead, Nutrisystem will remain an independent public company and its common stock will continue to be listed and traded on Nasdaq. If the Merger Agreement is terminated under specified circumstances, Nutrisystem may be required to pay Tivity Health a termination fee of $45.0 million. See “The Merger Agreement—Termination Fee” beginning on page 119 of this proxy statement/prospectus for a more detailed discussion of the termination fee.

Q:	What am I being asked to vote on?

A:	Nutrisystem stockholders are being asked to vote on the following proposals:

•	to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus;

•

to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum; and

•	to approve, on an advisory (non-binding) basis, the Merger-Related Compensation.

The adoption of the Merger Agreement by Nutrisystem stockholders is a condition to the obligations of Nutrisystem and Tivity Health to complete the Merger. Neither the approval of the proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, nor the approval of the Merger-Related Compensation proposal is a condition to the obligations of Nutrisystem or Tivity Health to complete the Merger.

Q:	Does the Nutrisystem Board recommend that stockholders adopt the Merger Agreement?

A:

Yes. The Nutrisystem Board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Nutrisystem and its stockholders and unanimously approved, adopted and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Nutrisystem Board unanimously recommends that you vote “FOR” the adoption of the Merger Agreement at the Nutrisystem special meeting. See “Proposal I: The Merger—Nutrisystem Reasons for the Merger; Recommendation of the Nutrisystem Board” beginning on page 73 of this proxy statement/prospectus.

Q:	Does the Nutrisystem Board recommend that stockholders approve the adjournment of the Nutrisystem special meeting, if necessary or appropriate?

A:

Yes. The Nutrisystem Board unanimously recommends that you vote “FOR” the proposal to adjourn the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum. See “Proposal II: Adjournment of the Nutrisystem Special Meeting” beginning on page 133 of this proxy statement/prospectus.

Q:	What is Merger-Related Compensation and why am I being asked to vote on it?

A:

The United States Securities and Exchange Commission, referred to in this proxy statement/prospectus as the “SEC”, has adopted rules that require Nutrisystem to seek an advisory (non-binding) vote on Merger-Related Compensation. Merger-Related Compensation or “golden parachute” compensation is certain compensation that is tied to or based on the Merger and that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger. This proposal is referred to in this proxy statement/prospectus as the “Merger-Related Compensation Proposal”. See “Proposal III: Advisory Vote On Merger-Related Compensation” beginning on page 134 of this proxy statement/prospectus.

Q:	Does the Nutrisystem Board recommend that stockholders approve the Merger-Related Compensation Proposal?

A:

Yes. The Nutrisystem Board unanimously recommends that you vote “FOR” the proposal to approve the Merger-Related Compensation. See “Proposal III: Advisory Vote On Merger-Related Compensation” beginning on page 134 of this proxy statement/prospectus.

Q:	What happens if the Merger-Related Compensation is not approved?

A:

Approval of the Merger-Related Compensation is not a condition to completion of the Merger. The vote is an advisory vote and is not binding. If the Merger is completed, Nutrisystem may pay Merger-Related Compensation to its named executive officers in connection with the Merger even if Nutrisystem stockholders fail to approve the Merger-Related Compensation Proposal.

Q:	Do any of Nutrisystem’s directors or executive officers have interests in the Merger that may be different from, or in addition to, those of Nutrisystem stockholders?

A:

Yes, Nutrisystem’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Nutrisystem stockholders. See “Interests of Certain Persons in the Merger”

beginning on page 125 of this proxy statement/prospectus. The members of Nutrisystem Board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, and its recommendations to the Nutrisystem stockholders.

Q:	Are there any risks about the Merger or Tivity Health’s business that Nutrisystem stockholders should consider?

A:

Yes. Before making any decision on whether and how to vote, Nutrisystem stockholders are urged to read carefully and in its entirety the information contained in “Risk Factors” beginning on page 47 of this proxy statement/prospectus. Nutrisystem stockholders should also read and carefully consider the risk factors of Nutrisystem and Tivity Health and the other risk factors that are incorporated by reference into this proxy statement/prospectus.

Q:	What stockholder vote is required for the approval of each proposal?

A:	The following are the vote requirements for the proposals:

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Adoption of the Merger Agreement: The affirmative vote of holders of a majority of the shares of Nutrisystem common stock outstanding and entitled to vote on the proposal. Accordingly, an abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the proposal.

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Adjournment (if necessary or appropriate): The affirmative vote of the holders of a majority in voting power of the Nutrisystem common stock entitled to vote at the Nutrisystem special meeting present in person or represented by proxy at the Nutrisystem special meeting. Abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Nutrisystem special meeting. Broker non-votes (if any) or other failures to vote will have no effect on the outcome of any vote to adjourn the Nutrisystem special meeting.

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Approval of Merger-Related Compensation: The affirmative vote of the holders of shares of Nutrisystem common stock having a majority of the votes cast by the holders of all shares of Nutrisystem common stock present in person or represented by proxy at the Nutrisystem special meeting and voting on such matter. Abstentions will have no effect on the proposal to approve the Merger-Related Compensation. Broker non-votes (if any) or other failures to vote will have no effect on the proposal to approve the Merger-Related Compensation.

Q:	What constitutes a quorum for the Nutrisystem special meeting?

A:

The presence at the Nutrisystem special meeting, in person or by proxy, of the holders of a majority of the shares of Nutrisystem common stock issued and outstanding at the Record Date (defined below) and entitled to vote at the Nutrisystem special meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Nutrisystem special meeting for the purpose of determining the presence of a quorum. Because it is expected that all proposals to be voted on at the Nutrisystem special meeting will be “non-routine” matters, broker non-votes (which are shares of Nutrisystem common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present and entitled to vote for purposes of determining quorum.

Q:	When is this proxy statement/prospectus being mailed?

A:	This proxy statement/prospectus and the proxy card are first being sent to Nutrisystem stockholders on or about February 4, 2019.

Q:	Who is entitled to vote at the Nutrisystem special meeting?

A:

All holders of Nutrisystem common stock who held shares at the record date for the Nutrisystem special meeting (the close of business on January 23, 2019), which is referred to in this proxy statement/prospectus as the “Record Date”, are entitled to receive notice of, and to vote at, the Nutrisystem special meeting provided that those shares remain outstanding on the date of the Nutrisystem special meeting. As of the close of business on January 23, 2019, there were 29,496,562 shares of Nutrisystem common stock outstanding. Each holder of Nutrisystem common stock is entitled to one vote for each share of Nutrisystem common stock owned at the Record Date.

Q:	When and where is the Nutrisystem special meeting?

A:	The Nutrisystem special meeting will be held on March 5, 2019, at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, PA 19034, commencing at 9:00 a.m., local time.

Q:	How do I vote my shares at the Nutrisystem special meeting?

A:	Via the Internet or by Telephone

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903. Votes submitted via the Internet or by telephone must be received by 11:59 PM (U.S. Eastern Time) on March 4, 2019.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other holder of record. Please follow the voting instructions provided by your broker, bank or other holder of record with these materials.

By Mail

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you will need to mark, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge Financial Solutions, Inc. must receive your proxy card no later than the close of business on March 4, 2019.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, to vote by mail, you will need to mark, sign and date the voting instruction form provided by your broker, bank or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you may vote in person at the Nutrisystem special meeting. Stockholders of record also may be represented by another person at the Nutrisystem special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the inspector of elections with the applicable ballot at the Nutrisystem special meeting.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Nutrisystem special meeting. To request a legal proxy, please contact your broker, bank or other holder of record.

Please carefully consider the information contained in this proxy statement/prospectus and, whether or not you plan to attend the Nutrisystem special meeting, vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Nutrisystem special meeting.

We encourage you to register your vote via the Internet or by telephone. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Nutrisystem special meeting in person. To vote in person at the Nutrisystem special meeting, beneficial owners will need to contact the broker, bank or other holder of record to obtain a “legal proxy” and present it to the inspector of elections with your ballot. Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Nutrisystem special meeting, your shares will be voted at the Nutrisystem special meeting in the manner set forth in this proxy statement/prospectus or as otherwise specified by you. Again, you may vote via the Internet or by telephone until 11:59 PM (U.S. Eastern Time) on March 4, 2019, or Nutrisystem’s agent must receive your paper proxy card by mail no later than the close of business on March 4, 2019.

Q:	If my shares are held in “street name,” will my broker, bank or other holder of record automatically vote my shares for me?

A:

No. If your shares are held in an account at a broker, bank or other holder of record, you must instruct the broker, bank or other holder of record on how to vote your shares. Because it is expected that all matters to be voted on at the Nutrisystem special meeting will be non-routine, brokers will not have discretionary authority to vote on any proposal; therefore, if you do not provide voting instructions to your broker, bank or other holder of record, your shares will not count towards determining whether a quorum is present and your shares will not be voted on any proposal. Broker non-votes (if any) will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. Broker non-votes (if any) will have no effect on the proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, or the Merger-Related Compensation Proposal.

Q:	How will my shares be represented at the Nutrisystem special meeting?

A:

If you submit your proxy via the Internet, by telephone or by mail, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Nutrisystem Board unanimously recommends, which is:

•	“FOR” the adoption of the Merger Agreement;

•

“FOR” the approval of the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum; and

•	“FOR” the approval, on an advisory (non-binding) basis, of the Merger-Related Compensation.

Q:	Who may attend the Nutrisystem special meeting?

A:

Nutrisystem stockholders at the Record Date (the close of business on January 23, 2019), or their authorized representatives, may attend the Nutrisystem special meeting. If you hold shares in your name at the Record Date, please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Nutrisystem special meeting.

If you are a beneficial owner of Nutrisystem common stock held in “street name” by a broker, bank or other holder of record at the Record Date, in addition to proper identification, you will also need proof of ownership at the Record Date to be admitted to the Nutrisystem special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Nutrisystem common stock held in “street name” in person at the Nutrisystem special meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Nutrisystem special meeting. The broker, bank or other holder of record who holds your shares will send you separate instructions describing the procedure for voting your shares of Nutrisystem common stock held in “street name”. Please follow the instructions provided by your broker, bank or other holder of record who holds your shares.

Stockholders may contact Nutrisystem Investor Relations at (646) 277-1254 to obtain directions to the location of the Nutrisystem special meeting.

Q:	Is my vote important?

A:

Yes, your vote is very important. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement. If you hold your shares through a broker, bank or other holder of record and you do not give voting instructions to that broker, bank or other holder of record, the broker, bank or other holder of record will not be able to vote your shares on the adoption of the Merger Agreement, and your shares will effectively be voted “AGAINST” the adoption of the Merger Agreement. The Nutrisystem Board unanimously recommends that you vote “FOR” the adoption of the Merger Agreement.

Q.	Can I revoke my proxy or change my voting instructions?

A:	Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the Nutrisystem special meeting.

If you are a stockholder of record at the Record Date (the close of business on January 23, 2019), you can revoke your proxy or change your vote by:

•

sending a written notice of revocation to our Secretary, Ralph J. Mauro at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, which notification must be received prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the date of the Nutrisystem special meeting, stating that you are revoking your proxy;

•	submitting a later dated proxy card that is received by Nutrisystem prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the Nutrisystem special meeting;

•	voting again by telephone or over the Internet by Nutrisystem prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the Nutrisystem special meeting; or

•

attending the Nutrisystem special meeting (or, if the Nutrisystem special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other holder of record, you must contact your brokerage firm or bank to change your vote or obtain a “legal proxy” to vote your shares if you wish to cast your vote in person at the Nutrisystem special meeting.

Q:	What happens if I sell my shares after the Record Date but before the Nutrisystem special meeting?

A:

The Record Date for the Nutrisystem special meeting (the close of business on January 23, 2019) is earlier than the date of the Nutrisystem special meeting and earlier than the date that the Merger is expected to be completed. If you sell or otherwise transfer your shares of Nutrisystem common stock after the Record Date but before the date of the Nutrisystem special meeting, you will retain your right to vote at the Nutrisystem special meeting. However, you will not have the right to receive the Merger Consideration to be received by Nutrisystem stockholders in the Merger. In order to receive the Merger Consideration, you must hold your shares through completion of the Merger.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials for the Nutrisystem special meeting, including multiple copies of this proxy statement/prospectus, the proxy card or the voting instruction form. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of voting materials, please vote or return each set separately in order to ensure that all of your shares are voted.

Q:	Am I entitled to appraisal rights?

A:

Yes. Under Delaware law, record holders of Nutrisystem common stock who do not vote in favor of the adoption of the Merger Agreement and who otherwise comply with the procedures for exercising appraisal rights under Delaware law will be entitled to seek appraisal rights in connection with the Merger and, if the Merger is completed, obtain payment in cash of the fair value of their shares of Nutrisystem common stock as determined by the Delaware Chancery Court, instead of receiving the Merger Consideration. To exercise your appraisal rights, you must follow strictly the procedures prescribed by Delaware law. These procedures are summarized in this proxy statement/prospectus. See “Proposal I: The Merger—Appraisal Rights” beginning on page 89 of this proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Annex C to this proxy statement/prospectus. Failure to comply strictly with the procedures prescribed by these provisions will result in loss of the right of appraisal.

Q:	Is completion of the Merger subject to any conditions?

A:

Yes. Tivity Health and Nutrisystem are not required to complete the Merger unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include the adoption of the Merger Agreement by Nutrisystem stockholders, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this proxy statement/prospectus as the “HSR Act”. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 117 of this proxy statement/prospectus.

Q:	When do you expect to complete the Merger?

A:

Nutrisystem and Tivity Health are working towards completing the Merger promptly. As of the date of this proxy statement/prospectus, Nutrisystem and Tivity Health expect to complete the Merger in the first quarter of 2019, subject to adoption of the Merger Agreement by Nutrisystem stockholders and other customary conditions to completion. However, no assurance can be given as to when, or if, the Merger will be completed.

Q:	Is the transaction expected to be taxable to Nutrisystem stockholders?

A:

Yes. U.S. holders of Nutrisystem common stock will generally be subject to U.S. federal income tax as a result of the exchange of their shares of Nutrisystem common stock for Tivity Health common stock and cash (including cash received in lieu of a fractional Tivity Health common stock) in the Merger. See “Proposal I: The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 92 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:

Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your shares of Nutrisystem common stock, which you may do by:

•	completing, dating, signing and returning the enclosed proxy card in the accompanying postage-paid return envelope;

•	submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card; or

•	attending the Nutrisystem special meeting and voting by ballot in person.

If you hold shares in “street name” through a broker, bank or other holder of record, please instruct your broker, bank or other holder of record to vote your shares by following the instructions that the broker, bank or other holder of record provides to you with these materials.

See “—How will my shares be represented at the Nutrisystem special meeting?” beginning on page 6 of this proxy statement/prospectus.

Q:	Should I send in my stock certificates now?

A:

No. Nutrisystem stockholders should not send in their stock certificates at this time. After completion of the Merger, Tivity Health’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Nutrisystem common stock for the Merger Consideration. The shares of Tivity Health common stock you receive in the Merger will be issued in book-entry form and physical certificates will not be issued. See “The Merger Agreement—Procedures for Surrendering Nutrisystem Stock Certificates” beginning on page 99 of this proxy statement/prospectus.

Q:	What will holders of Nutrisystem equity awards receive in the Merger?

A:

If the Merger is completed, Nutrisystem equity awards will be, with respect to stock options, cancelled and converted into the right to receive cash and, with respect to restricted stock awards and performance-based restricted stock units, converted into equity awards of Tivity Health. For a more complete summary of the treatment of Nutrisystem equity awards pursuant to the Merger Agreement, see the section entitled “The Merger Agreement—Treatment of Nutrisystem Equity Awards” beginning on page 100 of this proxy statement/prospectus.

Q:	Whom should I call with questions?

A:

If you have any questions about the Merger or the Nutrisystem special meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

Telephone (Toll-Free): (800) 322-2885

Telephone (Collect): (212) 929-5500

Email: proxy@mackenziepartners.com

or

Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, Pennsylvania 19034

Attention: Investor Relations

Telephone: (646) 277-1254

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in order to fully understand the Merger Agreement and the proposed Merger. See “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (See Page 57)

Tivity Health, Inc.

Tivity Health® was founded and incorporated in Delaware in 1981. Through Tivity Health’s three programs, SilverSneakers® senior fitness, Prime® Fitness and WholeHealth LivingTM, Tivity Health is focused on advancing long-lasting health and vitality, especially in aging populations. Tivity Health’s national network of fitness centers delivers both SilverSneakers, a senior fitness program for members of Medicare Advantage, Medicare Supplement, and Group Retiree plans and Prime Fitness, a fitness facility access program for commercial health plans and employers. Tivity Health’s fitness network encompasses approximately 16,000 participating locations and more than 1,000 alternative locations that provide classes outside of traditional fitness centers. Through Tivity Health’s WholeHealth Living program, which Tivity Health sells primarily to health plans, Tivity Health offers services related to complementary, alternative, and physical medicine.

Tivity Health’s common stock is listed on Nasdaq under the symbol “TVTY.” Tivity Health’s principal executive office is located at 701 Cool Springs Boulevard, Franklin, Tennessee 37067; its telephone number is (800) 869-5311; and its website is www.tivityhealth.com.

This proxy statement/prospectus incorporates important business and financial information about Tivity Health from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

Nutrisystem, Inc.

Nutrisystem is a provider of weight management products and services, including nutritionally balanced weight loss programs sold primarily online and over the telephone and multi-day kits and single items available at select retail locations. Nutrisystem’s multi-brand approach includes Nutrisystem and the South Beach Diet. Typically, Nutrisystem’s program customers purchase monthly food packages containing a four-week meal plan consisting of breakfasts, lunches, dinners, snacks and flex meals, which they supplement, depending on the program they are following, with items such as fresh fruits, fresh vegetables, lean protein and dairy. In total, Nutrisystem’s plans feature over 200 food options including frozen and ready-to-go entrees, snacks and shakes, at different price points. Additionally, Nutrisystem offers unlimited counseling from its trained weight loss counselors, registered dietitians and certified diabetes educators at no cost to the consumer.

Nutrisystem’s common stock is listed on Nasdaq under the symbol “NTRI.” Nutrisystem’s principal executive offices are located at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034; its telephone number is (215) 706-5300; and its website is www.nutrisystem.com.

This proxy statement/prospectus incorporates important business and financial information about Nutrisystem from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

Sweet Acquisition, Inc.

Merger Sub, a wholly owned subsidiary of Tivity Health, is a Delaware corporation that was formed on December 4, 2018 for the sole purpose of effecting the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger. By operation of the Merger, Merger Sub will be merged with and into Nutrisystem, with Nutrisystem surviving as a wholly owned subsidiary of Tivity Health.

Merger Sub’s principal executive office is located at 701 Cool Springs Boulevard, Franklin, Tennessee 37067, and its telephone number is (800) 869-5311.

The Merger (See Page 65)

Tivity Health, Merger Sub and Nutrisystem have entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, Merger Sub will be merged with and into Nutrisystem, with Nutrisystem continuing as the surviving corporation. Upon completion of the Merger, Nutrisystem will be a wholly owned subsidiary of Tivity Health, and Nutrisystem common stock will no longer be outstanding or publicly traded.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Merger.

Special Meeting of Stockholders of Nutrisystem (See Page 59)

Meeting. The Nutrisystem special meeting will be held on March 5, 2019, at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, PA 19034, commencing at 9:00 a.m., local time. At the Nutrisystem special meeting, Nutrisystem stockholders will be asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement;

•

to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum; and

•	to approve, on an advisory (non-binding) basis, the Merger-Related Compensation.

Record Date. The Nutrisystem Board has fixed the close of business on January 23, 2019, as the record date for determination of the stockholders entitled to vote at the Nutrisystem special meeting or any adjournment or postponement thereof. Only Nutrisystem stockholders of record at the Record Date are entitled to receive notice of, and to vote at, the Nutrisystem special meeting or any adjournment or postponement of the Nutrisystem special meeting. As of the close of business on the Record Date, there were 29,496,562 shares of Nutrisystem common stock outstanding. Each holder of Nutrisystem common stock is entitled to one vote for each share of Nutrisystem common stock owned at the Record Date.

Quorum. The presence at the Nutrisystem special meeting, in person or by proxy, of the holders of a majority of the shares of Nutrisystem common stock issued and outstanding at the Record Date and entitled to vote at the Nutrisystem special meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Nutrisystem special meeting for the purpose of determining the presence of a quorum. Because it is expected that all proposals to be voted on at the Nutrisystem special meeting will be “non-routine” matters, broker non-votes (which are shares of Nutrisystem common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present and entitled to vote for purposes of determining quorum. There must be a quorum for business to be conducted at the Nutrisystem special meeting. Failure of a quorum to be represented at the Nutrisystem special meeting will necessitate an adjournment or postponement and will subject Nutrisystem to additional expense. If a quorum is not present, holders of a majority of the shares of Nutrisystem common stock present in person or represented by proxy at the Nutrisystem special meeting may adjourn the meeting until a quorum is present.

Required Vote. To adopt the Merger Agreement, the affirmative vote of holders of a majority of the shares of Nutrisystem common stock outstanding and entitled to vote on the proposal is required. Nutrisystem cannot complete the Merger unless its stockholders adopt the Merger Agreement. Because approval requires the affirmative vote of a majority of the outstanding shares of Nutrisystem common stock entitled to vote on the proposal, abstentions, broker non-votes (if any) and other failures to vote will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement.

To approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum, the affirmative vote of the holders of a majority in voting power of the shares of Nutrisystem common stock entitled to vote thereat, present in person or represented by proxy, is required (whether or not a quorum is present). Abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Nutrisystem special meeting. Broker non-votes (if any) and other failures to vote will have no effect on the approval of the adjournment proposal.

To approve, on an advisory (non-binding) basis, Merger-Related Compensation, the affirmative vote of the holders of shares of Nutrisystem common stock having a majority of the votes cast by the holders of all shares of Nutrisystem common stock present in person or represented by proxy is required. Abstentions will have no effect on the proposal to approve the Merger-Related Compensation. Broker non-votes (if any) or other failures to vote will have no effect on the outcome of any vote to approve the Merger-Related Compensation.

Stock Ownership of and Voting by Nutrisystem Directors and Executive Officers. As of the Record Date for the Nutrisystem special meeting, Nutrisystem’s directors and executive officers and their affiliates beneficially owned and had the right to vote 542,484 shares of Nutrisystem common stock at the Nutrisystem special meeting, which represents approximately 2% of the shares of Nutrisystem common stock entitled to vote at the Nutrisystem special meeting.

It is expected that Nutrisystem’s directors and executive officers will vote their shares “FOR” the adoption of the Merger Agreement, “FOR” the proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, and “FOR” the Merger-Related Compensation Proposal, although none of them has entered into any agreement requiring them to do so.

What Nutrisystem Stockholders Will Receive in the Merger (See Page 98)

If the Merger is completed, Nutrisystem stockholders will be entitled to receive, in exchange for each share of Nutrisystem common stock that they own immediately prior to the Merger, $38.75 in cash, without interest, and 0.2141 of a share of Tivity Health common stock, which, together with cash payable in lieu of any fractional shares as described below, are collectively referred to in this proxy statement/prospectus as the “Merger Consideration”.

Tivity Health will not issue any fractional shares in the Merger. Instead, the total number of shares of Tivity Health common stock that each Nutrisystem stockholder will receive in the Merger will be rounded down to the nearest whole number, and each Nutrisystem stockholder will receive cash, without interest, for any fractional shares of Tivity Health common stock that such stockholder would otherwise receive in the Merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of Tivity Health common stock that the Nutrisystem stockholder would otherwise be entitled to receive in the Merger by the average of the volume weighted averages of the trading prices for shares of Tivity Health common stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Tivity Health and Nutrisystem in good faith) for each of the five consecutive trading days ending on the trading day that is two trading days prior to completion of the Merger, which average is referred to in this proxy statement/prospectus as the “Tivity Health Closing Stock Price”.

Example: If you own 100 shares of Nutrisystem common stock at the time the Merger is completed, you will be entitled to receive $3,875.00 in cash, without interest, and 21 shares of Tivity Health common stock. In addition, you will be entitled to receive an amount of cash equal to 0.41 of a share of Tivity Health common stock multiplied by the Tivity Health Closing Stock Price.

The Exchange Ratio is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of either Tivity Health or Nutrisystem common stock changes. Therefore, the value of the stock portion of the Merger Consideration will depend on the market price of shares of Tivity Health common stock at the time Nutrisystem stockholders receive shares of Tivity Health common stock in the Merger. The market price of shares of Tivity Health common stock has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Nutrisystem special meeting and the date the Merger is completed and thereafter. The market price of shares of Tivity Health common stock when received by Nutrisystem stockholders after the Merger is completed could be greater than, less than or the same as the market price of shares of Tivity Health common stock on the date of this proxy statement/prospectus or at the time of the Nutrisystem special meeting.

Treatment of Nutrisystem Equity Awards (See Page 100)

Each option to purchase shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time and is vested as of immediately prior to the Effective Time will be cancelled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share, if any, subject to such Nutrisystem stock option, an amount in cash equal to the Merger Consideration Value. The terms “Net Option Share” and “Merger Consideration Value” are defined in the section entitled “The Merger Agreement—Treatment of Nutrisystem Equity Awards” beginning on page 100 of this proxy statement/prospectus.

Each award of restricted shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time will be assumed by Tivity Health and converted, as of the Effective Time, into an award of shares of restricted Tivity Health’s common stock subject to vesting, repurchase or other restrictions with the same terms and conditions as applied to each such Nutrisystem restricted stock award immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividends (if any) or other distribution equivalents), and relating to the number of shares of Tivity Health’s common stock equal the product of (x) the number of shares of Nutrisystem common stock that were subject to such Nutrisystem restricted stock award immediately prior to the Effective Time, multiplied by (y) the sum of (i) the Exchange Ratio, plus (ii) the quotient of (A) the Cash Consideration, divided by (B) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth, with the result rounded to the nearest whole number of shares of Tivity Health common stock.

Each award of performance-based restricted stock units with respect to shares of Nutrisystem common stock (A) designated as a “Special 2016 Performance-Based Restricted Stock Unit”, (B) granted with respect to the

2017-2018 performance period or (C) granted with respect to the 2018-2019 performance period, in each case, that is outstanding immediately prior to the Effective Time will be assumed by Tivity Health and converted, as of the Effective Time, into a time-vesting restricted stock unit award covering a number of shares of Tivity Health common stock equal to the product of (i) either (x) for each performance-based restricted stock unit granted with respect to the 2017-2018 performance period, the number of shares that may be earned under such award based on actual performance as of immediately prior to the Effective Time relative to the previously established performance metrics applicable thereto as determined by the Nutrisystem Board (or an authorized committee thereof) prior to the Effective Time, or (y) for each performance-based restricted stock unit designated as a “Special 2016 Performance-Based Restricted Stock Unit” or granted with respect to the 2018-2019 performance period, the maximum number of shares of Nutrisystem common stock that may be earned under such awards as of immediately prior to the Effective Time, assuming maximum performance levels were achieved, multiplied by (ii) the sum of (a) the Exchange Ratio, plus (b) the quotient of (1) the Cash Consideration, divided by (2) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth with the result rounded to the nearest whole number of shares of Tivity Health common stock.

See “The Merger Agreement—Treatment of Nutrisystem Equity Awards” beginning on page 100 of this proxy statement/prospectus for a more detailed description of how these and certain other Nutrisystem equity awards will be treated in the Merger.

Recommendations of the Nutrisystem Board (See Page 73)

After careful consideration, Nutrisystem’s board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, and in the best interests of, Nutrisystem and its stockholders, and unanimously approved, adopted and declared advisable the execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated thereby. The Nutrisystem Board unanimously recommends that you vote “FOR” the adoption of the Merger Agreement. For the factors considered by the Nutrisystem Board in reaching this decision, see “Proposal I: The Merger—Nutrisystem’s Reasons for the Merger; Recommendation of the Nutrisystem Board” beginning on page 73 of this proxy statement/prospectus.

The Nutrisystem Board unanimously recommends that you vote “FOR” the proposal to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum. See “Proposal II: Adjournment of the Nutrisystem Special Meeting” beginning on page 133 of this proxy statement/prospectus.

In addition, the Nutrisystem Board unanimously recommends that you vote “FOR” the proposal to approve, on an advisory (non-binding) basis, the Merger-Related Compensation. See “Proposal III: Advisory Vote On Merger-Related Compensation” beginning on page 134 of this proxy statement/prospectus.

Opinion of Nutrisystem’s Financial Advisor (See Page 76)

In connection with the Merger, Nutrisystem retained Evercore Group L.L.C. (which is referred to in this proxy statement/prospectus as “Evercore”) to act as its financial advisor. On December 9, 2018, at a meeting of the Nutrisystem Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of the shares of common stock of Nutrisystem, other than holders of Excluded Shares or appraisal shares. The term “Excluded Shares” is defined in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 98 of this proxy statement/prospectus.

The full text of the written opinion of Evercore, dated December 9, 2018, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken is attached as Annex B to this document. The summary of Evercore’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Evercore provided its opinion to the Nutrisystem Board (in its capacity as such) for the benefit and use of the Nutrisystem Board in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. Evercore’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Nutrisystem or as to the underlying business decision of Nutrisystem to engage in the Merger. Evercore’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Merger or any related matter.

Ownership of Tivity Health After the Merger (See Page 65)

Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to the date of this proxy statement/prospectus) and the closing price of Tivity Health common stock on Nasdaq on such date of $22.08, Tivity Health expects to issue approximately 6,536,640 shares of Tivity Health common stock to Nutrisystem stockholders pursuant to the Merger (including restricted shares of Tivity Health common stock to be issued in respect of awards of restricted shares of Nutrisystem common stock to be assumed by Tivity Health pursuant to the Merger Agreement). The actual number of shares of Tivity Health common stock to be issued pursuant to the Merger will be determined at completion of the Merger based on the Exchange Ratio and the number of shares of Nutrisystem common stock outstanding at that time. Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019, and the number of shares of Tivity Health common stock outstanding as of such date, it is expected that, immediately after completion of the Merger, former Nutrisystem stockholders will own approximately 14% of the outstanding shares of Tivity Health common stock.

Tivity Health Stockholder Approval Is Not Required

Tivity Health stockholders are not required to adopt the Merger Agreement or approve the Merger or the issuance of the shares of Tivity Health common stock in connection with the Merger.

Interests of Certain Persons in the Merger (See Page 125)

In considering the recommendation of the Nutrisystem Board to adopt the Merger Agreement, Nutrisystem stockholders should be aware that Nutrisystem’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Nutrisystem stockholders generally. The Nutrisystem Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement and in recommending to the stockholders that the Merger Agreement be adopted.

These interests and arrangements include:

•	certain Nutrisystem executive officers will enter into agreements with Tivity Health to provide for continued employment as officers or employees of Tivity Health following completion of the Merger;

•	Nutrisystem executive officers’ eligibility to receive certain severance and other benefits upon a qualifying termination of their employment following completion of the Merger;

•	certain Nutrisystem executive officers’ will be granted retention awards by Tivity Health following completion of the Merger;

•	for one year following the Merger, Tivity Health has agreed to maintain for Nutrisystem employees (including the executive officers) who continue as employees of the surviving corporation following completion of the Merger (each of whom is referred to in this proxy statement/prospectus as a “Continuing Employee”) for all or any part of such period (which is referred to in this proxy statement/prospectus as the “Continuation Period”) compensation (including base salary, bonus, commission-based and other incentive compensation opportunities) and employee benefits that, in the aggregate, with respect to each Continuing Employee, are no less favorable than the compensation and employee benefits provided to such employees immediately prior to completion of the Effective Time (except that the base salary of each Continuing Employee may not be reduced during the Continuation Period);

•

each Nutrisystem executive officer currently holds equity awards consisting of or relating to Nutrisystem common stock and will receive (i) cash equal to the Merger Consideration Value minus the applicable exercise price for outstanding Nutrisystem stock options, (ii) restricted Tivity Health common stock in exchange for outstanding restricted Nutrisystem common stock and (iii) Tivity Health time-vested restricted stock units in exchange for outstanding Nutrisystem performance-based restricted stock units; and

•	rights to continuing indemnification and directors’ and officers’ liability insurance.

Listing of Tivity Health Common Stock and Delisting and Deregistration of Nutrisystem Common Stock (See Page 95)

Tivity Health will apply to have the shares of Tivity Health common stock to be issued in the Merger approved for listing on Nasdaq, where Tivity Health common stock is currently traded. If the Merger is completed, Nutrisystem’s common stock will no longer be listed on Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this proxy statement/prospectus as the “Exchange Act”.

Litigation Relating to the Merger (See Page 95)

As of February 1, 2019, six putative class action complaints have been filed by purported Nutrisystem stockholders challenging the Merger in the United States District Court for the District of Delaware. The complaints are captioned Klein v. Nutrisystem, Inc. et al., Docket No. 1:19-cv-00056 (filed January 9, 2019), Shaev v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00063 (filed January 10, 2019), Vladimir Gusinsky Rev. Trust v. Nutrisystem, Inc., Docket No. 1:19-cv-00069 (filed January 10, 2019), Frechter v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00087 (filed January 16, 2019), Walton v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00112 (filed January 19, 2019), and Haines v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00137 (filed January 24, 2019). The complaints name as defendants each member of Nutrisystem’s board of directors and Nutrisystem itself and, in the case of the Klein and Gusinsky complaints, Tivity Health and Merger Sub. The complaints allege, among other things, that statements made in the registration statement filed by Tivity Health on January 7, 2019 were materially incomplete and misleading and violated Sections 14(a) and 20(a) of the Exchange Act. In addition, the complaints generally allege that the Merger undervalues Nutrisystem, that the process leading up to the execution of the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Tivity Health and improperly impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the Merger Agreement and enjoining the defendants from completing the Merger, as well as recovery of litigation costs and attorneys’ fees. The defendants intend to defend these actions vigorously.

Appraisal Rights Available (See Page 89)

Under Delaware law, if the Merger is completed, record holders of Nutrisystem common stock who do not vote in favor of the adoption of the Merger Agreement and who otherwise properly assert their appraisal rights will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Nutrisystem common stock, in lieu of receiving the Merger Consideration. This value could be more than, the same as, or less than the value of the Merger Consideration. The relevant provisions of the General Corporation Law of the State of Delaware (which is referred to in this proxy statement/prospectus as the “DGCL”) are included as Annex C to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Nutrisystem stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply strictly with the procedures prescribed by these provisions will result in loss of the right of appraisal.

Completion of the Merger Is Subject to Certain Conditions (See Page 117)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligation of each of Tivity Health and Merger Sub, on the one hand, and Nutrisystem, on the other hand, to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	adoption of the Merger Agreement by holders of a majority of the outstanding shares of Nutrisystem common stock;

•	approval for the listing on Nasdaq of the shares of Tivity Health common stock to be issued in the Merger;

•	absence of any law enacted, adopted or promulgated in the United States following December 9, 2018 or order that prohibits, renders illegal or enjoins the consummation of the Merger;

•	termination or expiration of any waiting periods applicable to the Merger under the HSR Act; and

•

effectiveness of the registration statement for the shares of Tivity Health common stock being issued in the Merger and the absence of any stop order suspending that effectiveness or any proceedings for that purpose.

In addition, the obligations of Tivity Health and Merger Sub to complete the Merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of certain additional conditions, including (i) the accuracy of the representations and warranties of Nutrisystem set forth in the Merger Agreement, subject in certain cases to a “material adverse effect” standard (see “The Merger Agreement—Definition of Material Adverse Effect” beginning on page 102 of this proxy statement/prospectus), (ii) the absence of any material breach by Nutrisystem of any of its agreements and covenants required by the Merger Agreement to be performed prior to the closing date, (iii) the absence of the occurrence of a “material adverse effect” with respect to Nutrisystem, and (iv) receipt of a certificate executed by an executive officer of Nutrisystem as to the satisfaction of such conditions.

In addition, the obligation of Nutrisystem to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of certain additional conditions, including (i) the accuracy of the representations and warranties of Tivity Health and Merger Sub set forth in the Merger Agreement, subject in certain cases to a “material adverse effect” standard (see “The Merger Agreement—Definition of Material Adverse Effect” beginning on page 102 of this proxy statement/prospectus), (ii) the absence of any material breach by Tivity Health and Merger Sub of any of their respective agreements and covenants required by the Merger Agreement to be performed prior to the closing date, (iii) the absence of the occurrence of a “material adverse effect” with respect to Tivity Health, and (iv) receipt of a certificate executed by an executive officer of Tivity Health and Merger Sub as to the satisfaction of such conditions.

Tivity Health and Nutrisystem cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

The Merger May Not Be Completed Without All Required Regulatory Approvals (See Page 88)

Completion of the Merger is conditioned upon the expiration or early termination of the waiting period relating to the Merger under the HSR Act and the required governmental authorizations having been made or obtained and being in full force and effect.

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this proxy statement/prospectus as the “FTC”, and the Antitrust Division of the Department of Justice, which is referred to in this proxy statement/prospectus as the “DOJ”. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier. Tivity Health and Nutrisystem each filed its required HSR Act notification and report with respect to the Merger on December 21, 2018 requesting early termination. The waiting period under the HSR Act expired on January 22, 2019 at 11:59 p.m. (U.S. Eastern Time).

Neither Tivity Health nor Nutrisystem is aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Tivity Health and Nutrisystem have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to consummate the Merger as promptly as practicable. Tivity Health will be obligated to expeditiously comply with any requests or inquiries for additional information or documentation (including any second request) by any governmental entity and to enter into or agree to divestitures, hold separate agreements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with governmental entities, to obtain the approvals, consents, orders, exemptions or waivers from any governmental authority or other third party required to be obtained prior to the consummation of the Merger; provided, that such actions would not have a material adverse effect on the financial condition, business or operations of Tivity Health and its subsidiaries, taken as a whole, or on Nutrisystem and its subsidiaries, taken as a whole.

Financing (See Page 95)

The Merger Agreement is not subject to a financing condition. On December 9, 2018, Tivity Health entered into a debt commitment letter and corresponding fee letters, as may be amended and restated from time to time, which, as so amended, are collectively referred to in this proxy statement/prospectus as the “Debt Commitment Letter”, with Credit Suisse AG, which is referred to in this proxy statement/prospectus as “CS”, and Credit Suisse Loan Funding LLC, which is referred to in this proxy statement/prospectus as “CSLF”. On December 21, 2018, December 26, 2018, December 27, 2018, December 31, 2018 and January 4, 2019, the Debt Commitment Letter was amended to add SunTrust Robinson Humphrey, Inc., which is referred to in this proxy statement/prospectus as “STRH”, SunTrust Bank, which is referred to in this proxy statement/prospectus as “SunTrust”, Citigroup Global Markets Inc., on behalf of itself and Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and affiliates thereof, which are referred to collectively in this proxy statement/prospectus as “CGMI”, Citizens Bank, N.A., which is referred to in this proxy statement/prospectus as “Citizens”, Fifth Third Bank, which is referred to in this proxy statement/prospectus as “Fifth Third”, Regions Bank, which is referred to in this proxy statement/prospectus as “Regions Bank”, Regions Capital Markets, a division of Regions Bank, which is referred to in this proxy statement/prospectus as “Regions Capital Markets”, and Goldman Sachs Bank USA, together with its affiliates, including Goldman Sachs Lending Partners LLC, which are referred to collectively in this proxy statement/prospectus as “GS”, and, collectively with CS, CSLF and their respective affiliates, as the “Commitment Parties”, as Commitment Parties under the Debt Commitment Letter and to adjust correspondingly each Commitment Party’s commitment with respect to the financing contemplated thereby. Under the Debt Commitment Letter, among other things, CSLF, STRH, CGMI, Citizens, Fifth Third, Regions Capital Markets and GS have committed to arrange, and CS, SunTrust, CGMI, Citizens, Fifth Third, Regions Bank and GS have committed to provide, subject to terms and conditions set forth in the Debt Commitment Letter, a senior secured term loan facility in an aggregate principal amount of $1,210,000,000 and a senior secured revolving credit facility in an aggregate principal amount of $125,000,000, which are collectively referred to in this proxy statement as the “Financing”. The Financing will be secured by a first priority security interest and lien on substantially all of the assets of Tivity Health and its wholly owned material domestic subsidiaries. The Commitment Parties’ commitments pursuant to the Debt Commitment Letter are subject to various conditions, including consummation of the Merger in accordance with the Merger Agreement; the negotiation and execution of definitive documentation consistent with the Debt Commitment Letter; delivery of certain audited, unaudited and pro forma financial statements; the absence of a material adverse effect on Nutrisystem after December 9, 2018; the accuracy of representations and warranties of Nutrisystem in the Merger Agreement and specified representations and warranties of Tivity Health to be set forth in the definitive loan documents; the repayment of all outstanding indebtedness and other obligations of Tivity Health and Nutrisystem under their existing credit facilities; and other customary closing conditions. For a more complete description of the Financing, see “Proposal I: The Merger—Financing of the Merger” beginning on page 95 of this proxy statement/prospectus.

The Merger Is Expected to be Completed in the First Quarter of 2019 (See Page 98)

The Merger will occur within three business days after the conditions to its completion have been satisfied or, to the extent permitted by applicable law, waived. As of the date of this proxy statement/prospectus, the Merger is expected to be completed in the first quarter of 2019. However, there can be no assurance as to when, or if, the Merger will occur.

No Solicitation by Nutrisystem; Change of Recommendation (See Page 108)

In accordance with the terms of the Merger Agreement, Nutrisystem agreed, effective immediately upon the signing of the Merger Agreement, to cease and cause to be terminated all discussions or negotiations existing as of December 9, 2018 with any other parties that may have been ongoing with respect to an Acquisition Proposal. The term “Acquisition Proposal” is defined in the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals; Changes in Board Recommendation” beginning on page 108 of this proxy statement/prospectus.

From December 9, 2018 until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions described below, Nutrisystem has agreed that it and its subsidiaries will not, and Nutrisystem will instruct each of its representatives not to, directly or indirectly:

•

whether publicly or otherwise, initiate or solicit the submission of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•

furnish to any third party any non-public information relating to Nutrisystem or any of its subsidiaries, or afford to any third party access to the business, books, records or other non-public information, or to any personnel, of Nutrisystem or any of its subsidiaries, in any such case with the intent to encourage or induce the making, submission or announcement of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•

enter into, conduct, participate, maintain or engage in any discussions or negotiations with any third party with respect to any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (other than solely to (x) inform any third party of the existence of the provisions of Merger Agreement prohibiting solicitation of Acquisition Proposals or (y) seek clarification regarding the terms or conditions of any offer, inquiry, proposal or indication of interest); and

•

effect a “Change of Board Recommendation” (the term “Change of Board Recommendation” is defined in the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals; Changes in Board Recommendation” beginning on page 108 of this proxy statement/prospectus).

Prior to the receipt of the Nutrisystem stockholder vote adopting the Merger Agreement, which is referred to in this proxy statement/prospectus as “Requisite Stockholder Vote”:

•

upon receipt by Nutrisystem of an unsolicited Acquisition Proposal made after December 9, 2018, if Nutrisystem’s Board determines in good faith (after consultation with outside counsel and a financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (the term “Superior Proposal” is defined in the section entitled “The Merger Agreement—Receipt of Acquisition Proposals” beginning on page 109 of this proxy statement/prospectus), Nutrisystem may, subject to specified conditions and requirements, furnish nonpublic information to the person making the proposal and participate in discussions or negotiations with such person; and

•

the Nutrisystem Board may change its recommendation to Nutrisystem’s stockholders in response to an Intervening Event (the term “Intervening Event” is defined in the section entitled “The Merger Agreement—Receipt of Acquisition Proposals” beginning on page 109 of this proxy statement/prospectus) or a Superior Proposal if the Nutrisystem Board determines that, after consultation with outside legal counsel, the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, subject in each case to delivering to Tivity Health four business days’ notice (it being understood that any amendment or subsequent amendment to the material terms of the Superior Proposal will require Nutrisystem to deliver to Tivity Health a new two business days’ notice) and, to the extent requested by Tivity Health, engaging in good faith negotiations with Tivity Health during such period to amend the Merger Agreement, considering in good faith any adjustments and/or proposed amendments to the Merger Agreement, and after such negotiations and good faith consideration of such offer (if any), making a determination after the negotiations (if any) whether the failure to take such action would still be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Termination of the Merger Agreement (See Page 118)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the terms and conditions described in the Merger Agreement, the Merger Agreement may be terminated at any time before completion of the Merger in any of the following ways:

•	by mutual written consent of Tivity Health and Nutrisystem;

•	by either Tivity Health or Nutrisystem if:

•

the Merger has not been completed on or before June 9, 2019, which is referred to in this proxy statement/prospectus as the “Outside Date”, except that a party may not terminate for this reason if its action or failure to act constitutes a breach or violation of any of its obligations, and that breach has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in the Merger Agreement prior to the Outside Date or (2) the failure of the closing to occur by the Outside Date;

•

a governmental entity of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action has become final and non-appealable, except that a party may not terminate for this reason if the failure of that party to fulfill any obligation under the Merger Agreement resulted in the issuance of such order or the taking of such other action;

•

Nutrisystem stockholders fail to adopt the Merger Agreement upon a vote taken on a proposal to adopt the Merger Agreement at the Nutrisystem special meeting (or any adjournment or postponement thereof); or

•

there has been a breach of any representation or warranty made by, or failure to perform any covenant or agreement to be performed by, the other party, in each case that would cause the failure of the condition to completion related to accuracy of representations and warranties or performance of covenants and agreements, and that breach or failure to perform either is incapable of being cured or has not been cured within 30 days following notice to the breaching or failing-to-perform party;

•	by Tivity Health if:

•

the Nutrisystem Board or any committee thereof has effected an Change of Board Recommendation; but Tivity Health’s right to terminate the Merger Agreement for this reason is only exercisable prior to receipt of the Nutrisystem stockholder vote adopting the Merger Agreement;

•	by Nutrisystem if:

•

after January 30, 2019, (1) all of the conditions to Tivity Health’s obligation to effect the Merger have been satisfied or waived (except for those conditions that by their nature or terms are to be satisfied at the closing, which conditions were capable of being satisfied at the time of such failure to consummate the Merger), (2) Nutrisystem has irrevocably confirmed to Tivity Health in writing that Nutrisystem is ready and willing to consummate the Merger, and (3) Tivity Health and Merger Sub fail to consummate the transactions contemplated by the Merger Agreement within three business days following delivery of notice as a result of Tivity Health’s failure to receive the proceeds from the Financing; or

•	prior to obtaining the Requisite Stockholder Vote in order to accept a Superior Proposal, if concurrently with such termination, Nutrisystem pays Tivity Health a termination fee of $45.0 million.

Termination Fee (See Page 119)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the terms and conditions described in the Merger Agreement, Nutrisystem has agreed to pay Tivity Health a termination fee of $45.0 million if the Merger Agreement is terminated under any of the following circumstances:

•	by Nutrisystem, in accordance with its right to terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Proposal;

•	by Tivity Health, in accordance with its right to terminate the Merger Agreement because of a Change of Board Recommendation by the Nutrisystem Board; or

•	prior to the receipt of the Requisite Stockholder Vote, by:

•

Tivity Health or Nutrisystem, either because the Merger has not been completed by the Outside Date (and at such time the mutual conditions to the obligations of parties to effect the Merger were satisfied) or Nutrisystem stockholders failed to adopt the Merger Agreement upon a vote taken on a proposal to adopt the Merger Agreement at the Nutrisystem special meeting (or any adjournment or postponement thereof);

•

after December 9, 2018 and prior to the date of termination or the date of the stockholders meeting, an Acquisition Proposal was publicly proposed or announced or otherwise communicated to the Nutrisystem stockholders and not withdrawn prior to the date of termination or the date of the stockholders meeting; and

•

within 12 months after the date of such termination, Nutrisystem enters into a definitive written agreement with respect to an Acquisition Proposal and the transaction contemplated by such definitive agreement is later consummated.

Under the Merger Agreement, for purposes of the bullet points preceding this sentence, each reference to “20%” in the definition of “Acquisition Proposal” will be deemed to be a reference to “50%.”

Except in the case of intentional fraud, if Tivity Health receives a termination fee in accordance with the provisions of the Merger Agreement, the receipt of the termination fee will be Tivity Health’s and Merger Sub’s sole and exclusive remedy against Nutrisystem, its subsidiaries and their respective representatives.

See “The Merger Agreement—Termination Fee” beginning on page 119 of this proxy statement/prospectus for a more complete description of the circumstances under which Nutrisystem will be required to pay a termination fee.

Specific Performance; Remedies (See Page 120)

Under the Merger Agreement, each of Tivity Health and Nutrisystem is entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which that party may be entitled at law or in equity.

Material U.S. Federal Income Tax Consequences (See Page 92)

In general, U.S. holders (as defined under “Proposal I: The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 92 of this proxy statement/prospectus) will recognize capital gain or loss for U.S. federal income tax purposes on the exchange of their Nutrisystem common stock for shares of Tivity Health common stock and cash in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Tivity Health common stock (determined on the date of the exchange) and cash received (including cash received in lieu of a fractional share of Tivity Health common stock) and (ii) the U.S. holder’s adjusted tax basis in the Nutrisystem common stock surrendered in the exchange.

The U.S. federal income tax consequences described above may not apply to all holders of Nutrisystem common stock, including certain holders specifically referred to on pages 92-93 of this proxy statement/prospectus. Your tax consequences will depend on your own situation. You should consult your tax advisor to determine the particular tax consequences of the Merger to you.

Accounting Treatment (See Page 94)

The Merger will be accounted for as an acquisition of a business. Tivity Health will record assets acquired and liabilities assumed from Nutrisystem primarily at their respective fair values at the date of completion of the Merger. Any excess of the purchase price (as described under Note 2 under “Tivity Health And Nutrisystem Unaudited Pro Forma Combined Financial Statements” beginning on page 31 of this proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

Rights of Nutrisystem Stockholders Will Change as a Result of the Merger (See Page 135)

Nutrisystem stockholders will have different rights once they become Tivity Health stockholders due to differences between the organizational documents of Tivity Health and Nutrisystem. These differences are described in more detail under “Comparison of Stockholder Rights” beginning on page 135 of this proxy statement/prospectus.

Risk Factors (See Page 47)

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TIVITY HEALTH

The following table presents selected historical consolidated financial data of Tivity Health. The selected historical consolidated financial data of Tivity Health for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Tivity Health’s consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Tivity Health for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, have been derived from Tivity Health’s consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.

The selected historical consolidated financial data of Tivity Health as of and for the nine months ended September 30, 2018 and for the nine months ended September 30, 2017, are derived from Tivity Health’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Tivity Health as of September 30, 2017 is derived from Tivity Health’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which has not been incorporated by reference into this proxy statement/prospectus. Tivity Health’s management believes that Tivity Health’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited consolidated financial statements and include all normal and recurring adjustments necessary for a fair statement of the results for each interim period.

You should read the following selected historical consolidated financial data of Tivity Health in conjunction with Tivity Health’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report. For more information, see the section entitled “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

	As of/For the Nine Months Ended		As of/For the Years Ended December 31,
	9/30/2018	9/30/2017	2017	2016	2015	2014	2013
	(thousands of dollars, except per share amounts)
Statement of Operations Data(1):
Revenue	$453,261	$417,588	$556,942	$500,998	$452,092	$405,263	$359,434
Income from continuing operations	69,375	52,607	61,230	56,091	43,634	42,836	35,291

Balance Sheet Data:
Total assets(2)(3)	$482,509	$656,816	$636,163	$544,782	$712,924	$806,207	$741,845
Current portion of long-term debt	52	144,064	145,959	46,046	23,308	20,613	14,340
Long-term debt(3)	52,132	4,955	—	164,297	208,289	225,411	230,416

Per Common Share Data(1):
Income from continuing operations:
Basic	1.74	1.34	1.56	1.52	1.22	1.21	1.02
Diluted	1.60	1.25	1.44	1.47	1.18	1.18	1.00

(1)

Tivity Health’s results from continuing operations do not include the results of the total population health services (“TPHS”) business, which Tivity Health sold effective July 31, 2016. The TPHS business included

Tivity Health’s partnerships with Blue Zones, LLC and Dr. Dean Ornish (the Blue Zones Project by Healthways™ and Dr. Dean Ornish’s Program for Reversing Heart Disease™, respectively), Tivity Health’s joint venture with Gallup, Inc., Navvis Healthcare, LLC (“Navvis”), MeYou Health, LLC (“MeYou Health”), and Tivity Health’s international operations, including Tivity Health’s joint venture with SulAmérica. While Navvis and MeYou Health were part of Tivity Health’s TPHS business, they were sold separately to other buyers in November 2015 and June 2016, respectively.
(2)

Includes assets held for sale within discontinued operations. In addition, reflects the impact of Accounting Standards Update (“ASU”) No. 2015-17, “Income Taxes: Balance Sheet Classification of Deferred Taxes,” related to balance sheet classification of all deferred tax liabilities and assets as noncurrent, which was adopted in 2016 and applied prospectively.

(3)

Reflects the impact of the adoption of ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” in fiscal 2016 related to balance sheet classification of debt issuance costs, which was applied retrospectively to all periods presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF NUTRISYSTEM

The following table presents selected historical consolidated financial data of Nutrisystem. The selected historical consolidated financial data of Nutrisystem for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Nutrisystem’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Nutrisystem for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, have been derived from Nutrisystem’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.

The selected historical consolidated financial data of Nutrisystem as of, and for the nine months ended September 30, 2018 and for the nine months ended September 30, 2017, are derived from Nutrisystem’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Nutrisystem as of September 30, 2017 is derived from Nutrisystem’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which has not been incorporated by reference into this proxy statement/prospectus. Nutrisystem’s management believes that Nutrisystem’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited consolidated financial statements and include all normal and recurring adjustments necessary for a fair statement of the results for each interim period.

You should read the following selected historical consolidated financial data of Nutrisystem in conjunction with Nutrisystem’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each such Annual Report and Quarterly Report. For more information, see the section entitled “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

	As of/For the Nine Months Ended		As of/For the Years Ended December 31,
	9/30/2018	9/30/2017	2017		2016		2015		2014	2013
	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$561,496	$565,720	$696,957		$545,451		$462,609		$403,083	$358,086

Costs and expenses:
Cost of revenue	263,032	259,684	321,210		256,994		224,581		199,053	184,210	(4)
Marketing	176,167	168,585	198,949		152,387		124,209		107,706	95,784
Selling, general and administrative	54,607	59,620	78,305		68,290		64,651	(3)	59,231	58,227	(5)
Depreciation and amortization	11,531	11,321	15,082		13,736	(2)	9,158		7,849	8,896

Operating income	56,159	66,510	83,411		54,044		40,010		29,244	10,969
Interest (income) expense, net	(512)	(74)	(119)		26		169		142	89
Income tax expense	11,738	19,638	25,658	(1)	18,549		13,698		9,791	3,510

Net income	$44,933	$46,946	$57,872		$35,469		$26,143		$19,311	$7,370

Basic income per common share	$1.51	$1.57	$1.93		$1.20		$0.90		$0.67	$0.26

Diluted income per common share	$1.50	$1.54	$1.90		$1.19		$0.89		$0.66	$0.25

Weighted average shares outstanding:
Basic	29,466	29,685	29,706		29,213		28,695		28,323	28,013
Diluted	29,797	30,164	30,191		29,545		29,175		28,787	28,287
Dividends declared per common share	$0.750	$0.525	$0.70		$0.70		$0.70		$0.70	$0.70

Balance Sheet Data:
Cash, cash equivalents and short term investments	$92,552	$89,616	$72,222		$33,496		$15,508		$29,247	$26,323
Working capital(6)	97,963	81,916	88,454		41,805		18,009		23,780	20,841
Total assets	195,385	194,847	201,543		154,240		129,893		109,892	102,445
Non-current liabilities	1,801	1,865	1,636		1,877		2,284		2,710	2,779
Stockholder’s equity	140,567	133,649	135,803		94,524		69,928		55,515	52,157

(1)

In the fourth quarter of 2017, Nutrisystem recorded a charge of $836 to write-down Nutrisystem’s net deferred tax assets to reflect the reduction in the future federal corporate tax rate from 35% to 21% due to the enactment of the Tax Cuts and Jobs Act. Additionally, Nutrisystem recorded a valuation allowance of

$817 as certain state net operating loss carryforwards might not be realized due to changes in tax legislation. In addition, reflects the adoption of ASU No. 2016-09, “Improvements to Employee Share-Based Payment Accounting,” on a prospective basis. Nutrisystem adopted this standard in the first quarter of 2017 and recognized an excess tax benefit from share-based compensation of $5,491 for the year ended December 31, 2017 within income tax expense as opposed to being recognized in additional paid-in capital under previous accounting guidance. The amounts recognized in additional paid-in capital were $2,936, $2,750, $(68), and $(203) for the years ended December 31, 2016, 2015, 2014, and 2013, respectively. The prior periods have not been restated.
(2)

In 2016, Nutrisystem recorded a charge of $1,297 to write-down certain software licenses that were no longer expected to be used as more enhanced software options were available to handle Nutrisystem’s evolving business needs.

(3)

On December 17, 2015, Nutrisystem acquired the South Beach Diet brand for a cash payment of $15,000. In connection with this acquisition, Nutrisystem incurred $2,498 in transaction costs which were charged to expense in 2015.

(4)	In 2013, a charge of $5,000 was recorded to settle certain disputes that had arisen with a supplier over a legacy contract.
(5)	In 2013, Nutrisystem recorded $2,357 for severance, including $696 of non-cash expense related to the acceleration of previously awarded equity-based awards.
(6)

Reflects the adoption of ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes,” related to the balance sheet classification of all deferred tax assets and liabilities as noncurrent, which was adopted by Nutrisystem in 2017 and applied retrospectively to all periods presented.

COMPARISON OF TIVITY HEALTH AND NUTRISYSTEM DIVIDEND INFORMATION AND IMPLIED VALUE OF MERGER CONSIDERATION

Dividend Information

Tivity Health common stock is listed on Nasdaq under the trading symbol “TVTY.” Nutrisystem common stock is listed on Nasdaq under the trading symbol “NTRI.” Tivity Health’s fiscal year ends on December 31. Tivity Health has not declared or paid a cash dividend on shares of its common stock during the periods indicated below and does not expect to do so in the future. Nutrisystem’s fiscal year ends on December 31. The cash dividends declared per share for Nutrisystem common stock as reported on Nasdaq were as follows:

Dividend
Fiscal Year Ended December 31, 2019:
First Quarter (through February 1, 2019)	$0.00
Fiscal Year Ended December 31, 2018:
First Quarter	$0.25
Second Quarter	$0.25
Third Quarter	$0.25
Fourth Quarter	$0.25
Fiscal Year Ended December 31, 2017:
First Quarter	$0.175
Second Quarter	$0.175
Third Quarter	$0.175
Fourth Quarter	$0.175

Under the terms of the Merger Agreement, until the Effective Time, Nutrisystem will not, and will not permit any Nutrisystem subsidiary, to declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect wholly owned subsidiary of Nutrisystem to Nutrisystem or to any other direct or indirect wholly owned subsidiary of Nutrisystem that are made in compliance with Nutrisystem’s credit agreement and the other contractual obligations of Nutrisystem and its subsidiaries.

Implied Value of Merger Consideration

The following table sets forth the closing price per share of Tivity Health common stock and of Nutrisystem common stock as of December 7, 2018, the last trading day prior to the public announcement of the Merger and January 30, 2019, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the implied value of the Merger Consideration for each share of Nutrisystem common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Tivity Health common stock on the relevant date by the Exchange Ratio of 0.2141, representing the stock portion of the Merger Consideration, and adding $38.75, the cash portion of the Merger Consideration.

	Tivity Health Common Stock	Nutrisystem Common Stock	Implied Per Share Value of Merger Consideration
December 7, 2018	$40.61	$34.20	$47.44
January 30, 2019	$22.08	$43.28	$43.48

The market prices of shares of Tivity Health common stock and Nutrisystem common stock have fluctuated since the date of the announcement of the Merger and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date the Merger is completed, and the market price of shares of Tivity Health common stock will continue to fluctuate after the closing of the Merger. No assurance can be given concerning the market prices of Tivity Health common stock or Nutrisystem common stock before the closing of the Merger or Tivity Health common stock after the closing of the Merger. The Exchange Ratio is fixed in the Merger Agreement, but the market price of Tivity Health common stock (and therefore the value of the Merger Consideration) when received by Nutrisystem stockholders after the closing of the Merger could be greater than, less than or the same as the values shown in the table above. Accordingly, Nutrisystem stockholders are advised to obtain current market quotations for Tivity Health common stock and Nutrisystem common stock when considering whether to vote “FOR” the adoption of the Merger Agreement.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth historical per share information of Tivity Health and Nutrisystem and unaudited pro forma combined per share information after giving effect to the Merger and the Financing. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Tivity Health will experience after the Merger. The unaudited pro forma combined per share data has been derived from and should be read in conjunction with the unaudited pro forma combined financial information included in the section “Tivity Health and Nutrisystem Unaudited Pro Forma Combined Financial Statements” beginning on page 31 of this proxy statement/prospectus and the related notes included in this proxy statement/prospectus beginning on page 36. The historical per share data has been derived from the historical consolidated financial statements of Tivity Health and Nutrisystem. The equivalent basis pro forma combined amounts are calculated by multiplying the pro forma combined data by the Exchange Ratio. The equivalent basis pro forma calculations exclude the $38.75 per share cash portion of the Merger Consideration.

	Tivity Health Historical	Nutrisystem Historical	Pro Forma Unaudited Combined		Nutrisystem Equivalent Basis Pro Forma Unaudited Combined
Income from continuing operations per basic share attributable to common stockholders
Nine months ended September 30, 2018	$1.74	$1.51	$1.16		$0.25
Year ended December 31, 2017	$1.56	$1.93	$1.22		$0.26
Income from continuing operations per diluted share attributable to common stockholders
Nine months ended September 30, 2018	$1.60	$1.50	$1.08		$0.23
Year ended December 31, 2017	$1.44	$1.90	$1.13		$0.24
Cash dividends per share of common stock
Nine months ended September 30, 2018	$—	$0.75	—	(1)	—	(1)
Year ended December 31, 2017	$—	$0.70	—	(1)	—	(1)
Book value per share of common stock (2)
As of September 30, 2018	$8.65	$4.78	$10.42		$2.23
As of December 31, 2017	$6.85	$4.52	N/A	(3)	N/A	(3)

(1)	Pro forma combined dividends per share is not presented and is not applicable, as Tivity Health historically has not paid a dividend and has no immediate plans to do so.
(2)

Book value per share is calculated by dividing stockholders’ equity by shares of common stock outstanding. The pro forma unaudited combined book value per share equals pro forma combined stockholders’ equity divided by shares of Tivity Health common stock issued and outstanding at September 30, 2018 plus 6,273,017 shares of Tivity Health common stock estimated to be issued for outstanding shares of Nutrisystem common stock as stock consideration.

(3)

Pro forma book value per share is not applicable as of December 31, 2017, as the pro forma unaudited combined balance sheet was prepared as if the Merger and Financing had taken place on September 30, 2018.

TIVITY HEALTH AND NUTRISYSTEM UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following tables present unaudited pro forma combined financial information about Tivity Health’s combined balance sheet and statements of operations after giving effect to the Merger and the Financing. The information under “Unaudited Pro Forma Combined Balance Sheet” in the table below gives effect to the Merger and the Financing as if they had taken place on September 30, 2018. The information under “Unaudited Pro Forma Combined Statements of Operations” in the table below gives effect to the Merger and the Financing as if they had taken place on January 1, 2017. These unaudited pro forma combined financial statements were prepared using the acquisition method of accounting where Tivity Health is considered the acquirer of Nutrisystem for accounting purposes. See the section entitled “The Merger—Accounting Treatment” beginning on page 94 of this proxy statement/prospectus.

The assumptions and estimates underlying the unaudited adjustments to the pro forma combined financial statements are described in the accompanying notes, which should be read together with the pro forma combined financial statements. In addition, the unaudited pro forma combined financial statements should be read in conjunction with the following:

•

Tivity Health’s unaudited consolidated financial statements and the related notes thereto as of and for the nine months ended September 30, 2018 included in Tivity Health’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018;

•

Tivity Health’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2017 included in Tivity Health’s Annual Report on Form 10-K for the year ended December 31, 2017;

•

Nutrisystem’s unaudited consolidated financial statements and the related notes thereto as of and for the nine months ended September 30, 2018 included in Nutrisystem’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018; and

•

Nutrisystem’s audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2017 included in Nutrisystem’s Annual Report on Form 10-K for the year ended December 31, 2017.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are based on assumptions and estimates considered appropriate by Tivity Health’s management; however, they do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Merger occurred on the dates set forth above, nor do they purport to be indicative of the future financial condition and results of operations of the combined company. The adjustments included in these unaudited pro forma combined financial statements are preliminary and may be revised. These unaudited pro forma combined financial statements do not consider any impacts of integration costs, potential revenue enhancements, anticipated cost savings and expense efficiencies, or other synergies that may result from the Merger or any strategies that management may consider in order to continue to efficiently manage Tivity Health’s operations. In addition, the value of the consideration to be paid by Tivity Health upon consummation of the Merger will be determined based on the closing price of Tivity Health common stock on the closing date of the Merger. Future results may vary significantly from the results reflected due to various factors, including the final allocation of the purchase price and other risks discussed in the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

The unaudited pro forma combined financial statements have been compiled in a manner consistent with the accounting policies adopted by Tivity Health. Tivity Health’s management’s review to date has determined that no significant adjustments are necessary to conform Nutrisystem’s financial statements to the accounting policies used by Tivity Health. However, the unaudited pro forma combined financial statements may not reflect all the adjustments necessary to conform the accounting policies of Nutrisystem to those of Tivity Health as a final review of Nutrisystem’s accounting policies will be conducted by Tivity Health as of the closing of the Merger. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma combined financial statements. Upon the combination of the companies, Tivity Health expects that certain reclassifications will be made to its financial statement presentation in order to present certain balances separately, including marketing expenses and deferred revenue, as they will be material to the combined company. These reclassification adjustments have been presented as pro forma adjustments (refer to Notes 3(i), 3(n) and 3(p)).

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2018

(In thousands)

	Tivity Health Historical	Nutrisystem Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Current assets:
Cash and cash equivalents	$1,643	$38,158	$(14,459)	3	(a)	$25,342
Short-term investments	—	54,394	(54,394)	3	(a)	—
Accounts receivable, net	67,012	19,125	—			86,137
Inventories	—	30,373	—			30,373
Prepaid expenses and other current assets	9,100	8,930	—			18,030

Total current assets	77,755	150,980	(68,853)			159,882
Property and equipment, net	14,566	27,695	2,805	3	(b)	45,066
Long-term deferred tax asset	1,354	3,177	(4,531)	3	(c)	—
Intangible assets, net	29,049	12,334	923,666	3	(d)	965,049
Goodwill, net	334,680	—	470,117	3	(e)	804,797
Other long-term assets	25,105	1,199	1,904	3	(f)	28,208

Total assets	$482,509	$195,385	$1,325,108			$2,003,002

Current liabilities:
Accounts payable	$30,145	$35,541	—			$65,686
Accrued salaries and benefits	5,590	2,306	—			7,896
Accrued liabilities	41,236	5,883	8,160	3	(o)	55,279
Deferred revenue	—	9,287	601	3	(n)	9,888
Other current liabilities	2,301	—	13,871	3	(f,p)	16,172

Total current liabilities	79,272	53,017	22,632			154,921
Long-term debt	52,132	—	1,083,304	3	(f)	1,135,436
Long-term deferred tax liability	—	—	223,786	3	(c)	223,786
Other long-term liabilities	4,525	1,801	—			6,326
Stockholders’ equity:
Preferred stock	—	—	—			—
Common stock	40	31	(25)	3	(h)	46
Additional paid-in capital	353,594	78,939	89,893	3	(h)	522,426
Retained earnings	21,128	106,436	(139,321)	3	(h)	(11,757)
Accumulated other comprehensive loss	—	(260)	260	3	(h)	—
Treasury stock	(28,182)	(44,579)	44,579	3	(h)	(28,182)

Total stockholders’ equity	346,580	140,567	(4,614)			482,533

Total liabilities and stockholders’ equity	$482,509	$195,385	$1,325,108			$2,003,002

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(In thousands, except share and per share information)

	Tivity Health Historical	Nutrisystem Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenues	$453,261	$561,496	—			$1,014,757
Cost of services (exclusive of depreciation and amortization)	324,346	263,032	(10,862)	3	(i, j)	576,516
Marketing expenses	—	176,167	11,823	3	(i, j)	187,990
Selling, general and administrative expenses (“SG&A”)	24,151	54,607	3,471	3	(i, j)	82,229
Depreciation and amortization	3,461	11,531	13,912	3	(b, k)	28,904
Restructuring and related charges	124	—	—			124

Operating income	101,179	56,159	(18,344)			138,994

Interest expense (income)	7,948	(512)	60,987	3	(f)	68,423

Income before income taxes	93,231	56,671	(79,331)			70,571

Income tax expense (benefit)	23,856	11,738	(19,833)	3	(l)	15,761

Income from continuing operations	69,375	44,933	(59,498)			54,810

Earnings per share from continuing operations:
Basic	$1.74	$1.51		3	(m)	$1.16
Diluted	$1.60	$1.50		3	(m)	$1.08

Weighted average common shares and equivalents:
Basic	39,898,000	29,466,000		3	(m)	47,323,183
Diluted	43,234,000	29,797,000		3	(m)	50,827,490

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(In thousands, except share and per share information)

	Tivity Health Historical	Nutrisystem Historical	Pro Forma Adjustments	Notes		Pro Forma Combined
Revenues	$556,942	$696,957	—			$1,253,899
Cost of services (exclusive of depreciation and amortization)	395,605	321,210	(8,325)	3	(i, j)	708,490
Marketing expenses	—	198,949	9,062	3	(i, j)	208,011
SG&A	34,361	78,305	2,474	3	(i, j)	115,140
Depreciation and amortization	3,357	15,082	18,549	3	(b, k)	36,988
Restructuring and related charges	3,223	—	—			3,223

Operating income	120,396	83,411	(21,760)			182,047

Interest expense (income)	15,613	(119)	79,431	3	(f)	94,925

Income before income taxes	104,783	83,530	(101,191)			87,122

Income tax expense (benefit)	43,553	25,658	(38,453)	3	(l)	30,758

Income from continuing operations	61,230	57,872	(62,738)			56,364

Earnings per share from continuing operations:
Basic	$1.56	$1.93		3	(m)	$1.22
Diluted	$1.44	$1.90		3	(m)	$1.13

Weighted average common shares and equivalents:
Basic	39,357,000	29,706,000		3	(m)	45,975,649
Diluted	42,547,000	30,191,000		3	(m)	49,671,416

Notes to Unaudited Pro Forma Combined Financial Statements

(In thousands, except share and per share information)

Note 1—Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma combined balance sheet as of September 30, 2018 combines the historical unaudited consolidated balance sheets of Tivity Health and Nutrisystem as of September 30, 2018, giving effect to (i) the Merger and the Financing as if they had taken place on September 30, 2018 and (ii) the assumptions and adjustments described in the accompanying notes to these unaudited pro forma combined financial statements. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2018 and the fiscal year ended December 31, 2017 combine the historical consolidated statements of operations of Tivity Health and Nutrisystem for such periods, giving effect to (i) the Merger and the Financing as if they had taken place on January 1, 2017 and (ii) the assumptions and adjustments described in the accompanying notes to these unaudited pro forma combined financial statements. Such adjustments are (1) directly attributable to the Merger, (2) factually supportable, and (3) with respect to the unaudited pro forma combined statements of operations, expected to have a continuing impact on the combined results of Tivity Health and Nutrisystem.

The unaudited pro forma combined financial statements have been prepared using the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations, with Tivity Health treated as the accounting acquirer. As of the date of this proxy statement/prospectus, Tivity Health has not completed the detailed valuation procedures necessary to finalize the required estimated fair values and estimated lives of the Nutrisystem assets to be acquired, the estimated fair values of the liabilities to be assumed, and the related allocation of the purchase price. The fair values and purchase price allocation contained within these statements are preliminary and are based on management’s estimates after initial consultations with valuation personnel and discussions with Nutrisystem’s management. The final allocation of the purchase price will be determined after the Merger is completed and after completion of an analysis to determine the estimated fair value of Nutrisystem’s assets and liabilities, and associated tax adjustments. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments.

Note 2—Estimated Merger Consideration and Preliminary Purchase Price Allocation

The estimated fair value of consideration to be transferred upon consummation of the Merger is $1.3 billion, which includes cash consideration, the fair value of the stock consideration, and the estimated consideration for Nutrisystem equity awards to be assumed by Tivity Health that relate to pre-combination services. The value of the Merger Consideration will change based on fluctuations in the price per share of Tivity Health’s common stock between the date of this proxy statement/prospectus and the closing date of the Merger as well as the number of shares of Nutrisystem common stock outstanding on the closing date of the Merger. The following table summarizes the components of the estimated Merger Consideration:

Estimated cash paid for outstanding Nutrisystem shares (1)	$1,135,355
Estimated value of Tivity Health common stock issued in the Merger (2)	155,634
Estimated cash for Nutrisystem stock-based compensation awards (3)	6,193
Estimated value of Tivity Health replacement awards attributable to pre-combination service (4)	13,204

Total Estimated Merger Consideration	$1,310,386

(1)

Represents the total cash estimated to be paid to former Nutrisystem stockholders as cash consideration. The estimate is based on 29,299,472 shares of Nutrisystem common stock issued and outstanding as of December 31, 2018, and cash consideration of $38.75 per share.

(2)

Represents the fair value of 6,273,017 shares of Tivity Health common stock estimated to be issued for outstanding Nutrisystem shares as stock consideration. The estimate is based on 29,299,472 Nutrisystem shares issued and outstanding as of December 31, 2018, the Exchange Ratio of 0.2141, and closing price per share of Tivity Health common stock on December 31, 2018 of $24.81.

(3)

Represents the cash consideration to be paid pursuant to the Merger Agreement, for the net settlement of 204,175 Nutrisystem stock options vested and outstanding as of the closing date of the Merger. Pursuant to the Merger Agreement, each vested and outstanding Nutrisystem stock option will be cancelled, and the holder will be entitled to receive a cash payment equal to the Merger Consideration Value minus the applicable exercise price of the stock option. See “The Merger Agreement—Treatment of Nutrisystem Equity Awards” beginning on page 100 of this proxy statement/prospectus for a more detailed description of the treatment of the Nutrisystem stock options. The estimated cash payment of $6,193 is based on the closing price per share of Tivity Health common stock on December 31, 2018 and is recorded to accrued liabilities as it will be paid subsequent to the closing of the Merger.

(4)

Represents the fair value of the shares of Tivity Health common stock underlying Nutrisystem equity awards to be assumed by Tivity Health that relate to pre-combination services. Of this amount, $4,714 relates to Nutrisystem’s outstanding restricted stock awards, and $8,490 relates to Nutrisystem’s outstanding performance-based restricted stock units. Pursuant to the terms of the Merger Agreement, Nutrisystem’s restricted stock awards and performance-based restricted stock units that are outstanding immediately prior to the Effective Time will be converted into equity awards of Tivity Health. See “The Merger Agreement—Treatment of Nutrisystem Equity Awards” beginning on page 100 of this proxy statement/prospectus for a more detailed description of how these and certain other Nutrisystem equity awards will be treated in the Merger. A portion of the fair value of the shares of Tivity Health common stock underlying Nutrisystem equity awards to be assumed by Tivity Health represents consideration for pre-combination services provided (and is included in the table above), while a portion represents post-combination compensation and will be recorded in the post-combination results of Tivity Health as the services are provided.

The final estimated Merger Consideration could significantly differ from the amounts presented in the unaudited pro forma financial statements due to fluctuations in the price per share of Tivity Health common stock prior to the closing date of the Merger. Fluctuations in the price per share of Tivity Health common stock will not impact the number of shares of Tivity Health common stock issued in the Merger. The following table is a sensitivity analysis related to the potential fluctuation in the price per share of Tivity Health common stock and provides the impact of a hypothetical change of 10% on the price per share of Tivity Health common stock (using the closing price per share of Tivity Health common stock on December 31, 2018) on the purchase price and estimated goodwill.

	Stock Price	Estimated Merger Consideration	Estimated Goodwill
As presented in the pro forma combined results	$24.81	$1,310,386	$470,117
10% increase in the price per share of Tivity Health common stock	$27.29	$1,326,181	$485,912
10% decrease in the price per share of Tivity Health common stock	$22.33	$1,294,587	$454,318

Tivity Health has performed a preliminary valuation analysis of the fair market value of Nutrisystem’s assets and liabilities. The following table sets forth a preliminary allocation of the estimated Merger Consideration to the identifiable tangible and intangible assets acquired and liabilities assumed as if the Merger had taken place on September 30, 2018, with the excess recorded to goodwill:

Cash, cash equivalents, and short-term investments	$92,552
Accounts receivable	19,125
Inventory	30,373
Prepaid expenses and other current assets	8,930
Property and equipment	30,500
Intangible assets	936,000
Other assets/liabilities	2,575
Accounts payable	(35,541)
Accrued salaries and benefits and other liabilities	(6,641)
Deferred revenue	(9,287)
Deferred tax liabilities, net	(228,317)

Total identifiable assets and liabilities acquired	$840,269
Goodwill (1)	470,117

Total Estimated Merger Consideration	$1,310,386

(1)

Goodwill represents the excess of Merger Consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed. Goodwill is attributable to the assembled workforce of experienced personnel at Nutrisystem and synergies expected to be achieved from the combined operations of Tivity Health and Nutrisystem.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma combined balance sheet and unaudited pro forma combined statements of operations. The final purchase price allocation will be determined when Tivity Health has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, customer lists, retail customer relationships, and goodwill and (3) other changes to assets and liabilities.

Note 3—Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma combined financial statements:

(a)	The estimated adjustment to cash of $14,459 as result of the Merger and the Financing is set forth in the table below:

Proceeds from Financing	$1,184,000
Cash paid for shares of Nutrisystem common stock	(1,135,355)
Repayment of existing Tivity Health term loan and revolving credit facility	(51,975)
Payment of existing Tivity Health accrued interest	(136)
Contingent transaction fees relating to Merger	(25,850)
Debt issue costs and original issue discount (“OID”)	(39,537)

Total Uses of cash	(68,853)
Convert short-term investments to cash	54,394

Net impact on cash	$ (14,459)

(b)

Property and equipment, net has been adjusted to estimated fair value based on a preliminary valuation, and the actual valuation could materially differ from the estimate. The resulting pro forma adjustment is as follows:

Property and equipment, net, elimination of historical	$(27,695)
Property and equipment, net, fair value	30,500

Pro-forma property and equipment adjustment	$2,805

The associated pro forma adjustment to record the elimination of historical depreciation expense and recognition of new depreciation expense based on the fair value of the property and the estimated remaining useful lives calculated on a straight-line basis is as follows:

	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Reversal of Nutrisystem historical depreciation	$(10,781)	$(14,082)
Depreciation of acquired property and equipment	11,482	15,017

Pro forma depreciation expense adjustment	$701	$935

The fair value of the property and equipment set forth above is an estimate and subject to change. A 10% change in the fair value of the property and equipment would change depreciation expense on a pro forma basis by $70 for the nine months ended September 30, 2018 and by $94 for the year ended December 31, 2017.

(c)

The estimated increase in long-term deferred tax liability to $223,786 primarily results from the $231,618 increase in deferred tax liabilities related to fair value adjustments for fixed assets and non-deductible intangible assets using a blended federal and state statutory rate of 25%. This increase was reduced by $3,301 of deferred taxes related to Nutrisystem equity awards to be assumed by Tivity Health that relate to pre-combination services, resulting in a net increase in deferred tax liabilities related to the Merger of $228,317. This amount was then reduced by a $4,531 reclassification from long-term deferred tax asset.

(d)

The net pro forma adjustment of $923,666 to intangible assets reflects the elimination of $12,334 of historical Nutrisystem intangible assets, offset by a preliminary fair value estimate of $936,000 in identifiable intangible assets acquired. Preliminary identifiable intangible assets consist of the following:

	Approximate Fair Value	Estimated Useful Life (in years)
Trade name—Nutrisystem	$800,000	Indefinite
Trade name—South Beach Diet	9,000	15
Customer list	110,000	7
Retail customer relationship	11,000	10
Noncompetition agreements	6,000	5

Total	$936,000

The straight-line amortization related to the identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma combined statements of operations based on the estimated useful lives above and as further described in Note 3(k) below. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after initial consultations with valuation personnel and discussions with Nutrisystem’s management. The amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation.

(e)

The preliminary estimate of goodwill arising from the Merger is approximately $470,117 (refer to Note 2). The goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment exists. In the event that Tivity Health determines that the value of goodwill has become impaired, Tivity Health will incur an accounting charge for the amount of the impairment during the period in which the determination is made. The goodwill is not expected to be deductible for tax purposes.

(f)

Tivity Health expects that, prior to or simultaneously with the consummation of the Merger, it will execute definitive documentation with respect to a new term loan facility and revolving credit facility on the terms set forth in the Debt Commitment Letter, repay the existing Tivity Health delayed draw term loan and amounts outstanding under the existing revolving credit facility, and pay related fees and expenses. Debt issued and the calculation of pro forma interest expense for the periods presented are as follows:

			Nine Months Ended September 30, 2018		Year Ended December 31, 2017
	Other long-term assets as of 9/30/18	Long-term debt as of 9/30/18	Effective Interest Rate	Interest Expense	Effective Interest Rate	Interest Expense
Financing	$—	$1,184,000	8.33%	$63,253	8.33%	$88,110
Debt Issuance Costs and OID	2,656	(36,881)	—	5,170	—	6,815
Repayment of debt	—	(51,975)	—	—	—	—
Elimination of historical issuance costs and interest	(752)	—	—	(7,436)	—	(15,494)

Totals	$1,904	$1,095,144		$60,987		$79,431
Less current portion of long-term debt		(11,840)

Long-term debt total		$1,083,304

Based on current information available, the long-term debt portion of the Financing is preliminarily being accounted for as a debt extinguishment. The estimated debt issuance costs and OID of $36,881,

which consist of underwriting and professional fees, were accordingly recorded as a reduction to long-term debt. There were no unamortized debt issuance costs associated with the existing Tivity Health delayed draw term loan as of September 30, 2018.

The revolving credit facility portion of the Financing is also preliminarily being accounted for as a debt extinguishment. The estimated debt issuance costs of $2,656 were accordingly recorded in other long-term assets, and unamortized costs associated with the existing Tivity Health credit facility of $752 were removed. Amortization of debt issuance costs for the term loan facility are reflected in the unaudited pro forma combined statements of operations using the effective interest method. Amortization of debt issuance costs for the revolving credit facility are recognized on a straight-line basis.

The effective interest rates for new borrowings in the table above reflect Tivity Health’s management’s current estimates of the interest rates that will be applicable to such borrowings, which are subject to change. A 0.125% variance in the interest rates would increase or decrease interest expense on a pro forma basis by $1,047 for the nine months ended September 30, 2018 and by $1,459 for the year ended December 31, 2017.

(g)

Estimated transaction fees of $6,283 have been added to accrued liabilities in the combined pro forma balance sheet as of September 30, 2018. This adjustment represents the estimated combined transaction fees (such as professional fees and due diligence costs) to be incurred subsequent to September 30, 2018 for both Nutrisystem and Tivity Health. There were no material costs incurred in connection with the Merger by either company prior to October 1, 2018. Contingent transaction fees relating to the Merger (such as advisory fees) that will be paid at closing by Tivity Health are estimated to be $25,850.

(h)

The pro forma adjustments to stockholders’ equity include (i) the issuance of 6,273,017 shares of Tivity Health common stock estimated to be issued to former stockholders of Nutrisystem in connection with the Merger (as described in Note 2 above); (ii) $13,204 for the estimated fair value of Nutrisystem stock-based compensation awards assumed for pre-combination service at the closing of the Merger (as described in Note 2 above); (iii) the elimination of the historical equity of Nutrisystem; (iv) contingent transaction fees related to the Merger to be paid at closing of the Merger; (v) the write-off of deferred loan costs related to Tivity Health’s existing credit facility; and (vi) the accrual of estimated transaction fees incurred by Tivity and Nutrisystem subsequent to September 30, 2018, as set forth in the table below.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock
Estimated value of Tivity Health common stock to be issued for outstanding Nutrisystem common stock	$6	$155,628	$—	$—	$—
Estimated value of Tivity Health replacement stock-based compensation awards attributable to pre-combination services	—	13,204	—	—	—
Elimination of Nutrisystem historical stockholders’ equity	(31)	(78,939)	(106,436)	260	44,579
Contingent transaction fees related to Merger	—	—	(25,850)	—	—
Write-off of deferred loan costs	—	—	(752)	—	—
Accrual of transaction fees (see Note 3(g))	—	—	(6,283)	—	—

	$(25)	$89,893	$(139,321)	$260	$44,579

(i)

Tivity Health historically classified marketing expenses within cost of services and selling, general, and administrative expenses, while Nutrisystem presented marketing expenses in a separate line item.

As marketing expense is material to the combined company and for purposes of comparability, Tivity Health reclassified these marketing expenses to a separate line item as follows:

	Pro Forma Nine Months Ended September 30, 2018			Pro Forma Year Ended December 31, 2017
	Cost of Services	SG&A	Marketing Expense	Cost of Services	SG&A	Marketing Expense
Reclassification of Tivity Health historical marketing costs	$(10,971)	$(16)	$10,987	$(8,388)	$(216)	$8,604

(j)

The changes in cost of services, marketing expenses, and selling, general and administrative expenses include the net adjustments to stock-based compensation expense for the post-combination portion of Nutrisystem’s equity awards assumed by Tivity Health, which includes the reversal of Nutrisystem’s historical expense related to these awards as well as new expense for the fair value of the assumed awards (which includes incremental expense related to the acceleration of performance periods under the 2018 PRSU awards and the 2016 SPRSU awards; see the definition of “2018 PRSU” and “2016 SPRSU” in the section “Interests of Certain Persons in the Merger—Equity Interests of Nutrisystem’s Executive Officers” beginning on page 125 of this proxy statement/prospectus). The new stock-based compensation expense is amortized on a straight-line basis over the remaining vesting periods.

In addition, pro forma adjustments were made for special equity-based retention awards granted to two senior management employees of Nutrisystem in connection with the Merger and consisting of (i) an award of Tivity Health restricted stock units with a grant date fair value of $2,000, providing for cliff vesting on May 31, 2020; (ii) an award consisting of Tivity Health time-based restricted stock units with a grant date value of $750 that will become vested in three-year installments; and (iii) an award of performance shares that vest on the third anniversary of the closing of the Merger subject to achievement of certain cumulative earnings before interest, taxes, depreciation and amortization (which is referred to in this proxy statement/prospectus as “EBITDA”) targets in respect of fiscal years 2020 and 2021 with a grant date fair value of $2,000 (at target) and $4,000 (at maximum). See “Interests of Certain Persons in the Merger—Employment Agreements” beginning on page 126 of this proxy statement/prospectus for a more detailed description of these special retention awards.

	Pro Forma Nine Months Ended September 30, 2018			Pro Forma Year Ended December 31, 2017
	Cost of Services	SG&A	Marketing Expense	Cost of Services	SG&A	Marketing Expense
Incremental stock-based compensation expense from replacement awards	$109	$2,358	$648	$63	$652	$208
Incremental stock-based compensation expense from special equity-based retention awards	$—	$1,129	$188	$—	$2,038	$250

	$109	$3,487	$836	$63	$2,690	$458

(k)

Pro forma amortization reflects the elimination of Nutrisystem’s historical intangible asset amortization and the addition of new straight-line amortization based on the intangible assets described in Note 3(d). Refer to the following table:

	Approximate Fair Value	Estimated Useful Life (in years)	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Tradename—Nutrisystem	$800,000	Indefinite	$—	$—
Tradename—South Beach Diet	9,000	15	450	600
Customer list	110,000	7	11,786	15,714
Retail customer relationship	11,000	10	825	1,100
Noncompetition agreements	6,000	5	900	1,200

Total	936,000		13,961	18,614
Elimination of historical amortization	—	15	(750)	(1,000)

Total	$936,000		$13,211	$17,614

The fair value and useful lives for the intangible assets set forth above are estimates and subject to change. A 10% change in the fair value of the intangible assets would change amortization expense on a pro forma basis by $1,396 for the nine months ended September 30, 2018 and by $1,861 for the year ended December 31, 2017.

(l)

The income tax effects of all pro forma adjustments are based on an estimated blended federal and state statutory tax rate of 38% for 2017 (prior to the enactment of the Tax Cuts and Jobs Act of 2017) and 25% for the nine months ended September 30, 2018 (subsequent to the enactment of the Tax Cuts and Jobs Act of 2017).

(m)

The changes to basic and diluted earnings per share from continuing operations (which is referred to in this proxy statement/prospectus as “EPS”) and basic and diluted weighted average shares outstanding reflect the pro forma adjustments shown in the tables below and further described herein. The two-class method was used to calculate EPS as Nutrisystem’s unvested restricted stock awards are participating shares with nonforfeitable rights to dividends, and the replacement awards to be issued by Tivity Health for these shares will retain the same nonforfeitable rights. Under the two-class method, earnings per common share are computed by dividing the sum of distributed earnings to common stockholders (which is assumed to be zero as Tivity Health historically has not paid a dividend and has no immediate plans to do so) and undistributed earnings allocated to common stockholders by the weighted average number of common shares outstanding for the period. In applying the two-class method, undistributed earnings are allocated to both common shares and participating securities based on the number of weighted average shares outstanding during the period. The following table sets forth the computation of basic and diluted EPS.

	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Income from continuing operations	$54,810	$56,364
Income from continuing operations allocated to unvested restricted stock	(45)	(237)

Income from continuing operations allocated to common shares	$54,765	$56,127

Earnings per share from continuing operations
Basic	$1.16	$1.22
Diluted	$1.08	$1.13
Weighted average shares outstanding:
Basic	47,323,183	45,975,649
Diluted	50,827,490	49,671,416

The calculation of basic and diluted shares is as follows:

	Pro Forma Nine Months Ended September 30, 2018	Pro Forma Year Ended December 31, 2017
Basic weighted average shares:
Tivity Health historical weighted average shares outstanding	39,898,000	39,357,000
Shares issued as consideration for outstanding shares of Nutrisystem common stock (1)	6,273,017	6,273,017
Weighted average shares issued from vesting of new awards (2)	1,152,166	345,632

Pro forma weighted average shares	47,323,183	45,975,649

Diluted weighted average shares:
Tivity Health historical weighted average shares outstanding	43,234,000	42,547,000
Shares issued as consideration for outstanding shares of Nutrisystem common stock (1)	6,273,017	6,273,017
Dilutive impact of new awards (2)	1,320,473	851,399

Pro forma weighted average shares	50,827,490	49,671,416

(1)

Represents 6,273,017 shares of Tivity Health common stock estimated to be issued for outstanding shares of Nutrisystem common stock as stock consideration. The estimate is based on 29,299,472 shares of Nutrisystem common stock issued and outstanding as of December 31, 2018 multiplied by the Exchange Ratio.

(2)

New awards include Nutrisystem’s equity awards assumed by Tivity Health as well as special equity-based retention awards granted to two senior management employees of Nutrisystem in connection with the Merger, as described in Note 3(j).

(n)

Tivity Health historically classified deferred revenue within accrued liabilities, while Nutrisystem presented deferred revenue in a separate line item. As deferred revenue is material to the combined company and for purposes of comparability, Tivity Health reclassified $601 of deferred revenue from accrued liabilities into a separate line item.

(o)

The pro forma adjustments to accrued liabilities include (i) a decrease of $136 related to the payment of interest under Tivity Health’s existing credit facility (see Note 3(a)); (ii) an increase of $6,283 related to estimated transaction fees (see Note 3(g)); (iii) an increase of $6,193 related to the cash consideration to be paid for the net settlement of outstanding Nutrisystem stock options (see Note 2); (iv) a decrease of $601 related to the reclassification of Tivity Health’s deferred revenue (see Note 3(n)); and (v) a decrease of $2,031 related to the reclassification of Nutrisystem’s other current liabilities (see Note 3(p)).

(p)

Nutrisystem historically reported a line item “other accrued expenses and current liabilities”, which totaled $5,883 at September 30, 2018 (see “Selected Historical Consolidated Financial Data of Nutrisystem” beginning on page 25 of this proxy statement/prospectus) and is reported in the historical amounts of the unaudited pro forma combined balance sheet as accrued liabilities. This amount includes certain items that, by their nature, would be classified by Tivity Health as other current liabilities. Therefore, for purposes of comparability, $2,031 has been reclassified from accrued liabilities to other current liabilities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference into this proxy statement/prospectus are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger, integration and transition plans, synergies, opportunities and anticipated future performance. These statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things:

•	the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction;

•	the possibility that the closing conditions to the proposed transaction may not be satisfied or waived;

•	delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;

•

the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the Merger Agreement;

•

the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability;

•	the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel;

•	the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing;

•

the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness;

•	the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees; and

•	other risks described in Tivity Health’s and Nutrisystem’s reports filed from time to time with the SEC.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Tivity Health, Nutrisystem or the combined company, and that Nutrisystem stockholders should consider prior to deciding whether to vote “FOR” the adoption of the Merger Agreement, see the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus and in Tivity Health’s and Nutrisystem’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus as to the forward-looking statements contained in this proxy statement/prospectus, and as of the date of any document incorporated by reference into this proxy statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Tivity Health nor Nutrisystem is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Tivity Health or Nutrisystem or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Tivity Health and Nutrisystem do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 45 and 151, respectively, of this proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of Tivity Health and Nutrisystem because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each company’s Annual Report on Form 10-K for the year ended December 31, 2017 and under Part II, Item 1A, “Risk Factors” in each company’s Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 2018, June 30, 2018, and March 31, 2018, as applicable, each of which is on file with the SEC and all of which are incorporated by reference into this proxy statement/prospectus.

Because the Exchange Ratio is fixed and the market price of Tivity Health common stock has fluctuated and will continue to fluctuate, you cannot be sure of the value of the Merger Consideration you will receive.

Upon completion of the Merger, each share of Nutrisystem common stock outstanding immediately prior to the Merger (other than those held by Nutrisystem as treasury stock, by Tivity Health or by any subsidiary of Nutrisystem or Tivity Health or with respect to which appraisal rights have been properly exercised in accordance with the DGCL) will be converted into the right to receive $38.75 in cash, without interest, and 0.2141 of a share of Tivity Health common stock. Because the Exchange Ratio is fixed (except for the potential adjustment described under “The Merger Agreement—Merger Consideration” beginning on page 98 of this proxy statement/prospectus), the value of the stock portion of the Merger Consideration will depend on the market price of Tivity Health common stock at the time the Merger is completed. The value of the stock portion of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Nutrisystem special meeting and the date the Merger is completed and thereafter. For example, on December 7, 2018, the last trading day before the public announcement of the Merger, the closing price of Tivity Health common stock on Nasdaq was $40.61; on December 10, 2018, the trading day on which the public announcement of the Merger took place, the closing price of Tivity Health common stock on Nasdaq was $27.65, and on January 30, 2019, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the closing price of Tivity Health common stock on Nasdaq was $22.08. Accordingly, at the time of the Nutrisystem special meeting, Nutrisystem stockholders will not know or be able to determine the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Tivity Health’s and Nutrisystem’s respective businesses, operations and prospects, market assessments of the strategic and operational aspects of the Merger and market assessments of the likelihood that the Merger will be completed, the timing of the Merger and other factors. Many of these factors are beyond Tivity Health’s and Nutrisystem’s control. You are urged to obtain current market quotations for Tivity Health common stock in deciding whether to vote for the adoption of the Merger Agreement.

The market price of Tivity Health common stock after the Merger may be affected by factors different from those affecting shares of Nutrisystem stock currently.

Upon completion of the Merger, holders of Nutrisystem common stock will become holders of Tivity Health common stock. The businesses of Tivity Health differ from those of Nutrisystem in important respects and, accordingly, the results of operations of Tivity Health after the Merger, as well as the market price of the Tivity Health common stock, may be affected by factors different from those currently affecting the independent results of operations of Nutrisystem. For further information on the businesses of Tivity Health and Nutrisystem and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

After completion of the Merger, Tivity Health may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of Tivity Health common stock.

The success of the Merger will depend, in part, on Tivity Health’s ability to realize the anticipated benefits and cost savings from combining the businesses of Tivity Health and Nutrisystem. The ability of Tivity Health to realize these anticipated benefits and cost savings is subject to certain risks including:

•	Tivity Health’s ability to combine successfully the businesses of Tivity Health and Nutrisystem, including with respect to systems and technology integration;

•	whether the combined businesses will perform as expected;

•	the possibility that Tivity Health paid more for Nutrisystem than the value it will derive from the acquisition;

•	the reduction of Tivity Health’s cash available for operations and other uses and the incurrence of indebtedness to finance the acquisition; and

•	the assumption of known and unknown liabilities of Nutrisystem.

If Tivity Health is not able to successfully combine the businesses of Tivity Health and Nutrisystem within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Merger may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the Tivity Health common stock (including the stock portion of the Merger Consideration) may be adversely affected.

Tivity Health and Nutrisystem have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Tivity Health or Nutrisystem employees, the disruption of either company’s, or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Nutrisystem and Tivity Health in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among other things:

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers; and

•	coordinating geographically dispersed organizations.

In addition, at times, the attention of certain members of either company’s, or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt either company’s or both companies’ ongoing business and the business of the combined company.

Tivity Health and Nutrisystem may have difficulty attracting, motivating and retaining executives and other key employees in light of the Merger.

Uncertainty about the effect of the Merger on Tivity Health and Nutrisystem employees may have an adverse effect on Tivity Health and Nutrisystem and consequently the combined business. This uncertainty may impair Tivity Health’s and Nutrisystem’s ability to attract, retain and motivate key personnel until the Merger is completed and during the integration phase thereafter. Employee retention may be particularly challenging during the pendency of the Merger, as employees of Tivity Health and Nutrisystem may experience uncertainty about their future roles with the combined business. Additionally, Nutrisystem’s officers and employees may hold shares of Nutrisystem common stock or vested options to purchase shares of Nutrisystem common stock and, if the Merger is completed, may therefore be entitled to the Merger Consideration in respect of such shares of Nutrisystem common stock and cash consideration in respect of such stock options, the receipt of which could lead certain officers and employees to no longer pursue employment with the combined business. Additionally, pursuant to employment agreements and equity award agreements with Nutrisystem and letter agreements with Tivity Health, certain key employees of Nutrisystem are entitled to receive severance payments and equity vesting acceleration benefits upon a termination of employment for “good reason” following completion of the Merger. Severance payments and equity vesting acceleration benefits that could be attained in connection with a “good reason” termination could lead those key employees to terminate employment with the combined business if there is a basis for them to claim that their employment was terminated for “good reason.” Furthermore, if key employees of Tivity Health or Nutrisystem depart, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Tivity Health may have to incur significant costs in identifying, hiring and retaining replacements for departing employees, and Tivity Health’s ability to realize the anticipated benefits of the Merger may be adversely affected. See “Interests of Certain Persons in the Merger” beginning on page 125 of this proxy statement/prospectus.

Tivity Health and Nutrisystem may be unable to obtain the regulatory approvals required to complete the Merger or, in order to do so, may be required to satisfy materially adverse conditions or comply with materially adverse restrictions.

Completion of the Merger is conditioned upon the expiration or early termination of the waiting period relating to the Merger under the HSR Act. While neither Tivity Health nor Nutrisystem is aware of any other material governmental approvals or actions that are required for completion of the Merger, to the extent any such additional material governmental approvals or actions are required, there can be no assurance that such approvals will be obtained. Additionally, under the terms of the Merger Agreement, Tivity Health may be required, among other things, to enter into or agree to divestitures, hold separate agreements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with governmental entities, to obtain the approvals, consents, orders, exemptions or waivers from any governmental authority or other third party required to be obtained prior to the consummation of the Merger. Any such action could adversely affect Tivity Health’s or Nutrisystem’s business and substantially diminish the advantages that the parties expect from the Merger. See “Proposal 1: The Merger—Regulatory Approvals Required for the Merger,” “The Merger Agreement—Consents, Approvals and Filings” and “The Merger Agreement—Conditions to Completion of the Merger” beginning on pages 88, 111 and 117, respectively, of this proxy statement/prospectus.

The Merger is subject to the receipt of approval from Nutrisystem stockholders as to the Merger Agreement. Failure to obtain this approval would prevent the closing of the Merger.

Before the Merger can be completed, Nutrisystem stockholders must adopt the Merger Agreement. There can be no assurance that this approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and amount of cost savings and other benefits that are expected to be achieved from the Merger.

Tivity Health’s and Nutrisystem’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which Tivity Health or Nutrisystem do business may experience uncertainty associated with the transaction, including with respect to current or future business relationships with Tivity Health, Nutrisystem or the combined business. Tivity Health’s and Nutrisystem’s business relationships may be subject to disruption as customers, suppliers and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Tivity Health, Nutrisystem or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Tivity Health’s ability to realize the anticipated benefits of the Merger. The adverse effect of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

Certain of Nutrisystem’s executive officers and directors have interests in the Merger that may be different from your interests as a stockholder of Nutrisystem.

When considering the recommendation of the Nutrisystem Board that Nutrisystem stockholders vote in favor of the adoption of the Merger Agreement, you should be aware that certain of the executive officers and directors of Nutrisystem have interests in the Merger that may be different from, or in addition to, the interests of Nutrisystem stockholders generally. These include continued employment of certain executive officers of Nutrisystem, rights to continuing indemnification and directors’ and officers’ liability insurance and payment pursuant to certain equity awards. See “Interests of Certain Persons in the Merger” beginning on page 125 of this proxy statement/prospectus for a more detailed description of these interests. The Nutrisystem Board was aware of these interests and considered them, among other things, in evaluating and negotiating the Merger Agreement and the Merger and in recommending that Nutrisystem stockholders adopt the Merger Agreement.

The Merger Agreement subjects Tivity Health and Nutrisystem to restrictions on their respective business activities prior to the Effective Time.

The Merger Agreement subjects Tivity Health and Nutrisystem to restrictions on their respective business activities and obligates Tivity Health and Nutrisystem to generally operate their businesses in the ordinary course, consistent with past practice, until the Effective Time. These restrictions could prevent Tivity Health and Nutrisystem from pursuing attractive business opportunities that arise prior to the Effective Time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 104 of this proxy statement/prospectus.

The Merger Agreement limits Nutrisystem’s ability to pursue alternatives to the Merger.

The Merger Agreement contains provisions that make it more difficult for Nutrisystem to sell its business to a party other than Tivity Health. These provisions include a general prohibition on Nutrisystem soliciting any acquisition proposal or offer for a competing transaction. Further, there are only limited exceptions to Nutrisystem’s agreement that the Nutrisystem Board will not withdraw or modify in a manner adverse to Tivity Health the recommendation of the Nutrisystem Board in favor of the adoption of the Merger Agreement, and Tivity Health generally has a right to match any competing acquisition proposals that may be made. However, at any time prior to the adoption of the Merger Agreement by Nutrisystem stockholders, the Nutrisystem Board is permitted to take certain of these actions and, in certain circumstances, terminate the Merger Agreement if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. Doing so could in certain circumstances obligate Nutrisystem to pay to Tivity Health a termination fee of $45.0 million. See “The Merger Agreement—No Solicitation of Alternative Proposals; Changes in Board Recommendation”, “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee” beginning on pages 108, 118 and 119, respectively, of this proxy statement/prospectus.

While Nutrisystem believes these provisions are reasonable and not preclusive of other offers, the provisions may discourage a third party that has an interest in acquiring all or a significant part of Nutrisystem from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed Merger Consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower per-share price to acquire Nutrisystem than it might otherwise have proposed to pay because of the added expense of the $45.0 million termination fee that may become payable by Nutrisystem in certain circumstances.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Tivity Health and Nutrisystem.

If the Merger is not completed, the ongoing businesses of Tivity Health and Nutrisystem may be adversely affected and, without realizing any of the benefits of having completed the Merger, Tivity Health and Nutrisystem would be subject to a number of risks, including the following:

•

Tivity Health and Nutrisystem may experience negative reactions from the financial markets, including negative impacts on their respective stock and bond prices, and from their respective customers, suppliers, regulators and employees;

•

Nutrisystem may be required to pay Tivity Health a termination fee of $45.0 million if the Merger is terminated under certain circumstances (see “The Merger Agreement—Termination Fee” beginning on page 119 of this proxy statement/prospectus);

•	Tivity Health and Nutrisystem will be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Tivity Health and Nutrisystem management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Tivity Health or Nutrisystem as an independent company.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may adversely affect Tivity Health’s and Nutrisystem’s businesses, financial condition, financial results and stock or bond prices.

In addition, Tivity Health and Nutrisystem could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Tivity Health or Nutrisystem to perform their respective obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect Tivity Health’s and Nutrisystem’s business, financial condition, financial results and stock or bond prices.

The shares of Tivity Health common stock to be received by Nutrisystem stockholders upon completion of the Merger will have different rights from shares of Nutrisystem common stock.

Upon completion of the Merger, Nutrisystem stockholders will no longer be stockholders of Nutrisystem, but will instead become stockholders of Tivity Health, and their rights as stockholders will be governed by the terms of Tivity Health’s certificate of incorporation and bylaws. The terms of Tivity Health’s certificate of incorporation and bylaws are in some respects materially different than the terms of Nutrisystem’s certificate of incorporation and bylaws, which currently govern the rights of Nutrisystem stockholders. See “Comparison of Stockholder Rights” beginning on page 135 of this proxy statement/prospectus for a discussion of the different rights associated with shares of Tivity Health common stock.

After the Merger, Nutrisystem stockholders will have a significantly lower ownership and voting interest in Tivity Health than in Nutrisystem and will exercise less influence over management.

Based on the number of shares of Nutrisystem common stock and Tivity Health common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Nutrisystem stockholders will own approximately 14% of the outstanding shares of Tivity Health common stock. Consequently, Nutrisystem stockholders will have less influence over the management and policies of Tivity Health than they currently have over the management and policies of Nutrisystem.

Lawsuits have been filed and other lawsuits may be filed against Nutrisystem, Tivity Health and their respective boards of directors challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.

As of February 1, 2019, six putative class action complaints have been filed by purported Nutrisystem stockholders challenging the Merger in the United States District Court for the District of Delaware. The complaints are captioned Klein v. Nutrisystem, Inc. et al., Docket No. 1:19-cv-00056 (filed January 9, 2019), Shaev v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00063 (filed January 10, 2019), Vladimir Gusinsky Rev. Trust v. Nutrisystem, Inc., Docket No. 1:19-cv-00069 (filed January 10, 2019), Frechter v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00087 (filed January 16, 2019), Walton v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00112 (filed January 19, 2019), and Haines v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00137 (filed January 24, 2019). The complaints name as defendants each member of Nutrisystem’s board of directors and Nutrisystem itself and, in the case of the Klein and Gusinsky complaints, Tivity Health and Merger Sub. The complaints allege, among other things, that statements made in the registration statement filed by Tivity Health on January 7, 2019 were materially incomplete and misleading and violated Sections 14(a) and 20(a) of the Exchange Act. In addition, the complaints generally allege that the Merger undervalues Nutrisystem, that the process leading up to the execution of the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Tivity Health and improperly impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the Merger Agreement and enjoining the defendants from completing the Merger, as well as recovery of litigation costs and attorneys’ fees. The defendants intend to defend these actions vigorously.

See “Proposal I: The Merger—Litigation Relating to the Merger” beginning on page 95 of this proxy statement/prospectus for more information about litigation related to the Merger that has been commenced prior to the date of this proxy statement/prospectus. There can be no assurance that additional complaints will not be filed with respect to the Merger.

One of the conditions to completion of the Merger is the absence of any law enacted, adopted or promulgated in the United States following December 9, 2018 or order that prohibits, renders illegal or enjoins the consummation of the Merger. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the Merger, then such order may prevent the Merger from being completed, or from being completed within the expected timeframe.

The closing of the Merger may trigger change in control or other provisions in certain agreements to which Nutrisystem is a party.

The closing of the Merger may trigger change in control or other provisions in certain agreements to which Nutrisystem is a party. If Tivity Health and Nutrisystem are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Tivity Health and Nutrisystem are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Nutrisystem or the combined business.

The unaudited pro forma combined financial statements and the unaudited prospective financial information included in this proxy statement/prospectus are based on a number of preliminary estimates and assumptions and the actual results of operations and financial position of Tivity Health after the Merger may differ materially.

The unaudited pro forma combined financial statements in this proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Tivity Health’s actual results of operations and financial position would have been had the Merger been completed on the dates indicated. The unaudited pro forma combined financial statements reflect adjustments, which are based upon preliminary estimates, to record the Nutrisystem identifiable assets to be acquired and liabilities to be assumed at fair value, and the resulting goodwill to be recognized. The purchase price allocation reflected is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets acquired and liabilities assumed in the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. The unaudited pro forma combined financial statements are also based on a number of other estimates and assumptions, including estimates and assumptions of the type and terms of debt to be incurred to pay the cash portion of the Merger Consideration and the related fees and expenses. If the type or terms of the new debt actually incurred differ materially from the estimates and assumptions set out in the accompanying unaudited pro forma combined financial statements, Tivity Health’s actual results and financial condition after the closing of the Merger could differ materially from the results and financial condition contemplated by the unaudited pro forma combined financial statements. See “Comparative Historical and Unaudited Pro Forma Per Share Data” and “Tivity Health and Nutrisystem Unaudited Pro Forma Combined Financial Statements” beginning on pages 30 and 31, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information prepared by Nutrisystem in this proxy statement/prospectus was prepared for Nutrisystem’s internal purposes and is presented in this proxy statement/prospectus because such forecasts were furnished to the Nutrisystem Board and its financial advisors. The unaudited prospective financial information is based on numerous variables and assumptions that are inherently uncertain and are beyond the control of each company’s management team, including assumptions with respect to macro-economic trends, interest rates and anticipated growth rates, and is not necessarily indicative of what each company’s actual results of operations, cash flows or financial position would be on the dates indicated. The assumptions used in preparing these forecasts may not prove to be accurate and other factors may affect Tivity Health’s actual results and financial condition after the closing of the Merger, which may cause Tivity Health’s actual results and financial condition to differ materially from the estimates contained in the unaudited prospective financial information prepared by Nutrisystem. See “Proposal I: The Merger—Nutrisystem Unaudited Prospective Financial Information” beginning on page 85 of this proxy statement/prospectus.

The indebtedness of Tivity Health following completion of the Merger will be substantially greater than Tivity Health’s indebtedness on a stand-alone basis and greater than the combined indebtedness of Tivity Health and Nutrisystem existing prior to the transaction. This increased level of indebtedness could adversely affect Tivity Health, including by decreasing Tivity Health’s business flexibility, and will increase its borrowing costs.

Upon completion of the Merger, Tivity Health expects to have incurred acquisition-related debt financing of approximately $1.18 billion. Tivity Health’s substantially increased indebtedness and higher debt-to-equity ratio following completion of the Merger in comparison to that of Tivity Health on a recent historical basis will have the effect, among other things, of reducing Tivity Health’s flexibility to respond to changing business and economic conditions and will increase Tivity Health’s borrowing costs. In addition, the amount of cash required to service Tivity Health’s increased indebtedness levels and thus the demands on Tivity Health’s cash resources may be greater than the percentages of cash flows required to service the indebtedness of Tivity Health or Nutrisystem individually prior to the transaction. The increased levels of indebtedness could also reduce funds available for Tivity Health’s investments in its programs as well as acquisitions, capital expenditures, share repurchases and other activities and may create competitive disadvantages for Tivity Health relative to other companies with lower debt levels.

Tivity Health may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy Tivity Health’s obligations under Tivity Health’s indebtedness, which may not be successful. Tivity Health’s failure to meet Tivity Health’s debt service obligations could have a material adverse effect on Tivity Health’s business, financial condition and results of operations.

Tivity Health depends on cash on hand and cash flows from operations to make scheduled debt payments. Tivity Health expects to be able to meet the estimated cash interest payments on the combined company’s debt following the Merger through the expected cash flows from operations of the combined company. However, Tivity Health’s ability to generate sufficient cash flow from operations of the combined company and to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of Tivity Health’s control. There can be no assurance that these sources will be adequate. If Tivity Health is unable to service Tivity Health’s indebtedness and fund Tivity Health’s operations, Tivity Health will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance Tivity Health’s indebtedness. Any such action may not be successful and Tivity Health may be unable to service Tivity Health’s indebtedness and fund Tivity Health’s operations, which could have a material adverse effect on Tivity Health’s business, financial condition or results of operations.

The agreements that are expected to govern the indebtedness incurred in connection with the Merger, including the credit agreements in connection with Tivity Health’s expected term loan facility and revolving credit facility, contain various covenants that impose restrictions on Tivity Health and certain of Tivity Health’s subsidiaries that may affect Tivity Health’s ability to operate Tivity Health’s businesses.

The agreements that are expected to govern the indebtedness incurred in connection with the Merger, including the credit agreements in connection with Tivity Health’s term loan facility and revolving credit facility, are expected to contain various affirmative and negative covenants that, subject to certain exceptions, will impose restrictions and limitations on Tivity Health and certain of Tivity Health’s subsidiaries with respect to, among other things, indebtedness and disqualified stock; liens; negative pledges; restricted junior payments (e.g., dividends, distributions, buybacks, redemptions, repurchases and payments on junior lien, subordinated or unsecured debt); restrictions on subsidiary distributions; acquisitions and other investments, loans, advances and guarantees; mergers and other fundamental changes; sales and other dispositions of assets (including equity interests in subsidiaries); sale/leaseback transactions; transactions with affiliates; conduct of business; amendments and waivers of organizational documents and material junior debt agreements; permitted activities of Tivity Health; and changes to fiscal year.

In addition, the credit agreements governing Tivity Health’s term loan facility and revolving credit facility are expected to require Tivity Health to comply with certain financial covenants, including a total net leverage ratio. The ability of Tivity Health and its subsidiaries to comply with these provisions may be affected by events beyond Tivity Health’s control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate Tivity Health’s repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, Tivity Health might not have sufficient funds or other resources to satisfy all of Tivity Health’s obligations.

Tivity Health will incur significant transaction and Merger-related costs in connection with the Merger.

Tivity Health expects to incur a number of non-recurring costs associated with the Merger and combining the operations of the two companies. The substantial majority of non-recurring expenses resulting from the Merger will be comprised of transaction costs related to the Merger. Tivity Health also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Tivity Health continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although Tivity Health expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Tivity Health to offset incremental integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The opinion obtained by the Nutrisystem Board from its financial advisor does not and will not reflect changes in circumstances subsequent to December 9, 2018.

On December 9, 2018, at a meeting of the Nutrisystem Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the assumptions, qualifications and limitations and other matters set forth therein, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of the shares of common stock of Nutrisystem, other than holders of Excluded Shares or appraisal shares. Nutrisystem has not obtained, and will not obtain, an updated opinion from Evercore. Evercore provided its opinion to the Nutrisystem Board (in its capacity as such) for the benefit and use of the Nutrisystem Board in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. Evercore’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Nutrisystem or as to the underlying business decision of Nutrisystem to engage in the Merger. As a result, the opinion rendered by Evercore does not and will not address the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of shares of Nutrisystem common stock pursuant to the Merger Agreement at the time the Merger is completed or at any time other than December 9, 2018. For a more complete description of the opinion rendered by Evercore, see “Proposal I: The Merger—Opinion of Nutrisystem’s Financial Advisor” beginning on page 76 of this proxy statement/prospectus and the full text of the opinion contained in Annex B to this proxy statement/prospectus.

The market price of shares of Tivity Health common stock may decline in the future as a result of the sale of shares of Tivity Health common stock held by former Nutrisystem stockholders or current Tivity Health stockholders.

Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019 (other than Excluded Shares) the most recent practicable trading day prior to the date of this proxy statement/prospectus and the closing price of Tivity Health common stock on Nasdaq on such date of $22.08, Tivity Health expects to issue approximately 6,536,640 shares of Tivity Health common stock to Nutrisystem stockholders in the Merger (including restricted shares of Tivity Health common stock to be issued in respect of awards of restricted shares of Nutrisystem common stock to be assumed by Tivity Health pursuant to the Merger Agreement). Following their receipt of shares of Tivity Health common stock in the Merger, former Nutrisystem stockholders may seek to sell the shares of Tivity Health common stock delivered to them. Other Tivity Health stockholders may also seek to sell shares of Tivity Health common stock held by them following, or in anticipation of, the closing of the Merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Tivity Health common stock, may affect the market for, and the market price of, Tivity Health common stock in an adverse manner.

The combined company will record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The Merger will be accounted for as an acquisition by Tivity Health in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Nutrisystem and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Tivity Health. The assets to be recorded at fair value are expected to include goodwill and other intangible assets. The reported financial condition and results of operations of Tivity Health for periods after the closing of the Merger will reflect Nutrisystem balances and results after the closing of the Merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Nutrisystem and its subsidiaries for periods prior to the Merger. See “Tivity Health and Nutrisystem Unaudited Pro Forma Combined Financial Statements” beginning on page 31 of this proxy statement/prospectus. Tivity Health reviews goodwill and intangible assets not subject to amortization for impairment on an annual basis (during the fourth quarter) or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable.

Following the Merger, Tivity Health does not expect to pay dividends.

Tivity Health expects that, following the Merger, it will not continue Nutrisystem’s quarterly dividend payments. Tivity Health has not paid any cash dividends on shares of Tivity Health common stock, and has no present intention of so doing. Payment of dividends, if any, in the future will be determined by the board of directors of Tivity Health, which is referred to in this proxy statement/prospectus as the “Tivity Health Board”, in light of earnings, financial condition and other relevant considerations.

Risks Related to Nutrisystem’s Business

You should read and consider the risk factors specific to Nutrisystem’s business that will also affect Tivity Health after the Merger. These risks are described in Nutrisystem’s Annual Report on Form 10-K filed on February 28, 2018, as such risks may be updated or supplemented in Nutrisystem’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

Risks Related to Tivity Health’s Business

You should read and consider the risk factors specific to Tivity Health’s businesses that will continue to affect the Tivity Health after the Merger. These risks are described in Tivity Health’s Annual Report on Form 10-K filed on February 28, 2018, as such risks may be updated or supplemented in Tivity Health’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus for the location of information incorporated by reference in this proxy statement/prospectus.

THE COMPANIES

Tivity Health

Tivity Health was founded and incorporated in Delaware in 1981. Through Tivity Health’s three programs, SilverSneakers® senior fitness, Prime® Fitness and WholeHealth LivingTM, Tivity Health is focused on advancing long-lasting health and vitality, especially in aging populations. Tivity Health’s national network of fitness centers delivers both SilverSneakers, a senior fitness program for members of Medicare Advantage, Medicare Supplement, and Group Retiree plans and Prime Fitness, a fitness facility access program for commercial health plans and employers. Tivity Health’s fitness network encompasses approximately 16,000 participating locations and more than 1,000 alternative locations that provide classes outside of traditional fitness centers. Through Tivity Health’s WholeHealth Living program, which Tivity Health sells primarily to health plans, Tivity Health offers services related to complementary, alternative, and physical medicine.

Tivity Health’s common stock is listed on Nasdaq under the symbol “TVTY.” Tivity Health’s principal executive office is located at 701 Cool Springs Boulevard, Franklin, Tennessee 37067, and its telephone number is (800) 869-5311.

For more information about Tivity Health, please visit Tivity Health’s Internet website at http://www.tivityhealth.com. Tivity Health’s Internet website address is provided as an inactive textual reference only. The information contained on Tivity Health’s Internet website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Tivity Health is included in the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

Nutrisystem

Nutrisystem is a provider of weight management products and services, including nutritionally balanced weight loss programs sold primarily online and over the telephone and multi-day kits and single items available at select retail locations. Nutrisystem’s multi-brand approach includes Nutrisystem and the South Beach Diet. Typically, Nutrisystem’s program customers purchase monthly food packages containing a four-week meal plan consisting of breakfasts, lunches, dinners, snacks and flex meals, which they supplement, depending on the program they are following, with items such as fresh fruits, fresh vegetables, lean protein and dairy. In total, Nutrisystem’s plans feature over 200 food options including frozen and ready-to-go entrees, snacks and shakes, at different price points. Additionally, Nutrisystem offers unlimited counseling from its trained weight loss counselors, registered dietitians and certified diabetes educators at no cost to the consumer.

Nutrisystem’s common stock is listed on Nasdaq under the symbol “NTRI.” Nutrisystem Inc.’s principal executive offices are located at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, and its telephone number is (215) 706-5300.

For more information about Nutrisystem, please visit Nutrisystem’s Internet website at www.nutrisystem.com. Nutrisystem’s Internet website address is provided as an inactive textual reference only. The information contained on Nutrisystem’s Internet website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Nutrisystem is included in the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

Merger Sub

Merger Sub, a wholly owned subsidiary of Tivity Health, is a Delaware corporation that was formed on December 4, 2018 for the sole purpose of effecting the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger. By operation of the Merger, Merger Sub will be merged with and into Nutrisystem, with Nutrisystem surviving as a wholly owned subsidiary of Tivity Health.

Merger Sub’s principal executive office is located at 701 Cool Springs Boulevard, Franklin, Tennessee 37067, and its telephone number is (800) 869-5311.

SPECIAL MEETING OF STOCKHOLDERS OF NUTRISYSTEM

Nutrisystem is providing this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Nutrisystem special meeting of stockholders (or any adjournment or postponement of the Nutrisystem special meeting) that Nutrisystem has called to consider and vote on a proposal to adopt the Merger Agreement, a proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, and a proposal to approve, on an advisory (non-binding) basis, the Merger-Related Compensation payments that may be paid or become payable to its named executive officers in connection with, or following, the closing of the Merger.

Date, Time and Location

The Nutrisystem special meeting will be held on March 5, 2019, at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, PA 19034, commencing at 9:00 a.m., local time.

Only stockholders or their proxy holders may attend the Nutrisystem special meeting. If you hold shares in your name at the Record Date (the close of business on January 23, 2019), please be prepared to provide proper identification, such as a driver’s license, to gain admission to the Nutrisystem special meeting.

If you are a beneficial owner of Nutrisystem common stock held in “street name” by a broker, bank or other holder of record at the Record Date, in addition to proper identification, you will also need proof of ownership at the Record Date to be admitted to the Nutrisystem special meeting. A brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Nutrisystem common stock held in “street name” in person at the Nutrisystem special meeting, you will have to get a written proxy in your name from the broker, bank or other holder of record who holds your shares. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Nutrisystem special meeting. The broker, bank or other holder of record who holds your shares will send you separate instructions describing the procedure for voting your shares of Nutrisystem common stock held in “street name”. Please follow the instructions provided by your broker, bank or other holder of record who holds your shares.

Purpose

At the Nutrisystem special meeting, Nutrisystem stockholders will be asked to consider and vote on the following proposals:

•	to adopt the Merger Agreement;

•

to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum; and

•	to approve, on an advisory (non-binding) basis, the Merger-Related Compensation.

The Nutrisystem Board does not presently intend to bring any other business before the Nutrisystem special meeting, nor does it expect any other matters to be brought before the Nutrisystem special meeting. However, it is intended that proxies, in the form enclosed, will be voted in respect of any other business that may properly come before the Nutrisystem special meeting in accordance with the judgment of the persons voting such proxies.

Recommendations of the Nutrisystem Board

After careful consideration, the Nutrisystem Board unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, and in the best interests of, Nutrisystem and its stockholders, and unanimously approved, adopted and declared advisable the execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated thereby. The Nutrisystem Board unanimously recommends that you vote “FOR” the adoption of the Merger Agreement. The Nutrisystem Board further unanimously recommends that you vote “FOR” the proposal to approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum and “FOR” the proposal to approve, on an advisory (non-binding) basis, Merger-Related Compensation payments that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger. See “Proposal I: The Merger—Nutrisystem’s Reasons for the Merger; Recommendation of the Nutrisystem Board” beginning on page 73 of this proxy statement/prospectus for a more detailed discussion of the recommendation of the Nutrisystem Board that Nutrisystem stockholders adopt the Merger Agreement.

Consummation of the Merger Agreement is conditioned on the adoption of the Merger Agreement by Nutrisystem’s stockholders, but it is not conditioned on the approval of any of the other proposals.

Nutrisystem Record Date; Outstanding Shares; Stockholders Entitled to Vote

The Nutrisystem Board has fixed the close of business on January 23, 2019, as the record date for determination of the stockholders entitled to receive notice of, and vote at, the Nutrisystem special meeting or any adjournment or postponement of the Nutrisystem special meeting. As of the close of business on the Record Date, there were 29,496,562 shares of Nutrisystem common stock outstanding and entitled to vote at the Nutrisystem special meeting, held by approximately 537 holders of record (which does not include the number of Nutrisystem stockholders whose shares are held of record by banks, brokers or other nominees, but does include each such institution as one Nutrisystem stockholder). During the ten days prior to the Nutrisystem special meeting, you may inspect a list of stockholders eligible to vote. If you would like to inspect the list, please call Ralph J. Mauro, at 215-706-5300 to arrange a visit to our offices located at Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034. The stockholder list also will be available at the Nutrisystem special meeting for examination by any stockholder present at the Nutrisystem special meeting.

Quorum

A quorum of stockholders at the Nutrisystem special meeting is required for Nutrisystem’s stockholders to adopt the Merger Agreement or approve, on an advisory (non-binding) basis, the Merger-Related Compensation, but not to approve any adjournment or postponement of the Nutrisystem special meeting. The presence at the Nutrisystem special meeting, in person or by proxy, of the holders of a majority of the shares of Nutrisystem common stock issued and outstanding at the Record Date and entitled to vote at the Nutrisystem special meeting will constitute a quorum. An abstention will be included in determining the number of shares present and entitled to vote at the Nutrisystem special meeting for the purpose of determining the presence of a quorum. Because it is expected that all proposals to be voted on at the Nutrisystem special meeting will be “non-routine” matters, broker non-votes (which are shares of Nutrisystem common stock held by banks, brokers or other nominees with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal), if any, will not be counted as present and entitled to vote for purposes of determining quorum.

Required Vote

To adopt the Merger Agreement, the affirmative vote of holders of a majority of the shares of Nutrisystem common stock outstanding and entitled to vote on the proposal is required. Because approval requires the affirmative vote of a majority of the outstanding shares of Nutrisystem common stock entitled to vote on the proposal, a Nutrisystem stockholder’s abstention from voting, the failure of a Nutrisystem stockholder who holds his, her or its shares in “street name” through a broker, bank or other holder of record to give voting instructions to that broker, bank or other holder of record or a Nutrisystem stockholder’s other failure to vote will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement.

To approve the adjournment of the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum, the affirmative vote of the holders of a majority in voting power of the shares of Nutrisystem common stock entitled to vote thereat, present in person or represented by proxy, is required (whether or not a quorum is present). Abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the Nutrisystem special meeting. Broker non-votes (if any) and other failures to vote will have no effect on the approval of the adjournment proposal.

To approve, on an advisory (non-binding) basis, Merger-Related Compensation, the affirmative vote of the holders of shares of Nutrisystem common stock having a majority of the votes cast by the holders of all shares of Nutrisystem common stock present in person or represented by proxy is required. Abstentions will have no effect on the proposal to approve the Merger-Related Compensation. Broker non-votes (if any) or other failures to vote will have no effect on the outcome of any vote to approve the Merger-Related Compensation.

Stock Ownership of and Voting by Nutrisystem Directors and Executive Officers

As of the Record Date for the Nutrisystem special meeting, Nutrisystem’s directors and executive officers and their affiliates beneficially owned and had the right to vote 542,484 shares of Nutrisystem common stock at the Nutrisystem special meeting, which represents approximately 2% of the shares of Nutrisystem common stock entitled to vote at the Nutrisystem special meeting.

It is expected that Nutrisystem’s directors and executive officers will vote their shares “FOR” the adoption of the Merger Agreement, “FOR” the proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, and “FOR” the Merger-Related Compensation Proposal, although none of them has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903. Votes submitted via the Internet or by telephone must be received by 11:59 PM (U.S. Eastern Time) on March 4, 2019.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other holder of record. Please follow the voting instructions provided by your broker, bank or other holder of record with these materials.

By Mail

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you will need to mark, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Broadridge Financial Solutions, Inc. must receive your proxy card no later than the close of business on March 4, 2019.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, to vote by mail, you will need to mark, sign and date the voting instruction form provided by your broker, bank or other holder of record and return it in the postage-paid return envelope provided. Your broker, bank or other holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold Nutrisystem common stock directly in your name as a stockholder of record, you may vote in person at the Nutrisystem special meeting. Stockholders of record also may be represented by another person at the Nutrisystem special meeting by executing a proper proxy designating that person.

If you hold Nutrisystem common stock in “street name” through a broker, bank or other holder of record, you must obtain a legal proxy from that institution and present it to the inspector of elections with your ballot to be able to vote in person at the Nutrisystem special meeting. To request a legal proxy, please contact your broker, bank or other holder of record.

When a stockholder submits a proxy via the Internet or by telephone, his, her or its proxy is recorded immediately. We encourage you to register your vote via telephone or the Internet whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the meeting, you may also submit your vote in person. Any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be superseded by any vote that you cast at the Nutrisystem special meeting.

If your shares are held in an account at a brokerage firm or bank, you must instruct that institution on how to vote your shares. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank. If you do not provide voting instructions to your broker or bank, your shares will not be voted on any proposal on which your broker or bank does not have discretionary authority to vote. Because it is expected that all matters to be voted on at the Nutrisystem special meeting will be non-routine, brokers will not have discretionary authority to vote on any proposal; therefore, if you do not provide voting instructions to your broker or bank, your shares likely will not count towards determining whether a quorum is present. Broker non-votes (if any) will the same effect as a vote “AGAINST” the adoption of the Merger Agreement. Broker non-votes (if any) will have no effect on the proposal to adjourn the Nutrisystem special meeting, if necessary or appropriate, or the proposal to approve the Merger-Related Compensation payments that may be paid or may become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger.

All shares represented by each properly executed and valid proxy received before the Nutrisystem special meeting will be voted in accordance with the instructions given on the proxy. If a Nutrisystem stockholder executes a proxy card without giving instructions, the shares of Nutrisystem common stock represented by that proxy card will be voted “FOR” the adoption of the Merger Agreement, “FOR” the proposal to approve the adjournment of the Nutrisystem special meeting, if necessary or appropriate, and “FOR” the proposal to approve, on an advisory (non-binding) basis, the Merger-Related Compensation. Nutrisystem stockholders should NOT send stock certificates with their proxy cards.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Nutrisystem special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Nutrisystem special meeting.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before your shares are voted at the Nutrisystem special meeting. If you are a stockholder of record at the Record Date (the close of business on January 23, 2019), you can revoke your proxy or change your vote by:

•

sending a written notice of revocation to our Secretary, Ralph J. Mauro at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, which notification must be received prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the date of the Nutrisystem special meeting, stating that you are revoking your proxy;

•	submitting a later dated proxy card that is received by Nutrisystem prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the Nutrisystem special meeting;

•	voting again by telephone or over the Internet prior to 12:00 p.m. (U.S. Eastern Time) on the day preceding the Nutrisystem special meeting; or

•

attending the Nutrisystem special meeting (or, if the Nutrisystem special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other holder of record, you must contact your brokerage firm or bank to change your vote or obtain a “legal proxy” to vote your shares if you wish to cast your vote in person at the Nutrisystem special meeting.

Solicitation of Proxies; Expenses of Solicitation

This proxy statement/prospectus is being provided to holders of Nutrisystem common stock in connection with the solicitation of proxies by the Nutrisystem Board to be voted at the Nutrisystem special meeting and at any adjournments or postponements of the Nutrisystem special meeting. Nutrisystem will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this proxy statement/prospectus for the Nutrisystem special meeting. Nutrisystem has engaged MacKenzie Partners, Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies for the Nutrisystem special meeting and will pay MacKenzie Partners, Inc. a fee of approximately $12,500, plus reimbursement of reasonable and customary expenses.

In addition to solicitation by mail, directors, officers and employees of Nutrisystem or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. Nutrisystem currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees of Nutrisystem will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable expenses.

Householding

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements, annual reports and notices of Internet availability of proxy materials. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of any such documents to you if you write, e-mail or call our Investor Relations Department at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, ir@nutrisystem.com or (646) 277-1254.

If you want to receive separate copies in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact our Investor Relations Department, in writing, at the address listed above.

Adjournment

Nutrisystem stockholders are being asked to approve a proposal that will give the Nutrisystem Board authority to adjourn the Nutrisystem special meeting from time to time, if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the

Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum. If this proposal is approved, the Nutrisystem special meeting could be successively adjourned to any date. Under Nutrisystem’s bylaws, the chairman of the Nutrisystem special meeting also has the authority to adjourn such meeting (whether or not a quorum is present). In addition, the Nutrisystem Board could postpone the Nutrisystem special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Nutrisystem special meeting is adjourned, Nutrisystem stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the Merger Agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the Merger Agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Any adjournment may be made without notice to another time or place if the date, time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If the Nutrisystem Board fixes a new record date for the adjourned meeting, or if an adjournment is for 30 days or more, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the adjourned meeting.

Other Information

The matters to be considered at the Nutrisystem special meeting are of great importance to the stockholders of Nutrisystem. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for Nutrisystem common stock will be mailed to you as soon as practicable after completion of the Merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Nutrisystem special meeting, please write, e-mail or call our Investor Relations Department at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, ir@nutrisystem.com or (646) 277-1254, or contact MacKenzie Partners, Inc., the proxy solicitor for Nutrisystem, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500 or write to 1407 Broadway, 27th Floor, New York, New York 10018 or email proxy@mackenziepartners.com.

PROPOSAL I: THE MERGER

General

This proxy statement/prospectus is being provided to holders of Nutrisystem common stock in connection with the solicitation of proxies by the Nutrisystem Board to be voted at the Nutrisystem special meeting and at any adjournments or postponements of the Nutrisystem special meeting. At the Nutrisystem special meeting, Nutrisystem will ask its stockholders to vote on (i) a proposal to adopt the Merger Agreement, (ii) a proposal to adjourn the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum and (iii) a proposal to approve, on an advisory (non-binding) basis, the Merger-Related Compensation.

The Merger Agreement provides for the Merger of Merger Sub with and into Nutrisystem, with Nutrisystem continuing as the surviving corporation and a wholly owned subsidiary of Tivity Health. The Merger will not be completed unless Nutrisystem stockholders adopt the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger, see “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 97 and 98, respectively, of this proxy statement/prospectus.

Upon completion of the Merger, each share of Nutrisystem common stock will be converted into the right to receive $38.75 in cash, without interest, and 0.2141 of a share of Tivity Health common stock. Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to the date of this proxy statement/prospectus) and the closing price of Tivity Health common stock on Nasdaq on such date of $22.08, Tivity Health expects to issue approximately 6,536,640 shares of Tivity Health common stock to Nutrisystem stockholders pursuant to the Merger (including restricted shares of Tivity Health common stock to be issued in respect of awards of restricted shares of Nutrisystem common stock to be assumed by Tivity Health pursuant to the Merger Agreement). The actual number of shares of Tivity Health common stock to be issued pursuant to the Merger will be determined at completion of the Merger based on the Exchange Ratio and the number of shares of Nutrisystem common stock outstanding at such time. Based on the number of shares of Nutrisystem common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), and the number of shares of Tivity Health common stock outstanding as of January 30, 2019 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Nutrisystem stockholders will own approximately 14% of the outstanding shares of Tivity Health common stock.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Nutrisystem Board or the Tivity Health Board, or the representatives of each company, their respective advisors or any other persons.

As part of the ongoing evaluation of Nutrisystem’s business, members of Nutrisystem’s senior management and the Nutrisystem Board periodically review and assess the company’s operations, financial performance and industry conditions as they may each impact the company’s long-term strategic goals and plans, including a review of potential opportunities to maximize stockholder value.

During the weeks of September 10 and September 17, 2018, representatives of Tivity Health reached out to Dawn Zier, President and Chief Executive Officer of Nutrisystem, directly and through members of the Nutrisystem Board, including on September 17, 2018 when Paul Wimer, Chief Strategy and Experience Officer of Tivity Health, emailed Ms. Zier to set up a meeting with Donato Tramuto, Chief Executive Officer of Tivity Health, regarding a potential strategic transaction between the two companies.

On September 18, 2018, Mr. Tramuto emailed Ms. Zier, stating that “[Tivity Health] believe[s] that a combination between our two companies presents a unique opportunity to enhance the missions of our organizations and to deliver significant value to our respective shareholders. I would like to discuss the details of our interest and make myself immediately available to meet with you in person.”

On September 22, 2018, following a series of emails during the preceding days, Mr. Tramuto and Ms. Zier held an introductory telephone conversation and scheduled an in-person meeting for October 1, 2018 to discuss a potential strategic transaction involving Nutrisystem and Tivity Health.

On September 25, 2018, representatives of Tivity Health sent a draft confidentiality agreement to representatives of Nutrisystem to facilitate further discussions between the parties regarding a potential strategic transaction.

During the week of September 24, 2018, and periodically thereafter through December 9, 2018, Ms. Zier provided Michael Hagan, Chairman of the Nutrisystem Board, with updates of the status of discussions regarding a potential strategic transaction between Nutrisystem and Tivity Health.

On September 27, 2018, after negotiation of the terms thereof, Nutrisystem and Tivity Health entered into a mutual confidentiality agreement in order to facilitate the exchange of certain non-public information regarding the two companies in connection with the consideration of a potential strategic transaction.

On October 1, 2018, senior management representatives of each of Nutrisystem and Tivity Health held an in-person meeting at Nutrisystem’s offices in Fort Washington, Pennsylvania in order to initiate a more formal dialogue relating to a potential strategic transaction. Nutrisystem representatives in attendance included Ms. Zier, Michael Monahan, Executive Vice President and Chief Financial Officer, and Ralph Mauro, Senior Vice President and General Counsel. Tivity Health representatives in attendance included Mr. Tramuto, Mary Flipse, Chief Legal and Administrative Officer, Adam Holland, Chief Financial Officer, and Mr. Wimer. At the meeting, Mr. Tramuto gave a presentation explaining Tivity Health’s strategic rationale for a potential strategic transaction involving Nutrisystem, including combining the companies to offer a more comprehensive set of health and wellness solutions to the market, and stated that Tivity Health hoped to be in a position to execute definitive agreements ahead of Tivity Health’s upcoming earnings call in early November 2018. Mr. Tramuto also stated that Tivity Health was prepared to make an all cash proposal at a 25% premium. Ms. Zier responded that she would discuss Tivity Health’s interest with the Nutrisystem Board.

On October 2, 2018, the Nutrisystem Board held a telephonic meeting, during which Ms. Zier updated the Nutrisystem Board on her recent discussions with Mr. Tramuto and the in-person meeting held with the Tivity Health representatives on October 1, 2018. Representatives of Nutrisystem’s senior management participated in the meeting. Ms. Zier also provided the Nutrisystem Board with an overview of Tivity Health and its core business operations and relayed Mr. Tramuto’s views regarding the merits of a strategic transaction involving Nutrisystem.

On October 3, 2018, Ms. Zier and Mr. Tramuto held a telephone conversation during which Ms. Zier notified Mr. Tramuto that the Nutrisystem Board had been informed of Tivity Health’s interest and was in the process of retaining Evercore as its financial advisor in connection with a potential strategic transaction. Mr. Tramuto identified Credit Suisse Securities (USA) LLC (which is referred to in this proxy statement/prospectus as “Credit Suisse”) as Tivity Health’s financial advisor. Ms. Zier informed Mr. Tramuto that any proposal, including the financing terms thereof, to be provided to the Nutrisystem Board should be made in writing.

On October 4, 2018, Ms. Zier received a letter from Mr. Tramuto setting forth Tivity Health’s non-binding interest in acquiring Nutrisystem at a price per share in cash approximating a 25% premium to Nutrisystem’s stock price as of October 1. The written indication did not specify a specific price or offer further information to support Tivity Health’s ability to finance the purchase price, other than to state that Tivity Health was confident in its ability to finance the transaction as proposed. On October 5, 2018, Ms. Zier informed Mr. Tramuto that in order to properly evaluate Tivity Health’s proposal, the Nutrisystem Board would need further specificity around price and assurances around Tivity Health’s ability to finance the transaction.

On October 6, 2018, Mr. Tramuto informed Ms. Zier that he expected Credit Suisse to deliver a “highly confident letter” for the financing of Tivity Health’s proposed transaction in a few days, and Mr. Tramuto requested a response from Nutrisystem before Tivity Health’s upcoming board meeting then-scheduled for October 11, 2018. Ms. Zier responded that she would relay this information to the Nutrisystem Board but Nutrisystem likely would not be able to respond in the requested time frame.

On October 7, 2018, Mr. Tramuto sent Ms. Zier a revised non-binding proposal for Tivity Health to acquire all of Nutrisystem’s outstanding shares of common stock for $46.36 per share, representing a 25% premium to the volume weighted average price for Nutrisystem’s shares for the 30-day period ended October 1, 2018. The proposal stated that Tivity Health had engaged Credit Suisse as its financial advisor and that Tivity Health would deliver a “highly confident letter” to Nutrisystem confirming Credit Suisse’s ability to arrange financing for the transaction, which Tivity Health expected to deliver on October 10, 2018.

On October 9, 2018, Nutrisystem received a “highly confident letter” from Credit Suisse regarding Credit Suisse’s ability to arrange financing for the transaction.

On October 10, 2018, the Nutrisystem Board held a telephonic meeting. Representatives of Evercore, Hogan Lovells US LLP (which is referred to in this proxy statement/prospectus as “Hogan Lovells”), Nutrisystem’s outside counsel, and senior management participated in the meeting. During the meeting, Ms. Zier reported on Tivity Health’s proposal of $46.36 per share in cash and Credit Suisse’s “highly confident letter”. The Nutrisystem Board discussed the merits of a potential strategic transaction involving Tivity Health. A representative of Hogan Lovells then reviewed with the Nutrisystem Board certain legal matters, including the Nutrisystem Board members’ fiduciary duties under Delaware law in connection with their evaluation of Tivity Health’s proposal. Representatives of Evercore reviewed with the Nutrisystem Board Evercore’s preliminary financial analysis of Tivity Health’s recent proposal. The Nutrisystem Board discussed various strategies for responding to Tivity Health. Following discussion, the Nutrisystem Board determined it was advisable and in the best interests of Nutrisystem and its stockholders to continue to engage with Tivity Health, but to advise Tivity Health that Nutrisystem needed additional time to analyze Tivity Health’s proposal. Representatives from Evercore were then excused, and a representative of Hogan Lovells reviewed with the Nutrisystem Board the terms and conditions of the Evercore engagement letter. Following discussion, the Nutrisystem Board determined it was advisable and in the best interests of Nutrisystem and its stockholders to execute an engagement letter with Evercore on the terms described. The determination to engage Evercore to act as Nutrisystem’s financial advisor was based on, among other things, the qualifications of Evercore and Evercore’s familiarity with Nutrisystem.

On October 11, 2018, Ms. Zier and Mr. Tramuto held a telephone conversation during which Ms. Zier advised Mr. Tramuto that the Nutrisystem Board had instructed Nutrisystem’s senior management team and their advisors to conduct an analysis of Tivity Health’s October 7, 2018 proposal.

On October 12, 2018, Nutrisystem executed an engagement agreement with Evercore on the terms previously approved by the Nutrisystem Board.

On October 14, 2018, the Nutrisystem Board held a telephonic meeting. Representatives of Evercore, Hogan Lovells and senior management participated in the meeting. A representative of Hogan Lovells reviewed with the Nutrisystem Board members their fiduciary duties in connection with their consideration of the Tivity Health proposals. Representatives of Evercore then reviewed with the Nutrisystem Board their preliminary analysis of Tivity Health’s proposal, including several alternatives to a strategic transaction with Tivity Health, including remaining as a stand-alone company, a leveraged buy-out or a strategic transaction involving a different counterparty. Nutrisystem senior management also provided an overview of their internal five-year financial projections on a stand-alone basis that were being used by Evercore for purposes of conducting its financial analysis and, if requested by the Nutrisystem Board, delivering a fairness opinion. The Nutrisystem Board discussed Nutrisystem’s prospects for the upcoming diet season, and the challenges currently facing Nutrisystem and the industry generally. Following discussion, the Nutrisystem Board determined that Tivity Health’s October 7, 2018 proposal was inadequate and authorized Evercore to inform Tivity Health that the Nutrisystem Board had determined that Tivity Health’s October 7, 2018 proposal did not provide sufficient value for Nutrisystem stockholders to warrant further discussion. Representatives of Evercore subsequently communicated this message to representatives of Credit Suisse.

On October 16, 2018, Nutrisystem received a revised proposal from Tivity Health of $47.00 per share in cash. Later that day, the Nutrisystem Board held a telephonic meeting to discuss the revised proposal. Representatives of Evercore, Hogan Lovells and senior management participated in the meeting. Following discussion, the Nutrisystem Board determined it was advisable and in the best interests of Nutrisystem and its stockholders to engage in further discussion with Tivity Health and authorized Evercore to permit Tivity Health to conduct due diligence with the intention that Tivity Health would find additional value in Nutrisystem’s business and increase the purchase price it was willing to pay for the company. Representatives of Evercore subsequently communicated the Nutrisystem Board’s determination to representatives of Credit Suisse.

On October 18, 2018, the Nutrisystem Board held a telephonic meeting. Representatives of Evercore, Hogan Lovells and senior management participated in the meeting. A representative of Evercore informed the Nutrisystem Board that, based on their discussions with representatives of Credit Suisse, representatives of Credit Suisse hoped to be in a position to execute definitive agreements in approximately 4-6 weeks, a more extended timeline than had previously been suggested by representatives of Tivity Health, in order to allow Tivity Health and its representatives to conduct due diligence review of Nutrisystem. The Nutrisystem Board weighed this extended timeline to signing against the potential for deterioration in Nutrisystem’s stock price, including in light of the volatility in the weight loss industry. Following discussion, the Nutrisystem Board determined that it was advisable and in the best interests of Nutrisystem and its stockholders to allow Tivity Health to continue its due diligence investigation.

Over the next few weeks, Nutrisystem provided certain due diligence information to Tivity Health and its representatives, and Nutrisystem and Tivity Health held various diligence calls with members of their respective senior management teams and outside advisors.

On October 22, 2018, the Nutrisystem Board held an update call to discuss the current status of Tivity Health’s proposal to acquire Nutrisystem.

On October 23, 2018, Nutrisystem added two seats to its board and appointed Patricia Han and Benjamin Kirshner as new directors as part of an agreement with one of Nutrisystem’s stockholders.

On November 1, 2018, in a meeting held at Evercore’s offices in New York, New York, members of Nutrisystem’s senior management team, including Ms. Zier, Mr. Monahan, Keira Krausz, Executive Vice President and Chief Marketing Officer, and David Burton, Executive Vice President of Operations, gave a presentation regarding Nutrisystem’s business to representatives of Tivity Health. Tivity Health representatives included Mr. Tramuto, Mr. Holland, Mr. Wimer and Ms. Flipse. Representatives of Credit Suisse and Evercore also attended the meeting.

On November 4, 2018, representatives of Nutrisystem, Tivity Health, Evercore and Credit Suisse held a telephonic meeting during which the parties discussed financial modeling for a potential transaction.

On November 7, 2018, representatives of Evercore informed representatives of Credit Suisse that the Nutrisystem Board expected an updated pricing proposal by November 12, 2018.

On November 8, 2018, representatives of Credit Suisse informed representatives of Evercore that Tivity Health would provide a pricing proposal informed by its further due diligence review by November 13, 2018.

On November 11, 2018, Ms. Zier provided an email update to the Nutrisystem Board regarding Tivity Health’s due diligence review and the transaction process more generally. Ms. Zier informed the Nutrisystem Board that she had spoken with Mr. Tramuto and expressed disappointment regarding the amount of time it was taking for Tivity Health to present an updated proposal to the Nutrisystem Board. Ms. Zier relayed that Mr. Tramuto had reiterated Tivity Health’s interest and agreed to provide an updated proposal by November 14, 2018, and Mr. Tramuto confirmed Tivity Health’s commitment to work expeditiously toward the proposed transaction with Nutrisystem as a top strategic priority.

On November 13, 2018, representatives of Credit Suisse informed representatives of Evercore that, in light of its due diligence review, Tivity Health was prepared to pay $48.50 per share, consisting of $39.50 per share in cash and approximately $9.00 per share in Tivity Health common stock, with the stock component based on a fixed exchange ratio to be set closer to the date of announcement.

On November 14, 2018, the Nutrisystem Board held a telephonic meeting. Representatives of Evercore, Hogan Lovells and senior management participated in the meeting. Representatives of Evercore provided an updated financial analysis to the Nutrisystem Board reflecting Tivity Health’s November 13, 2018 proposal. The Nutrisystem Board determined it was advisable and in the best interests of Nutrisystem and its stockholders to engage in further discussion with Tivity Health and discussed and approved a counter-offer at a price of $49.50 per share, consisting of $40.50 per share in cash and $9.00 per share in Tivity Health stock, based on a fixed exchange ratio to be agreed before signing, subject to negotiation of the other key terms and conditions, and that the transaction would need to be announced no later than December 6, 2018. Additionally, in light of the stock component of the consideration, the Nutrisystem Board instructed Nutrisystem senior management and its advisors to conduct legal and financial due diligence on Tivity Health.

On November 15, 2018, representatives of Evercore informed representatives of Credit Suisse that the Nutrisystem Board would be willing to proceed at a price of $49.50 per share, consisting of $40.50 per share in cash and $9.00 per share in Tivity Health stock, based on a fixed exchange ratio to be agreed before signing, subject to negotiation of the other key terms and conditions. Representatives of Evercore also notified representatives of Credit Suisse of Nutrisystem’s position that the transaction would need to be announced no later than December 6, 2018.

Later that day, Tivity Health reaffirmed its prior offer price of $48.50 per share, but offered to increase the cash component to $40.00 per share, with a corresponding reduction in the value of the stock component, which would be calculated using a fixed exchange ratio to be set closer to the date of announcement. Tivity Health also agreed to use its best efforts to be in a position to enter into definitive transaction documentation by the December 6, 2018 deadline to announce the transaction.

On November 16, 2018, representatives of Evercore held a call with Nutrisystem’s two new board members, Mr. Kirshner and Ms. Han, during which they reviewed the materials presented to the Nutrisystem Board at the October 14 meeting and generally brought them up to speed on the transaction to date. Ms. Zier and Mr. Monahan also participated on the call.

Later that day, the Nutrisystem Board held a telephonic meeting to review Tivity Health’s updated proposal from November 15, 2018. Representatives of Evercore and senior management participated in the meeting. During the meeting, Evercore provided an updated financial analysis reflecting Tivity Health’s November 15, 2018 proposal. A discussion ensued regarding the proposal, and various other terms of a potential strategic transaction, including the advisability of conducting a pre-signing “market check” to gauge the interest of other potential counterparties in a strategic transaction with Nutrisystem. The Nutrisystem Board agreed that potential counterparties should be offered sufficient opportunity to undertake due diligence on Nutrisystem, but also considered, among other things, the effect that a broad and extended due diligence process could have on Nutrisystem’s ongoing operations, the risk of leaks inherent in such a process, and the risk to Nutrisystem and its stockholders if Nutrisystem failed to enter into a definitive agreement expeditiously. Following discussion, the Nutrisystem Board determined that it was advisable and in the best interests of Nutrisystem and its stockholders for Evercore to invite a limited set of parties identified by Nutrisystem management after discussion with Evercore, based on, among other factors, their financial resources, degree of competitive overlap and perceived potential interest in, and ability to execute expeditiously, a transaction with Nutrisystem that would be more favorable to Nutrisystem stockholders, to make a proposal to acquire Nutrisystem, and that in the meantime senior management and their advisors should continue to conduct due diligence on Tivity Health and to negotiate definitive agreements with Tivity Health on the basis of their November 15 proposal.

During the next several weeks, Nutrisystem and its representatives conducted due diligence on Tivity Health. Members of senior management of both parties and their representatives also engaged in several in-person and telephonic discussions in respect of the due diligence effort, including an in-person senior management meeting on November 26, 2018 in Nashville, Tennessee.

On November 18, 2018, Nutrisystem retained Davis Polk & Wardwell LLP (which is referred to in this proxy statement/prospectus as “Davis Polk”) as its legal counsel in connection with a potential strategic transaction. The decision was based on, among other things, the qualifications of Davis Polk.

Commencing on November 20, 2018 and continuing for several weeks, Nutrisystem’s senior management and representatives of Evercore had preliminary exploratory conversations with representatives of several publicly traded companies, which are referred to herein as Party A, Party B and Party C, regarding each company’s interest in a potential strategic transaction involving Nutrisystem.

On November 20, 2018, representatives of Party B informed representatives of Evercore that Party B was interested in conducting due diligence and exploring a potential acquisition of Nutrisystem and, subject to Party B’s review of certain due diligence information regarding Nutrisystem, could be in a position to provide an indicative valuation range in the near term.

On November 21, 2018, Nutrisystem and Party B entered into a confidentiality agreement. This confidentiality agreement does not currently restrict Party B from making a proposal to Nutrisystem regarding a potential business combination with Nutrisystem.

On November 24, 2018, Bass, Berry & Sims PLC (which is referred to in this proxy statement/prospectus as “Bass Berry”), legal counsel to Tivity Health, delivered an initial draft of the Merger Agreement to Davis Polk. From November 24, 2018 to December 9, 2018, Nutrisystem, assisted by its advisors, and Tivity Health, assisted by its advisors, negotiated the terms of a definitive Merger Agreement and disclosure schedules. Significant areas of discussion and negotiation included Tivity Health’s proposed allocation of financing risk, which would have limited Tivity Health’s liability in the event the proposed transaction did not close due to a financing failure, Nutrisystem’s ability to continue paying its regular quarterly dividend, the “no-shop” provisions and the size of the termination fee that would be payable by Nutrisystem if its agreement with Tivity Health is terminated in certain circumstances, the scope of Tivity Health’s undertaking to obtain required regulatory approvals and various employee-related matters. During this time, members of Tivity Health’s management and representatives of Tivity Health’s advisors also performed additional due diligence and had numerous telephonic conversations with members of Nutrisystem’s senior management regarding Nutrisystem’s business and operations.

On November 26, 2018, Nutrisystem’s senior management and representatives of Evercore attended a management presentation at Tivity Health’s offices in Nashville, Tennessee, during which members of Tivity Health’s senior management reviewed Tivity Health’s business and responded to questions from the Nutrisystem representatives as part of their due diligence review of Tivity Health.

On November 26, 2018, Nutrisystem’s senior management held a call with representatives of Party B. Also, on November 26, 2018, representatives of Party C informed representatives of Evercore that it was not interested in a potential transaction with Nutrisystem.

Later on November 26, 2018, Davis Polk delivered a revised draft of the Merger Agreement to Bass Berry.

On November 27, 2018, the Nutrisystem Board held a telephonic meeting. Representatives of Evercore, Davis Polk and senior management attended the meeting. A representative of Davis Polk reviewed with the Nutrisystem Board members their fiduciary duties in connection with its evaluation of the potential acquisition. A representative of Evercore updated the Nutrisystem Board regarding conversations held with Party A, Party B and Party C. Ms. Zier provided an update of the transaction process since the previous Nutrisystem Board meeting on November 16, 2018. Davis Polk reviewed with the Nutrisystem Board the key terms of the draft Merger Agreement. Discussion ensued with particular focus on the allocation of financing risk and Tivity Health’s business model. The Nutrisystem Board also discussed the appropriate time for Ms. Zier to begin engaging with Tivity Health regarding the terms of her employment with Tivity Health following the consummation of the potential transaction. Ms. Zier and Nutrisystem’s advisors informed the Nutrisystem Board that representatives of Tivity Health had noted the importance to Tivity Health of retaining members of Nutrisystem’s senior management team in light of the two companies’ differing lines of business and had therefore requested access at an appropriate juncture to the Nutrisystem senior management team for this purpose. Nutrisystem senior management and Nutrisystem’s advisors had in response to Tivity Health’s request noted the need to defer those discussions until the key business terms of the potential transaction had been agreed, and Ms. Zier confirmed that no such discussions had yet taken place. Following discussion, and in light of the progress made to date and the importance to Tivity Health and the transaction generally of assuring Tivity Health that Ms. Zier and other key members of Nutrisystem senior management would remain with Tivity Health after the closing, the Nutrisystem Board determined that it would be appropriate at this stage for those discussions to commence.

On November 27, 2018, representatives of Bass Berry delivered to representatives of Davis Polk a draft of the Debt Commitment Letter under negotiation between Tivity Health and the Commitment Parties for review by Nutrisystem and its advisors.

On November 29, 2018, Party B informed Evercore that Party B would not proceed with a potential transaction with Nutrisystem. Also on November 29, 2018, representatives of Bass Berry delivered a revised draft of the Merger Agreement to representatives of Davis Polk.

On November 29, 2018, Ms. Zier (and, subsequently, Ms. Krausz and Mr. Monahan) retained Proskauer Rose LLP (which is referred to in this proxy statement/prospectus as “Proskauer”) as legal counsel in connection with the negotiation of certain employment and retention arrangements with Tivity Health.

On November 30, 2018, Tivity Health delivered the initial draft of the offer letter for Ms. Zier. From November 30, 2018 through December 9, 2018, Ms. Zier, Ms. Krausz and Mr. Monahan, assisted by Proskauer, and Tivity Health, assisted by Bass Berry, negotiated the terms of certain employment and retention arrangements with Tivity Health. See “Interests of Certain Persons in the Merger” beginning on page 125 of this proxy statement/prospectus for a description of the terms of these arrangements.

On December 1, 2018, representatives of Party A informed representatives of Evercore that it was not interested in a potential transaction with Nutrisystem.

On December 3, 2018, Bass Berry delivered a revised draft of the Merger Agreement to Davis Polk, which accepted Nutrisystem’s proposed allocation of financing risk, but retained the prohibition on Nutrisystem continuing to pay its regular quarterly dividend. Throughout the day on December 3, 2018, representatives of Evercore and Credit Suisse held conversations regarding the appropriate observation period for purposes of determining the exchange ratio and the restriction on Nutrisystem’s ability to continue paying its regular quarterly dividend. Following such conversations, Nutrisystem and Tivity Health agreed to an exchange ratio of 0.2206 of a share of Tivity Health common stock per share of Nutrisystem common stock, based on the volume weighted average price for Tivity Health’s shares for the 10-trading day period ended December 3, 2018, and to retain the prohibition on Nutrisystem paying its regular quarterly dividend.

On December 4, 2018, Tivity Health delivered initial drafts of offer letters for Ms. Krausz and Mr. Monahan.

Throughout the day on December 7, 2018, representatives of Nutrisystem and Tivity Health negotiated mutually acceptable resolutions to all of the remaining material issues in the Merger Agreement, and Ms. Zier and Ms. Krausz finalized the terms of their retention and employment arrangements with Tivity Health.

Later in the evening on December 7, 2018, representatives of Credit Suisse informed representatives of Evercore that, due to recent fluctuations in Nutrisystem’s and Tivity Health’s stock prices and market conditions generally, Tivity Health was no longer willing to proceed at the previously agreed price, but would proceed at $46.75 per share, consisting of $38.50 in cash and 0.2141 of a share of Tivity Health stock (which was based on the volume weighted average price for Tivity Health’s shares for the 10-trading day period ended December 3, 2018).

On the morning of December 8, 2018, the Nutrisystem Board held a telephonic meeting to discuss Tivity Health’s revised proposal from the previous day. Representatives of Evercore, Davis Polk and senior management participated in the meeting. A representative of Evercore presented financial analysis reflecting Tivity Health’s December 7, 2018 proposal. Nutrisystem’s advisors confirmed that all of the material terms of the Merger Agreement and Ms. Zier’s and Ms. Krausz’s employment and retention arrangements had been resolved, the key terms of which were summarized by representatives of Davis Polk. Following discussion, the Nutrisystem Board determined that Tivity Health’s revised proposal remained advisable and in the best interests of Nutrisystem and its stockholders. The Nutrisystem Board instructed representatives of Evercore to seek to obtain an additional $0.50 per share of consideration and assurances that the Merger Agreement would be executed on December 9, 2018. Representatives of Evercore informed representatives of Credit Suisse that the Nutrisystem Board would continue to support the transaction if Tivity Health offered an additional $0.50 per share and executed the Merger Agreement by December 9, 2018. Later that day, representatives of Credit Suisse informed representatives of Evercore that Tivity Health was willing to increase the cash component of the Merger Consideration by $0.25 per share to $38.75 and expected to be in a position to sign the Merger Agreement following its board meeting scheduled for the afternoon of December 9, 2018.

On the evening of December 8, 2018, Ms. Zier informed the Nutrisystem Board by email that Tivity Health had offered an additional $0.25 per share in cash and agreed to execute definitive agreements on the timeline proposed by Nutrisystem. Mr. Hagan informed Ms. Zier and representatives of Evercore that he believed the Nutrisystem Board would be supportive of a transaction on that basis, and representatives of Evercore relayed that information to representatives of Credit Suisse.

On the evening of December 8, 2018 Mr. Monahan finalized the terms of his employment arrangement.

On December 9, 2018, the Nutrisystem Board held a telephonic meeting to discuss Tivity Health’s revised proposal. Representatives of Evercore, Davis Polk and senior management participated in the meeting. Representatives of Evercore updated the Nutrisystem Board and reviewed Tivity Health’s most recent proposal of $38.75 per share in cash and 0.2141 of a share of Tivity Health common stock per share of Nutrisystem common stock, increasing the value of the total consideration to an implied value of approximately $47.44 per share, based on the closing price of Tivity Health’s stock on December 7, 2018, and that Tivity Health was committed to signing definitive documentation on December 9, 2018. Representatives of Davis Polk reviewed with the Nutrisystem Board its fiduciary duties in connection with its evaluation of the proposed transaction. Representatives of Davis Polk then summarized the terms of the Merger Agreement, with reference to the latest draft of the Merger Agreement, which had been circulated to the Nutrisystem directors in advance of the meeting. Representatives of Evercore reviewed their financial analysis and, at the request of the Nutrisystem Board, delivered an oral opinion, which was confirmed by the delivery of a written opinion, dated December 9, 2018, addressed to the Nutrisystem Board, to the effect that, as of the date of the opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger

Consideration is fair, from a financial point of view, to the holders of the shares of common stock of Nutrisystem, other than holders of Excluded Shares or appraisal shares. Based on the discussions and deliberations at this meeting and prior meetings, the various presentations of Davis Polk and Evercore, including financial analyses presented by Evercore, and various factors, including those described in “—Nutrisystem’s Reasons for the Merger; Recommendation of the Nutrisystem Board,” the Nutrisystem Board unanimously (1) determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, and in the best interests of, Nutrisystem and its stockholders, (2) unanimously approved, adopted and declared advisable the execution and delivery thereof and (3) recommended that Nutrisystem’s stockholders approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby.

On December 10, 2018, Nutrisystem and Tivity Health publicly announced the transaction prior to the Nasdaq market opening.

Nutrisystem’s Reasons for the Merger; Recommendation of the Nutrisystem Board

In evaluating the Merger Agreement and the Merger, the Nutrisystem Board consulted extensively with Nutrisystem’s management and legal and financial advisors and considered other potential strategic alternatives and, in reaching its decision to approve the Merger Agreement and to recommend that Nutrisystem’s stockholders vote for the adoption of the Merger Agreement, the Nutrisystem Board considered a variety of factors, including the following (which are not necessarily presented in order of relative importance):

•	the review of Nutrisystem’s business, strategy, current and projected financial condition, current earnings and earnings prospects;

•

the aggregate value of the consideration to be received by Nutrisystem stockholders in the Merger, which, based on the closing price of Tivity Health common stock on December 7, 2018 (the last trading day prior to the announcement of the Merger Agreement), represented a premium of approximately:

•	38.7% over $34.20, the closing price per share of Nutrisystem’s common stock on the same date; and

•	31.7% over $36.01, the volume-weighted average trading price per share of Nutrisystem’s common stock over the 30 days ended on the same date;

•

the fact that the Merger Consideration consists primarily of cash, providing Nutrisystem stockholders with certainty of value and liquidity upon completion of the Merger, along with a stock component, which provides Nutrisystem stockholders with the ability to participate in the future growth and earnings of the combined company resulting from the Merger;

•

the Nutrisystem Board’s belief that the price per share of Nutrisystem common stock was not likely to trade at or above the implied $47.44 Merger Consideration (based on the closing price of Tivity Health common stock on December 7, 2018, the last trading day prior to the announcement of the Merger Agreement) in the foreseeable future, which belief was based on a number of factors, including:

•	the general risks of market conditions that could affect the price of Nutrisystem common stock;

•	the other risks and uncertainties discussed in Nutrisystem’s public filings with the SEC;

•

the Nutrisystem Board’s review of other strategic alternatives for Nutrisystem based on the Nutrisystem Board’s knowledge of Nutrisystem’s business, competitive position in the industry, financial condition and results of operations, on both historical and prospective bases, and of the probabilities potentially associated with achieving Nutrisystem’s long-term strategic plan as a stand-alone company as compared to the certainty of value and opportunity afforded to Nutrisystem stockholders by way of the Merger Consideration; and

•

the inherent uncertainty of attaining management’s internal financial projections, including the fact that Nutrisystem’s actual financial results in future periods could differ from the projected results;

•	the review of Tivity Health’s business, strategy, current and projected financial condition, current earnings and earnings prospects;

•

the opinion of Evercore rendered on December 9, 2018 to the Nutrisystem Board that, based upon and subject to the assumptions, qualifications and limitations and other matters set forth therein, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of the shares of common stock of Nutrisystem, other than holders of Excluded Shares or appraisal shares, and the financial analyses related thereto prepared by Evercore and described under “—Opinion of Nutrisystem’s Financial Advisor” beginning on page 76 of this proxy statement/prospectus;

•

the Nutrisystem Board’s belief that it was preferable to negotiate on a confidential basis with Tivity Health rather than to conduct a broader “auction” or sale process for Nutrisystem, particularly in light of (1) the Nutrisystem Board’s belief that, after considering a range of other potential acquirers (including Party A, Party B and Party C), and, after consultation with Nutrisystem’s management and Nutrisystem’s financial and legal advisors, Tivity Health was best situated with respect to financial resources, degree of competitive overlap and current interest in a transaction with Nutrisystem to engage in a transaction with a strong likelihood of obtaining antitrust and other required regulatory approvals expeditiously that would maximize Nutrisystem’s stockholder value, (2) the fact that Nutrisystem would be permitted, under circumstances described in the Merger Agreement, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide acquisition proposal, (3) the fact that Nutrisystem would also be permitted, under circumstances described in the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal, as described under “The Merger Agreement—No Solicitation of Alternative Proposals; Changes in Board Recommendation” beginning on page 108 of this proxy statement/prospectus, after giving Tivity Health an opportunity to match such offer and upon payment to Tivity Health of a termination fee of $45.0 million, as described under “The Merger Agreement—Termination Fee” beginning on page 119 of this proxy statement/prospectus, (4) the risk to Nutrisystem’s business in the future if competitively sensitive confidential information were disclosed to its competitors and (5) the risk that engaging in a broad auction or sale process could adversely affect the ability to conclude the negotiations and enter into a binding agreement with Tivity Health;

•

the Nutrisystem Board’s assessment, after consultation with Evercore and a review of Tivity Health’s financing commitments, that Tivity Health will have adequate financial resources to pay the Merger Consideration as described below under “The Merger Agreement—Financing and Financing Cooperation” beginning on page 112 of this proxy statement/prospectus, Tivity Health’s representations and covenants contained in the Merger Agreement relating to such financing, and the Nutrisystem Board’s assessment, after consultation with the company’s financial advisors, of Tivity Health’s ability to obtain financing; and

•

the Nutrisystem Board’s belief that the terms of the Merger Agreement were consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a superior transaction proposal following the announcement of the Merger Agreement.

The Nutrisystem Board also considered the following specific aspects of the Merger Agreement (which are not necessarily presented in order of relative importance):

•	the Nutrisystem Board’s belief that the terms of the Merger Agreement, including the representations, warranties and covenants, and the conditions to each party’s obligations, are reasonable;

•

Nutrisystem’s ability to, under certain circumstances and subject to certain conditions, provide information to and engage in discussions or negotiations with a third party that makes an acquisition proposal for a business combination or acquisition of Nutrisystem that constitutes or would reasonably be expected to lead to a Superior Proposal and to change its recommendation in favor of the Merger or terminate the Merger Agreement in order to enter into a definitive agreement relating to a Superior Proposal, subject to giving Tivity Health an opportunity to propose changes to the Merger Agreement and the payment of a termination fee of $45.0 million in the event of actual termination;

•

Nutrisystem’s ability to, under certain circumstances and subject to certain conditions, change its recommendation in favor of the Merger in response to an Intervening Event, even if there is no competing or Superior Proposal, if the Nutrisystem Board determines that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, subject to giving Tivity Health an opportunity to propose changes to the Merger Agreement and the payment of a termination fee of $45.0 million in the event Tivity Health exercises its right to terminate the Merger Agreement as a result of such change in recommendation;

•

the Nutrisystem Board’s belief that such fee was consistent with market practice and would not preclude or deter a willing and financially capable third party, were one to exist, from making a Superior Proposal following the announcement of the transaction with Tivity Health;

•

Tivity Health’s representations, warranties and covenants related to obtaining the Financing and the delivery by Tivity Health of letters setting forth the commitments available to Tivity Health to complete the transaction;

•	Nutrisystem’s ability to seek to specifically enforce Tivity Health’s obligations under the Merger Agreement, including Tivity Health’s obligations to complete the Merger; and

•	the commitment by Tivity Health to obtain applicable regulatory approvals, including Tivity Health’s undertaking to divest assets and engage in litigation.

In the course of its deliberations, the Nutrisystem Board also considered a variety of risks and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	the fact that Nutrisystem engaged in negotiations primarily with Tivity Health regarding a potential transaction rather than conducting a broad “auction” or sale process for Nutrisystem;

•

the fact that the stock portion of the Merger Consideration is based on a fixed exchange ratio, which exposes Nutrisystem stockholders to the risk that the value of the Merger Consideration at completion could be less than at the time the Merger Agreement was approved by the Nutrisystem Board or at the time of the Nutrisystem special meeting;

•

the deal protection measures in the Merger Agreement, including the restrictions on Nutrisystem’s ability to solicit alternative transactions prior to closing and its ability to terminate the Merger Agreement, including the requirement that Nutrisystem pay a $45.0 million termination fee in the circumstances described under “—The Merger Agreement—Termination Fee” beginning on page 119 of this proxy statement/prospectus, and the possibility that the requirement to pay a termination fee could potentially deter a potential acquirer from proposing an alternative transaction that would provide superior value to Nutrisystem stockholders than the Merger;

•

the expected increase in Tivity Health’s leverage immediately following the Merger and the risk that, while there is no financing condition in the Merger Agreement, the debt financing for the Merger may not ultimately be available at all or on the terms anticipated;

•

the risks and costs to Nutrisystem if the Merger is not completed, including the diversion of management and employee attention, potential employee attrition, the potential effect on Nutrisystem’s business and relations with customers, suppliers and vendors and the potential impact on its stock price, and that, while the Merger is expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied or waived, and as a result, it is possible that the Merger might not be completed even if approved by Nutrisystem’s stockholders;

•

the fact that Nutrisystem’s operations will be restricted by interim operating covenants under the Merger Agreement during the period between signing the Merger Agreement and completion of the Merger, which could effectively prohibit Nutrisystem from undertaking material strategic initiatives or other material transactions to the detriment of Nutrisystem and its stockholders;

•	the fact that Nutrisystem has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the Merger is completed;

•

the fact that completion of the Merger, and the lower percentage of the outstanding capital stock of the combined company held by former Nutrisystem stockholders as a result of the Merger, will provide Nutrisystem stockholders with less of an opportunity to participate in the combined company’s future earnings growth and the future appreciation of the value of its capital stock than would be anticipated if Nutrisystem were to remain a stand-alone entity and its strategic plan were successfully implemented;

•	the fact that the Merger Consideration will be taxable to Nutrisystem’s stockholders;

•

the fact that certain of Nutrisystem’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Nutrisystem stockholders generally, including certain interests arising from the employment and compensation arrangements of Nutrisystem’s executive officers and the manner in which they would be affected by the Merger (see “Interests of Certain Persons in the Merger” beginning on page 125 of this proxy statement/prospectus);

•	the restriction on Nutrisystem’s ability to continue paying its regular quarterly dividend; and

•	various other risks described in the section entitled “Risk Factors”.

The Nutrisystem Board considered all of these factors as a whole and, after careful consideration, unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated thereby are fair to, and in the best interests of, Nutrisystem and its stockholders and unanimously approved, adopted and declared advisable the execution and delivery of the Merger Agreement, the Merger and the other transactions contemplated thereby. The foregoing discussion of the information and factors considered by the Nutrisystem Board is not exhaustive but is intended to reflect the material factors considered by the Nutrisystem Board in its consideration of the Merger Agreement and the Merger. In view of the complexity, and the large number, of the factors considered, the Nutrisystem Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign any relative or specific weight to any of the various factors that it considered in reaching its decision. Rather, the Nutrisystem Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Nutrisystem Board may have viewed different factors differently or given different weight or merit to different factors.

The foregoing discussion of the information and factors considered by the Nutrisystem Board is forward-looking in nature. This information should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 45 of this proxy statement/prospectus.

THE NUTRISYSTEM BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT.

Opinion of Nutrisystem’s Financial Advisor

In connection with the Merger, Nutrisystem retained Evercore to act as its financial advisor. As part of this engagement, Nutrisystem requested that Evercore evaluate the fairness of the Merger Consideration, from a financial point of view, to the holders of the shares of Nutrisystem common stock, other than holders of Excluded Shares or appraisal shares. On December 9, 2018, at a meeting of the Nutrisystem Board, Evercore rendered its oral opinion, subsequently confirmed by delivery of a written opinion that, based upon and subject to the assumptions, qualifications and limitations and other matters set forth therein, as of such date, the Merger Consideration was fair, from a financial point of view, to the holders of the shares of common stock of Nutrisystem, other than holders of Excluded Shares or appraisal shares.

The full text of the written opinion of Evercore, dated as of December 9, 2018, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Nutrisystem Board (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view and did not address any other aspects or implications of the Merger. The opinion does not constitute a recommendation to the Nutrisystem Board or to any other persons in respect of the Merger, including as to how any holder of shares of Nutrisystem common stock should vote or act in respect of the Merger. Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Nutrisystem, nor did it address the underlying business decision of Nutrisystem to engage in the Merger.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•

reviewed certain publicly available business and financial information relating to Nutrisystem and Tivity Health that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to each of Nutrisystem and Tivity Health prepared and furnished to Evercore by the management of Nutrisystem and Tivity Health, respectively;

•

reviewed (x) certain non-public projected financial and operating data relating to Nutrisystem prepared and furnished to us by the management of Nutrisystem, and (y) certain publicly available research analysts’ estimates of Tivity Health’s future performance;

•

discussed the past and current operations, financial projections and current financial condition of Nutrisystem with the management of Nutrisystem (including their views on the risks and uncertainties of achieving such projections);

•	discussed the past and current operations, and current financial condition, of Tivity Health with the management of Tivity Health;

•	reviewed the reported prices and the historical trading activity of each of Nutrisystem common stock and the Tivity Health common stock;

•

compared the financial performance of each of Nutrisystem and Tivity Health and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	compared the financial performance of Nutrisystem and Tivity Health and the valuation multiples relating to the Merger with those of certain other transactions that Evercore deemed relevant;

•	reviewed the Institutional Brokers’ Estimate System consensus estimates (which are referred to in this proxy statement/prospectus as “I/B/E/S estimates”);

•	reviewed a draft of the Merger Agreement dated December 7, 2018; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore has assumed no liability therefor. With respect to the projected financial data relating to Nutrisystem referred to above, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Nutrisystem as to the future financial performance of Nutrisystem under the assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Nutrisystem or the assumptions on which they were based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement in all material respects and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition, in each case, that would have an adverse effect on Nutrisystem or the consummation of the Merger or materially reduce the benefits of the Merger to the holders of Nutrisystem common stock. Evercore also assumed that the executed Merger Agreement would not differ in any material respect from the draft Merger Agreement dated December 7, 2018 reviewed by Evercore.

Evercore did not make or assume any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of Nutrisystem or Tivity Health, nor was Evercore furnished with any such inspection, valuation or appraisal, nor did Evercore evaluate the solvency or fair value of Nutrisystem or Tivity Health under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of the opinion. Subsequent developments may affect Evercore’s opinion, and Evercore did not undertake any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to the holders of the shares of Nutrisystem common stock, other than holders of Excluded Shares or appraisal shares. Evercore did not express any view on, and its opinion did not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Nutrisystem, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Nutrisystem, or any class of such persons, whether relative to the Merger Consideration or otherwise (other than, in each case, in their capacity as holders of Nutrisystem common stock).

Evercore assumed that any modification to the structure of the transaction would not vary its analysis in any material respect. Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Nutrisystem, nor did it address the underlying business decision of Nutrisystem to engage in the Merger. Evercore’s opinion did not constitute a recommendation to the Nutrisystem Board or to any other persons in respect of the Merger, including as to how any holder of shares of Nutrisystem common stock should vote or act in respect of the Merger. Evercore expressed no opinion as to the price at which shares of Nutrisystem common stock or Tivity Health common stock will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Nutrisystem and its advisors with respect to legal, regulatory, accounting and tax matters.

Summary of Material Financial Analysis

Set forth below is a summary of the material financial and other analyses performed by Evercore and reviewed with the Nutrisystem Board on December 9, 2018, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before December 7, 2018, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Selected Peer Trading Analysis

In performing a selected peer trading analysis of Nutrisystem, Evercore reviewed and compared certain financial, operating and market information relating to Nutrisystem and corresponding information of the publicly traded companies listed in the tables below, which Evercore deemed most relevant to consider in relation to Nutrisystem based on its professional judgment and experience. Although none of the selected companies is directly comparable to Nutrisystem, Evercore selected these companies based on its professional judgment because they are companies in the vitamins, supplements, minerals and weight loss sector, with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of Nutrisystem.

Evercore reviewed, among other things, total enterprise value (which is referred to in this proxy statement/prospectus as “TEV”) of the selected companies as a multiple of estimated EBITDA adjusted to exclude non-cash employee compensation expense and certain one-time items (which is referred to in this proxy statement/prospectus as “Adjusted EBITDA”) for 2018 and 2019. Enterprise values were calculated for the purpose of this analysis as equity value (based on the per share closing price of each selected company on December 7, 2018, multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, cash and cash equivalents, and minority interest, as applicable, as set forth on the most recently publicly available balance sheet of such company). In calculating the enterprise values of Nutrisystem, net debt included in such calculations was as of September 30, 2018. The other financial data of the selected peer companies used by Evercore for this analysis were based on publicly available research analysts’ estimates. The financial data of Nutrisystem were based on the projections provided by the management of Nutrisystem, as described under “Proposal I: The Merger—Nutrisystem Unaudited Financial Information” beginning on page 85 of this proxy statement/prospectus.

For Nutrisystem and each of the selected companies, Evercore also calculated the closing share prices as of December 7, 2018 as a multiple of estimated earnings per share, or the ratio of share price over earnings (which is referred to in this proxy statement/prospectus as “P/E ratio”), obtained from equity research analysts’ consensus estimates for 2019 from FactSet.

The TEV to Adjusted EBITDA multiples and the P/E ratios for the selected peer companies are set forth in the table below for 2019:

Selected Public Company	TEV / 2019E Adjusted EBITDA	2019E P/E
Glanbia plc	14.2x	17.5x
GNC Holdings, Inc.	6.3x	6.3x
Herbalife Nutrition LTD.	12.6x	17.8x
Medifast, Inc.	15.2x	23.2x
The Simply Good Foods Company	17.3x	27.3x
Usana Health Sciences, Inc.	11.0x	20.7x
Vitamin Shoppe, Inc.	4.1x	22.1x
Weight Watchers International, Inc.	9.1x	12.8x
Peer Median	11.8x	19.3x
Reference:
Nutrisystem (Management Projection)	7.8x	14.0x
Nutrisystem (Wall Street Estimate)(1)	7.9x	14.2x

(1)	Wall Street Estimate reflects the average of broker estimates for the period disclosed.

Evercore applied a reference range of TEV/Adjusted EBITDA multiples of 8.5x to 11.5x to the Adjusted EBITDA estimates of Nutrisystem for the year ending December 31, 2019 (which is referred to in this proxy statement/prospectus as the “2019E Adjusted EBITDA multiples”), and a reference range of P/E multiples of 15.0x to 20.0x to the estimated earnings per share for Nutrisystem for the year ending December 31, 2019 (which is referred to in this proxy statement/prospectus as “2019E P/E multiples”), to derive a range of implied equity values. All reference ranges were derived by Evercore based on its review of the respective peer companies selected and its experience and professional judgment and projections provided by the management of Nutrisystem as well as Wall Street Estimates.

Using the 2019E Adjusted EBITDA multiples, this analysis indicated an implied equity value per-share reference range for Nutrisystem of approximately $37.06 to $49.02. Using the 2019E P/E multiples, this analysis indicated an implied equity value per-share reference range for Nutrisystem of approximately $36.70 to $48.93.

Evercore compared the results of this analysis to the closing price of Nutrisystem common stock on December 7, 2018 of $34.20, and an implied value for the Merger Consideration of $47.44 per share, which was calculated by Evercore by adding the $38.75 in the cash component of the Merger Consideration to an implied value of $8.69 for the 0.2141 of a share of Tivity Health common stock included in the Merger Consideration (based on the closing price per share of Tivity Health common stock on December 7, 2018).

No company utilized in the peer company trading analysis is identical to Nutrisystem. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial, operating and market characteristics of Nutrisystem and other factors that could affect the public trading value of the companies to which they are being compared. In evaluating the peer companies selected, Evercore made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Nutrisystem, such as the impact of competition on Nutrisystem and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Nutrisystem, the industry or the financial markets in general. Mathematical analysis, such as determining the mean, median or average, is not in itself a meaningful method of using peer company trading data.

Selected Precedent Transaction Analysis

Evercore performed an analysis of selected precedent transactions to compare multiples paid in other transactions to the multiple implied by the Merger Consideration. Evercore analyzed 20 transactions that were announced between 2010 and 2018 involving acquisitions in the vitamins, supplements, minerals and weight loss sector.

While none of the companies included in the selected precedent transactions is directly comparable to Nutrisystem and none of the transactions in the selected precedent transactions analysis is directly comparable to the Merger, Evercore selected these transactions because each of the target companies was in the vitamins, supplements, minerals and weight loss sector and had operating characteristics, products and services that for purposes of analysis may be considered similar to certain of Nutrisystem’s operating characteristics, products and services.

For each of the selected transactions, Evercore reviewed transaction values and calculated the TEV implied for each target company based on the consideration paid in the selected transaction, as a multiple of the target company’s last twelve months Adjusted EBITDA (which is referred to in this proxy statement/prospectus as “LTM Adjusted EBITDA”).

Evercore’s analysis indicated average and median TEV to LTM Adjusted EBITDA multiples of 12.7x and 11.4x, respectively. The selected precedent transactions and the TEV to LTM Adjusted EBITDA multiple related thereto are set forth in the table below:

Announcement Date	Target Name	Acquiror Name	TEV/ LTM Adjusted EBITDA
11/14/18	PhD Nutrition Ltd	Science in Sport plc	11.4x
10/11/18	Slimfast	Glanbia plc	14.6
2/13/18	GNC Holding, Inc.	Harbin Pharmaceutical Group Co., Ltd.	7.3
5/22/17	Nutraceutical International Corporation	HGGC, LLC	9.2
4/20/17	Atkins Nutritionals Holdings, Inc.	Conyers Park Acquisition Corp.	12.4
12/5/16	Biogran S.L.	Koninklijke Wessanen N.V.	12.3
8/4/16	Vitaco Holdings Limited	Investors Group Inc.	14.7
6/30/14	CytoSport, Inc.	Hormel Foods Corporation	15.0
6/11/14	Healthy Directions, LLC	Helen of Troy Limited	8.0
1/27/14	Jamieson Laboratories Ltd.	CCMP Capital Advisors, LP	10.0
12/9/13	Dymatize Enterprises, LLC	Post Holdings, Inc.	13.0
8/2/13	Premier Nutrition Corporation	Post Holdings, Inc.	11.3
11/22/12	Schiff Nutrition International, Inc.	Reckitt Benckiser Group plc	35.5
8/20/12	Avid Health, Inc.	Church & Dwight Co., Inc.	11.2
4/2/12	Airborne, Inc.	Schiff Nutrition International, Inc.	12.5
6/11/11	Myprotein.com	The Hut Group	9.7
1/11/11	Bio-Engineered Supplements and Nutrition	Glanbia plc	8.3
12/21/10	Martek Biosciences Corporation	Royal DSM N.V.	8.8
12/13/10	Maxinutrition Group Holdings Limited	GlaxoSmithKline plc	20.0
7/15/10	NBTY, Inc.	The Carlyle Group L.P.	8.1
		Peer Median	11.4x
		Peer Average	12.7x

Evercore then applied a reference range of LTM Adjusted EBITDA multiples of 11.0x to 13.0x, derived by Evercore based on its review of the selected precedent transactions and its experience and professional judgment, to the estimated Adjusted EBITDA of Nutrisystem for the year ending December 31, 2018, to derive a range of implied enterprise values for Nutrisystem. This analysis indicated an implied per-share equity value range for Nutrisystem of $41.76 to $48.78.

Evercore compared the results of this analysis to the closing price of Nutrisystem common stock on December 7, 2018 of $34.20, and an implied value for the Merger Consideration of $47.44 per share, which was calculated by Evercore by adding the $38.75 in the cash component of the Merger Consideration to an implied value of $8.69 for the 0.2141 of a share of Tivity Health common stock included in the Merger Consideration (based on the closing price per share of Tivity Health common stock on December 7, 2018).

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Nutrisystem to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that Nutrisystem was projected to generate from September 30, 2018 through calendar year 2022, based on financial projections for Nutrisystem that were provided by Nutrisystem management, as described under “Proposal I: The Merger—Nutrisystem Unaudited Prospective Financial Information” beginning on page 85 of this proxy statement/prospectus. For purposes of its discounted cash flow analysis, unlevered free cash flow refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs, and was defined as Adjusted EBITDA less capital expenditures, less (or plus) any increase (or decrease) in working capital, less cash taxes and less non-cash employee compensation expense. “Present value” refers to the current value of the cash flows generated by an asset, and is derived by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period.

For purposes of this analysis, Evercore calculated ranges of terminal values for Nutrisystem by applying a perpetuity growth rate, based on its professional judgment given the nature of Nutrisystem and its business and industry, of 3.0% to 4.0%, to the unlevered, after-tax free cash flow, in each case in the terminal year. “Terminal value” refers to the present value of all future cash flows generated by an asset for periods beyond the projection period.

The terminal values for Nutrisystem were then discounted to present value as of September 30, 2018 using a discount rate of 9.5% to 10.5%, based on an estimate of Nutrisystem’s weighted average cost of capital, to derive respective ranges of implied enterprise values for Nutrisystem.

Ranges of implied equity values for Nutrisystem were then calculated by reducing the range of implied enterprise values by the amount of Nutrisystem’s net debt (calculated as debt less cash and cash equivalents) as of September 30, 2018.

Evercore performed this analysis for Nutrisystem on a standalone basis. Evercore’s analysis indicated an implied per-share equity value reference range for Nutrisystem on a standalone basis of approximately $37.64 to $49.08.

Evercore compared the results of this analysis to the closing price of Nutrisystem common stock on December 7, 2018 of $34.20, and an implied value for the Merger Consideration of $47.44 per share, which was calculated by Evercore by adding the $38.75 in the cash component of the Merger Consideration to an implied value of $8.69 for the 0.2141 of a share of Tivity Health common stock included in the Merger Consideration (based on the closing price per share of Tivity Health common stock on December 7, 2018).

Net Present Value of Future Stock Price Analysis

Evercore performed an illustrative analysis of the net present value of the future stock price of Nutrisystem, which is designed to provide an indication of the present value of a theoretical future value of a company as a function of such company’s estimated future Adjusted EBITDA and its assumed TEV to next 12 months (which is referred to in this proxy statement/prospectus as “NTM”) Adjusted EBITDA multiple (based on the succeeding 12-month period), plus anticipated dividends. Evercore used financial projections for Nutrisystem provided by the management of Nutrisystem through calendar year 2021. Evercore assumed, at Nutrisystem’s direction, quarterly cash dividends of $0.25 per share in the projection period.

Evercore first multiplied the Adjusted EBITDA estimate for each calendar year through 2021 by TEV to NTM Adjusted EBITDA multiples of 8.5x and 11.5x to calculate the implied future enterprise values. Evercore then discounted the projected per-share equity value as of December 31, 2021, to September 30, 2018 using a discount rate of 10.50%. The discount rate was determined based on Evercore’s analysis of the cost of equity for Nutrisystem. Finally, Evercore added the cumulative present value of anticipated future dividends per share of Nutrisystem common stock payable to Nutrisystem stockholders through the end of fiscal year 2021, determined using the same discount rate of 10.5%.

This analysis resulted in an implied per-share equity value reference range of approximately $38.23 to $48.96. Evercore compared the results of this analysis to the closing price of Nutrisystem common stock on December 7, 2018 of $34.20, and an implied value for the Merger Consideration of $47.44 per share, which was calculated by Evercore by adding the $38.75 in the cash component of the Merger Consideration to an implied value of $8.69 for the 0.2141 of a share of Tivity Health common stock included in the Merger Consideration (based on the closing price per share of Tivity Health common stock as of December 7, 2018).

Other Factors

Evercore also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the 52-week trading range, the analysts’ price targets, precedent premia and leveraged buyout analyses described below. In each case, Evercore compared the results of these analyses to the closing price of Nutrisystem common stock on December 7, 2018 of $34.20, and an implied value for the Merger Consideration of $47.44 per share, which was calculated by Evercore by adding the $38.75 in the cash component of the Merger Consideration to an implied value of $8.69 for the 0.2141 of a share of Tivity Health common stock included in the Merger Consideration (based on the closing price per share of Tivity Health common stock on December 7, 2018).

52-Week Trading Range

Evercore reviewed historical trading prices of Nutrisystem common stock during the 52-week period ended December 7, 2018, noting that the low and high closing prices during such period ranged from $26.95 to $54.35.

Analyst Price Targets

Evercore reviewed publicly available share price targets of research analysts’ estimates known to Evercore as of December 7, 2018. Evercore noted that the low and high share price targets ranged from $36.00 to $53.00 for Nutrisystem.

Precedent Premia Paid

Evercore reviewed and analyzed premia paid in transactions with greater than 50% cash consideration (excluding mergers of equals, reverse mergers, restructurings and non-control acquisitions) since 2013 involving

U.S. target companies with an enterprise value greater than $1 billion. Based on its professional judgment and premia in the precedent transactions assessed, Evercore applied reference ranges of premia of 25% to 40% to the Nutrisystem share price as of December 7, 2018 of $34.20. This analysis indicated a per-share equity value reference range of approximately $42.75 to $47.88 for Nutrisystem.

Leveraged Buyout Analysis

Evercore performed an illustrative leveraged buyout analysis based on a range of 4.75x to 5.75x leverage relative to estimated LTM Adjusted EBITDA. Evercore’s analysis assumed a sale of Nutrisystem at a reference range of estimated Adjusted EBITDA multiples for the 12 months ended December 31, 2022 of 10.0x to 12.0x and a required internal rate of return on investment ranging from 20.0% to 25.0%, which ranges were selected by Evercore based on its professional judgment. Using estimated Adjusted EBITDA provided by Nutrisystem management for the 12 months ended December 31, 2022, Evercore calculated a purchase price per share of Nutrisystem common stock ranging from $33.80 to $41.33.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the Merger by the Nutrisystem Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of Nutrisystem common stock. No company used in the above analyses as a comparison is directly comparable to Nutrisystem, and no transaction used is directly comparable to the Merger. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Nutrisystem and its advisors.

Evercore prepared these analyses for the purpose of providing an opinion to the Nutrisystem Board as to the fairness of the Merger Consideration, from a financial point of view, to the holders of the shares of Nutrisystem common stock, other than holders of Excluded Shares or appraisal shares. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Pursuant to the terms of Evercore’s engagement letter with Nutrisystem, a fee of $1.5 million was payable to Evercore upon the delivery of its opinion. Evercore will be entitled to receive an additional fee, which is estimated, based on the information available as of the date of the Merger Agreement, to be approximately $16.4 million, following the consummation of the Merger. In addition, Nutrisystem has agreed to reimburse Evercore’s reasonable expenses and indemnify Evercore against certain potential liabilities arising out of its engagement.

Prior to Evercore’s engagement in connection with the Merger, Evercore and its affiliates acted as agent to Nutrisystem on the execution of its open-market share repurchase program (which is referred to in this proxy statement/prospectus as the “Share Repurchase Program”) and received commissions in connection therewith. During the two-year period prior to the delivery of its opinion, no material relationship existed between Evercore or any of its affiliates and Nutrisystem (other than the engagements in connection with (i) the Merger and (ii) the Share Repurchase Program) or Tivity Health (including for this purpose Tivity Health Administrative Center, LP and those subsidiaries listed on Exhibit 21 to Tivity Health’s annual report on Form 10-K for the fiscal year ended December 31, 2017) pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship or, in either case, pursuant to which or any of its affiliates expects to receive any compensation. Evercore may provide financial or other services to Tivity Health in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Nutrisystem, Tivity Health and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of the fairness opinion was approved by an Opinion Committee of Evercore.

The Nutrisystem Board engaged Evercore to act as a financial advisor based on, among other things, its qualifications and its familiarity with Nutrisystem. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Nutrisystem Unaudited Prospective Financial Information

Other than quarterly and full year guidance, including the guidance included in Nutrisystem’s earnings release dated October 30, 2018 (which is referred to in this proxy statement/prospectus as the “Nutrisystem Earnings Guidance”), with respect to consolidated revenues, select other generally accepted accounting principles in the United States (which is referred to in this proxy statement/prospectus as “GAAP”) line items and certain other performance measures, which guidance Nutrisystem presents as a range, Nutrisystem does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, Nutrisystem has included below certain financial forecasts of Nutrisystem that, to the extent described below, were furnished to the Nutrisystem Board, Nutrisystem’s financial advisor and Tivity Health, in connection with the Merger, including, in the case of Nutrisystem’s financial advisor, in connection with its financial analyses summarized under “The Merger Agreement—Opinion of Nutrisystem’s Financial Advisor” beginning on page 76 of this proxy statement/prospectus.

These financial forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of this information is presented below.

While the financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying these financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Nutrisystem operates, and the risks and uncertainties described under “Cautionary Information Regarding Forward-Looking Statements ” beginning on page 45 of this proxy statement/prospectus, all of which are difficult to predict and many of which are outside the control of Nutrisystem and, upon the closing of the Merger, will be beyond the control of Tivity Health and the surviving corporation. Nutrisystem stockholders are urged to review Nutrisystem’s SEC filings for a description of risk factors with respect to Nutrisystem’s business. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized and actual results likely will differ, and may differ materially, from those reflected in the financial forecasts, whether or not the Merger is completed. The inclusion in this proxy statement/prospectus of the financial forecasts below should not be regarded as an indication that Nutrisystem, Tivity Health, their respective boards of directors or their respective financial advisors considered, or now consider, these forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on this information. The financial forecasts assume that Nutrisystem continues to operate as a standalone company and do not reflect any impact of the Merger.

The financial forecasts include certain non-GAAP financial measures, including Adjusted EBITDA and Unlevered Free Cash Flow (in each case, as defined below). Nutrisystem’s management included forecasts of Adjusted EBITDA in the financial forecasts because Nutrisystem’s management believes Adjusted EBITDA provides useful information because it is commonly used by investors to assess financial performance and operating results of ongoing business operations, and because Nutrisystem’s management also believes that EBITDA is useful in evaluating the business, potential operating performance and cash flow of Nutrisystem. Nutrisystem’s management included forecasts of Unlevered Free Cash Flow in the financial forecasts because Nutrisystem’s management believes that Unlevered Free Cash Flow is useful in evaluating the future cash flows generated by Nutrisystem without including in such calculation any debt servicing costs.

Investors should note that these non-GAAP financial measures presented in this proxy statement/prospectus (a) are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with Nutrisystem’s results of operations as determined in accordance with GAAP and (b) have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, the non-GAAP financial measures as used by Nutrisystem in this proxy statement/prospectus and the accompanying footnotes may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by Nutrisystem in its other filings with the SEC or by Nutrisystem’s competitors and other companies.

Due to the inherent limitations of non-GAAP financial measures, investors should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. All of the financial forecasts summarized in this section were prepared by Nutrisystem’s management. Neither KPMG LLP (Nutrisystem’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither KPMG LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The KPMG LLP reports incorporated by reference in this proxy statement/prospectus relate to the historical financial information of Nutrisystem. Those reports do not extend to the financial forecasts and should not be read to do so.

By including in this proxy statement/prospectus the financial forecasts below, neither Nutrisystem nor Tivity Health nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Nutrisystem compared to the information contained in the financial forecasts. Accordingly, the financial forecasts should not be construed as financial guidance, nor relied upon as such, and the financial forecasts may differ in important respects from the Nutrisystem Earnings Guidance, which are presented as a range. Further, the inclusion of the financial forecasts in this proxy statement/prospectus does not constitute an admission or representation by Nutrisystem that this information is material. The financial forecasts summarized in this section reflected the estimates and judgments available to Nutrisystem’s management at the time they were prepared and have not been updated to reflect any changes since such financial forecasts were prepared. Neither Nutrisystem, Tivity Health nor, after the closing of the Merger, the surviving corporation undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the financial forecasts is not included in this proxy statement/prospectus to induce any stockholder to vote in favor of the adoption of the Merger Agreement or any other proposals to be voted on at the special meeting, but instead to provide Nutrisystem stockholders access to certain non-public information that was made available to the Nutrisystem Board, Nutrisystem’s financial advisor and Tivity Health.

The following table sets forth a summary of certain financial forecasts prepared by Nutrisystem management:

	Fiscal Year Ending December 31, ($ in millions)
	2018E(3)	2019E	2020E	2021E	2022E
Revenue	$693	$763	$825	$882	$939
Adjusted EBITDA(1)	$106	$121	$131	$140	$150
Unlevered Free Cash Flow(2)	$63	$64	$72	$78	$85

(1)

Nutrisystem’s Adjusted EBITDA represents net income before deducting interest expense, taxes, depreciation and amortization, further adjusted to exclude non-cash employee compensation expense and certain one-time expenses. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2)

Nutrisystem’s Unlevered Free Cash Flow is calculated as Adjusted EBITDA less capital expenditures, less (or plus) any increase (or decrease) in working capital, less cash taxes and less non-cash employee compensation expense.

(3)

2018E includes Q4 Revenue estimate of $132, Q4 Adjusted EBITDA estimate of $30 and Q4 Unlevered Free Cash Flow estimate of $2, each of which were prepared by Nutrisystem’s management and furnished to the Nutrisystem Board, Evercore and Tivity Health, in connection with the Merger.

In connection with the Merger, Nutrisystem and Evercore requested that Tivity Health provide its standalone budget and certain forward looking financial forecasts for 2019 and beyond. In response to Nutrisystem’s request, Tivity Health management provided a high-level preliminary guidance range covering revenue, adjusted EBITDA and certain other metrics for 2018, and growth estimates and other data to enable an extrapolation of guidance for 2019 and for 2020 and beyond. However, such information was accompanied by a disclaimer that the financial information provided was prepared by Tivity Health management in response to Nutrisystem’s request, was not reviewed with the Tivity Health Board and was preliminary in nature. Tivity Health made no representation or warranty regarding the preliminary financial guidance (including the reasonableness of the assumptions underlying such guidance) and instructed Nutrisystem and Evercore not to rely on it. The I/B/E/S estimates were not materially different than the preliminary financial guidance provided by Tivity Health. As a result, Nutrisystem and Evercore did not rely on or otherwise use the preliminary financial guidance provided by Tivity Health.

Regulatory Approvals Required for the Merger

General

Tivity Health and Nutrisystem have agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to consummate the Merger as promptly as practicable. Tivity Health will be obligated to expeditiously comply with any requests or inquiries for additional information or documentation (including any second request) by any governmental entity and to enter into or agree to divestitures, hold separate agreements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with governmental entities, to obtain the approvals, consents, orders, exemptions or waivers from any governmental authority or other third party required to be obtained prior to the consummation of the Merger; provided, that such actions would not have a material adverse effect on the financial condition, business or operations of Tivity Health and its subsidiaries, taken as a whole, or on Nutrisystem and its subsidiaries, taken as a whole.

Each of Tivity Health’s, Nutrisystem’s and Merger Sub’s obligation to effect the Merger is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the absence of any law enacted, adopted or promulgated after December 9, 2018 in the United States or any order, write injunction, decree, judgment, award, settlement, or stipulation issued, promulgated, made, rendered or entered into by or with any federal or state court or other tribunal of competent jurisdiction prohibiting, rendering illegal or enjoining the consummation of the Merger. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 117 of this proxy statement/prospectus.

Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the request for additional information, unless the waiting period is terminated earlier.

Tivity Health and Nutrisystem each filed its respective required HSR Act notification and report with respect to the Merger on December 21, 2018 requesting early termination. The waiting period under the HSR Act expired on January 22, 2019 at 11:59 p.m. (U.S. Eastern Time).

At any time before or after the Merger is completed, either the DOJ or the FTC could take action under the antitrust laws in opposition to the Merger, including seeking to enjoin completion of the Merger, condition approval of the Merger upon the divestiture of assets of Tivity Health, Nutrisystem or their respective subsidiaries or impose restrictions on Tivity Health’s post-Merger operations. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest including, without limitation, seeking to enjoin completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Other Governmental Approvals

Neither Tivity Health nor Nutrisystem is aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Timing; Challenges by Governmental and Other Entities

There can be no assurance that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

In addition, there can be no assurance that any of the governmental or other entities described above, including the DOJ, the FTC, U.S. state attorneys general and private parties, will not challenge the Merger on antitrust or competition grounds and, if such a challenge is made, there can be no assurance as to its result.

Appraisal Rights

Record holders of Nutrisystem common stock who comply with the procedures summarized below will be entitled to appraisal rights if the Merger is completed. Under Section 262 of the DGCL (which is referred to in this proxy statement/prospectus as “Section 262”), holders of shares of Nutrisystem common stock with respect to which appraisal rights are properly demanded and perfected and not withdrawn or lost are entitled, in lieu of receiving the Merger Consideration, to have the “fair value” of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) at the Effective Time judicially determined and paid to them in cash by complying with the provisions of Section 262. Nutrisystem is required to send a notice to that effect to each stockholder not less than 20 days prior to the Nutrisystem special meeting. This proxy statement/prospectus constitutes that notice to you.

The following is a summary of Section 262, which sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section 262, a copy of the text of which is attached to this proxy statement/prospectus as Annex C. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Stockholders of record who desire to exercise their appraisal rights must do all of the following: (i) not vote in favor of the adoption of the Merger Agreement, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares to Nutrisystem before the vote on the adoption of the Merger Agreement at the Nutrisystem special meeting, (iii) continuously hold the shares of record from the date of making the demand through the Effective Time and (iv) otherwise comply with the requirements of Section 262.

Only a holder of record of Nutrisystem common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares. If shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by the or for the record owner. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose that, in exercising the demand, the agent is acting as agent for the record owner.

A record owner, such as a broker, who holds shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In that case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should consult with the record owner to determine the appropriate procedures for having the record holder make a demand for appraisal with respect to the beneficial owner’s shares. A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co., The Depository Trust Company’s nominee. Any beneficial holder of shares desiring appraisal rights with respect to such shares which are held through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by or for the record holder and must identify the identity depositary nominee by name.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Nutrisystem of the identity of the record holder (which might be a nominee as described above) and that such holder intends thereby to demand appraisal of the holder’s shares.

Stockholders of record who elect to demand appraisal of their shares must mail or deliver their written demand to: Nutrisystem, Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by Nutrisystem prior to the Nutrisystem special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of Nutrisystem common stock in favor of adoption of the Merger Agreement. An executed proxy that does not contain voting instructions will, unless revoked, be voted in favor of adoption of the Merger Agreement and will cause the stockholder’s right of appraisal to be lost. Therefore, a stockholder who desires to exercise appraisal rights should either (x) refrain from executing and submitting the enclosed proxy card or (y) vote by proxy against the adoption of the Merger Agreement or affirmatively register an abstention with respect thereto.

Within 120 days after the Effective Time, but not thereafter, either the surviving corporation in the Merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all stockholders who have properly demanded appraisal. There is no present intent on the part of the surviving corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

Within 120 days after Effective Time, any stockholder who has complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Nutrisystem common stock not voted in favor of the Merger and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation for the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation.

If a petition for an appraisal is timely filed, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the appraisal proceeding will be conducted, as to the shares of Nutrisystem common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. In addition, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Nutrisystem stockholders who assert appraisal rights unless (x) the total number of Nutrisystem common stock for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Nutrisystem common stock measured in accordance with subsection (g) of Section 262 of the DGCL or (y) the value of the Merger Consideration in respect of the Nutrisystem common stock for which appraisal rights have been pursued and perfected exceeds $1 million.

Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest to be paid, if any, upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest on an appraisal award from the date the Merger is completed through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the date the Merger is completed and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceeding, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

In determining “fair value,” the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc. the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court may consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.”

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the Merger Agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262. The surviving corporation and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Nutrisystem common stock is less than the applicable merger consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although, upon application of a dissenting stockholder of Nutrisystem, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal will cease and all stockholders will be entitled only to receive the Merger Consideration as provided for in the Merger Agreement. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the Merger Consideration, except (i) that any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation and (ii) that no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex C to this proxy statement/prospectus.

Failure to comply strictly with all the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. Consequently, if you wish to exercise your appraisal rights, you are strongly urged to consult a legal advisor before attempting to exercise your appraisal rights.

Material U.S. Federal Income Tax Consequences

The following are the material U.S. federal income tax consequences of the Merger to “U.S. holders” and “non-U.S. holders” (in each case, as defined below) of Nutrisystem common stock. This discussion applies only to holders that hold their Nutrisystem common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (which is referred to in this proxy statement/prospectus as the “Code”) (generally, property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, including Medicare contribution tax consequences and consequences under Section 451(b) of the Code, or to holders subject to special rules, such as:

•	Dealers or traders subject to a mark-to-market method of tax accounting with respect to Nutrisystem common stock;

•	Persons holding Nutrisystem common stock as part of a straddle, hedging transaction, conversion transaction, integrated transaction or constructive sale transaction;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	Partnerships or other entities classified as partnerships or pass through entities for U.S. federal income tax purposes;

•	Persons who acquired Nutrisystem common stock through the exercise of employee stock options or otherwise as compensation;

•	Certain financial institutions and insurance companies;

•	Regulated investment companies;

•	Real estate investment trusts;

•	Certain former citizens or residents of the United States;

•	Holders of Nutrisystem common stock who exercise dissenters’ rights;

•	Tax-exempt entities, including an “individual retirement account” or “Roth IRA;” or

•	Persons subject to the United States alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Nutrisystem common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Nutrisystem common stock and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Merger to them.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final and temporary Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. Federal estate tax considerations and tax considerations under state, local and foreign laws are not addressed.

U.S. Holders

For purposes of this proxy statement/prospectus, the term “U.S. holder” means a beneficial owner of Nutrisystem common stock that is:

•	A citizen or individual resident of the United States;

•

A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

A trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

The receipt of Tivity Health common stock and cash in exchange for Nutrisystem common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on the exchange of Nutrisystem common stock for Tivity Health common stock and cash in an amount equal to the difference, if any, between (i) the sum of the fair market value of the Tivity Health common stock (determined on the date of the exchange) and cash received (including cash received in lieu of fractional shares of Tivity Health common stock) and (ii) the U.S. holder’s adjusted tax basis in the Nutrisystem common stock surrendered in the exchange. Gain or loss, as well as the U.S. holder’s holding period, will be determined separately for each block of Nutrisystem common stock (i.e., shares acquired at the same cost in a single transaction) exchanged for Tivity Health common stock and cash pursuant to the Merger. Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. holder’s holding period in the Nutrisystem common stock is more than one year at the time of the completion of the Merger. Long-term capital gains of non-corporate U.S. holders are subject to U.S. federal income tax at preferential rates of taxation. The deductibility of capital losses is subject to certain limitations.

Non-U.S. Holders

A beneficial owner of Nutrisystem common stock that is not a U.S. holder or a partnership is referred to in this proxy statement/prospectus as a “non-U.S. holder”. The receipt of Tivity Health common stock and cash by a non-U.S. holder in exchange for shares of Nutrisystem common stock pursuant to the Merger generally will not be subject to U.S. federal income tax unless:

•

The gain, if any, on such shares is effectively connected with a trade or business of the non-U.S. holder in the United States (or, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment or fixed base in the United States);

•

The non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange of shares of Nutrisystem common stock pursuant to the Merger and certain other conditions are met; or

•

The non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the Nutrisystem common stock at any time during the five-year period preceding the Merger, and Nutrisystem is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the Merger or the period that the non-U.S. holder held Nutrisystem common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to regular U.S. federal income tax on any gain realized as if the non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. If such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (or a lower treaty rate). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a rate of 30% (or a lower treaty rate) on any gain realized, which may be offset by certain U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States. Nutrisystem believes that it has not been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the Merger.

Information Reporting and Backup Withholding

Payments made in exchange for shares of Nutrisystem common stock (including cash paid in lieu of fractional shares) pursuant to the Merger generally will be subject to information reporting unless the holder is an “exempt recipient” and may also be subject to backup withholding at a rate of 24%. To avoid backup withholding, U.S. holders that do not otherwise establish an exemption should complete and return Internal Revenue Service Form W-9, certifying that such U.S. holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding. A non-U.S. holder that provides the applicable withholding agent with the appropriate Internal Revenue Service Form W-8 will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the Internal Revenue Service.

You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular circumstances as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local or foreign tax laws.

Accounting Treatment

The Merger will be accounted for using the acquisition method of accounting with Tivity Health considered the acquirer of Nutrisystem. Tivity Health will record assets acquired, including identifiable intangible assets, and liabilities assumed from Nutrisystem at their respective fair values at the effective date of the Merger. Any excess of the purchase price (as described under Note 2 under “Tivity Health and Nutrisystem Unaudited Pro Forma Combined Financial Statements—Notes to the Unaudited Pro Forma Combined Financial Statements” contained in this proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Tivity Health following the Merger will include the results of operations of Nutrisystem after the closing of the Merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of Nutrisystem. The earnings of Tivity Health after the closing of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value of Nutrisystem’s assets and liabilities on Tivity Health’s depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present.

Listing of Tivity Health Common Stock and Delisting and Deregistration of Nutrisystem Common Stock

Application will be made to have the shares of Tivity Health common stock to be issued in the Merger approved for listing on Nasdaq, where Tivity Health’s common stock is currently traded. If the Merger is completed, Nutrisystem’s common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

Litigation Relating to the Merger

As of February 1, 2019, six putative class action complaints have been filed by purported Nutrisystem stockholders challenging the Merger in the United States District Court for the District of Delaware. The complaints are captioned Klein v. Nutrisystem, Inc. et al., Docket No. 1:19-cv-00056 (filed January 9, 2019), Shaev v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00063 (filed January 10, 2019), Vladimir Gusinsky Rev. Trust v. Nutrisystem, Inc., Docket No. 1:19-cv-00069 (filed January 10, 2019), Frechter v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00087 (filed January 16, 2019), Walton v. Nutrisystem, Inc. et al, Docket No. 1:19-cv-00112 (filed January 19, 2019), and Haines v. Nutrisystem, Inc., et al, Docket No. 1:19-cv-00137 (filed January 24, 2019). The complaints name as defendants each member of Nutrisystem’s board of directors and Nutrisystem itself and, in the case of the Klein and Gusinsky complaints, Tivity Health and Merger Sub. The complaints allege, among other things, that statements made in the registration statement filed by Tivity Health on January 7, 2019 were materially incomplete and misleading and violated Sections 14(a) and 20(a) of the Exchange Act. In addition, the complaints generally allege that the Merger undervalues Nutrisystem, that the process leading up to the execution of the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Tivity Health and improperly impede a potential alternative transaction. Among other remedies, the complaints seek equitable relief rescinding the Merger Agreement and enjoining the defendants from completing the Merger, as well as recovery of litigation costs and attorneys’ fees. The defendants intend to defend these actions vigorously.

Financing of the Merger

Consummation of the Merger is not conditioned upon Tivity Health’s ability to obtain financing. Tivity Health expects to use cash on hand and debt to fund the cash component of the Merger Consideration.

In connection with the execution of the Merger Agreement, on December 9, 2018, Tivity Health entered into the Debt Commitment Letter with the Commitment Parties. Under the Debt Commitment Letter, among other things, CSLF has committed to arrange, and CS has committed to provide, subject to terms and conditions of the Debt Commitment Letter, the Financing. The Financing will be secured by a first priority security interest and lien on substantially all of the assets of Tivity Health and its wholly owned domestic subsidiaries. The Commitment Parties’ commitments pursuant to the Debt Commitment Letter are subject to various conditions, including consummation of the Merger in accordance with the Merger Agreement; the negotiation and execution of definitive documentation consistent with the Debt Commitment Letter; delivery of certain audited, unaudited and pro forma financial statements; the absence of a material adverse effect on Nutrisystem after December 9, 2018; the accuracy of specified representations and warranties of Nutrisystem in the Merger Agreement and specified representations and warranties of Tivity Health to be set forth in the definitive loan documents; the repayment of all outstanding indebtedness and other obligations of Tivity Health and Nutrisystem under their existing credit facilities; and other customary closing conditions.

On December 21, 2018, December 26, 2018, December 27, 2018, December 31, 2018 and January 4, 2019, the Debt Commitment Letter was amended to add STRH, SunTrust, CGMI, Citizens, Fifth Third, Regions Bank, Regions Capital Markets and GS as Commitment Parties under the Debt Commitment Letter and to adjust correspondingly each Commitment Party’s commitment with respect to the Financing.

Tivity Health expects that, prior to or simultaneously with the consummation of the Merger, it will execute definitive documentation with respect to the term loan facility and the revolving credit facility on the terms set forth in the Debt Commitment Letter. The proceeds of the term loans are expected to be available to finance the Merger, to repay existing indebtedness of Tivity Health and Nutrisystem, to pay fees and expenses related to the Merger and the Financing, to fund any original issue discount in connection with the Financing and for general corporate purposes. Subject to certain limitations, the proceeds of the revolving credit facility are expected to be available to fund any original issue discount in connection with the Financing and for general corporate purposes.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Tivity Health, Nutrisystem or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Tivity Health, Nutrisystem and Merger Sub only for the purposes of the Merger Agreement and are qualified by and subject to certain limitations and exceptions agreed to by Tivity Health, Nutrisystem and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions herein should not be read alone or relied upon as characterizations of the actual state of facts or condition of Tivity Health, Nutrisystem or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus.

The Merger is a taxable transaction, and the receipt of shares of Tivity Health common stock and cash in exchange for Nutrisystem common stock in the Merger will generally be taxable to Nutrisystem stockholders. See “Proposal I: The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 92 of this proxy statement/prospectus.

Structure of the Merger

The Merger Agreement provides for a transaction in which Merger Sub will merge with and into Nutrisystem. Nutrisystem will be the surviving corporation in the Merger and will, following completion of the Merger, be a wholly owned subsidiary of Tivity Health. After completion of the Merger, the certificate of incorporation set forth as Exhibit A to the Merger Agreement and the bylaws of Merger Sub in effect as of completion of the Merger will be the certificate of incorporation and bylaws, respectively, of the surviving corporation, in each case until amended in accordance with applicable law. After completion of the Merger, the directors of Merger Sub and the officers of Nutrisystem will be the directors and officers, respectively, of the surviving corporation until their successors are duly elected or appointed and qualified in accordance with the surviving corporation’s certificate of incorporation, bylaws and applicable law.

Completion and Effectiveness of the Merger

The Merger will be completed and become effective at such time as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as agreed to by Nutrisystem and Tivity Health and specified in the certificate of Merger). Unless another date and time are agreed to by Tivity Health and Nutrisystem, completion of the Merger will occur on the third business day following satisfaction or, to the extent permitted by applicable law, waiver, of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions), except that Tivity Health and Merger Sub will not in any event be obligated to effect the completion of the Merger prior to January 30, 2019, as further described under “—Conditions to Completion of the Merger” beginning on page 117 of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, the Merger is expected to be completed in the first quarter of 2019. However, completion of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger, which are summarized below. There can be no assurances as to when, or if, the Merger will occur. If the Merger is not completed on or before the Outside Date, either Tivity Health or Nutrisystem may terminate the Merger Agreement. The right to terminate the Merger Agreement on the Outside Date will not be available to Tivity Health or Nutrisystem if that party’s breach of any provision of the Merger Agreement was the principal cause of the failure of the conditions to its obligations to be satisfied by the Outside Date or the failure of the Merger to be completed by that date. See “—Conditions to Completion of the Merger” and “—Termination of the Merger Agreement” beginning on pages 117 and 118, respectively, of this proxy statement/prospectus.

Merger Consideration

At completion of the Merger, each share of Nutrisystem common stock outstanding immediately prior to completion of the Merger, except for shares held by Nutrisystem as treasury stock, shares owned by Tivity Health or by any subsidiary of Tivity Health or Nutrisystem, which are referred to in this proxy statement/prospectus as “Excluded Shares”, and shares with respect to which appraisal rights have been properly exercised in accordance with the DGCL, will be converted into the right to receive $38.75 in cash, without interest, and 0.2141 of a share of Tivity Health common stock (with cash payable in lieu of any fractional shares as described under “—Fractional Shares” beginning on page 99 of this proxy statement/prospectus). Each Excluded Share will be cancelled and will cease to exist, with no consideration paid in exchange therefor.

If (v) the aggregate number of shares of Tivity Health common stock to be issued in connection with the Merger, plus (w) the aggregate number of shares of Tivity Health common stock subject to assumed restricted stock awards of Nutrisystem as of immediately following the Effective Time plus (x) the aggregate number of shares of Tivity Health common stock subject to assumed performance unit awards as of immediately following the Effective Time, plus (y) the number of shares of Tivity Health common stock that would be available for issuance immediately following the Effective Time in respect of the remaining shares reserved and available for issuance under Nutrisystem’s equity compensation plan assumed by Tivity Health, plus (z) any other shares required to be taken into account for purposes of Nasdaq’s listing rules would exceed 19.9% of the issued and outstanding shares of Tivity Health common stock immediately prior to the Effective Time, then (i) first, Nutrisystem must, at Tivity Health’s request at least two business days prior to the closing date, amend its equity compensation plan to reduce the number of shares remaining reserved and available for issuance thereunder by the minimum extent necessary to cause such total issuance (as so reduced) not to exceed such threshold (but in no event below an amount equal to the number of shares of Nutrisystem common stock subject to any issued and outstanding Nutrisystem equity awards immediately prior to the closing of the Merger), and (ii) then, if such reduction in Nutrisystem’s equity compensation plan is insufficient to cause such total issuance (as so reduced) not to exceed such threshold, (A) the Exchange Ratio with respect to the Stock Consideration will be reduced to the minimum extent necessary (rounded down to the nearest ten-thousandth) such that the total issuance of shares of Tivity Health common stock does not exceed such threshold and (B) the Cash Consideration for all purposes under the Merger Agreement will be increased on a per-share basis by the amount of such reduction in the Exchange Ratio multiplied by Tivity Health Closing Stock Price (rounded to the nearest ten-thousandth of a cent).

If, between December 9, 2018 and the Effective Time, any change in the outstanding shares of capital stock of Nutrisystem or Tivity Health occurs as a result of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, subdivision, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon is declared with a Record Date within said period, the Merger Consideration and any other similarly dependent items, as the case may be, will be equitably adjusted to provide the holders of shares of Nutrisystem common stock the same economic effect as contemplated by the Merger Agreement prior to such event.

Fractional Shares

No fractional shares of Tivity Health common stock will be issued and any holder of shares of Nutrisystem common stock entitled to receive a fractional share of Tivity Health common stock will instead be entitled to receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, which payment will be calculated by the exchange agent appointed by Tivity Health and will be an amount equal to the product of (i) the Tivity Health Closing Stock Price multiplied by (ii) the fraction of a share of Tivity Health common stock (after taking into account all shares of Nutrisystem common stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional shares of Tivity Health common stock.

Shares Subject to Properly Exercised Appraisal Rights

The shares of Nutrisystem common stock that are issued and outstanding immediately prior to the closing of the Merger and held by Nutrisystem stockholders who do not vote for adoption of the Merger Agreement and who otherwise properly exercise and perfect appraisal rights for their shares in accordance with the DGCL will not be converted into the right to receive the Merger Consideration to which they would otherwise be entitled pursuant to the Merger Agreement, but will instead be entitled to payment by the surviving corporation of such consideration as may be determined to be due with respect to such shares pursuant to and subject to the requirements of the DGCL. If any Nutrisystem stockholder fails to perfect or otherwise waives, withdraws or loses the right to appraisal under the DGCL with respect to such stockholder’s shares of Nutrisystem common stock, then the right of such holder to seek appraisal of such shares will cease and such shares will be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as described above.

Procedures for Surrendering Nutrisystem Stock Certificates

The conversion of Nutrisystem common stock into the right to receive the Merger Consideration will occur automatically at completion of the Merger. Prior to completion of the Merger, Tivity Health will appoint an exchange agent reasonably acceptable to Nutrisystem to handle the exchange of certificates or book-entry shares representing shares of Nutrisystem common stock for the Merger Consideration. Tivity Health will deposit or make available as needed the cash and shares of Tivity Health common stock comprising the Merger Consideration payable in respect of Nutrisystem common stock (except for Excluded Shares and shares with respect to which appraisal rights have been properly exercised in accordance with the DGCL). Promptly after completion of the Merger, Tivity Health will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of Nutrisystem common stock at completion of the Merger for use in the exchange and instructions explaining how to surrender Nutrisystem stock certificates or transfer uncertificated shares of Nutrisystem common stock to the exchange agent.

Nutrisystem stockholders who submit a properly completed letter of transmittal, together with their share certificates (in the case of certificated shares) or other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the Merger Consideration into which the shares of Nutrisystem common stock were converted in the Merger. The shares of Tivity Health common stock constituting part of such Merger Consideration will be delivered to Nutrisystem stockholders in book-entry form unless a physical certificate is requested by a Nutrisystem stockholder or otherwise required under applicable law. After completion of the Merger, each certificate that previously represented shares of Nutrisystem common stock and each uncertificated share of Nutrisystem common stock that previously was registered to a holder on Nutrisystem’s stock transfer books will only represent the right to receive the Merger Consideration into which those shares of Nutrisystem common stock have been converted.

Neither Tivity Health nor Nutrisystem will be responsible for transfer or other similar taxes and fees incurred by holders of Nutrisystem common stock in connection with the Merger. Those taxes and fees, if any, will be the sole responsibility of such holders. In addition, if there is a transfer of ownership of Nutrisystem common stock that is not registered in the records of Nutrisystem’s transfer agent, payment of the Merger Consideration as described above will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated shares are properly transferred, and the person requesting the exchange must pay to the exchange agent any transfer or other taxes to be paid or satisfy the exchange agent that any transfer or other taxes have been paid or that no payment of those taxes is necessary.

After completion of the Merger, Tivity Health will not pay dividends with a Record Date after completion of the Merger to any holder of any Nutrisystem stock certificates or uncertificated shares of Nutrisystem common stock until the holder surrenders or transfers the Nutrisystem stock certificates or uncertificated shares of Nutrisystem common stock. However, once those certificates or uncertificated shares of Nutrisystem common stock are surrendered or transferred, Tivity Health will pay to the holder, without interest, any dividends that have been declared after completion of the Merger on the shares of Tivity Health common stock into which those Nutrisystem common stock have been converted. However, Tivity Health has never declared or paid a cash dividend on its common stock, and does not expect to declare or pay any cash dividends in the foreseeable future.

Treatment of Nutrisystem Equity Awards

Stock Options. Each option to purchase shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time and is vested as of immediately prior to the Effective Time will be cancelled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share, if any, subject to such Nutrisystem stock option, an amount in cash equal to the Merger Consideration Value, except that each Nutrisystem stock option with an exercise price equal to or greater than the Merger Consideration Value will be cancelled for no consideration. For purposes of this proxy statement/prospectus, “Net Option Share” means, with respect to a Nutrisystem stock option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the Merger Consideration Value over the exercise price per share of Nutrisystem common stock subject to such Nutrisystem stock option immediately prior to the Effective Time by (B) the number of shares of Nutrisystem common stock subject to such Nutrisystem stock option immediately prior to the Effective Time by (ii) the Merger Consideration Value. For purposes of this proxy statement/prospectus, “Merger Consideration Value” means the sum of (1) the Cash Consideration and (2) the product of (x) the Exchange Ratio and (y) the Tivity Health Closing Stock Price.

Company Restricted Stock Awards. Each award of restricted shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Tivity Health and converted, as of the Effective Time, into an award of shares of restricted Tivity Health common stock subject to vesting, repurchase or other restrictions with the same terms and conditions as applied to each such Nutrisystem restricted stock award immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividends (if any) or other distribution equivalents), and relating to the number of shares of Tivity Health common stock equal the product of (x) the number of shares of Nutrisystem common stock that were subject to such Nutrisystem restricted stock award immediately prior to the Effective Time, multiplied by (y) the sum of (i) the Exchange Ratio, plus (ii) the quotient of (A) the Cash Consideration, divided by (B) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth, with the result rounded to the nearest whole number of shares of Tivity Health common stock.

Company Performance-Based Restricted Stock Units. Each award of performance-based restricted stock units with respect to shares of Nutrisystem common stock (A) designated as a “Special 2016 Performance-Based Restricted Stock Unit”, (B) granted with respect to the 2017-2018 performance period or (C) granted with respect to the 2018-2019 performance period, in each case, that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Tivity Health and converted, as of the Effective Time, into a time-vesting restricted stock unit award covering a number of shares of Tivity Health common stock equal to the product of (i) either (x) for each performance-based restricted stock unit granted with respect to the 2017-2018 performance period, the number of shares that may be earned under such award based on actual performance as of immediately prior to the Effective Time relative to the previously established performance metrics applicable thereto as determined by the Nutrisystem Board (or an authorized committee thereof) prior to the Effective Time, or (y) for each performance-based restricted stock unit designated as a “Special 2016 Performance-Based Restricted Stock Unit” or granted with respect to the 2018-2019 performance period, the maximum number of shares of Nutrisystem common stock that may be earned under such awards as of immediately prior to the Effective Time, assuming maximum performance levels were achieved, multiplied by (ii) the sum of (a) the Exchange Ratio, plus (b) the quotient of (1) the Cash Consideration, divided by (2) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth, with the result rounded to the nearest whole number of shares of Tivity Health common stock. Each assumed performance unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding underlying award, as the case may be, immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividends (if any) or other distribution equivalents, and other than with respect to performance metrics thereunder).

Listing of Tivity Health Stock

Tivity Health must file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Tivity Health common stock to be issued in the Merger and such other shares of Tivity Health common stock to be reserved for issuance in connection with the Merger, and must use its reasonable best efforts to cause the shares of Tivity Health common stock to be issued in the Merger and such other shares of Tivity Health common stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the effectiveness of the Merger. Approval for listing on the Nasdaq of the shares of Tivity Health common stock issuable to Nutrisystem stockholders in the Merger and such other shares of Tivity Health common stock to be reserved for issuance in connection with the Merger, subject only to official notice of issuance, is a condition to the obligations of Tivity Health and Nutrisystem to complete the Merger.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by both Tivity Health and Nutrisystem that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 102 of this proxy statement/prospectus for a definition of material adverse effect. The representations and warranties in the Merger Agreement relate to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	subsidiaries;

•	capitalization;

•	due authorization, execution and validity of the Merger Agreement;

•

absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations as a result of the execution, delivery or performance of the Merger Agreement and completion of the Merger;

•	governmental and third-party approvals necessary to complete the Merger;

•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

•	financial statements;

•	absence of any undisclosed material liabilities;

•

conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect, in each case since December 31, 2017;

•	material contracts;

•	insurance;

•	compliance with laws, court orders and permits;

•	litigation; and

•	fees payable to financial advisors in connection with the Merger.

In the Merger Agreement, Nutrisystem also made representations and warranties relating to, among other things, tax matters, employees and employee benefit plans, labor, intellectual property, properties, quality and safety of products, environmental matters, the inapplicability of antitakeover statutes and the receipt of a fairness opinion from its financial advisor.

In the Merger Agreement, Tivity Health also made representations and warranties relating to, among other things, matters with respect to the operations of Merger Sub, the Debt Commitment Letter regarding the terms and conditions for the Financing, the solvency of Tivity Health and Tivity Health’s ownership of Nutrisystem common stock.

The representations and warranties in the Merger Agreement do not survive completion of the Merger.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” on page 97 of this proxy statement/prospectus.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the Merger Agreement are qualified by “material adverse effect.”

For purposes of the Merger Agreement, “material adverse effect” means, with respect to Tivity Health or Nutrisystem, as the case may be, any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the applicable party, taken as a whole. However, none of the following changes or events will be deemed to constitute, or be taken into account when determining the occurrence of, a material adverse effect with respect to either Tivity Health or Nutrisystem:

•	any changes in general United States or global economic conditions;

•	any changes in conditions generally affecting any industry in which the applicable party or any of its subsidiaries operates;

•

any decline in the market price or trading volume of the applicable party’s common stock (but any facts or occurrences giving rise to or contributing to that decline that are not otherwise excluded from the definition of material adverse effect may be deemed to constitute, or be taken into account when determining the occurrence of, a material adverse effect);

•	any changes in tax, regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates;

•

any failure, in and of itself, by the applicable party to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period (but any facts or occurrences giving rise to or contributing to that decline that are not otherwise excluded from the definition of material adverse effect may be deemed to constitute, or be taken into account when determining the occurrence of, a material adverse effect);

•

(1) the execution and delivery of the Merger Agreement or the public announcement or pendency of the Merger Agreement, the Merger or the taking of any action required or contemplated by the Merger Agreement or the identity of, or any facts or circumstances relating to any other party to the Merger Agreement or that other party’s subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the applicable party or any of its subsidiaries with customers, suppliers, officers or employees, (2) any actions taken by the applicable party with the express written consent of the other party that are otherwise expressly prohibited by the Merger Agreement, or (3) any actions omitted to be taken by the applicable party that are expressly prohibited by the Merger Agreement, if the applicable party has requested the consent of the other party to take such action and the other party withholds its consent thereto;

•	any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any law;

•	any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof);

•

any cyberattacks, geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of December 9, 2018;

•	any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, acts of God or any change resulting from weather events, conditions or circumstances;

•	any of the matters set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the Merger Agreement; or

•	any litigation relating to the Merger;

except, in the case of the events, changes, developments or occurrences referred to in the first, second, fourth, seventh, eighth, ninth and tenth bullet points in the immediately preceding list, to the extent that those events, changes, developments or occurrences have a materially disproportionate adverse effect on that party and its subsidiaries, taken as a whole, relative to the adverse effect those changes, developments or occurrences have on other companies operating in the applicable party’s industry.

In addition, (i) with respect to Nutrisystem, when determining whether a material adverse effect has occurred, the termination of employment of or by any of Nutrisystem’s executive officers or other employees after the public announcement of the Merger Agreement will not be taken into account; and (ii) with respect to Tivity Health, when determining whether a material adverse effect has occurred, whether an event, change, circumstance or effect, that, individually or in the aggregate with any other event, change, circumstance or effect materially impairs, or would reasonably be expected to materially impair, the ability of the applicable party to perform their respective obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement will be taken into account.

Conduct of Parties’ Businesses Pending the Merger

From December 9, 2018 until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, except (i) as prohibited or required by applicable law or by any governmental entity, (ii) as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the Merger Agreement, or (iii) as otherwise required or permitted by the Merger Agreement, unless the other party otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Nutrisystem, Tivity Health and their respective subsidiaries are required to use their reasonable best efforts to (a) conduct their business in the ordinary course of business consistent with past practice, (b) maintain and preserve intact the present their business, (c) maintain in effect all of their permits; and (d) keep available the services of their directors, officers and senior management.

Without limiting the generality of the foregoing, from December 9, 2018 until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, except (i) as prohibited or required by applicable law or by any governmental entity, (ii) as set forth in Nutrisystem’s confidential disclosure schedules delivered to Tivity Health concurrently with execution of the Merger Agreement, or (iii) as otherwise required or permitted by the Merger Agreement, unless Tivity Health otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions and qualifications described in the Merger Agreement, Nutrisystem and its subsidiaries may not:

•	amend or propose to amend its organizational documents or the terms of any of its securities;

•	merge or consolidate with any other entity or adopt any plan to restructure, reorganize or completely or partially liquidate;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (i) constituting a business or (ii) otherwise outside of the ordinary course of business consistent with past practice with a value or purchase price in excess of $250,000, other than, with respect to clause (ii), acquisitions pursuant to contracts in effect as of December 9, 2018 that were previously disclosed to Tivity Health or entered into after December 9, 2018 in compliance with the Merger Agreement;

•

issue, sell, grant, pledge, dispose of, transfer or otherwise encumber, or authorize the issuance, sale, grant, pledge, disposition, transfer or encumbrance of, any shares of its capital stock, or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), except for the issuance of (i) shares of Nutrisystem common stock upon the settlement of any Nutrisystem equity awards, in each case that are outstanding on December 9, 2018 or issued after December 9, 2018 in compliance with the Merger Agreement or (ii) any securities of a direct or indirect wholly owned subsidiary of Nutrisystem to Nutrisystem or any other wholly owned subsidiary of Nutrisystem;

•

make any material loans, advances or capital contributions to or investments in any person, other than (i) loans or advances in the ordinary course of business consistent with past practice or (ii) capital contributions to or investments in any of Nutrisystem’s direct or indirect wholly owned subsidiaries;

•

declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect wholly owned subsidiary of Nutrisystem to Nutrisystem or to any other direct or indirect wholly owned subsidiary of Nutrisystem that are made in compliance with Nutrisystem’s credit agreement and the other contractual obligations of Nutrisystem and its subsidiaries;

•

split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a direct or indirect wholly owned subsidiary of Nutrisystem which remains a direct or indirect wholly owned subsidiary of Nutrisystem after consummation of such transaction);

•

purchase, repurchase, redeem, exchange or otherwise acquire any shares of the capital stock of Nutrisystem or any of its subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests (other than (i) pursuant to the cashless exercise of Nutrisystem stock options or the forfeiture of, or withholding of taxes with respect to, Nutrisystem equity awards in connection with any taxable event related to such awards, in each case in accordance with the terms of Nutrisystem’s equity compensation plan assumed by Tivity Health and award agreement as in effect on December 9, 2018 (or as modified or entered into after December 9, 2018 in accordance with the terms of the Merger Agreement) or (ii) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any direct or indirect wholly owned subsidiary of Nutrisystem by Nutrisystem or any other wholly owned subsidiary of Nutrisystem);

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create, incur, guarantee or assume any material indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Nutrisystem or any of its subsidiaries, except for (i) transactions among Nutrisystem and its direct or indirect wholly owned subsidiaries or among Nutrisystem’s direct or indirect wholly owned subsidiaries, (ii) borrowings under the Nutrisystem’s credit agreement that are incurred in the ordinary course of business consistent with past practice, or (iii) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness and in amounts not materially in excess of such existing indebtedness, provided that such amounts are prepayable at any time without penalty or premium;

•	make or authorize any capital expenditures or series of capital expenditures except for capital expenditures not in excess of $3,500,000 in any fiscal quarter;

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(i) enter into certain categories of contracts or, with respect to any other category of contracts, enter into such contracts outside of the ordinary course of business consistent with past practice, or (ii) except in the ordinary course of business consistent with past practice (A) amend or terminate any material contract of Nutrisystem or (B) cancel, modify or waive certain material debts, rights or claims thereunder;

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transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, or grant or permit any lien (other than certain permitted liens) on, any of its material properties, licenses, operations, assets, product lines or businesses, including any equity interests of any of Nutrisystem’s subsidiaries, except (other than with respect to equity interests of any subsidiary of Nutrisystem) (i) pursuant to contracts in effect prior to December 9, 2018 or entered into after December 9, 2018 in compliance with the Merger Agreement, (ii) sales, leases or licenses of inventory, equipment and other assets in the ordinary course of business consistent with past practice, (iii) inventory, equipment and other assets in the ordinary course of business consistent with past practice, (iv) sales, leases, licenses or other dispositions to Nutrisystem or any of its subsidiaries, or (v) the abandonment, lapse, expiration or other disposition of intellectual property in the ordinary course of business consistent with past practice or for the purpose of disposing of obsolete or worthless assets (as determined in Nutrisystem’s reasonable business judgment);

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except as required by contracts any benefit plan of Nutrisystem in effect prior to December 9, 2018, (i) increase the compensation or other benefits payable or provided to Nutrisystem’s or its subsidiaries’ officers, directors, individual independent contractors or employees (except for increases in base salary or wages made in the ordinary course of business consistent with past practices during Nutrisystem’s annual review process for employees who are not officers); (ii) enter into any employment, change of control, severance or retention agreement with any employee, director or officer of Nutrisystem, other than (x) agreements providing for severance or termination pay in the ordinary course of business consistent with past practice for terminated employees other than executive officers or any employee with a target annual compensation opportunity in excess of $150,000, in each case, in return for a general release of claims against Nutrisystem, and (y) other than offer letters (and related compensation arrangements set forth in such offer letters) entered into in the ordinary course of business consistent with past practice with any newly hired employees or individual independent contractors of Nutrisystem or any of its subsidiaries who are not executive officers or that do not provide such individual with a target annual compensation opportunity in excess of $150,000; (iii) establish, adopt, enter into or amend any Nutrisystem benefit plan; (iv) change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Nutrisystem benefit plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by applicable law; (v) forgive any loans to directors or executive officers of Nutrisystem or any of its subsidiaries; or (vi) hire or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $150,000;

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waive, release, settle or compromise any claim for an amount materially in excess of the amount of the corresponding reserve established on the consolidated balance sheet of Nutrisystem, except (i) for any settlements or compromises involving total aggregate payments not in excess of $150,000 individually or $500,000 in the aggregate (net of amounts covered by insurance or indemnification agreements with third parties), so long as such settlements or compromises do not materially restrict the operations of the business of Nutrisystem and its subsidiaries, taken as a whole, or (ii) waivers of rights with respect to suppliers or customers in the ordinary course of business consistent with past practice, or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any claim or audit that would materially restrict the operations of the business of the Nutrisystem or its subsidiaries after the closing of the Merger, except as would not be material to the Nutrisystem and its subsidiaries, taken as a whole;

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alter or amend any existing material accounting methods, principles or practices, except as may be required by changes in GAAP or Regulation S-X of the Exchange Act, and agreed to by Nutrisystem’s independent public accountants;

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(i) make, change or rescind any material tax election, (ii) adopt or change any material tax accounting method in respect of a material amount of taxes, (iii) adopt or change any tax accounting period that would materially and adversely affect a tax liability, (iv) amend any material tax return, (v) settle, compromise, concede or abandon any tax liability, claim or assessment or enter into any closing agreement with respect to a material amount of taxes, (vi) surrender any right to claim a refund of material taxes, (vii) waive or extend any statute of limitations with respect to a material amount of taxes, or (viii) seek or obtain any ruling from a taxing authority with respect to taxes;

•	effectuate a plant closing or mass layoff; or

•	enter into any contract, or otherwise obligate itself in a legally binding manner, to take any of the foregoing actions.

Without limiting the generality of the first paragraph of this section (under “—Conduct of Parties’ Businesses Pending the Merger”), from December 9, 2018 until the earlier of the Effective Time and the date, if any, on which the Merger Agreement is terminated, except (i) as prohibited or required by applicable law or any governmental entity; (ii) as set forth in Tivity Health’s confidential disclosure schedules delivered to Nutrisystem concurrently with execution of the Merger Agreement, or (iii) as otherwise required or permitted by the Merger Agreement, unless Nutrisystem otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) and subject to certain exceptions and qualifications described in the Merger Agreement, Tivity Health may not:

•	amend or propose to amend its organizational documents or the terms of any of its securities;

•	merge or consolidate with any other entity or adopt any plan to restructure, reorganize or completely or partially liquidate;

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split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a direct or indirect wholly owned subsidiary of Tivity Health which remains a direct or indirect wholly owned subsidiary of Tivity Health after consummation of such transaction);

•	declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock;

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alter or amend any existing material accounting methods, principles or practices, except as may be required by changes in GAAP or Regulation S-X of the Exchange Act, and agreed to by Tivity Health’s independent public accountants;

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acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any governmental entity entering an order prohibiting the consummation of the Merger, or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

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issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of its capital stock, or other securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (i) any shares of Tivity Health common stock upon the settlement of any grants made under any Tivity Health equity compensation plan; (ii) any securities of a subsidiary of Tivity Health to Tivity Health or any other subsidiary of Tivity Health; or (iii) any grants under any Tivity Health equity compensation plan; or

•	enter into any contract, or otherwise obligate itself in a legally binding manner, to take any of the foregoing actions.

Additionally, Nutrisystem agreed to use its reasonable best efforts to provide to Tivity Health, to the extent reasonably practicable, a reasonable opportunity to review in advance and comment upon any material written communications to be disseminated generally to the employees or individual independent contractors of Nutrisystem or its subsidiaries pertaining to compensation, benefit or other similar matters related to the transactions contemplated by the Merger Agreement, and to consider in good faith all comments reasonably provided by Tivity Health in response thereto before such dissemination.

Obligations with Respect to the Nutrisystem Special Meeting

As soon as reasonably practicable following the date this registration statement is declared effective by the SEC and the SEC advises that it has no further comments on this proxy statement/prospectus or that Nutrisystem may commence mailing this proxy statement/prospectus (and in no event later than 45 days after the commencement of the mailing of this proxy statement/prospectus to the stockholders of Nutrisystem), Nutrisystem will, in accordance with applicable law, the rules and regulations of Nasdaq and its certificate of incorporation and bylaws, establish a Record Date (with prior consultation with Tivity Health) for, call, give notice of, convene and hold a meeting of the stockholders of Nutrisystem for the purpose of seeking the Requisite Stockholder Vote. However, in certain circumstances set forth in the Merger Agreement, but subject to the limitations set forth therein, Nutrisystem may (a) extend the date of the Nutrisystem special meeting to the extent Nutrisystem determines in good faith that such delay is reasonably necessary in order to conduct business at the Nutrisystem special meeting or to obtain proxies representing a sufficient number of shares of Nutrisystem common stock to obtain the Requisite Stockholder Vote, (b) delay the stockholders meeting to the extent (and only to the extent) Nutrisystem determines in good faith that such delay is required by applicable law, (c) delay the Nutrisystem special meeting to ensure that any supplement or amendment to this proxy statement/prospectus required under applicable law is timely provided to the Nutrisystem stockholders within a reasonable amount of time in advance of the Nutrisystem special meeting and/or (d) delay the Nutrisystem special meeting to the extent that Tivity Health provides its prior written consent (not to be unreasonably withheld, conditioned or delayed).

Unless Nutrisystem has effected a Change of Board Recommendation (as defined below), Nutrisystem has agreed to use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement in accordance with Delaware law and to use its reasonable best efforts to secure the Requisite Stockholder Vote at the Nutrisystem special meeting. Nutrisystem has agreed to keep Tivity Health reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of this proxy statement/prospectus, including by allowing Tivity Health to participate in meetings and discussions with Nutrisystem and its proxy solicitor and by directing such proxy solicitor to provide regular reports to Tivity Health.

Even in circumstances where Nutrisystem has effected a Change of Board Recommendation, Nutrisystem is nonetheless required to submit the Merger Agreement to Nutrisystem’s stockholders at the Nutrisystem special meeting, unless the Merger Agreement has been terminated in accordance with its terms. Once Nutrisystem has established a Record Date for the Nutrisystem special meeting, Nutrisystem will not change such Record Date or establish a different Record Date without the prior written consent of Tivity Health, which may not be unreasonably withheld, conditioned or delayed. Without the prior written consent of Tivity Health, which may not be unreasonably withheld, conditioned or delayed, the adoption of the Merger Agreement will be the only matter (other than related procedural matters, including those described in “Special Meeting of Stockholders of Nutrisystem” beginning on page 59 of this proxy statement/prospectus) that Nutrisystem will propose to be acted on by Nutrisystem’s stockholders at the Nutrisystem special meeting.

No Solicitation of Alternative Proposals; Changes in Board Recommendation

Pursuant to the Merger Agreement, Nutrisystem agreed, effective immediately upon the signing of the Merger Agreement, to cease and cause to be terminated all discussions or negotiations existing as of December 9, 2018 with any other parties that may have been ongoing with respect to an Acquisition Proposal.

For purposes of the Merger Agreement and as used in this proxy statement/prospectus, the term “Acquisition Proposal” means any proposal or offer from any person (other than Tivity Health or any of its subsidiaries or affiliates or any of their respective representatives) relating to, or that would reasonably be expected to lead to, (1) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any subsidiary of Nutrisystem) or businesses that constitute 20% or more of the assets of Nutrisystem and its subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Nutrisystem, (2) any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning (as defined under Section 13(d) of the Exchange Act) securities of Nutrisystem representing 20% or more of the aggregate voting power of all securities of Nutrisystem, or (3) any transaction, including any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving Nutrisystem or any of its subsidiaries, in each case, pursuant to which any person (other than Nutrisystem or any of its subsidiaries) would own securities of Nutrisystem or of any resulting direct or indirect parent company of Nutrisystem representing 20% or more of the aggregate voting power of all securities of Nutrisystem or of any resulting direct or indirect parent company of Nutrisystem.

From December 9, 2018 until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions described below, Nutrisystem has agreed that it and its subsidiaries will not, and will instruct each of its representatives not to, directly or indirectly:

•

whether publicly or otherwise, initiate or solicit the submission of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•

furnish to any third party any non-public information relating to Nutrisystem or any of its subsidiaries, or afford to any third party access to the business, books, records or other non-public information, or to any personnel, of Nutrisystem or any of its subsidiaries, in any such case with the intent to encourage or induce the making, submission or announcement of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

•

enter into, conduct, participate, maintain or engage in any discussions or negotiations with any third party with respect to any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (other than solely to (x) inform any third party of the existence of the provisions of Merger Agreement prohibiting solicitation of Acquisition Proposals or (y) seek clarification regarding the terms or conditions of any offer, inquiry, proposal or indication of interest);

•	withdraw (or qualify, amend or modify in any manner adverse to Tivity Health or Merger Sub) its recommendation that the stockholders of Nutrisystem adopt the Merger Agreement;

•	effect a “Change of Board Recommendation”, which is defined to mean:

•	any failure to include its recommendation that the stockholders of Nutrisystem adopt the Merger Agreement in this proxy statement/prospectus;

•

if a tender offer or exchange offer that constitutes any Acquisition Proposal is commenced, any failure to publicly recommend against acceptance of such tender offer or exchange offer by Nutrisystem’s stockholders by the close of business on the 10th business day after the commencement of such offer;

•

any failure to publicly reaffirm its recommendation that the stockholders of Nutrisystem adopt the Merger Agreement within 10 business days following Tivity Health’s reasonable written request for the same; or

•

entry into any letter of intent, memorandum of understanding, agreement in principle or other similar document, or any contract providing for any Acquisition Proposal or requiring Nutrisystem to abandon, terminate or fail to consummate, the Merger.

Receipt of Acquisition Proposals

Notwithstanding the provisions of the Merger Agreement described above, if, prior to obtaining the Requisite Stockholder Vote, (i) Nutrisystem receives a bona fide written Acquisition Proposal that was not solicited in violation of the non-solicitation provisions of the Merger Agreement, (ii) the Nutrisystem Board determines in good faith, after consultation with the financial advisor and outside legal counsel of Nutrisystem, that it constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below), and (iii) the Nutrisystem Board determines in good faith, after consultation with the financial advisor and outside legal counsel of Nutrisystem that the failure to take the actions contemplated by this sentence would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, Nutrisystem and its representatives may, in response to such acquisition proposal:

•

furnish information with respect to the Nutrisystem and its subsidiaries, and afford access to the business, books, records or other non-public information, or to any personnel, of Nutrisystem or any of its subsidiaries, to the third party making such offer, inquiry, proposal or indication of interest, its representatives and potential sources of financing, and

•

enter into, conduct, participate, maintain or engage in discussions or negotiations with the third party making such offer, inquiry, proposal or indication of interest, its representatives and potential sources of financing regarding such offer, inquiry, proposal or indication of interest, in each case, only if (1) Nutrisystem gives Tivity Health a written notice that states that Nutrisystem has received such offer, inquiry, proposal or indication of interest and includes certain other information with respect thereto as required by the Merger Agreement, and thereafter continues to comply with the related requirements of the Merger Agreement, (2) prior to furnishing any non-public information to such person, Nutrisystem enters into a confidentiality agreement with such person on terms not materially less favorable to Nutrisystem than the terms set forth in the confidentiality agreement between Nutrisystem and Tivity Health (except that the confidentiality agreement need not contain a “standstill” or similar provision) and (3) prior to or substantially contemporaneously with or within 24 hours following the provision of any non-public information concerning Nutrisystem or its subsidiaries to any such person, Nutrisystem provides such information to Tivity Health (if such information has not previously been furnished to Tivity Health or its representatives).

For the purposes of the Merger Agreement and as used in this proxy statement/prospectus, the term “Superior Proposal” means any bona fide written Acquisition Proposal, not solicited in violation of the Merger Agreement, which the Nutrisystem Board determines in good faith, after consultation with its financial advisor and outside legal counsel, is more favorable to the stockholders of Nutrisystem from a financial point of view than the Merger, taking into consideration likelihood of consummation and such other factors determined by the Nutrisystem Board in good faith to be relevant, except that each reference to “20%” set forth in the definition of Acquisition Proposal will be replaced with a reference to “50%”.

In addition to its other non-solicitation obligations, Nutrisystem has agreed to promptly (and in any event no later than 24 hours) following the receipt by Nutrisystem, any of its subsidiaries or any of their representatives of (i) any Acquisition Proposal, or (ii) any request for information or to engage in negotiations or discussion that would reasonably be expected to lead to an Acquisition Proposal, provide Tivity Health notice of:

(A) the receipt of such Acquisition Proposal, request or inquiry;

(B) the identity of the third party making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry; and

(C) a copy of all material written proposed agreements provided by such third party in connection with such Acquisition Proposal, request or inquiry.

Nutrisystem has agreed to keep Tivity Health reasonably informed, on a prompt basis, of the status of, and the material terms and conditions of, such Acquisition Proposal, indication or request (including any changes thereto) and to promptly (but in no event later than 24 hours after receipt) provide to Tivity Health copies of all material materials sent to or provided to Nutrisystem or any of its subsidiaries by or on behalf of such third party making such Acquisition Proposal that describe any material terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters), in each case to the extent not previously provided.

Notwithstanding anything in the Merger Agreement to the contrary, but subject to compliance with match rights described below, at any time prior to the receipt of the Requisite Stockholder Vote, the Nutrisystem Board

may effect a Change of Board Recommendation (and, in the case of a Superior Proposal, may terminate the Merger Agreement in order to enter into a definitive agreement providing for a Superior Proposal) in response to either (x) any material change, development or occurrence that was not known or reasonably foreseeable to the Nutrisystem Board as of December 9, 2018 (or, if known or reasonably foreseeable to the Nutrisystem Board at such time, the consequences of such change, development or occurrence were not then known or reasonably foreseeable) and does not relate to or involve an Acquisition Proposal, which is referred to in this proxy statement/prospectus as an “Intervening Event”, or (y) a Superior Proposal. Prior to effecting a Change of Board Recommendation or terminating the Merger Agreement in order to enter into a definitive agreement providing for a Superior Proposal, (i) Nutrisystem must have provided Tivity Health at least four business days’ prior written notice of its intent to take such action which notice must state expressly that (A) Nutrisystem has received a Superior Proposal or an Intervening Event has occurred, (B) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and the identity of the third party marking such Superior Proposal, or in the case of an Intervening Event, the material facts and circumstances related to such Intervening Event, and (C) that it intends to effect a Change of Board Recommendation or terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, (ii) if requested by Tivity Health, during such four business day period, Nutrisystem and its representatives have discussed and negotiated in good faith with Tivity Health regarding any written proposal by Tivity Health to amend the terms of the Merger Agreement, and (iii) after such period, the Nutrisystem Board determines in good faith, after consultation with outside legal counsel and taking into account any binding proposal by Tivity Health to amend the terms of the Merger Agreement, that the failure by the Nutrisystem Board to take the proposed action would still be reasonably likely to be inconsistent with its fiduciary duties under applicable law. Any material amendment to the material terms of such Superior Proposal requires a new written notification from Nutrisystem and commences a new notice period under the preceding sentence, except that such new notice period will be for two business days rather than four business days.

Consents, Approvals and Filings

Tivity Health and Nutrisystem have agreed to use their reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, as promptly as practicable, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable, including to use reasonable best efforts to (i) prepare and file all filings required to be made under the HSR Act or any other antitrust laws, (ii) obtain all consents, orders, actions or nonactions, required under the HSR Act or any other applicable law, and (iii) obtain all necessary consents and make all filings from non-governmental entity third parties; provided that, in each case, in no event will Nutrisystem or its subsidiaries be obligated to pay or to commit to pay to any person whose consent or waiver is being sought any cash or other consideration, or make any accommodation or commitment or incur any liability or other obligation to such person in connection with such consent or waiver. The parties have agreed that Tivity Health’s and Merger Sub’s obligation to use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable includes the obligation for Tivity Health and Merger Sub to expeditiously comply with any requests or inquiries for additional information or documentation (including any second request) by any governmental entity and to enter into or agree to divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with governmental entities, to obtain the approvals, consents, orders, registrations, permits, authorizations and other confirmations described herein so long as such actions would not have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Tivity Health and its subsidiaries, taken as a whole, or Nutrisystem and its subsidiaries, taken as a whole.

Tivity Health and Nutrisystem have also agreed to use their reasonable best efforts to (1) cooperate and coordinate in the taking of actions in connection with the consents, approvals, filings, orders, actions or nonactions required or necessary to consummate the Merger, (2) provide such assistance as the other party may reasonably request in connection with such consents, approvals, filings, orders, actions or nonactions required or necessary to consummate the Merger, including supplying one another with any information that the other party may reasonably request in connection with such actions, and (3) keep the other party reasonably and timely informed of any developments, meetings or discussions with any governmental entity under any antitrust laws, and any inquiries or requests for additional information from any governmental entity under any antitrust laws. Both Tivity Health and Nutrisystem have agreed that if either party receives a request for additional information or documentary material from any governmental entity under any antitrust laws with respect to the Merger or the other transactions contemplated in the Merger Agreement, then such party will use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In addition, to the extent practicable, neither of the parties will agree to participate in any substantive meeting or conference with any governmental entity, or any member of the staff of any governmental entity, with respect of any filing, proceeding, investigation, litigation, or other inquiry under any antitrust laws unless it consults with the other party in advance and, where permitted by such governmental entity, allows the other party to participate. To the extent reasonably practicable, legal counsel for Tivity Health and Nutrisystem will have the right to review in advance, and will consult with the other party on and consider in good faith the views of the other party in connection with, all of the information relating to Tivity Health and Nutrisystem, as the case may be, and any of their respective subsidiaries and representatives, that appears in any filing made with, or written materials submitted to, any third party or governmental entity in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement. Tivity Health and Nutrisystem also agree not to voluntarily extend any waiting period associated with any consent of any governmental entity or enter into any agreement with any governmental entity not to consummate the Merger and the other transactions contemplated by the Merger Agreement, except with the prior written consent of the other parties to the Merger Agreement.

Tivity Health has agreed not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take any other action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, action or nonaction, waiver, clearance or exemption of any governmental entity necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any governmental entity seeking entry of an order preventing, restraining, impeding, delaying, enjoining or otherwise prohibiting the consummation of the Merger and the other transactions contemplated by the Merger Agreement; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Financing and Financing Cooperation

Tivity Health Obligations to Obtain Financing

Each of Tivity Health and Merger Sub has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to complete and obtain the Financing on the terms and conditions described in the Debt Commitment Letter, including: (i) to maintain in effect the Debt Commitment Letter, (ii) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or on other terms and conditions agreed by Tivity Health, Nutrisystem and the financing sources by the closing, (iii) to satisfy or cause to be satisfied on a timely basis all conditions to obtaining the Financing within Tivity Health’s control and (iv) to comply with all of its obligations pursuant to the Debt Commitment Letter and the definitive agreements related thereto, in the case of this clause (iv), to the extent the failure to comply with such obligations would reasonably be expected to (x) adversely affect or materially delay the ability of Tivity Health or Merger Sub to consummate timely the Merger and the other the transactions contemplated by the Merger Agreement or (y) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur. In the event that all conditions to funding the commitments contained in the Debt Commitment Letter have been satisfied, each of Tivity Health and Merger Sub must use its reasonable best efforts to cause the financing sources to fund the Financing required to consummate the transactions contemplated by the Merger Agreement and to pay related fees and expenses on the closing date. See “Proposal I: The Merger—Financing of the Merger” beginning on page 95 of this proxy statement/prospectus.

Tivity Health has agreed to give Nutrisystem prompt notice of, among other things, (i) any material breach or default by any party to the Debt Commitment Letter or the definitive agreements related thereto of which Tivity Health has become aware, or of any termination of the Debt Commitment Letter or such definitive agreements and (ii) the receipt of any written notice or other written communication, in each case received from any financing source with respect to any (1) material breach of Tivity Health’s or Merger Sub’s obligations under the Debt Commitment Letter or the definitive agreements related thereto, or default, termination or repudiation by any party to the Debt Commitment Letter or the definitive agreements related thereto or (2) material dispute between or among any parties to the Debt Commitment Letter or the definitive agreements related thereto or any provisions of the Debt Commitment Letter, in each case, to the extent any of the foregoing would reasonably be expected to (x) adversely affect or materially delay the ability of Tivity Health or Merger Sub to consummate timely the Merger and the other transactions contemplated by the Merger Agreement or (y) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur.

If any portion of the Financing contemplated by the Debt Commitment Letter becomes unavailable, Tivity Health and Merger Sub must (i) use their reasonable best efforts to obtain alternative debt financing from alternative debt sources as promptly as practicable in an amount sufficient to complete the transactions contemplated by the Merger Agreement and (ii) promptly notify Nutrisystem of such unavailability and the reason for such unavailability.

Tivity Health and Merger Sub may not, without Nutrisystem’s prior written consent (not to be unreasonably withheld, conditioned or delayed), permit any amendment or modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any of the definitive financing agreements unless the terms of such Debt Commitment Letter or definitive financing agreements, in each case as so amended, modified or waived, are substantially similar to those in such Debt Commitment Letter or definitive financing agreement prior to giving effect to such amendment, modification or waiver (other than economic terms, which must be as good as or better for Tivity Health and Merger Sub as those in the Debt Commitment Letter or definitive financing agreement relating thereto prior to giving effect to such amendment, modification or waiver). However, in the case of amendments or modifications of the Debt Commitment Letter or any of the definitive financing agreements, the foregoing will only apply if such amendment or modification (i) could reasonably be expected to (A) adversely affect the ability or likelihood of Tivity Health or Merger Sub timely completing the transactions contemplated by the Merger Agreement or (B) make the timely funding of the debt financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, (ii) reduces the amount of the Financing or (iii) adversely affects the ability of Tivity Health or Merger Sub to enforce their rights against other parties to the Debt Commitment Letter or any of the definitive financing agreements.

Cooperation of Nutrisystem

Nutrisystem has agreed to, and to cause its subsidiaries to use, its reasonable best efforts to provide such cooperation as may be reasonably requested by Tivity Health in connection with the arrangement of any financing to be completed in connection with the Merger, so long as such requested cooperation does not unreasonably interfere with the ongoing operations of Nutrisystem and its subsidiaries, including, among other things, to:

•

as promptly as reasonably practicable, provide information (financial or otherwise) relating to Nutrisystem and its subsidiaries to the persons providing the Financing to the extent reasonably requested by Tivity Health to assist in preparation of customary offering or informational documents to be used for completion of the Financing;

•	cooperate and assist with the due diligence, rating agency processes and marketing efforts of Tivity Health, its representatives and the financing sources;

•

reasonably assist in the preparation of customary offering memoranda, rating agency presentations, lender presentations, financial statements, private placement memoranda, prospectuses and other similar documents, including by furnishing certain financial statements of Nutrisystem;

•

make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, documents and information relating to Nutrisystem and its subsidiaries, in each case, as may be reasonably requested by Tivity Health or the financing sources, or as may be requested by the SEC, in connection with the completion of the Financing;

•

provide to Tivity Health and the financing sources promptly all documentation and other information about Nutrisystem and its affiliates required by the financing sources or regulatory authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under the Debt Commitment Letter;

•	obtain any necessary consents from auditors in connection with any filings with the SEC;

•

obtain customary legal opinions, financing accountants’ comfort letters and consents of accountants for use of their reports in any materials relating to the Financing and in connection with any filings required to be made by Tivity Health pursuant to the Securities Act or the Exchange Act;

•	subject to customary confidentiality provisions, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors;

•

obtain customary payoff letters and instruments of discharge to be delivered at completion of the Merger to allow for the payoff, discharge and termination in full on such date of Nutrisystem’s existing credit facility;

•	reasonably assist with the pledging of collateral and the preparation of the definitive documentation for the Financing or the alternative financing; and

•	consent to the use of the trademarks, service marks and logos of Nutrisystem or any of its subsidiaries in connection with the Financing.

The Merger Agreement provides that Tivity Health will, promptly upon request by Nutrisystem, reimburse Nutrisystem for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Nutrisystem or any of its subsidiaries in connection with their cooperation in connection with Tivity Health’s acquisition-related financing activities. Tivity Health and Merger Sub have also agreed to, on a joint and several basis, indemnify and hold harmless Nutrisystem, its subsidiaries, and their respective representatives from and against any and all liabilities, losses, damages, claims, costs expenses (including reasonable attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with any financing or other securities offering of Tivity Health or its subsidiaries or any assistance or activities provided in connection therewith.

Employee Matters

The Merger Agreement provides that during the Continuation Period, the surviving corporation will provide, or cause to be provided, for those employees of Nutrisystem and its subsidiaries who continue as employees of the surviving corporation or any of its subsidiaries during all or a portion of the Continuation Period, compensation (including base salary, bonus, commission-based and other incentive compensation opportunities) and employee benefits that, in the aggregate, with respect to each Continuing Employee, are not less favorable than the compensation and employee benefits provided by Nutrisystem or the applicable subsidiary to such Continuing Employee immediately prior to the Effective Time (except that the base salary of each Continuing Employee will not be reduced during the Continuation Period).

Tivity Health has agreed that the surviving corporation will (i) waive, or cause to be waived, any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the surviving corporation in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Nutrisystem benefit plan in which such Continuing Employee participated, (ii) provide, or cause to be provided, each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Nutrisystem benefit plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements, and (iii) recognize, or cause to be recognized, service prior to the Effective Time with Nutrisystem or any of its subsidiaries for purposes of eligibility to participate, vesting, determination of level of benefits and benefits accrual to the same extent such service was recognized by Nutrisystem or any of its subsidiaries under the analogous Nutrisystem benefit plan in which such Continuing Employee participated immediately prior to the Effective Time, except that the foregoing will not apply to the extent it would result in any duplication of benefits for the same period of service and the surviving corporation will not be obligated to provide credit for years of service for benefit accrual purposes under any defined benefit pension plan maintained by the surviving corporation or its subsidiaries prior to the date on which the Continuing Employee actually becomes a participant in such plan (it being understood that the surviving corporation must in all cases provide credit for years of service for benefit accrual purposes in accordance with the terms and conditions of each such defined benefit pension plan as in effect immediately prior to the Effective Time).

From and after the Effective Time, Tivity Health will honor and will cause its subsidiaries to honor, in accordance with its terms (1) each employment, change in control, severance and termination protection plan, policy or agreement of or between Nutrisystem or any of its subsidiaries and any current or former officer, director or employee as in effect on December 9, 2018 or adopted thereafter in compliance with the Merger Agreement, (2) all obligations in effect as of the Effective Time under any equity-based or bonus plans, programs or agreements of Nutrisystem or any of its subsidiaries, and (3) all obligations in effect as of the Effective Time pursuant to outstanding retention plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of Nutrisystem or any of its subsidiaries.

Tivity Health will or will cause the surviving corporation to provide a Continuing Employee whose employment terminates during the Continuation Period with severance benefits not materially less favorable than the severance benefits that would have been provided in accordance with Nutrisystem’s past practices or any severance plans, policies or commitments applicable to such Continuing Employee immediately prior to the Effective Time, if any. Nothing contained in the Merger Agreement, whether express or implied, (1) will be treated as an amendment or other modification of any Nutrisystem benefit plan, (2) will create any third party beneficiary rights in any person, or (3) will, subject to the limitations set forth in the employee matters section of the Merger Agreement, limit the right of Tivity Health or the surviving corporation or any of its subsidiaries to amend, terminate or otherwise modify any Nutrisystem benefit plan following the closing of the Merger.

Indemnification and Insurance

The Merger Agreement provides that from and after the completion of the Merger, Tivity Health will (and Tivity Health will cause Nutrisystem, as the surviving corporation in the Merger, to), to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and, subject to certain conditions, promptly advance expenses from time to time as incurred to, each person who is a present or former director or officer or any of its subsidiaries and any other person who is, or has been at any time, acting as a director, officer, trustee, fiduciary, employee or agent of another person (including any Nutrisystem benefit plan) who is or has acted as such as the request of Nutrisystem or any of its subsidiaries (who are collectively referred to in this proxy statement/prospectus as “Indemnified Persons”) from and against any and all costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur, prior to or at completion of the Merger in their capacities as officers, directors and employees of Nutrisystem.

Additionally, the certificate of incorporation and bylaws of the surviving corporation and each of its subsidiaries must include provisions for indemnification, advancement and reimbursement of expenses and exculpation of any Indemnified Persons that are no less favorable to such Indemnified Persons than the provisions for indemnification of such Indemnified Persons as set forth in Nutrisystem’s certificate of incorporation and bylaws in effect on December 9, 2018.

The surviving corporation will, and Tivity Health will cause the surviving corporation to either (i) continue to maintain in full force and effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance and fiduciary liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated the Merger Agreement) or (ii) purchase a six year extended reporting period endorsement with respect to such current insurance and maintain such reporting tail endorsement in full force and effect for its full term.

Tivity Health and Nutrisystem have agreed that the rights of each Indemnified Person described in this section of this proxy statement/prospectus are in addition to any rights such person may have under Nutrisystem’s (or any of its subsidiaries’) organizational documents, under any applicable law or under any agreement between such indemnified person and Nutrisystem (or any of its subsidiaries), and Tivity Health will, and will cause Nutrisystem, as the surviving corporation in the Merger, to, honor and perform under all indemnification agreements entered into by Nutrisystem or any of its subsidiaries. Tivity Health’s obligations described in this section of this proxy statement/prospectus may not be terminated or modified in a way that adversely affects any indemnified person unless the affected indemnified person consents in writing.

Coordination on Litigation

Each party will promptly notify the other parties in writing of any stockholder litigation or other litigation or proceedings arising from the Merger Agreement or the Merger that is brought against such party or any of its affiliates or members of its board of directors. Each party will keep the other parties sufficiently informed on a reasonably current basis with respect to the status of any such litigation (including by promptly furnishing to the other parties to the Merger Agreement such information relating to the litigation as may reasonably be requested). Nutrisystem will control the defense and, subject to the following sentence, settlement of any such litigation brought against it or any of its affiliates or members of its or their boards of directors, and must give Tivity Health the opportunity to participate in the defense (at Tivity Health’s sole cost and subject to a joint defense agreement) of such litigation. Nutrisystem will not agree to any settlement with respect to such litigation or proceeding without the prior written consent of Tivity Health (which consent cannot be unreasonably withheld, conditioned or delayed).

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	access to Nutrisystem’s offices, properties, contracts, books and records;

•	the preparation and filing of this proxy statement/prospectus;

•	public announcements with respect to the transactions contemplated by the Merger Agreement;

•	certain notice requirements with respect to notice or other communications received by a party to the Merger Agreement from certain persons;

•	ensuring that no state anti-takeover laws become applicable to the Merger;

•	delisting and deregistration of Nutrisystem’s common stock;

•	reporting requirements under Section 16 of the Exchange Act; and

•	Nutrisystem director and officer resignations.

Conditions to Completion of the Merger

Mutual Conditions to Completion. The obligation of each of Tivity Health, Nutrisystem and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•

adoption of the Merger Agreement by holders of a majority of the outstanding shares of Nutrisystem common stock in accordance with Delaware law and Nutrisystem’s certificate of incorporation and bylaws;

•

approval for listing on the Nasdaq of the shares of Tivity Health common stock issuable to Nutrisystem stockholders in the Merger and such other shares of Tivity Health common stock to be reserved for issuance in connection with the Merger, subject only to official notice of issuance;

•

absence of any applicable law enacted, adopted or promulgated in the United States following December 9, 2018 or order by any federal or state court or other tribunal of competent jurisdiction prohibiting, rendering illegal or enjoining consummation of the Merger;

•	termination or expiration of any waiting periods (or any extension thereof) applicable to the Merger under the HSR Act; and

•

effectiveness of the registration statement for the shares of Tivity Health common stock being issued in the Merger (of which this proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before or threatened by the SEC.

Additional Conditions to Completion for the Benefit of Tivity Health and Merger Sub. In addition, the obligation of each of Tivity Health and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	the accuracy of the representations and warranties of Nutrisystem set forth in the Merger Agreement, subject in certain cases to a “material adverse effect” standard;

•	the absence of any material breach by Nutrisystem of any of its agreements and covenants required to be performed by it under the Merger Agreement prior to the closing date;

•	the absence of the occurrence of “material adverse effect” with respect to Nutrisystem (see “—Definition of Material Adverse Effect”); and

•	receipt of a certificate executed by an executive officer of Nutrisystem as to the satisfaction of the conditions described in the preceding three bullet points.

Additional Conditions to Completion for the Benefit of Nutrisystem. In addition, the obligation of Nutrisystem to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	the accuracy of the representations and warranties of Tivity Health and Merger Sub set forth in the Merger Agreement, subject in certain cases to a “material adverse effect” standard;

•

the absence of any material breach by Tivity Health and Merger Sub of any of their respective agreements and covenants required to be performed by them under the Merger Agreement prior to the closing date;

•	the absence of the occurrence of “material adverse effect” with respect to Tivity Health (see “—Definition of Material Adverse Effect”); and

•	receipt of a certificate executed by an executive officer of Tivity Health and Merger Sub as to the satisfaction of the conditions described in the preceding three bullet points.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the completion of the Merger in the following circumstances:

•	by mutual written consent of Tivity Health and Nutrisystem;

•	by either Tivity Health or Nutrisystem if:

•

the Merger has not been completed on or before the Outside Date, except that a party may not terminate for this reason if its action or failure to act constitutes a breach or violation of any of its obligations under the Merger Agreement, and that breach has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in the Merger Agreement prior to the Outside Date or (2) the failure of the closing to occur by the Outside Date;

•

a governmental entity of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action has become final and non-appealable, except that a party may not terminate for this reason if the failure of that party to fulfill any obligation under the Merger Agreement resulted in the issuance of such order or the taking of such other action;

•

Nutrisystem stockholders fail to adopt the Merger Agreement upon a vote taken on a proposal to adopt the Merger Agreement at the Nutrisystem special meeting (or any adjournment or postponement thereof); or

•

there has been a breach of any representation or warranty made by, or failure to perform any covenant or agreement to be performed by, the other party, in each case that would cause the failure of the condition to completion related to accuracy of representations and warranties or performance of covenants and agreements, and that breach or failure to perform either is incapable of being cured or has not been cured within 30 days following notice to the breaching or failing-to-perform party;

•	by Tivity Health if:

•

the Nutrisystem Board or any committee thereof has effected a Change of Board Recommendation; but Tivity Health’s right to terminate the Merger Agreement for this reason is only exercisable prior to receipt of the Requisite Stockholder Vote;

•	by Nutrisystem if:

•

after January 30, 2019, all of the conditions to Tivity Health’s obligation to effect the Merger have been satisfied or waived (except for those conditions that by their nature or terms are to be satisfied at the closing, which conditions were capable of being satisfied at the time of such failure to consummate the Merger), (2) Nutrisystem has irrevocably confirmed to Tivity Health in writing that Nutrisystem is ready and willing to consummate the Merger, and (3) Tivity Health and Merger Sub fail to consummate the Merger within three business days following delivery of notice as a result of Tivity Health’s failure to receive the proceeds from the Financing; or

•

prior to obtaining the Requisite Stockholder Vote, in order to accept a Superior Proposal subject to Nutrisystem’s compliance with the solicitation covenants contained in the Merger Agreement, if concurrently with such termination, Nutrisystem pays Tivity Health a termination fee of $45.0 million.

If the Merger Agreement is validly terminated, the obligations of the parties will terminate and there will be no liability on the part of any party with respect thereto, except for certain designated provisions, including the provisions regarding the termination fee, which will survive termination; provided, however, that except as set forth under subsection “—Exclusive Remedy” beginning on page 120 of this proxy statement/prospectus, if such termination results from the Willful Breach of the Merger Agreement by any party or any intentional fraud by any party, such party will be fully liable for all damages that are the natural, probable and reasonably foreseeable result thereof (which, in the case of a breach by Tivity Health or Merger Sub, will not be limited to reimbursement of expenses or out-of-pocket costs, and will include the benefit of the bargain lost by Nutrisystem’s stockholders, which will be deemed to be damages of Nutrisystem) incurred or suffered by the other parties as a result of such failure. Any failure of Tivity Health or Merger Sub to consummate the Merger in breach of the Merger Agreement will be deemed to be a Willful Breach by Tivity Health and Merger Sub (whether or not Tivity Health or Merger Sub had sufficient funds available to consummate the Merger).

For purposes of the Merger Agreement and as used in this proxy statement/prospectus, “Willful Breach” means a material breach of the Merger Agreement that is a consequence of an act or omission by a party taken with the actual knowledge or intention, or in circumstances in which such party should reasonably have known, that the taking of (or failure to take) such act would be a material breach of the Merger Agreement. For the avoidance of doubt, the failure by Tivity Health and Merger Sub to consummate the Merger as a result of Tivity Health’s failure to receive the proceeds from the Financing despite Tivity Health’s compliance in all material respects with its obligations under the Merger Agreement will not in and of itself constitute a Willful Breach.

Termination Fee

Under the Merger Agreement, Nutrisystem will be required to pay Tivity Health a termination fee equal to $45.0 million, which is referred to in this proxy statement/prospectus as the “Termination Fee”, if:

•	the Merger Agreement is terminated by Nutrisystem in accordance with its right to terminate the Merger Agreement to enter into a definitive agreement relating to a Superior Proposal;

•	the Merger Agreement is terminated by Tivity Health in accordance with its right to terminate the Merger Agreement because the Nutrisystem Board has effected a Change of Board Recommendation; or

•	prior to the date of the Requisite Stockholder Vote, the Merger Agreement is terminated by:

•

Tivity Health or Nutrisystem because the Merger has not been completed by the Outside Date (only if, at such time, the mutual conditions to the obligations of parties to effect the Merger were satisfied) or the Requisite Stockholder Vote was not obtained;

•

after the December 9, 2018 and prior to the date of termination (in the case of termination because the Merger has not been completed by the Outside Date) or the date of the Nutrisystem special meeting (in the case where the Requisite Stockholder Vote was not obtained), an Acquisition Proposal was publicly proposed or announced or otherwise communicated to the Nutrisystem stockholders and not withdrawn prior to the date of termination or the date of the Nutrisystem special meeting; and

•

within 12 months after the date of such termination of the Merger Agreement, Nutrisystem enters into a definitive written agreement with respect to an Acquisition Proposal and the transaction contemplated by such definitive agreement is later consummated.

Under the Merger Agreement, for purposes of the bullet points preceding this sentence under the heading “—Termination Fee,” each reference to “20%” in the definition of “Acquisition Proposal” will be deemed to be a reference to “50%.”

Exclusive Remedy

If Tivity Health is entitled to terminate the Merger Agreement and to receive payment of the Termination Fee from Nutrisystem, except in the case of intentional fraud, such payment will be the sole and exclusive remedy of Tivity Health and Merger Sub against Nutrisystem and its subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates and representatives and none of Nutrisystem, any of its subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby; and (ii) if Tivity Health or Merger Sub receives any payments from Nutrisystem in respect of any breach of the Merger Agreement, and thereafter Tivity Health is entitled to receive the Termination Fee, the amount of such Termination Fee will be reduced by the aggregate amount of any payments made by Nutrisystem to Tivity Health or Merger Sub in respect of any such breaches of the Merger Agreement. The parties have agreed that in no event will Nutrisystem be required to pay the Termination Fee on more than one occasion.

To the extent that the Termination Fee is not promptly paid by Nutrisystem when due, Nutrisystem will also be required to pay any costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) incurred by Tivity Health in connection with legal action taken to enforce the payment of the Termination Fee, together with interest on the unpaid fee.

Other Expenses

Whether or not the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, with certain exceptions set forth in the Merger Agreement.

Specific Performance

Each of the parties has agreed that in the event of any breach or threatened breach by any other party of any covenant or obligation in the Merger Agreement, the non-breaching party will be entitled to (in addition to any other remedy that may be available, including monetary damages) (i) an injunction restraining such breach or threatened breach and (ii) an order of specific performance to enforce the performance of such covenant or obligation. In addition, each of the parties has agreed not to raise any objections (including any defense or counterclaim that there is an adequate remedy at law) to the remedy of specific performance or to require the posting of any bond as a condition to such remedy.

Third-Party Beneficiaries

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any legal or equitable rights or remedies, except:

•

from and after completion of the Merger, the right of Nutrisystem stockholders to receive the Merger Consideration and the right of holders of Nutrisystem stock options, restricted stock awards or Nutrisystem performance stock units to receive the consideration described under the respective subsections “—Merger Consideration” and “—Treatment of Nutrisystem Equity Awards” beginning on pages 98 and 100, respectively, of this proxy statement/prospectus;

•

the right of Nutrisystem, on behalf of its stockholders, to seek equitable relief or to pursue damages suffered by Nutrisystem and its stockholders, which right is hereby expressly acknowledged and agreed by Tivity Health and Merger Sub;

•	the right of the Indemnified Persons to enforce the obligations described under “—Indemnification and Insurance” beginning on page 115 of this proxy statement/prospectus; and

•

the right of Tivity Health’s financing sources to enforce certain provisions of the Merger Agreement relating to the law governing the Merger Agreement, the jurisdiction and venue for resolution of disputes arising under the Merger Agreement and the waiver of jury trial by the parties to the Merger Agreements.

Amendments; Waivers

The Merger Agreement may be amended by the parties (with respect to Nutrisystem and Merger Sub, by action taken by their respective boards of directors), at any time before or after adoption of the Merger Agreement by the Nutrisystem stockholders, but, after any such adoption, no amendment will be made which by law would require the further approval of Nutrisystem stockholders without first obtaining such approval.

The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws. At any time prior to the Effective Time (but not after the Effective Time), the parties may (in the case of Nutrisystem, by action taken or authorized by the Nutrisystem Board or the authorized officers of Nutrisystem), to the extent permitted by applicable law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto, and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Subject to the preceding sentence, any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT/ DIRECTORS OF NUTRISYSTEM

To Nutrisystem’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Nutrisystem common stock as of the close of business on January 23, 2019 (except as noted in the footnotes below) and with respect to: each person known by Nutrisystem to beneficially own 5% or more of the outstanding shares of Nutrisystem common stock; each member of the Nutrisystem Board; each named executive officer; and the members of the Nutrisystem Board and Nutrisystem’s current executive officers as a group.

Nutrisystem has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Nutrisystem believes, based on the information furnished to Nutrisystem, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Nutrisystem common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on the sum of (i) 29,496,562 shares of Nutrisystem common stock outstanding as of January 23, 2019, (ii) 204,175 shares of Nutrisystem common stock that would be issued upon the exercise of outstanding options held by directors or executive officers within 60 days of January 23, 2019, and (iii) 144,924 shares of Nutrisystem common stock that have been earned by executive officers and will be issued pursuant to performance-based restricted stock unit awards granted with respect to the 2017-2018 performance period.

Security Ownership of Directors and Executive Officers

Included in the computation of the number of shares of Nutrisystem common stock outstanding and beneficially owned by a person and the percentage ownership of that person in the table below are shares of Nutrisystem common stock that are subject to options, warrants or restricted stock units held by that person that are currently exercisable or become exercisable, or vest, as applicable, within 60 days of January 23, 2019. These shares of Nutrisystem common stock are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034.

Name and Address of Beneficial Owner	Total Nutrisystem Shares Beneficially Owned		Percent of Class
5% Stockholders
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	4,286,338	(1)	14.36%

The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	2,588,191	(2)	8.67%

Magnetar Capital LLC 1603 Orrington Ave. Evanston, Illinois 60201	1,875,824	(3)	6.29%

Renaissance Technologies LLC 800 Third Avenue New York, New York 10022	1,721,500	(4)	5.77%

Name and Address of Beneficial Owner	Total Nutrisystem Shares Beneficially Owned	Percent of Class
Nutrisystem directors and named executives for the fiscal year ended December 31, 2018

Robert F. Bernstock	29,464	*

Paul Guyardo	34,279	*

Michael J. Hagan	21,435	*

Patricia Han	1,972	*

Jay Herratti	21,504	*

Benjamin Kirshner	1,972	*

Keira Krausz	201,866	*

Michael D. Mangan	16,121	*

Michael P. Monahan	70,499	*

Brian P. Tierney	36,591	*

Andrea M. Weiss	26,550	*

Dawn M. Zier	352,288	1.18%

All directors, nominees for directors and current NEOs, as a group (12 persons)	814,541	2.73%

*	Less than one percent
(1)

This information is provided in reliance upon information included in a Schedule 13G/A filed with the SEC on January 31, 2019. Includes shares that are held or may be deemed to be beneficially owned by the following entities: BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, BlackRock Institutional Trust Company, N.A., BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, and BlackRock Investment Management (Australia) Limited. BlackRock, Inc. holds (a) sole voting power over 4,216,654 shares of Nutrisystem common stock and (b) sole investment power over 4,286,338 shares of Nutrisystem common stock.

(2)

This information is provided in reliance upon information included in a Schedule 13G filed with the SEC on February 9, 2018. Includes shares that are held or may be deemed to be beneficially owned by Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd. The Vanguard Group, Inc. holds (a) sole voting power over 57,870 shares of Nutrisystem common stock, (b) shared voting power over 1,700 shares of Nutrisystem common stock, (c) sole investment power over 2,530,821 shares of Nutrisystem common stock, and (d) shared investment power over 57,370 shares of Nutrisystem common stock.

(3)

This information is provided in reliance upon information included in a Schedule 13D filed with the SEC on December 31, 2018. Each of Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz may be deemed to hold beneficial ownership, shared voting power and shared dispositive power of (a) 98,614 shares of Nutrisystem common stock held for the benefit of Magnetar Capital Master Fund, Ltd., (b) 782,278 shares of Nutrisystem common stock held for the benefit of Magnetar PRA Master Fund Ltd, (c) 369,807 shares of Nutrisystem common stock held for the benefit of Magnetar Constellation Fund II-PRA LP, (d) 50,749 shares of Nutrisystem common stock held of the benefit of Magnetar MSW Master Fund Ltd, (e) 17,415 shares of Nutrisystem common stock held for the benefit of Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd and (f) 556,961 shares of Nutrisystem common stock held for the benefit of Irish Collective Asset-management Vehicle.

(4)

This information is provided in reliance upon information included in a Schedule 13G/A filed with the SEC on February 14, 2018. Consists of 1,721,500 shares of Nutrisystem common stock beneficially owned by Renaissance Technologies LLC, a majority-owned subsidiary of Renaissance Technologies Holdings Corporation. Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation each hold (a) sole voting power over 1,713,300 shares of Nutrisystem common stock, (b) sole investment power over 1,713,300 shares of Nutrisystem common stock, and (c) shared investment power over 8,200 shares of Nutrisystem common stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

In considering the recommendation of the Nutrisystem Board to adopt the Merger Agreement, you should be aware that Nutrisystem’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Nutrisystem stockholders generally. The Nutrisystem Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement, in reaching its decision to approve the Merger Agreement, and in recommending to Nutrisystem stockholders that the Merger Agreement be adopted. These interests include those described below.

Completion of the transactions contemplated by the Merger Agreement will constitute a change in control of Nutrisystem under all of the Nutrisystem agreements and arrangements described below.

Equity Interests of Nutrisystem’s Executive Officers

Stock Options. Each option to purchase shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time and is vested as of immediately prior to the Effective Time will be cancelled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share, if any, subject to such Nutrisystem stock option, an amount in cash equal to the Merger Consideration Value, except that each Nutrisystem stock option with an exercise price equal to or greater than the Merger Consideration Value will be cancelled for no consideration.

Company Restricted Stock Awards. Each award of restricted shares of Nutrisystem common stock that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Tivity Health and converted, as of the Effective Time, into an award of shares of restricted Tivity Health common stock subject to vesting, repurchase or other restrictions with the same terms and conditions as applied to each such Nutrisystem restricted stock award immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividends (if any) or other distribution equivalents), and relating to the number of shares of Tivity Health common stock equal the product of (x) the number of shares of Nutrisystem common stock that were subject to such Nutrisystem restricted stock award immediately prior to the Effective Time, multiplied by (y) the sum of (i) the Exchange Ratio, plus (ii) the quotient of (A) the Cash Consideration, divided by (B) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth, with the result rounded to the nearest whole number of shares of Tivity Health common stock.

Company Performance-Based Restricted Stock Units. Each award of performance-based restricted stock units with respect to shares of Nutrisystem common stock (A) designated as a “Special 2016 Performance-Based Restricted Stock Unit” (which is referred to in this proxy statement/prospectus as “2016 SPRSU”), (B) granted with respect to the 2017-2018 performance period (which is referred to in this proxy statement/prospectus as “2017 PRSU”) or (C) granted with respect to the 2018-2019 performance period (which is referred to in this proxy statement/prospectus as “2018 PRSU”), in each case, that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Tivity Health and converted, as of the Effective Time, into a time-vesting restricted stock unit award covering a number of shares of Tivity Health common stock equal to the product of (i) either (x) for each 2017 PRSU, the number of shares that may be earned under such award based on actual performance as of immediately prior to the Effective Time relative to the previously established performance metrics applicable thereto as determined by the Nutrisystem Board (or an authorized committee thereof) prior to the Effective Time, or (y) for each 2016 SPRSU or 2018 PRSU, the maximum number of shares of Nutrisystem common stock that may be earned under such awards as of immediately prior to the Effective Time, assuming maximum performance levels were achieved, multiplied by (ii) the sum of (a) the Exchange Ratio, plus (b) the quotient of (1) the Cash Consideration, divided by (2) the Tivity Health Closing Stock Price, rounded to the nearest one thousandth, with the result rounded to the nearest whole number of shares of Tivity Health common stock. Each assumed performance unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding underlying award, as the case may be, immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividends (if any) or other distribution equivalents, and other than with respect to performance metrics thereunder).

The following table sets forth, as of January 23, 2019, the anticipated number of outstanding (i) Nutrisystem stock options, (ii) restricted shares of Nutrisystem common stock, (iii) 2017 PRSUs, (iv) 2018 PRSUs, and (v) 2016 SPRSUs, that will be held by Nutrisystem executive officers as of March 1, 2019 (the Tivity Health awards relating to the 2017 PRSUs, 2018 PRSUs and 2016 SPRSUs, collectively, referred to in this proxy statement/prospectus as “Nutrisystem Equity Awards”).

Name	Stock Options		Restricted Shares	2017 PRSUs(4)	2018 PRSUs(5)	2016 SPRSUs(6)
Dawn M. Zier	53,572	(1)	41,440	68,376	90,132	57,720
Chief Executive Officer
Michael P. Monahan	6,259	(2)	10,202	21,368	19,924	20,202
Chief Financial Officer
Keira Krausz	101,114	(3)	10,202	21,368	19,924	20,202
Chief Marketing Officer

(1)

The exercise price of all outstanding Nutrisystem stock options held by Ms. Zier is less than the Merger Consideration Value (“in-the-money”), and all such options will be fully vested prior to the closing of the Merger.

(2)	All outstanding Nutrisystem stock options held by Mr. Monahan are in-the-money and will be fully vested prior to the closing of the Merger.
(3)	All outstanding Nutrisystem stock options held by Ms. Krausz are in-the-money and will be fully vested prior to the closing of the Merger.
(4)

Reflects the number of shares of Nutrisystem common stock that may be earned under the 2017 PRSU awards based on actual performance, which for purposes of this table is based on an assumption that maximum performance levels will be achieved.

(5)	Reflects the maximum number of shares of Nutrisystem common stock that may be earned under the 2018 PRSU awards assuming maximum performance levels are achieved.
(6)	Reflects the maximum number of shares of Nutrisystem common stock that may be earned under the 2016 SPRSU awards assuming maximum performance levels are achieved.

Equity Interests of Nutrisystem’s Directors

Each Nutrisystem non-employee director who was serving on the Nutrisystem Board on the date of Nutrisystem’s 2018 annual meeting of stockholders owns 4,114 fully vested shares of Nutrisystem common stock that are subject to a trading restriction due to expire on May 9, 2019. Benjamin Kirshner and Patricia Han, who joined the Nutrisystem Board as non-employee directors on October 23, 2018, each own 1,972 shares of fully vested Nutrisystem common stock that are subject to a trading restriction due to expire on October 29, 2019. At the closing of the Merger, each such share of Nutrisystem common stock will be exchanged for the Merger Consideration and the shares of Tivity Health common stock received by each Nutrisystem non-employee director will cease to be subject to any trading restrictions.

Employment Agreements

Each Nutrisystem executive officer is party to an employment agreement with Nutrisystem which provides severance payments and benefits in the event of a termination without cause or for good reason that will continue in effect following the Merger.

Dawn M. Zier

Pursuant to the terms of the employment agreement between Nutrisystem and Ms. Zier, dated November 1, 2012, as amended (which is referred to in this proxy statement/prospectus as the “Zier Employment Agreement”), if Ms. Zier’s employment is terminated without cause or she elects to resign for good reason, Ms. Zier is entitled to (a) continued payment of her then-current base salary for two years and (b) a pro-rata portion of her annual bonus for the year of termination, determined based on actual performance. Further, pursuant to the terms of the Zier Employment Agreement, if Ms. Zier’s employment is terminated without cause or she elects to resign for good reason, Ms. Zier is entitled to direct payment or reimbursement of the portion of the monthly COBRA continuation coverage premium that exceeds the active employee cost of group health coverage for 18 months and 12 months of outplacement benefits (up to a maximum of $50,000). Such termination payments and benefits are generally subject to delivery of a general release of claims. In addition, under the current terms of the Nutrisystem Equity Awards held by Ms. Zier, all or a portion of her Nutrisystem Equity Awards would become vested upon a termination without cause or resignation for good reason.

Ms. Zier will have good reason upon the closing of the Merger as she will not hold the position of CEO in the combined company; however, Ms. Zier has entered into a letter agreement with Tivity Health which provides that, prior to the closing of the Merger, Tivity Health and Ms. Zier will prepare and enter into definitive documentation setting forth all of the terms and conditions applicable to Ms. Zier’s employment with Tivity Health following the Merger, including the terms and conditions set forth in the letter agreement (which is referred to in this proxy statement/prospectus as the “Zier Tivity Letter Agreement”). Pursuant to the Zier Tivity Letter Agreement, contingent upon the closing of the Merger, Ms. Zier will be appointed President and Chief Operating Officer of Tivity Health and a member of the Tivity Health Board. The Zier Tivity Letter Agreement sets forth the terms and conditions for Ms. Zier’s employment with Tivity Health following the closing of the Merger, including the following: (i) an annual base salary of $875,000, (ii) an annual bonus with a target value equal to 100% of Ms. Zier’s annual base salary, (iii) participation in Tivity Health’s long-term equity incentive program, whereby each year (including 2019), Ms. Zier will be granted an award with a target grant date fair value of $4,750,000, and (iv) a special retention award consisting of (a) an award of restricted stock units with a grant date fair value of $2,000,000, providing for cliff vesting on May 31, 2020, and (b) an award of performance shares that vest on the third anniversary of the closing of the Merger subject to achievement of certain cumulative EBITDA targets in respect of fiscal years 2020 and 2021 with a grant date fair value of $2,000,000 (at target) and $4,000,000 (at maximum), in each case with such special retention award subject to accelerated vesting upon certain qualifying terminations of employment, including in connection with a change in control. The Zier Tivity Letter Agreement also specifies the treatment, following the closing of the Merger, of Ms. Zier’s Nutrisystem Equity Awards, specifically, (i) Nutrisystem restricted stock awards held by Ms. Zier will be assumed by Tivity Health and converted into awards of shares of restricted stock of Tivity Health in accordance with the Merger Agreement; provided that all such awards will vest and settle in full on October 15, 2019, and (ii) performance-based restricted stock units held by Ms. Zier will be assumed by Tivity Health and converted into awards of time-vesting restricted stock units of Tivity Health in accordance with the Merger Agreement; provided that (1) Tivity Health awards issued in respect of her 2016 SPRSUs will vest and settle in full on October 15, 2019, (2) Tivity Health awards issued in respect of her 2017 PRSUs will vest on a prorated daily basis (determined from the date of grant) beginning on and following October 15, 2019 through December 31, 2019, and (3) Tivity Health awards issued in respect of her 2018 PRSUs will vest on a prorated daily basis (determined from the date of grant) beginning on and following October 15, 2019 through December 31, 2020. Pursuant to the Zier Tivity Letter Agreement, Ms. Zier will have the same termination rights as provided in her existing agreements with Nutrisystem, except that following the closing of the Merger, termination for good reason due to material diminution of her title, authority, duties, responsibilities or reporting structure will generally be based on the title, authority, duties, responsibility and reporting structure described in the Zier Tivity Letter Agreement or any greater level existing following the closing of the Merger. Pursuant to the Zier Tivity Letter Agreement, if Ms. Zier terminates her employment for any reason within 60 days following the first anniversary of the closing of the Merger, she will receive the same severance benefits as provided in her existing agreements with Nutrisystem upon a termination for good reason, subject to delivery of a general release of claims.

Michael P. Monahan

Pursuant to the terms of the employment agreement between Nutrisystem and Michael P. Monahan, dated April 19, 2013, as amended (which is referred to in this proxy statement/prospectus as the “Monahan Employment Agreement”), if Mr. Monahan’s employment is terminated without cause or he elects to resign for good reason, Mr. Monahan is entitled to (a) continued payment of his then-current base salary for one year and (b) a pro-rata portion of his annual bonus for the year of termination, determined based on actual performance. Further, pursuant to the terms of the Monahan Employment Agreement, if Mr. Monahan’s employment is terminated without cause or he elects to resign for good reason, Mr. Monahan is entitled to one year of group health benefits continuation at active employee rates. Such termination payments and benefits are generally subject to delivery of a general release of claims. In addition, under the current terms of the Nutrisystem Equity Awards held by Mr. Monahan, all or a portion of his Nutrisystem Equity Awards would become vested upon a termination without cause or resignation for good reason.

Mr. Monahan will have good reason upon the closing of the Merger as he will not hold the position of CFO in the combined company; however, Mr. Monahan has entered into a letter agreement with Tivity Health which provides that, prior to the closing of the Merger, Tivity Health and Mr. Monahan will prepare and enter into definitive documentation setting forth all of the terms and conditions applicable to Mr. Monahan’s employment with Tivity Health, including the terms and conditions set forth in the letter agreement (which is referred to in this proxy statement/prospectus as the “Monahan Tivity Letter Agreement”). Pursuant to the Monahan Tivity Letter Agreement, following the closing of the Merger, Mr. Monahan will provide transition and integration support in connection with the Merger, and will have duties and responsibilities commensurate with such position. The Monahan Tivity Letter Agreement sets forth the terms and conditions for Mr. Monahan’s employment with Tivity Health following the closing of the Merger, including the following: (i) an annual base salary of $430,000, and (ii) an annual bonus with a target value equal to 75% of Mr. Monahan’s annual base salary. The Monahan Tivity Letter Agreement also specifies the treatment, following the closing of the Merger, of Mr. Monahan’s Nutrisystem Equity Awards, specifically, (i) Nutrisystem restricted stock awards held by Mr. Monahan will be assumed by Tivity Health and converted into awards of shares of restricted stock of Tivity Health in accordance with the Merger Agreement; provided that all such awards will vest and settle on the three-month anniversary of the closing of the Merger, and (ii) performance-based restricted stock units held by Mr. Monahan will be assumed by Tivity Health and converted into awards of time-vesting restricted stock units of Tivity Health in accordance with the Merger Agreement; provided that (1) Tivity Health awards issued in respect of his 2016 SPRSUs will vest and settle in full, (2) Tivity Health awards issued in respect of his 2017 PRSUs will vest on a prorated daily basis (determined from the date of grant) on and following the three-month anniversary of the closing through December 31, 2019, and (3) Tivity Health awards issued in respect of his 2018 PRSUs will vest on a prorated daily basis (determined from the date of grant) on and following the three-month anniversary of the closing through December 31, 2020. Pursuant to the Monahan Tivity Letter Agreement, prior to the three-month anniversary of the closing of the Merger, Mr. Monahan will have the same termination rights as provided in his existing agreements with Nutrisystem, except that following the closing of the Merger, termination for good reason due to material diminution of his authority, duties, or responsibilities will generally be based on the authority, duties, or responsibilities described in the Monahan Tivity Letter Agreement or any greater level existing following the closing of the Merger. Pursuant to the Monahan Tivity Letter Agreement, from and at all times following the three-month anniversary of the closing of the Merger, Mr. Monahan will have the right to terminate his employment for any reason and receive the same termination rights as provided in his existing agreements with Nutrisystem upon a termination for good reason.

Keira Krausz

Pursuant to the terms of the employment agreement between Nutrisystem and Keira Krausz, dated February 5, 2013, as amended (which is referred to in this proxy statement/prospectus as the “Krausz

Employment Agreement”), if Ms. Krausz’s employment is terminated without cause or she elects to resign for good reason, Ms. Krausz is entitled to (a) continued payment of her then-current base salary for one year and (b) a pro-rata portion of her annual bonus for the year of termination, determined based on actual performance. Further, pursuant to the terms of the Krausz Employment Agreement, if Ms. Krausz’s employment is terminated without cause or she elects to resign for good reason, Ms. Krausz is entitled to one year of group health benefits continuation at active employee rates. Such termination payments and benefits are generally subject to delivery of a general release of claims. In addition, under the current terms of the Nutrisystem Equity Awards held by Ms. Krausz, all or a portion of her Nutrisystem Equity Awards would become vested upon a termination without cause or resignation for good reason.

Ms. Krausz will have good reason upon the closing of the Merger as she will not hold the position of CMO in the combined company; however, Ms. Krausz has entered into a letter agreement with Tivity Health which provides that, prior to the closing of the Merger, Tivity Health and Ms. Krausz will prepare and enter into definitive documentation setting forth all of the terms and conditions applicable to Ms. Krausz’s employment with Tivity Health following the Merger, including the terms and conditions set forth in the letter agreement (which is referred to in this proxy statement/prospectus as the “Krausz Tivity Letter Agreement”). The Krausz Tivity Letter Agreement sets forth the terms and conditions for Ms. Krausz’s employment with Tivity Health following the closing of the Merger, including the following: (i) an annual base salary of $475,000, (ii) an annual bonus with a target value equal to 75% of Ms. Krausz’s annual base salary, (iii) participation in Tivity Health’s long-term equity incentive program, whereby each year (including 2019), Ms. Krausz will be granted an award with a target grant date fair value of $1,050,000, and (iv) a special retention award consisting of Tivity Health time-based restricted stock units with a grant date value of $750,000 that will become vested in three-year installments, with full vesting upon a termination without cause or a resignation for good reason as defined in the Krausz Tivity Letter Agreement. Pursuant to the Krausz Tivity Letter Agreement, Ms. Krausz will have the same termination rights as provided in her existing agreements with Nutrisystem, except that following the closing of the Merger, termination for good reason due to material diminution of her title, authority, duties, responsibilities or reporting structure will generally be based on the title, authority, duties, responsibility and reporting structure described in the Krausz Tivity Letter Agreement or any greater level existing following the closing of the Merger.

Restrictive Covenants

Nutrisystem executive officers are subject to restrictive covenant restrictions with respect to Nutrisystem pursuant to the terms of nondisclosure and non-compete agreements. Each of the Zier Tivity Letter Agreement, Monahan Tivity Letter Agreement and the Krausz Tivity Letter Agreement provides that effective as of closing the restrictions will be amended to include Tivity Health’s business, customers and employees. The agreements provide for covenants not to compete while employed and after termination for one year (in the case of Mr. Monahan and Ms. Krausz) or two years (in the case of Ms. Zier) and not to solicit employees or former employees while employed and after termination for one year (in the case of Mr. Monahan) or two years (in the case of Ms. Zier and Ms. Krausz) after termination, except that under each of the Zier Tivity Letter Agreement, Monahan Tivity Letter Agreement and the Krausz Tivity Letter Agreement, following the closing of the Merger, the executives may not solicit or hire any person who was employed by Nutrisystem or Tivity Health within six months prior to any solicitation or hiring. Under the nondisclosure and non-compete agreements, each of the executives is also subject to perpetual confidentiality covenants, and Ms. Zier and Ms. Krausz are subject to perpetual non-disparagement covenants.

Director and Officer Indemnification

Directors and executive officers of Nutrisystem have rights to indemnification and directors’ and officers’ liability insurance that will survive the closing of the Merger. See “The Merger Agreement—Indemnification and Insurance” beginning on page 115 of this proxy statement/prospectus.

Other Interests of Nutrisystem Executive Officers in the Merger

Pursuant to the terms of the Merger Agreement, during the Continuation Period, the surviving corporation will provide, or cause to be provided, for employees of Nutrisystem and its subsidiaries (including the executive officers) who continue as employees of the surviving corporation or any of its subsidiaries during all or a portion of the Continuation Period, compensation (including base salary, bonus, commission-based and other incentive compensation opportunities) and employee benefits that, in the aggregate, with respect to each Continuing Employee, are no less favorable than the compensation and employee benefits provided to such employees immediately prior to the Effective Time (except that the base salary of each Continuing Employee shall not be reduced during this period).

Quantification of Potential Payments to Nutrisystem Named Executive Officers in Connection with the Merger

Nutrisystem’s “named executive officers” for purposes of the disclosure in this proxy statement/prospectus are the following individuals:

•	Dawn M. Zier, Chief Executive Officer;

•	Michael P. Monahan, Chief Financial Officer; and

•	Keira Krausz, Chief Marketing Officer.

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Merger that may become payable to each of Nutrisystem’s named executive officers. See “—Equity Interests of Nutrisystem’s Executive Officers” beginning on page 125 of this proxy statement/prospectus for more information about this compensation.

The amounts indicated below are estimates of amounts that would be payable assuming the Merger is completed on March 1, 2019. These estimates are based on multiple assumptions that may not actually occur, including assumptions described in this proxy statement/prospectus. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

Merger-Related Compensation(1)

Name	Cash		Equity(5)	Perquisites/ Benefits		Total
Dawn M. Zier	$1,895,833	(2)	$8,185,771	$50,000	(6)	$10,131,604
Chief Executive Officer
Michael P. Monahan	$483,750	(3)	$2,389,579	$9,124	(7)	$2,882,453
Chief Financial Officer
Keira Krausz	$483,750	(4)	$2,389,579	$9,124	(8)	$2,882,453
Chief Marketing Officer

(1)	All amounts set forth in this table are based on the following assumptions:

•

a Tivity Health Closing Stock Price of $27.50, which, in accordance with Item 402(t), is the average closing price per share of Tivity Health common stock over the first five business days following the date of the Merger Agreement;

•	the named executive officer is terminated without cause or for good reason on March 1, 2019;

•	a Merger Consideration Value of $44.64 (which, in accordance with Item 402(t), is based on a Tivity Health Closing Stock Price of $27.50, as set forth above); and

•	the Merger is completed on March 1, 2019.

Each of the current named executive officers is subject to restrictive covenants described under “—Restrictive Covenants” beginning on page 129 of this proxy statement/prospectus.

(2)

Dawn Zier

Cash Severance(a)	Pro Rata Portion of Annual Cash Bonus(b)	Total
$1,750,000	$145,833	$1,895,833

(a)	Represents two years of Ms. Zier’s base salary payable for two years following termination.
(b)

Represents the pro rata portion of Ms. Zier’s incentive target for 2019 (100% of base salary). Her actual pro rata bonus payable upon such termination will be based on actual performance and paid when otherwise payable.

(3)

Michael P. Monahan

Cash Severance(a)	Pro Rata Portion of Annual Cash Bonus(b)	Total
$430,000	$53,750	$483,750

(a)	Represents one year of Mr. Monahan’s base salary payable for one year following termination.
(b)

Represents the pro rata portion of Mr. Monahan’s incentive target for 2019 (75% of base salary). His actual pro rata bonus payable upon such termination will be based on actual performance and paid when otherwise payable.

(4)

Keira Krausz

Cash Severance(a)	Pro Rata Portion of Annual Cash Bonus(b)	Total
$430,000	$53,750	$483,750

(a)	Represents one year of Ms. Krausz’s base salary payable for one year following termination.
(b)

Represents the pro rata portion of Ms. Krausz’s incentive target for 2019 (75% of base salary). Her actual pro rata bonus payable upon such termination will be based on actual performance and paid when otherwise payable.

(5)

The amounts reflected in the following table represent, for each named executive officer, the value of accelerated vesting of unvested restricted shares of Nutrisystem common stock and shares of Nutrisystem common stock that may be earned under the 2016 SPRSUs, 2017 PRSUs and 2018 PRSUs held by the executive, which for the 2016 SPRSUs reflects full vesting and for the 2017 PRSUs and 2018 PRSUs reflects a prorated number of shares of Nutrisystem common stock based on the number of days elapsed from the commencement of the applicable performance period through March 1, 2019. The values in the table below were calculated by multiplying the estimated Merger Consideration Value ($44.64) by the number of shares of Nutrisystem common stock underlying each award as set forth in the prior sentence as of January 23, 2019.

Name	Restricted Stock	2017 PRSUs	2018 PRSUs	2016 SPRSUs	Total
Dawn M. Zier	$1,849,882	$2,201,332	$1,557,936	$2,576,621	$8,185,771
Michael P. Monahan	$455,417	$687,947	$344,398	$901,817	$2,389,579
Keira Krausz	$455,417	$687,947	$344,398	$901,817	$2,389,579

(6)

Pursuant to the Zier Employment Agreement, Ms. Zier is entitled to 12 months of executive outplacement services (valued at $50,000). Ms. Zier is also entitled to direct payment or reimbursement of the portion of the monthly COBRA continuation coverage premium that exceeds the active employee cost of group health coverage for 18 months; however, she has elected not to participate in Nutrisystem’s group health plan.

(7)	Pursuant to the Monahan Employment Agreement, Mr. Monahan is entitled to one year of group health benefits continuation at active employee rates (valued at $9,124).
(8)	Pursuant to the Krausz Employment Agreement, Ms. Krausz is entitled to one year of group health benefits continuation at active employee rates (valued at $9,124).

PROPOSAL II: ADJOURNMENT OF THE NUTRISYSTEM SPECIAL MEETING

Nutrisystem stockholders are being asked to approve a proposal that will give the Nutrisystem Board authority to adjourn the Nutrisystem special meeting from time to time if necessary or appropriate as determined by the Nutrisystem Board, including to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Nutrisystem special meeting or in the absence of a quorum. If this proposal is approved, the Nutrisystem special meeting could be successively adjourned to any date. In addition, the Nutrisystem Board could postpone the Nutrisystem special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Nutrisystem special meeting is adjourned, Nutrisystem stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the Merger Agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the adoption of the Merger Agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Nutrisystem does not anticipate calling a vote on this proposal if the adoption of the Merger Agreement is approved by the requisite number of shares of Nutrisystem common stock at the Nutrisystem special meeting.

The affirmative vote of the holders of a majority in voting power of the shares of Nutrisystem common stock entitled to vote thereat, present in person or represented by proxy, is required to approve the adjournment of the Nutrisystem special meeting (whether or not a quorum is present). Abstentions will have the same effect as votes “AGAINST,” but broker non-votes (if any) will have no effect on, the approval of the adjournment proposal. Under Nutrisystem’s bylaws, the chairman of the Nutrisystem special meeting also has the authority to adjourn such meeting (whether or not a quorum is present).

The Nutrisystem Board unanimously recommends that you vote “FOR” the proposal to approve the adjournment of the Nutrisystem special meeting, if necessary or appropriate.

PROPOSAL III: ADVISORY VOTE ON MERGER-RELATED COMPENSATION

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Nutrisystem is required to submit a proposal to its stockholders for an advisory (non-binding) vote to approve the Merger-Related Compensation payments that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger. This proposal, commonly known as “say-on-golden parachute” and which is referred to in this proxy statement/prospectus as the Merger-Related Compensation Proposal, gives Nutrisystem stockholders the opportunity to vote on an advisory (non-binding) basis on the Merger-Related Compensation that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger.

The Merger-Related Compensation that Nutrisystem’s named executive officers may be entitled to receive from Nutrisystem in connection with the Merger is summarized in the table entitled “Merger-Related Compensation,” under “Interests of Certain Persons in the Merger—Quantification of Potential Payments to Nutrisystem Named Executive Officers in Connection with the Merger” beginning on page 130 of this proxy statement/prospectus. That summary includes all compensation and benefits that may be paid or become payable by Nutrisystem to its named executive officers in connection with, or following, the closing of the Merger.

The Nutrisystem Board encourages you to review carefully the Merger-Related Compensation information disclosed in this proxy statement/prospectus.

The Nutrisystem Board unanimously recommends that the stockholders of Nutrisystem approve the following resolution:

“RESOLVED, that the stockholders of Nutrisystem approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the named executive officers of Nutrisystem in connection with, or following, the closing of the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the Merger-Related Compensation table, the footnotes thereto and the related narrative disclosures, and the agreements and plans pursuant to which such compensation may be paid or become payable.”

The vote on the Merger-Related Compensation Proposal is a vote separate and apart from the vote on the adoption of the Merger Agreement. Accordingly, you may vote to approve the adoption of the Merger Agreement and vote not to approve the Merger-Related Compensation Proposal and vice versa. Because the vote on the Merger-Related Compensation Proposal is advisory only, it will not be binding on either Nutrisystem or Tivity Health. Accordingly, if the Merger Agreement is adopted and the Merger is completed, the compensation payments that are contractually required to be paid by Nutrisystem to its named executive officers may be paid or become payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Nutrisystem stockholders.

To approve, on an advisory (non-binding) basis, Merger-Related Compensation, the affirmative vote of the holders of shares of Nutrisystem common stock having majority of the votes cast by the holders of all shares of Nutrisystem common stock present in person or represented by proxy is required. Abstentions, broker non-votes (if any) and other failures to vote will have no effect on the proposal to approve the Merger-Related Compensation.

The Nutrisystem Board unanimously recommends that you vote “FOR” the Merger-Related Compensation.

COMPARISON OF STOCKHOLDER RIGHTS

If the Merger is completed, Nutrisystem stockholders will receive as part of the per share Merger Consideration shares of Tivity Health common stock. The following is a summary of certain material differences between (i) the current rights of Tivity Health stockholders under the Tivity Health certificate of incorporation and the Tivity Health bylaws and (ii) the current rights of Nutrisystem stockholders under the Nutrisystem certificate of incorporation and the Nutrisystem bylaws. Because both Tivity Health and Nutrisystem are incorporated in Delaware and governed by the DGCL, these differences arise from their respective certificates of incorporation and bylaws.

The following summary does not reflect any rules of Nasdaq or any federal securities laws that may apply to Tivity Health or Nutrisystem in connection with the matters discussed. In addition, this summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. Furthermore, the identification of some of the differences in the rights of such stockholders as material is not intended to indicate that other differences that may be equally important do not exist. This summary is qualified in its entirety by reference to the DGCL and Tivity Health and Nutrisystem’s respective certificate of incorporation and bylaws, which we urge you to read carefully and in their entirety. Copies of the respective companies’ certificates of incorporation and bylaws have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page 151 of this proxy statement/prospectus.

Material Differences in Stockholder Rights

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
Authorized Capital Stock	Nutrisystem is authorized to issue 105,000,000 shares of capital stock, divided into two classes consisting of: (i) 100,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share.	Tivity Health is authorized to issue 125,000,000 shares of capital stock, divided into two classes consisting of: (i) 120,000,000 shares of common stock, par value $0.001 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share. Tivity Health has classified 1,200,000 shares of Tivity Health’s preferred stock as a series designated “Series A Preferred Stock” (although no shares of Series A Preferred Stock are currently outstanding).

Number of Directors	The Nutrisystem Board currently has 10 members. Under Nutrisystem’s certificate of incorporation and bylaws, the Nutrisystem Board may fix the number of its members from time to time.	The Tivity Health Board currently has 10 members. Under Tivity Health’s bylaws, the Tivity Health Board must consist of not less than five nor more than twelve members. The exact number of directors may be fixed, changed or determined from time to time by resolution of the Tivity Health Board.

Election of Directors	Nutrisystem’s bylaws provide that directors are elected by a plurality of the votes of the cast.	Tivity Health’s bylaws provide for a majority vote standard for uncontested elections of directors and a plurality of votes standard for contested elections of directors.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
Removal of Directors	Nutrisystem’s bylaws and the DGCL provide that directors may be removed by the holders of a majority of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.	Tivity Health’s bylaws provide that a director may be removed by the stockholders only at a meeting called for the purposes of removing such director. The DGCL provides that directors may be removed by the holders of a majority of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.

Voting	Under Nutrisystem’s certificate of incorporation, each holder of Nutrisystem common stock is entitled to one vote per share of common stock. The Nutrisystem Board has the authority to determine the voting rights, if any, of the holders of shares of preferred stock.

Under Tivity Health’s certificate of incorporation, each holder of common stock is entitled to one vote per share, and each holder of shares of Series A preferred stock is entitled to one vote per share (although no shares of Series A Preferred Stock are currently outstanding), subject to adjustment if Tivity Health (i) declares a stock dividend payable on shares of its common stock, (ii) subdivides outstanding shares of its common stock, or (iii) combines the outstanding shares of common stock into a smaller number of shares of common stock. The holders of common stock and Series A preferred stock vote together as a single class on all matters submitted to a vote of Tivity Health stockholders.

The Tivity Health Board has the authority to determine the voting rights, if any, of the holders of any other series of preferred stock created in the future.

Action by Stockholders	Under Nutrisystem’s bylaws, when a quorum is present at a special or annual meeting of Nutrisystem stockholders, matters must generally be decided by the affirmative vote of the holders of shares of stock having a majority of the votes cast by the holders of all of the shares of stock present in person or represented by proxy and voting on such matter.	Under Tivity Health’s bylaws, when a quorum is present at a special or annual meeting of Tivity Health stockholders, matters must generally be decided by the affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy.

Vacancies on the Board of Directors	Under Nutrisystem’s bylaws, vacancies on the Nutrisystem Board shall be exclusively filled by a majority vote of the remaining directors.	Under Tivity Health’s bylaws, vacancies on the Tivity Health Board may be filled by a majority vote of the remaining directors.

Stockholder Action by Written Consent	Under Nutrisystem’s bylaws, any action that could be taken at a stockholder meeting can be taken without a meeting, upon the written	Under Tivity Health’s certificate of incorporation, stockholder action may only be taken at an annual or special meeting and not by written consent.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
consent of the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.

Amendment of Certificate of Incorporation	Under the DGCL, an amendment to Nutrisystem’s certificate of incorporation generally requires the approval of the board of directors and the holders of a majority of Nutrisystem’s outstanding stock entitled to vote.

Under the DGCL, an amendment to Tivity Health’s certificate of incorporation generally requires the approval of the board of directors and the holders of a majority of Tivity Health’s outstanding stock entitled to vote.

In addition, Tivity Health’s certificate of incorporation provides that the provisions relating to certain transactions between Tivity Health and any “interested stockholder” (a beneficial owner, directly or indirectly, of more than 20% of the outstanding shares of Tivity Health stock) may be amended only by the affirmative vote of the holders of 80% or more of the outstanding voting stock, excluding shares held by such interested stockholder, voting together as a single class.

Amendment of Bylaws	Nutrisystem’s bylaws may be amended by the affirmative vote of holders of no less than 66 2/3% of the common stock outstanding and entitled to vote or by the affirmative vote of a majority of the Nutrisystem Board.	Tivity Health’s bylaws may be amended by the affirmative vote of a majority of the stock represented at any meeting of the stockholders or by the affirmative vote of a majority of the members of the Tivity Health Board who are present at any meeting of the Tivity Health Board.

Special Stockholder Meetings	Under Nutrisystem’s bylaws, a special meeting of the stockholders may be called only by the Nutrisystem Board, chairman of the Nutrisystem Board or chief executive officer.	Under Tivity Health’s bylaws, a special meeting of the stockholders may be called by the chairman of the Tivity Health Board or pursuant to a resolution adopted by a majority of the Tivity Health Board.

Notice of Stockholder Meetings	Under Nutrisystem’s bylaws, written notice of each stockholders’ meeting must be given not less than 10 days, nor more than 60 days, before the meeting and must include information regarding the date, time and place of such meeting and the purpose for which the meeting is called.	Under Tivity Health’s bylaws, written notice of each stockholders’ meeting must be given not less than 10 days, nor more than 60 days, before the meeting and must include information regarding the date, time and place of such meeting and the purpose for which the meeting is called.

Stockholder Nominations of Persons for Election as Directors	The Nutrisystem bylaws generally permit stockholders to nominate persons for election as directors if the	The Tivity Health bylaws generally permit stockholders to nominate persons for election as directors if the stockholder

Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
stockholder intending to make such nomination gives timely notice thereof in writing in proper form.	intending to make such nomination gives timely notice thereof in writing in proper form.

To be timely, a stockholder’s notice must be delivered to Nutrisystem’s principal executive offices no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If the annual meeting is called for a date that is not within 25 days before or after such first anniversary date, then notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly announced, whichever occurs first. In the case of a special meeting of stockholders, notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly announced, whichever occurs first.	To be timely, a stockholder’s notice must be received by Tivity Health’s corporate secretary no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then notice must be received no earlier than 120 days prior to such annual meeting and no later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which the date of such meeting is publicly announced. In the case of a special meeting of stockholders, a stockholder’s notice must be received no earlier than 120 days prior to such special meeting and no later than the close of business on the 90th day prior to such special meeting or the 10th day following the day on which the date of such special meeting is publicly announced.

To be in proper form, the notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of such person, (b) the principal occupation or employment of such person, (c) the class, series and number of all shares of stock of Nutrisystem that are beneficially owned by the person, (d) any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (including the person’s written consent to be named in the proxy statement as a nominee and to serving as director if elected), (e) the name of the nominee holder for, and number of, shares owned beneficially	To be in proper form, the notice must set forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director (a) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (b) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any,

Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
but not of record by such person, (f) whether and the extent to which any hedging or other transaction has been entered into by or on behalf of such person during the previous 60 day period with respect to Nutrisystem stock and whether and the extent to which any other transaction, agreement, arrangement or understanding (including derivative or short positions, profit interests, options, warrants, stock appreciation or similar right, hedging or similar transactions, and borrowed or loaned shares) has been made by or on behalf of such person, the effect or intent of any of the foregoing being to manage the risk or benefit of changes in the Nutrisystem stock price for such person or to increase or decrease the voting power or pecuniary or economic interest of such person with respect to Nutrisystem stock or debt securities, and (g) a description of all purchases and sales of Nutrisystem securities by such stockholder giving notice during the previous 60 day period, including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved; (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made, (a) the name and address of such person, (b) the class, series and number of all shares of Nutrisystem stock that are owned beneficially, or of record, by such person, (c) the name of the nominee holder for, and the number of, shares owned beneficially but not of record by such person, (d) whether and the extent to which any hedging or other transaction has been entered into by or on behalf of such person during the previous 60 day period with respect to Nutrisystem stock and whether and the extent to which any other transaction, agreement, arrangement or understanding (including derivative or short positions, profit interests, options,	and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, (a) the name and address of such stockholder, as they appear on Tivity Health’s books, and of such beneficial owner and (b) (1) the class and number of Tivity Health stock, which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (2) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of Tivity Health stock or with a value derived in whole or in part from the value of any class or series of shares of Tivity Health stock, whether or not such instrument or right shall be subject to settlement in the underlying class or series of Tivity Health stock or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Tivity Health stock, (3) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any Tivity Health security,

Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
warrants, stock appreciation or similar right, hedging or similar transactions, and borrowed or loaned shares) has been made by or on behalf of such person, the effect or intent of any of the foregoing being to manage the risk or benefit of changes in the Nutrisystem stock price for such person or to increase or decrease the voting power or pecuniary or economic interest of such person with respect to Nutrisystem stock or debt securities, and (e) a description of all purchases and sales of Nutrisystem securities by such stockholder giving notice during the previous 60 day period, including the date of the transactions, the class, series and number of securities involved in the transactions and the consideration involved; (iii) a description of (a) all agreements, arrangements or understandings (whether written or oral) between or among the stockholder giving notice, the beneficial owner, if any, each proposed nominee, or any other person relating to the proposed nomination or Nutrisystem or b) any material interest in Nutrisystem; (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder or its affiliates and associates, on the one hand, and each proposed nominee, or his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC (and any successor regulation), if the stockholder making the nomination and any other person on whose behalf the nomination is made, or any affiliate or associate thereof, were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant;	(4) any short interest in any Tivity Health security (a person is deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of Tivity Health stock owned beneficially by such stockholder that are separated or separable from the underlying shares of Tivity Health stock, (6) any proportionate interest in shares of Tivity Health stock or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to base any increase or decrease in the value of shares of Tivity Health stock or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
(vi) a representation that the stockholder giving notice intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; (vii) a representation whether the stockholder or the beneficial owner, if any, intends, or is part of a group that intends, to deliver a proxy statement or form of proxy to holders of at least the percentage of Nutrisystem’s outstanding stock required to elect the nominee or otherwise solicit proxies from stockholders in support of the nomination; and (viii) any other information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Nutrisystem may require any proposed nominee to furnish such other information as Nutrisystem may reasonably request, including, without limitation, information required to determine the eligibility of such proposed nominee to serve as a director of Nutrisystem.

Stockholder Proposals (other than Nomination of Persons for Election as Directors)	Nutrisystem’s bylaws generally permit stockholders to bring business (other than nominations of persons for election as directors) before a meeting of the stockholders if the stockholder intending to bring such business gives timely notice thereof in writing in proper form.	Tivity Health’s bylaws generally permit stockholders to bring business (other than nominations of persons for election as directors) before a meeting of the stockholders if the stockholder intending to bring such business gives timely notice thereof in writing in proper form.

	To be timely, a stockholder’s notice must be delivered to Nutrisystem’s principal executive offices no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If the annual meeting is called for a date that is not within 25 days before or after such first anniversary date, then notice must be received no later than the close of business on the tenth day	To be timely, a stockholder’s notice must be received by Tivity Health’s corporate secretary no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, then notice must be received no earlier than 120 days prior to such annual meeting and no later

Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
following the day on which notice of the date of the annual meeting was mailed or publicly announced, whichever occurs first.	than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which the date of such meeting is publicly announced.

To be in proper form, the notice must set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) as to the stockholder giving notice and the beneficial owner, if any, on whose behalf the proposal is being made, (a) the name and address of such person, (b) the class, series and number of all shares of Nutrisystem stock of the Corporation that are owned beneficially or of record by such person, (c) the name of each nominee holder for, and the number of, shares owned beneficially but not of record by each such person and (d) whether and the extent to which any hedging or other transaction has been entered into by or on behalf of such stockholder during the previous 60 day period with respect to shares of Nutrisystem stock and whether and the extent to which any other transaction, agreement, arrangement or understanding (including derivative or short positions, profit interests, options, warrants, stock appreciation or similar right, hedging or similar transactions, and borrowed or loaned shares) has been made by or on behalf of such stockholder, the effect or intent of any of the foregoing being to manage the risk or benefit of changes in Nutrisystem stock price for such person or to increase or decrease the voting power or pecuniary or economic interest of such person with respect to Nutrisystem stock or debt securities; (iii) a description of all purchases and sales of Nutrisystem securities by or on behalf of such stockholder during the previous 60 day period, including the date of the	To be in proper form, the notice must include as to each matter the stockholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, (a) the name and address of such stockholder, as they appear on Tivity Health’s books, and of such beneficial owner and (b) (1) the class and number of Tivity Health stock, which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, (2) any Derivative Instrument directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Tivity Health stock, (3) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any Tivity Health security, (4) any short interest in any Tivity Health security (a person is deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (5) any rights to dividends on the shares of Tivity Health stock owned beneficially by such stockholder that are separated or separable from the underlying shares of Tivity Health stock, (6) any proportionate interest in shares of Tivity Health stock or

Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
transactions, the class, series and number of securities involved in the transactions and the consideration involved; (iv) a description of (a) all agreements, arrangements or understandings (whether written or oral) between or among the stockholder giving the notice and on whose behalf the proposal is being made and any other person or persons in connection with the proposal or Nutrisystem or (b) any material interest of the stockholder giving notice or on whose behalf the proposal is being made in the proposal or Nutrisystem, including any anticipated benefit to such person or persons therefrom; (v) a representation that the stockholder giving notice intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; (vi) a representation whether the stockholder or the beneficial owner, if any, intends, or is part of a group that intends, to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of the proposal; and (vii) any other information relating to the stockholder giving the notice and on whose behalf the proposal is being made that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies with respect to business brought at an annual meeting of stockholders pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. In addition, a stockholder seeking to bring an item of business before the annual meeting shall promptly provide any other information reasonably requested by Nutrisystem.	Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (7) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to base any increase or decrease in the value of shares of Tivity Health stock or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
Limitation of Liability of Directors and Officers	Nutrisystem’s certificate of incorporation provides that Nutrisystem’s directors will not be personally liable to Nutrisystem or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability under applicable law (i) for any breach of the director’s duty of loyalty to Nutrisystem or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.	Tivity Health’s certificate of incorporation provides that Tivity Health’s directors will not be personally liable to Tivity Health or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to Tivity Health or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers Employees and Agents	Under Nutrisystem’s certificate of incorporation and bylaws, Nutrisystem will indemnify to the fullest extent permitted by law and advance expenses to any person (upon receipt of an undertaking by or on behalf of such person to repay such expenses if it is ultimately determined that such person is not entitled to be indemnified by Nutrisystem) who was or is made or is threatened to be made a party or is otherwise involved (including the giving of testimony or similar involvement) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Nutrisystem or such director or officer of Nutrisystem is or was serving at the written request of Nutrisystem as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including, without limitation, service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person, subject to limitations for claims initiated by such person. Under	Under Tivity Health’s certificate of incorporation, Tivity Health will indemnify its current and former directors and officers and advance expenses (upon receipt of an undertaking by or on behalf of such director or officer to repay such expenses if it is ultimately determined that such director or officer is not entitled to be indemnified by Tivity Health), to the fullest extent permitted by Delaware law, subject to limitations for claims initiated by the director or officer.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
Nutrisystem’s bylaws, Nutrisystem may indemnify and advance expenses to other persons when and as authorized by appropriate corporate action.

Proxies	The Nutrisystem bylaws provide that a stockholder may vote his, her or its shares in person or by a duly appointed proxy.	The Tivity Health bylaws provide that a stockholder may vote his, her or its shares in person or by a duly appointed proxy.

Quorum	Under the Nutrisystem bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy shall constitute a quorum for the transaction of business at a meeting of the stockholders.	Under the Tivity Health bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of the stockholders for the transaction of business.

Appraisal Rights or Dissenters’ Rights	Neither the Nutrisystem certificate of incorporation nor the Nutrisystem bylaws contain provisions regarding appraisal or dissenters’ rights.	Neither the Tivity Health certificate of incorporation nor the Tivity Health bylaws contain provisions regarding appraisal or dissenters’ rights.

Dividends and Stock Repurchases	Neither the Nutrisystem certificate of incorporation nor the Nutrisystem bylaws contain provisions regarding dividends and stock repurchases.	Under the Tivity Health certificate of incorporation, the holders of shares of Tivity Health common stock are entitled to such dividends as may be declared at such times and in such amounts as may be determined by the Tivity Health Board.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	Neither the Nutrisystem certificate of incorporation nor the Nutrisystem bylaws contain provisions regarding fundamental or extraordinary corporate transactions.	Tivity Health’s certificate of incorporation provides that, in addition to any affirmative vote required by applicable law or Tivity Health’s certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, excluding shares held by an interested stockholder, voting as a single class, is required to approve any business combination, unless such business combination is approved by a majority of the disinterested directors or satisfies certain fair price criteria. As defined in Tivity Health’s certificate of incorporation, “business combination” generally means (i) any merger or consolidation of Tivity Health with any interested stockholder, (ii) any sale or transfer or other disposition of assets to or

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights

with any interested stockholder of any assets having an aggregate fair market value of $30 million, (iii) the issuance or transfer of any securities of Tivity Health to an interested stockholder in exchange for consideration having an aggregate fair market value of $10 million or more, (iv) the adoption of any plan for the liquidation or dissolution of Tivity Health proposed by or on behalf of an interested stockholder, or (v) any reclassification of securities or recapitalization of Tivity Health that has the effect, directly or indirectly of increasing the proportionate share of the outstanding shares of any class of equity or convertible security of Tivity Health which is owned directly or indirectly by any interested stockholder or affiliate thereof.

As defined in Tivity Health’s certificate of incorporation, “disinterested director” means any member of the Tivity Health Board who is unaffiliated with the interested stockholder and was a director prior to the interested stockholder becoming such, and any successor of a disinterested director who is unaffiliated with the interested stockholder and is recommended to succeed such disinterested director by a majority of the disinterested directors then on the Tivity Health Board.

State Anti-Takeover Statutes

A Delaware corporation may opt out of Section 203 of the DGCL in its certificate of incorporation or stockholder approved bylaws. Nutrisystem has not elected to opt-out of Section 203.

Under Section 203 of the DGCL, a corporation is prohibited from engaging in a “business combination” with a stockholder who owns 15% or more of the corporation’s voting stock (an interested stockholder) for three years following the date that such stockholder became an interested stockholder unless (i) prior to the date such stockholder became an interested stockholder, the board of directors approved either the business

Tivity Health has elected to opt-out of Section 203 of the DGCL.

	Nutrisystem Stockholder Rights	Tivity Health Stockholder Rights
combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (subject to certain exclusions), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote (but not written consent) of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder.

Stockholder Rights Plan	Nutrisystem currently has no stockholder rights plan.	Tivity Health currently has no stockholder rights plan.

Preemptive Rights	Nutrisystem’s certificate of incorporation is silent regarding preemptive rights.	Tivity Health’s certificate of incorporation is silent regarding preemptive rights.

LEGAL MATTERS

The validity of the shares of Tivity Health common stock to be issued to Nutrisystem stockholders pursuant to the Merger will be passed upon by Bass, Berry & Sims PLC, Nashville, Tennessee.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Tivity Health, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Nutrisystem, Inc. as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2017 consolidated financial statements refers to a change in the method of accounting for excess tax benefits from share-based payment transactions in the year ended December 31, 2017 due to the adoption of Accounting Standards Update No. 2016-09, “Improvements to Employee Share-Based Payment Accounting.”

FUTURE STOCKHOLDER PROPOSALS

It is not expected that Nutrisystem will hold its 2019 annual meeting of stockholders unless the Merger is not completed within the currently anticipated timeline.

If the Merger is not completed by the expected date of Nutrisystem’s 2019 annual meeting of stockholders, Nutrisystem plans to hold such annual meeting. Nutrisystem’s 2019 annual meeting of stockholders is expected to be held in May 2019, approximately one year following Nutrisystem’s 2018 annual meeting of stockholders (May 9, 2018), although this date may be subject to change.

Eligible Nutrisystem stockholders may submit proposals for consideration at Nutrisystem’s 2019 annual meeting of stockholders. In order for a stockholder proposal to be considered for inclusion in the proxy materials for Nutrisystem’s 2019 annual meeting of stockholders, proposals must comply with provisions of Rule 14a-8 of the Exchange Act and must have been received by Nutrisystem’s Secretary at Nutrisystem’s offices at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034 no later than December 4, 2018. If, however, the date of Nutrisystem’s 2019 annual meeting of stockholders will be on or before April 9, 2019 or on or after June 8, 2019, then the deadline will be a reasonable time before Nutrisystem begins to print and send out its proxy materials. The dates referenced below with respect to proposing an item of business at Nutrisystem’s 2019 annual meeting will not affect any rights of stockholders to request inclusion of proposals in its proxy statement pursuant to Rule 14a-8 of the Exchange Act.

In addition, under Nutrisystem’s bylaws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. These procedures provide that a nomination for director nominee(s) and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to Nutrisystem’s Secretary at Nutrisystem’s offices at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034. Nutrisystem must receive written notice of your intention to introduce a nomination or to propose an item of business at its 2019 annual meeting of stockholders on or after January 9, 2019, but on or before February 8, 2019, or, if Nutrisystem’s 2019 annual meeting of stockholders will be held before April 14, 2019 or after June 3, 2019, then no later than the close of business on the 10th day following the date on which notice of the date of Nutrisystem’s 2019 annual meeting of stockholders is mailed or public disclosure of the date of the 2019 Annual Meeting of Stockholders is made, whichever first occurs.

Any such notice must include all of the information required to be in such notice pursuant to Nutrisystem’s bylaws. We advise you to review the Nutrisystem bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the Nutrisystem stockholder making the proposal, each nominee and the proposal itself. The Nutrisystem bylaws were filed as an exhibit to Nutrisystem’s Current Report on Form 8-K filed with the SEC on July 22, 2009 with subsequent amendments filed as exhibits to Nutrisystem’s Current Reports on Form 8-K filed with the SEC on January 7, 2016 and April 5, 2017. You may also contact the Secretary of Nutrisystem at Nutrisystem, Inc., Fort Washington Executive Center, 600 Office Center Drive, Fort Washington, Pennsylvania 19034 to request a copy of the Nutrisystem bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Tivity Health has filed a registration statement on Form S-4 to register with the SEC the shares of Tivity Health common stock to be issued to Nutrisystem stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Tivity Health in addition to being a proxy statement of Nutrisystem for its stockholder meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about Tivity Health and the Tivity Health common stock. The rules and regulations of the SEC allow Tivity Health and Nutrisystem to omit certain information included in the registration statement from this proxy statement/prospectus.

Tivity Health and Nutrisystem each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Tivity Health and Nutrisystem, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult Tivity Health’s and Nutrisystem’s website for more information about Tivity Health or Nutrisystem, respectively. Tivity Health’s website is www.tivityhealth.com. Nutrisystem’s website is www.nutrisystem.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

The SEC allows Tivity Health and Nutrisystem to “incorporate by reference” into this proxy statement/prospectus information that Tivity Health and Nutrisystem file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Tivity Health or Nutrisystem documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

This proxy statement/prospectus incorporates by reference the documents listed below that Tivity Health and Nutrisystem have previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents may contain important information about Tivity Health, and Nutrisystem and their respective financial condition or other matters:

Tivity Health SEC Filings (File No. 000-19364)

•	Tivity Health’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018;

•

Tivity Health’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 4, 2018, for the quarterly period ended June 30, 2018, filed with the SEC on August 3, 2018, and for the quarterly period ending September 30, 2018, filed with the SEC on November 6, 2018;

•	Tivity Health’s Current Reports on Form 8-K, filed with the SEC on May 25, 2018, August 14, 2018, September 19, 2018, December 10, 2018 and January 23, 2019;

•	Definitive Proxy Statement for Tivity Health’s 2018 annual meeting, filed with the SEC on April 13, 2018; and

•

the description of Tivity Health’s common stock contained in Tivity Health’s Registration Statement on Form 8-A, filed with the SEC on June 21, 2000, including any amendments or reports filed for the purpose of updating such description.

Nutrisystem SEC Filings (File No. 000-28551)

•	Nutrisystem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018;

•

Nutrisystem’s Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2018, filed with the SEC on May 2, 2018, for the quarterly period ended June 30, 2018, filed with the SEC on August 1, 2018; and for the quarterly period ended September 30, 2018, filed with the SEC on November 1, 2018;

•	Nutrisystem’s Current Reports on Form 8-K, filed with the SEC on May 11, 2018, October 25, 2018, October 30, 2018, December 10, 2018 and January 23, 2019;

•	Definitive Proxy Statement for Nutrisystem’s 2018 annual meeting, filed with the SEC on March 26, 2018; and

•

the description of Nutrisystem’s common stock contained in Nutrisystem’s Registration Statement on Form 8-A, filed with the SEC on June 22, 2005 including any amendments or reports filed for the purpose of updating such description.

In addition, all documents filed by Tivity Health and Nutrisystem with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and made a part of this proxy statement/prospectus from the respective dates of filing, except that in each case Tivity Health and Nutrisystem are not incorporating by reference any information furnished but not filed, except as otherwise specified herein. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Tivity Health has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Tivity Health, as well as all pro forma financial information, and Nutrisystem has supplied all such information relating to Nutrisystem.

Documents incorporated by reference are available from Tivity Health or Nutrisystem, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Tivity Health, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

Telephone: (800) 869-5311

Attention: Investor Relations

Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, Pennsylvania 19034

Telephone: (646) 277-1254

Attention: Investor Relations

If you would like to request documents, please do so by February 26, 2019, in order to receive them before the Nutrisystem special meeting.

You should not rely on information that purports to be made by or on behalf of Tivity Health or Nutrisystem other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Tivity Health nor Nutrisystem has authorized anyone to provide you with information on behalf of Tivity Health or Nutrisystem, respectively, that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated February 4, 2019. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. Neither its mailing to stockholders nor the issuance of Tivity Health common stock in the Merger will create any implication to the contrary.

Annex A

This Merger Agreement has been included to provide you with information regarding the terms of the Merger and is not intended to provide any factual information about Tivity Health or Nutrisystem. The representations, warranties and covenants contained in this Merger Agreement have been made solely for the purposes of this Merger Agreement and as of specific dates; are solely for the benefit of the parties to this Merger Agreement; are not intended as statements of fact to be relied upon by Tivity Health stockholders, Nutrisystem stockholders or other persons, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of this Merger Agreement, which disclosures are not reflected in this Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by Tivity Health stockholders, Nutrisystem stockholders or other persons. Tivity Health stockholders, Nutrisystem stockholders and other persons are not third-party beneficiaries under this Merger Agreement (except, following the Effective Time, with respect to Nutrisystem stockholders’ right to receive the Merger Consideration and the right of holders of Nutrisystem equity awards to receive the consideration provided for such equity awards pursuant to this Merger Agreement and certain other limited obligations) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Tivity Health, Nutrisystem or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the proxy statement/prospectus, may have changed since the date of this Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the proxy statement/prospectus.

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 9, 2018

BY AND AMONG

TIVITY HEALTH, INC.

SWEET ACQUISITION, INC.

AND

NUTRISYSTEM, INC.

A-i

A-ii

A-iii

Index of Defined Terms

2016 SPRSU Award	A-8
2017 PRSU Award	A-8
2018 PRSU Award	A-8
Acceptable Confidentiality Agreement	A-64
Acquisition Proposal	A-64
Affiliate	A-64
Agreement	A-1
Alternative Financing	A-50
Antitrust Laws	A-64
Appraisal Shares	A-6
Assumed Performance Unit Award	A-8
Assumed Restricted Stock Award	A-7
Bankruptcy and Equity Exception	A-11
Benefits Continuation Period	A-44
Book Entry Company Share	A-3
Book Entry Parent Shares	A-4
Business Day	A-64
Cash Consideration	A-3
Certificate	A-3
Certificate of Merger	A-2
Change of Board Recommendation	A-40
Closing	A-2
Closing Date	A-2
Code	A-64
Commitment Letter	A-64
Company	A-1
Company Balance Sheet	A-65
Company Benefit Plans	A-16
Company Board Recommendation	A-11
Company Bylaws	A-9
Company Charter	A-9
Company Common Stock	A-3
Company Disclosure Letter	A-9
Company Equity Awards	A-10
Company Intellectual Property	A-20
Company Material Adverse Effect	A-65
Company Material Contract	A-19
Company Preferred Stock	A-9
Company PRSU Award	A-8
Company Registered Intellectual Property	A-20
Company Related Parties	A-66
Company Restricted Stock Award	A-7
Company SEC Documents	A-12
Company SEC Financial Statements	A-13
Company Stock Option	A-7
Company Stock Plan	A-66
Company Stock Plan Reduction	A-3
Company Stockholder Approval	A-11
Company Stockholders Meeting	A-38

Confidentiality Agreement	A-66
Consent	A-12
Continuing Employees	A-44
Contract	A-66
Credit Agreement	A-66
Current Insurance	A-46
DGCL	A-1
DTC	A-4
Effective Time	A-2
Environmental Laws	A-66
Equity Award Exchange Ratio	A-66
ERISA	A-16
ERISA Affiliate	A-17
Exchange Act	A-66
Exchange Agent	A-3
Exchange Fund	A-4
Exchange Ratio	A-3
Excluded Share	A-66
Filing	A-12
Financing	A-66
Financing Source	A-66
Form S-4	A-37
GAAP	A-66
Governmental Entity	A-12
Hazardous Substances	A-67
HSR Act	A-12
Indemnified Party	A-46
Inside Date	A-2
Intellectual Property	A-20
internal controls	A-13
International Trade Law	A-67
Intervening Event	A-67
IRS	A-16
IT Systems	A-20
JPM	A-69
Knowledge	A-67
Laws	A-67
Lease	A-21
Leased Real Property	A-67
Lien	A-67
Material Purchase Order	A-67
Merger	A-1
Merger Consideration	A-3
Merger Consideration Value	A-7
Merger Sub	A-1
Merger Sub Bylaws	A-25
Merger Sub Charter	A-25
Morgan Stanley	A-69
Nasdaq	A-67

A-iv

Net Option Share	A-7
Notice Period	A-41
OFAC	A-14
Order	A-67
Ordinary Course	A-68
Outside Date	A-55
Parent	A-1
Parent Balance Sheet	A-68
Parent Bylaws	A-25
Parent Charter	A-24
Parent Common Stock	A-3
Parent Disclosure Letter	A-24
Parent Material Adverse Effect	A-68
Parent Preferred Stock	A-25
Parent Related Party	A-69
Parent SEC Documents	A-28
Parent SEC Financial Statements	A-29
Parent Stock Plans	A-69
Parent Stock Price	A-69
Parent Warrant Confirmations	A-69
Pension Plan	A-17
Permits	A-15
Permitted Individuals	A-44
Permitted Lien	A-69
Person	A-70
Proceeding	A-70
Proposed Changed Terms	A-41
Proxy Statement/Prospectus	A-37

Regulation M-A Filing	A-38
Regulation S-K	A-14
Reporting Tail Endorsement	A-46
Representatives	A-70
Restricted Information	A-42
Sarbanes-Oxley Act	A-70
SEC	A-9
Securities Act	A-70
Significant Subsidiaries	A-9
Solvent	A-32
Stock Consideration	A-3
Stock Threshold	A-3
Subsidiary	A-70
Superior Proposal	A-70
Surviving Corporation	A-1
Takeover Statute	A-23
Tax	A-70
Tax Return	A-70
Tax Sharing Agreement	A-70
Taxing Authority	A-70
Termination Fee	A-57
Top Customers	A-70
Top Parent Counterparties	A-70
Top Suppliers	A-71
Total Issuance	A-3
Transaction Litigation	A-48
WARN	A-71
Willful Breach	A-71

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 9, 2018 (this “Agreement”), is by and among Tivity Health, Inc., a Delaware corporation (“Parent”), Sweet Acquisition, Inc., a newly formed Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), and Nutrisystem, Inc., a Delaware corporation (the “Company”). The Company, Parent and Merger Sub may be referred to herein as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the merger as a direct, wholly-owned Subsidiary of Parent (the “Merger”) pursuant to Section 251 of the DGCL;

WHEREAS, on the terms and subject to the conditions set forth herein, the Board of Directors of the Company has unanimously (i) approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, (iii) directed that the adoption of this Agreement be submitted to the stockholders of the Company, and (iv) resolved, subject to Section 6.3, to recommend the adoption of this Agreement by the holders of Company Common Stock;

WHEREAS, (i) the Board of Directors of Merger Sub has unanimously approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of Merger Sub and its sole stockholder, and (ii) the Boards of Directors of both of Parent and Merger Sub have unanimously approved this Agreement, the Merger and the other transactions contemplated hereby (including, in the case of the Board of Directors of Parent, the approval of the issuance of the shares of Parent Common Stock comprising the Stock Consideration pursuant to the terms and conditions hereof) and approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and the other transactions contemplated hereby and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue its existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct, wholly-owned Subsidiary of Parent.

(b) The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL and other applicable Law.

Section 1.2 Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1 hereof, and subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Central Time), on the third Business Day following the date on which the last of the conditions set forth in Article VII is satisfied or, to the extent permitted by applicable Law, waived by the party entitled to waive such condition (other than those conditions that, by their nature or terms, can only be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee, or such other time, date or place as is agreed to in writing by the parties hereto; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, Parent and Merger Sub shall not be obligated to effect the Closing prior to January 30, 2019 (the “Inside Date”), but subject to the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in Article VII (other than those conditions that by their nature are only capable of being satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. At the Closing on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”), together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL (the date and time of such filing, or if another date and time is agreed to by the parties and specified in such filing, such specified date and time, being the “Effective Time”).

Section 1.4 Certificate of Incorporation. Subject to Section 6.8(c) hereof, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit A hereto, until thereafter amended in accordance with its terms and the DGCL.

Section 1.5 Bylaws. Subject to Section 6.8(c), at the Effective Time, the bylaws of the Surviving Corporation shall be amended in their entirety to read as set forth on Exhibit B hereto, until thereafter amended in accordance with their terms and the DGCL.

Section 1.6 Board of Directors. Subject to applicable Law, the parties hereto shall take all requisite action such that the directors of Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the initial directors of the Surviving Corporation and shall hold such office until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. The officers of the Company immediately prior to the Effective Time, from and after the Effective Time, shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, $0.001 par value per share, of the Company (the “Company Common Stock”):

(a) Subject to Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Appraisal Shares and Excluded Shares) shall be converted into, and become exchangeable for, the right to receive (i) $38.75 in cash (the “Cash Consideration”) and (ii) 0.2141 (the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share (the “Stock Consideration”, together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”). At the Effective Time, all of the shares of Company Common Stock (other than Excluded Shares and Appraisal Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist and each certificate (a “Certificate”) formerly representing any of the shares of Company Common Stock, and each non-certificated share of Company Common Stock represented by book entry (each, a “Book Entry Company Share”), other than in each case those representing Excluded Shares or Appraisal Shares, shall thereafter represent only the right to receive, without interest, (A) the Merger Consideration, and (B) with respect to the Stock Consideration, the right, if any, to receive (1) pursuant to Section 2.2(f) cash in lieu of fractional shares of Parent Common Stock into which such shares of Company Common Stock have been converted pursuant to this Section 2.1(a) and (2) any distribution or dividend payable pursuant to Section 2.2(d).

(b) If (v) the aggregate number of shares of Parent Common Stock to be issued in connection with the Merger, plus (w) the aggregate number of shares of Parent Common Stock subject to Assumed Restricted Stock Awards as of immediately following the Effective Time plus (x) the aggregate number of shares of Parent Common Stock subject to Assumed Performance Unit Awards as of immediately following the Effective Time, plus (y) the number of shares of Parent Common Stock that would be available for issuance immediately following the Effective Time in respect of the remaining shares reserved and available for issuance under the Company Stock Plan assumed pursuant to Section 2.5(d), plus (z) any other shares required to be taken into account for purposes of Nasdaq Listing Rule 5635 (or any successor thereto) (the “Total Issuance”) would exceed 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (the “Stock Threshold”), then (i) first, the Company shall, at Parent’s request at least two Business Days prior to the Closing Date, amend the Company Stock Plan to reduce the number of shares remaining reserved and available for issuance thereunder by the minimum extent necessary to cause the Total Issuance (as so reduced) not to exceed the Stock Threshold (but in no event below an amount equal to the number of shares of Company Common Stock subject to Company Equity Awards immediately prior to the Effective Time)) (the “Company Stock Plan Reduction”), and (ii) then, if the Company Stock Plan Reduction is insufficient to cause the Total Issuance (as reduced by the Company Stock Plan Reduction) not to exceed the Stock Threshold, (A) the Exchange Ratio shall be reduced to the minimum extent necessary (rounded down to the nearest ten-thousandth) such that the Total Issuance (as reduced by the Company Stock Plan Reduction and such reduction in the Exchange Ratio) does not exceed the Stock Threshold and (B) the Cash Consideration for all purposes under this Agreement will be increased on a per-share basis by the amount of such reduction in the Exchange Ratio multiplied by the Parent Stock Price (rounded to the nearest ten-thousandth of a cent).

(c) Each share of Company Common Stock that is an Excluded Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(d) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.2 Exchange of Shares of Company Common Stock.

(a) Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of shares of

Company Common Stock, (i) at the Effective Time, certificates (or at Parent’s option, evidence of non-certificated shares of Parent Common Stock in book-entry form (“Book Entry Parent Shares”)), constituting at least the amounts necessary for the aggregate Stock Consideration required to be issued pursuant to Section 2.1(a), (ii) at the Effective Time, cash in immediately available funds constituting at least the amounts necessary for the aggregate Cash Consideration required to be paid pursuant to Section 2.1(a), plus any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f), and (iii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the shares of Parent Common Stock to be issued or to be paid pursuant to Section 2.2(d), in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu thereof as provided in Section 2.2(h)) or Book Entry Company Shares pursuant to the provisions of this Article II (such cash, certificates for shares of Parent Common Stock and evidence of Book Entry Parent Shares, together with the amount of any dividends or other distributions payable pursuant to this Article II with respect thereto, in the aggregate, the “Exchange Fund”). The Exchange Agent shall invest the cash available in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Cash Consideration required to be paid pursuant to Section 2.1(a), plus cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.2(f), plus any dividends or distributions that the holders have the right to receive pursuant to Section 2.2(d), as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent as provided in Section 2.2(g). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Company Shares and shall obtain no rights or interests in the shares represented thereby.

(b) As promptly as practicable after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of shares of Company Common Stock (other than Excluded Shares) that are evidenced by Certificates or Book Entry Company Shares not held through the Depository Trust Company (“DTC”) (i) a letter of transmittal (which shall be in customary form reasonably acceptable to the Company and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Company Shares shall pass only upon delivery of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 2.2(h)) or transfer of the Book Entry Company Shares to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Company Shares)) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates) or transferring the Book Entry Company Shares to the Exchange Agent in exchange for the Merger Consideration and any cash paid in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.2(f) and any dividends or distributions, in each case, to which the holder has the right to receive pursuant to Section 2.2(d). With respect to Book Entry Company Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of shares of Company Common Stock (other than Excluded Shares) held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f) and any dividends or distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(c) Procedures for Surrender.

(i) After the Effective Time, and (A) upon surrender to the Exchange Agent of shares of Company Common Stock (other than Excluded Shares) that are Certificates, by physical surrender of such Certificates

(or affidavit of lost, stolen or destroyed Certificate in lieu of a Certificate, as provided in Section 2.2(h)) in accordance with the terms of the letter of transmittal and accompanying instructions, (B) upon the transfer of shares of Company Common Stock (other than Excluded Shares) that are Book Entry Company Shares not held through DTC, in accordance with the terms of the letter of transmittal and accompanying instructions (including the delivery of any other documents the Exchange Agent may reasonably require), or (C) upon the transfer of shares of Company Common Stock (other than Excluded Shares) that are Book Entry Company Shares held through DTC, including by delivery of an “agent’s message,” in accordance with DTC’s customary procedures and such other customary procedures as agreed by Parent, the Exchange Agent and DTC, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (1) the aggregate amount of Cash Consideration that such holder is entitled to receive pursuant to Section 2.1(a), (2) the number of Certificates of shares of Parent Common Stock or Book Entry Parent Shares representing, in the aggregate, the whole number of shares that such holder has a right to receive pursuant to Section 2.1(a), (3) any dividends or other distributions payable that such holder is entitled to receive pursuant to Section 2.2(d), and (4) any cash in lieu of fractional shares of Parent Common Stock that such holder is entitled to receive pursuant to Section 2.2(f), if applicable.

(ii) In the event of a transfer of ownership of shares of Company Common Stock that are not registered in the transfer records of the Company, the Exchange Agent may make payment of the proper amount of Merger Consideration to such transferee if (A) in the case of Book Entry Company Shares, written instructions authorizing the transfer of the Book Entry Company Shares are presented to the Exchange Agent, (B) in the case of Certificates, the Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock are to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

(iii) No interest shall be paid or accrue on any cash payable upon surrender of the shares of Company Common Stock. Any Certificate that has been surrendered shall be cancelled by the Exchange Agent.

(d) Distributions with Respect to Unexchanged Shares of Company Common Stock. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by Parent in respect of shares of Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Stock Consideration issuable pursuant to this Agreement. No dividends or other distributions in respect of the shares of Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or untransferred Book Entry Company Share until such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 2.2(h)) or Book Entry Company Share is transferred for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificate as provided in Section 2.2(h)) or transfer of such Book Entry Company Share that has been converted into the right to receive the Merger Consideration, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock (or as applicable, Book Entry Parent Shares) issued in exchange therefor, without interest, (i) at the time of such surrender or transfer, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender or transfer, as applicable.

(e) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book Entry Company Share is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the aggregate Merger Consideration (and to the extent applicable, cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.2(f) and/or any dividends or other distributions pursuant to Section 2.2(d)) to which the holder thereof is entitled pursuant to this Article II.

(f) Fractional Shares of Company Common Stock. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of shares of Company Common Stock entitled to receive a fractional share of Parent Common Stock but for this Section 2.2(f) shall be entitled to receive a cash payment in lieu thereof, without interest, rounded down to the nearest whole cent, which payment shall be calculated by the Exchange Agent and shall be an amount equal to the product of (i) the Parent Stock Price multiplied by (ii) the fraction of a share of Parent Common Stock (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional shares of Parent Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to Parent. Any holder of shares of Company Common Stock (other than Excluded Shares) who has theretofore not complied with this Article II shall thereafter look only to Parent for delivery of any Merger Consideration (and to the extent applicable, cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.2(f) and/or any dividends or other distributions pursuant to Section 2.2(d)), payable and/or issuable pursuant to Section 2.1 and Section 2.2 upon due surrender of their Certificates (or affidavits of lost, stolen or destroyed Certificates in lieu of the Certificates as provided in Section 2.2(h)) or transfer of Book Entry Company Shares, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund which remains undistributed to the holders of shares of Company Common Stock immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Entity, shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against Parent, the Exchange Agent or any of Parent’s Subsidiaries with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration, and (to the extent applicable) any cash pursuant to Section 2.2(f) or unpaid dividends or other distributions pursuant to Section 2.2(d), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of such consideration as may be determined to be due with respect to such Appraisal Shares pursuant to and subject to the requirements of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL with respect to Appraisal Shares, then the right of such holder to seek appraisal of such shares of Company Common Stock shall cease and such shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(a), without interest (and to the extent applicable, cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.2(f) and/or any dividends or other distributions pursuant to Section 2.2(d)). The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock and any withdrawals of such demands, and Parent shall participate in and control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.4 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the issued and outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, subdivision, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.4 shall be construed to permit the Company or Parent to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

Section 2.5 Treatment of Company Equity Awards.

(a) Company Stock Options. Each option to purchase shares of Company Common Stock that is outstanding immediately prior to the Effective Time (each, a “Company Stock Option”) and is vested as of immediately prior to the Effective Time shall be cancelled and converted as of immediately prior to the Effective Time into the right to receive in respect of each Net Option Share, if any, subject to such Company Stock Option, an amount in cash equal to the Merger Consideration Value. For purposes of this Agreement, “Net Option Share” means, with respect to a Company Stock Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (ii) the Merger Consideration Value. For purposes of the preceding sentence, the “Merger Consideration Value” means the sum of (1) the Cash Consideration and (2) the product of (x) the Exchange Ratio and (y) the Parent Stock Price. For clarity, each Company Stock Option that is vested as of immediately prior to the Effective Time and has an exercise price per share of Company Common Stock subject to such Company Stock Option that is equal to or greater than the Merger Consideration Value shall terminate and be cancelled as of the Effective Time for no consideration. The Cash Consideration payable under this Section 2.5(a) to former holders of a Company Stock Options shall be paid through the Surviving Corporation’s payroll to such former holders at the next regular payroll date following the Effective Time.

(b) Company Restricted Stock Awards. Each award of restricted shares of Company Common Stock that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Stock Award”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and converted, as of the Effective Time, into an award of shares of restricted Parent Common Stock subject to vesting, repurchase or other restrictions (an “Assumed Restricted Stock Award”) with the same terms and conditions as applied to each such Company Restricted Stock Award immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividend or other distribution equivalents), and relating to the number of shares of Parent Common Stock equal the product of (x) the number of shares of Company Common Stock that were subject to such Company Restricted Stock Award immediately prior to the Effective Time, multiplied by (y) the Equity Award Exchange Ratio, with the result rounded to the nearest whole number of shares of Parent Common Stock.

(c) Company Performance-Based Restricted Stock Units. Each award of performance-based restricted stock units with respect to shares of Company Common Stock (each, a “Company PRSU Award”) (A) designated as a “Special 2016 Performance-Based Restricted Stock Unit” (each, a “2016 SPRSU Award”), (B) granted with respect to the 2017-2018 performance period (each, a “2017 PRSU Award”) or (C) granted with respect to the 2018-2019 performance period (each, a “2018 PRSU Award”), in each case, that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and converted, as of the Effective Time, into a time-vesting restricted unit award (each, an “Assumed Performance Unit Award”); provided that each Assumed Performance Unit Award shall cover that number of shares of Parent Common Stock equal to the product of (i) either (x) for each 2017 PRSU Award, the number of shares that may be earned under such 2017 PRSU Award based on actual performance as of immediately prior to the Effective Time relative to the previously established performance metrics applicable thereto as determined by the Board of Directors of the Company (or an authorized committee thereof) prior to the Effective Time, or (y) for each 2016 SPRSU Award and each 2018 PRSU Award, the maximum number of shares of Company Common Stock that may be earned under such 2016 SPRSU Award or 2018 PRSU Award as of immediately prior to the Effective Time, assuming maximum performance levels were achieved, multiplied by (ii) the Equity Award Exchange Ratio, with the result rounded to the nearest whole number of shares of Parent Common Stock. Except as provided in this Section 2.5(c), each Assumed Performance Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding 2016 SPRSU Award, 2017 PRSU Award or 2018 PRSU Award, as the case may be, immediately prior to the Effective Time (including terms relating to vesting protection and the payout of accrued and future dividend or other distribution equivalents, and other than with respect to performance metrics thereunder)

(d) Assumption of Company Stock Plan and Award Agreements. At the Effective Time, Parent shall assume all the obligations of Company under the Company Stock Plan with respect to each Assumed Restricted Stock Award and Assumed Performance Unit Award outstanding at the Effective Time and the agreements evidencing the grants thereof, in each case, subject to the adjustments in this Section 2.5. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Assumed Restricted Stock Awards and Assumed Performance Unit Awards appropriate notices setting forth such holders’ rights pursuant to the applicable Company Stock Plan, and the agreements evidencing the grants of such Assumed Restricted Stock Awards and Assumed Performance Unit Awards shall continue in effect on the same terms and conditions, subject to the adjustments required by this Section 2.5 after giving effect to the Merger.

(e) Reservation of Shares. As of the Closing Date, Parent shall take all actions to reserve the necessary shares and file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the shares of Parent Common Stock subject to the Assumed Restricted Stock Awards and the Assumed Performance Unit Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Restricted Stock Awards and Assumed Performance Unit Awards remain outstanding.

(f) Board Actions. Prior to the Effective Time, the Board of Directors of the Company (and/or the Compensation Committee, or other applicable committee, of the Board of Directors of the Company) and the Board of Directors of Parent (and/or the Compensation Committee, or other applicable committee, of the Board of Directors of Parent) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.5.

Section 2.6 Withholdings. Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration, or other amounts, payable or otherwise deliverable to any Person pursuant to this Agreement such amounts (and only such amounts) as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax applicable Law. To the extent that amounts are deducted or withheld pursuant to this Section 2.6 and paid over to the appropriate Taxing Authority, such amounts shall be treated as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 9.12, except as (x) other than with respect to representations and warranties in Section 3.1(a) (Corporate Organization), Section 3.2(a) (Capitalization), Section 3.3 (Corporate Authorization), Section 3.23 (Takeover Statutes), Section 3.25 (Brokers and Finders’ Fees) and Section 3.26 (Opinion of Financial Advisor), disclosed in the Company SEC Documents filed with or furnished to the Securities and Exchange Commission (the “SEC”) on or after January 1, 2016 and prior to the date of this Agreement or (y) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization.

(a) The Company is (i) a corporation validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and (ii) duly licensed, qualified or otherwise authorized to do business, and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be so licensed, qualified, authorized or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Subsidiary of the Company is a corporation or other entity validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, authorized or in good standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true, complete and correct list, including jurisdiction of organization or incorporation, of each Significant Subsidiary of the Company, as of the date hereof.

(d) The copies of (i) the Certificate of Incorporation (the “Company Charter”), (ii) the Amended and Restated Bylaws, as amended (the “Company Bylaws”), of the Company and (iii) the certificates of incorporation, bylaws or equivalent organization or governing documents of the Company’s “significant subsidiaries” (as defined in Regulation S-X under the Securities Act) (“Significant Subsidiaries”) made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on December 3, 2018, (i) 29,423,344 shares of Company Common Stock were issued and outstanding (not including shares of Company Common Stock held in treasury), (ii) 1,558,532 shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 204,175 shares of Company Common Stock were issuable upon the exercise of outstanding Company Stock Options, (v) 233,867 shares of Company Common Stock were subject to outstanding Company Restricted Stock Awards, and (vi) 626,128 shares of Company Common Stock were subject to outstanding Company PRSU Awards (determined assuming maximum performance levels were achieved for 2016 SPRSU Awards, 2017 PRSU Awards and 2018 PRSU Awards).

(b) Except as set forth above in Section 3.2(a) or in Section 3.2(b), Section 3.2(c) or Section 3.2(d) of the Company Disclosure Letter, and for changes after the close of business on December 3, 2018 resulting from the settlement of Company Equity Awards outstanding on such date, as of the date hereof, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company.

(c) Except as set forth in Section 3.2(b), Section 3.2(c) or Section 3.2(d) of the Company Disclosure Letter and except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net” exercises), (ii) Tax withholding in connection with the exercise of Company Stock Options or vesting of Company PRSU Awards or Company Restricted Stock Awards, and (iii) forfeitures of Company Stock Options, Company PRSU Awards or Company Restricted Stock Awards, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock. All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued upon the settlement or exercise (as applicable) of Company Stock Options, Company PRSU Awards and Company Restricted Stock Awards will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and will be fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Section 3.2(c) of the Company Disclosure Letter contains a true, complete and correct list of Company Stock Options, Company PRSU Awards, Company Restricted Stock Awards and any other awards issued under the Company Stock Plan outstanding as of the close of business on December 3, 2018 (the “Company Equity Awards”), including with respect to each such Company Equity Award, the holder, date of grant and number of shares of Company Common Stock subject thereto (determined assuming the maximum number of shares that may be earned thereunder) and, where applicable, the term, exercise price and vesting schedule, including whether the award provides for accelerated vesting upon the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger, and the amount of any accrued but unpaid dividend equivalent rights relating to such Company Equity Award. As of the close of business on December 3, 2018, an aggregate of 2,624,977 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan.

(d) The Company, or a Subsidiary of the Company, owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), and all of such shares and equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights in favor of any Person other than the Company or a direct or indirect wholly-owned Subsidiary of the Company. Except as set forth above or in Section 3.2(d) of the Company Disclosure Letter, as of the close of business on December 3, 2018, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which any Subsidiary of the Company is a party, or by which any Subsidiary of the Company is bound, obligating such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of such Subsidiary, other than to the Company or any other Subsidiary of the Company. No Subsidiary of the Company owns any shares of Company Common Stock.

(e) Each Company Stock Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or applicable committee thereof actually awarded such Company Stock Option.

Section 3.3 Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at a meeting duly called and held for such purpose (the “Company Stockholder Approval”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate actions on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) The Board of Directors of the Company, at a meeting duly called and held and acting pursuant to unanimously adopted resolutions, or pursuant to action by unanimous written consent, has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (iv) directed that the adoption of this Agreement be submitted to the holders of Company Common Stock for consideration and (v) resolved, subject to Section 6.3, to recommend the adoption of this Agreement by the holders of Company Common Stock (such recommendation, the “Company Board Recommendation”).

(c) This Agreement has been duly executed and delivered by the Company and, assuming due power and authority of, and due execution and delivery by, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (together, the “Bankruptcy and Equity Exception”).

Section 3.4 No Conflicts. Assuming that the Consents and Filings referred to in Section 3.5 are made or obtained, and the Company Stockholder Approval is obtained, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Company Charter or Company Bylaws or any of the similar organizational documents of any of its Subsidiaries or (b) (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or (ii) conflict with or violate any Laws, Orders or Permits applicable to the Company or any of its

Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Governmental Approvals. No consent, approval, waiver, license, permit, clearance, franchise, authorization or Order (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority, domestic or foreign (each a “Governmental Entity”), is required to be made by the Company or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, other than (i) the filing with the SEC of a Proxy Statement/Prospectus relating to the Company Stockholders Meeting and such reports under the Exchange Act as may be required in connection with this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Antitrust Laws, (iv) compliance with the Securities Act and the Exchange Act (and the applicable rules and regulations promulgated thereunder), the applicable rules and regulations of Nasdaq and any other federal or state securities laws, or (v) such other Consents or Filings (A) required solely by reason of the participation of Parent or Merger Sub (as opposed to any other third party) in the transactions contemplated hereby or (B), the failure of which to obtain or make prior to the Closing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Company SEC Filings and Sarbanes-Oxley Act.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements, certifications and other documents required to be filed with or furnished to the SEC by the Company after December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, as such statements and reports may have been amended after the date of their filing, the “Company SEC Documents”) except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed prior to the date hereof complied, and each Company SEC Document filed subsequent to the date hereof will when so filed comply, in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed prior to the date hereof did not, and each Company SEC Document filed subsequent to the date hereof will not when so filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and, to the Knowledge of the Company, each of its executive officers and directors is and, after December 31, 2015, subject to any applicable grace periods, has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information relating to the

Company, including its consolidated Subsidiaries, required to be included in the Company’s periodic and current reports required under the Exchange Act, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) substantially as required by Rules 13a-15 and 15d-15 under the Exchange Act (“internal controls”). The Company’s internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of its internal controls prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors of the Company, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date of this Agreement a true and complete summary of any such disclosure of the type described in the preceding sentence made by management to the Company’s auditors and audit committee of the Board of Directors of the Company after December 31, 2015.

(g) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the statements contained in any such certifications were true and complete on the date such certifications were made.

Section 3.7 Financial Statements.

(a) The consolidated financial statements (including all related notes and schedules thereto) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company SEC Financial Statements”) complied, as of its respective date of filing with the SEC, in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, stockholders’ equity and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements), all in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b) Following December 31, 2015 through the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Entity indicating that any of its material accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Entity.

Section 3.8 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed or provided for on the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the Ordinary Course after December 31, 2017, (c) liabilities or obligations arising in connection with the transactions contemplated hereby, (d) liabilities or obligations arising under executory Contracts entered into in the Ordinary Course (other than liabilities or obligations arising as a result of the Company’s breach of such Contracts), and (e) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 3.9 Absence of Certain Changes or Events. After December 31, 2017 through the date of this Agreement, except for liabilities or obligations incurred in connection with, or expressly contemplated by, this Agreement, the Merger and the other transactions contemplated hereby, (a) the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course, (b) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that would, if occurring after the date of this Agreement, constitute a material breach of Section 5.2(c) (M&A), Section 5.2(l) (Dispositions), Section 5.2(m) (Company Benefit Plans), Section 5.2(n) (Litigation), Section 5.2(o) (Accounting Methods, Principles and Practices), Section 5.2(p) (Tax Elections) or Section 5.2(q) (WARN).

Section 3.10 Compliance with Laws; Permits.

(a) Other than those violations or allegations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, following December 31, 2015, the Company and its Subsidiaries have not violated and are not in violation of any Laws or Orders applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them.

(b) None of the Company or any of its Subsidiaries or any of their respective directors or officers or, to the Knowledge of the Company, employees, consultants, sales representatives, distributors or agents, in each case in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or (iii) violated, directly or indirectly, any International Trade Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its Subsidiaries and each of their respective directors and officers, and to the Knowledge of the Company, employees, consultants, sales representatives, distributors, agents and business partners, in each case in such capacity and on behalf of the Company, have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption and anti-bribery Laws with respect to the Company and its Subsidiaries, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In this regard, the Company, its Subsidiaries and each of their respective directors and officers, and, to the Knowledge of the Company, employees, consultants, sales representatives, distributors, agents and business partners, in each case in such capacity and on behalf of the Company, have not given, offered, agreed or promised to give, or authorized the giving, directly or indirectly, of any money or other thing of value to any Person as an inducement or reward for favorable action or forbearance from action or the exercise of influence, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, (i) following December 31, 2015, the Company and each of its Subsidiaries has been in compliance with and is in compliance with all applicable Laws and Contracts regarding the collection, use, storage, transfer or disposal of personal information, (ii) no Person has commenced any Proceeding relating to the Company or its Subsidiaries’ information privacy or data security practices, including with respect to the collection, use, transfer, storage or disposal of personal information maintained by or on behalf of the Company or its Subsidiaries or, to the Knowledge of the Company, threatened to take any such

Proceeding, or made any complaint, investigation or inquiry relating to such practices and (iii) the Company has established and implemented policies, programs and procedures that are commercially reasonable and in compliance with all applicable Laws to protect the confidentiality, integrity and security of personal information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse. To the Knowledge of the Company, after December 31, 2015, neither the Company nor any of its Subsidiaries has experienced any material loss or damage or material unauthorized access, disclosure, use or breach of security of any personal information in the Company’s or any of its Subsidiaries’ possession, custody or control. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, neither the Company or any of its Subsidiaries, nor any director or officer, or to the Knowledge of the Company, any manager, agent, or employee or any other Person, in each case in such capacity and on behalf of any of the Company or any of its Subsidiaries, (i) is, or after December 31, 2015 has been, engaged in any cartel and/or abuse of dominance activities, including agreements or arrangements with one or more competitors to fix prices of any products or services, control or rig bids to be submitted to any customers or allocate any customers or markets to itself or to competitors, or (ii) is otherwise failing or has, after December 31, 2015 otherwise failed, to comply with any Antitrust Laws.

(d) The Company and each of its Subsidiaries have and are in compliance with all governmental licenses, permits, certificates, approvals and authorizations of a Governmental Entity (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case, except where the failure to have, maintain or be in compliance with such Permit has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

Section 3.11 Litigation. There is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of the Company or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. There is no Order outstanding or threatened against the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of any of the Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would prevent, enjoin, alter or materially delay the Company’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 3.12 Taxes.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (including extensions) in accordance with all applicable Laws, all such Tax Returns are true and complete, all Taxes due and owing by the Company and each of its Subsidiaries have been timely paid, and where payment of any Tax is not yet due or is being contested in good faith pursuant to appropriate procedures, an adequate accrual in accordance with GAAP has been established for such Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and records.

(b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (or having been) (A) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (B) a party to a Tax Sharing Agreement.

(c) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in or incorrect method of accounting with respect to a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any similar provision of state, local or foreign applicable Law) or (B) election under Section 108(i) of the Code.

(d) There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.

(e) The U.S. federal income Tax Returns of the Company and its Subsidiaries through the Tax year ended 2013 have been examined and the examinations have been closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired.

(f) There are no closing agreements under Section 7121 of the Code (or similar provision of state, local or foreign applicable Law), private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority in respect of any material Tax matters with respect to the Company or any of its Subsidiaries either (i) during the five-year period ending on the date hereof, or (ii) to the Knowledge of the Company, which are still in effect.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement.

(h) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to be governed by Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

Section 3.13 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a true, correct and complete list of material Company Benefit Plans, including all material Company Benefit Plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). With respect to each material Company Benefit Plan, the Company has made available to Parent prior to the date hereof a true, correct and complete copy of such written Company Benefit Plan or a written description of the material terms of any such unwritten Company Benefit Plan and, to the extent applicable, (i) all material trust agreements, insurance contracts or other funding arrangements, (ii) the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the Internal Revenue Service (“IRS”) or the Department of Labor, (iv) the most recent IRS determination letter (or opinion letter upon which the Company is entitled to rely), (v) all current summary plan descriptions, and summaries of material modification thereto and (vi) all correspondence relating to any such Company Benefit Plan between the Company, any of its Subsidiaries or their representatives and any Governmental Entity regarding any matter that remains unresolved as of the date of this Agreement. “Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract (including any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract) under which any current or former director, officer, individual independent contractor, consultant or employee of the Company or any of its Subsidiaries has any present or future right to benefits, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or with respect to which the Company or any of its Subsidiaries would incur any direct or indirect liability.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, (i) each Company Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, (ii) there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that could result in any liability or excise Tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries and (iii) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and its related trust has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and to the Knowledge of the Company, nothing has occurred after the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, (i) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability (exclusive of the liability to pay insurance premiums to the Pension Benefit Guaranty Corporation under Title IV of ERISA), in each instance, (ii) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred in the preceding six years with respect to any Company Benefit Plan or will be required to be filed in connection with the transactions contemplated by this Agreement and (iii) no Company Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code). Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (each, a “Pension Plan”) or to any single-employer plan of an ERISA Affiliate pursuant to Section 436 of the Code. Under each Pension Plan which is a single-employer plan, there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Pension Plan after the valuation date used for the most recent actuarial valuation report delivered or made available to Parent prior to the date hereof, if any. As used in this Agreement, “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any of its Subsidiaries within the meaning of Section 4001(b)(1) of ERISA or which together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(t) of the Code.

(d) There are no pending, or the Knowledge of the Company, threatened Proceedings with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits) that, if determined or resolved adversely to the Company, would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or Section 414(f) of the Code or is a “multiple employer plan” within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. None of the Company, its Subsidiaries or any ERISA Affiliate has at any time during the last six years contributed to or been obligated to contribute to any such type of plan.

(f) Except as set forth on Section 3.13(f) of the Company Disclosure Letter, and except as provided in this Agreement or as required by applicable Law, the consummation of the Merger and the other transactions contemplated hereby will not (i) entitle any current or former director, officer or employee of the Company or of any of its Subsidiaries to severance pay or any similar payment under any Company Benefit Plan, or (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee under any Company Benefit Plan.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, with respect to each group health plan benefiting any current or former employee of the Company or any ERISA Affiliate that is subject to Section 4980B of the Code, the Company and all ERISA Affiliates have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its subsidiaries, taken as a whole, all (i) insurance premiums required to be paid with respect to,

(ii) benefits, expenses and other amounts due and payable under, and (iii) contributions, transfers or payments required to be made to, any Company Benefit Plan prior to the Effective Time will have been paid, made or accrued on or before the Effective Time.

(i) No Company Benefit Plan provides death or medical benefits beyond termination of service or retirement other than coverage mandated by Law.

(j) Neither the Company nor any of its Subsidiaries have agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries other than the Company Benefit Plans, or to make any amendments to any of the Company Benefit Plans.

(k) Except as set forth on Section 3.13(k) of the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement, Company Stockholder Approval or other approval of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. The Company has made available prior to the date hereof to Parent complete and correct copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(l) Except as set forth in Section 3.13(l) of the Company Disclosure Letter, neither the Company nor any Subsidiary has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement, make-whole or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

Section 3.14 Material Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each Contract to which the Company or any of its Subsidiaries is a party or which binds their respective properties or assets, and which falls within any of the following categories:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) a Contract (other than purchase orders entered into in the Ordinary Course) pursuant to which the Company or any of its Subsidiaries (A) has purchased or sold during the 12 months prior to the date of this Agreement goods or services that involved payments by or to the Company and its Subsidiaries during such time in excess of $1,000,000 during such period, or (B) would reasonably be expected to (x) make or receive annual payments of more than $1,000,000 during the 12 months following the date of this Agreement or (y) make or receive aggregate payments of more than $1,000,000 following the date of this Agreement;

(iii) a Contract that is a license, royalty, covenant not to sue or similar Contract with respect to Intellectual Property material to the business of the Company and its Subsidiaries, taken as a whole, with annual payments of more than $250,000 (other than generally commercially available “off-the-shelf” software programs and licenses granted by the Company and its Subsidiaries to third parties in the Ordinary Course);

(iv) a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company in which the Company owns, directly or indirectly, a voting or economic interest of 10% or more, or any interest valued at more than $250,000, without regard to percentage voting or economic interest, other than any such Contract solely between the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries;

(v) a mortgage, indenture, guarantee, loan, or credit agreement, security agreement, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case with an outstanding principal balance as of the date of this Agreement in excess of $250,000, other than (A) guarantees, accounts receivable and accounts payable incurred in the Ordinary Course and (B) intercompany loans owed by the Company or any direct or indirect wholly-owned Subsidiary of the Company to any other direct or indirect wholly-owned Subsidiary of the Company, or by any direct or indirect wholly-owned Subsidiary to the Company;

(vi) a Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory, equipment or other assets in the Ordinary Course) or business or the capital stock or other equity interests of any Person (in each case, whether by merger, sale of stock, sale of assets or otherwise), pursuant to which the Company or any of its Subsidiaries has any “earn-out” or other deferred or contingent payment obligations that remain outstanding;

(vii) a Contract containing a covenant that expressly and materially limits the right of the Company or any of its Subsidiaries (or after the Effective Time, Parent or its Affiliates) to engage or compete in any line of business, solicit or hire any Person, or purchase, sell, supply or distribute any material product or service, in any geographic area;

(viii) a Contract that expressly grants any material exclusivity rights or “most favored nation” status (including any that, after the Effective Time, would bind Parent or its Affiliates);

(ix) a material Contract with respect to the sale of any products or services by the Company or any of its Subsidiaries to any commercial health plan, Medicare Advantage plan or other healthcare payer organization;

(x) a Contract that grants to any third party any right of first refusal or right of first offer with respect to any assets or business that are material to the Company and its Subsidiaries, taken as a whole;

(xi) a Contract containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire a material amount of assets or securities of the other party or its Affiliates;

(xii) a Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries would reasonably likely be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

(xiii) a material Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company (other than any Company Benefit Plan), any Person holding more than 5% of the capital stock of the Company, or their immediately family members; or

(xiv) a material Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the direct contracting party of which is a Governmental Entity.

(b) Each Contract of the type described in this Section 3.14(a), whether or not set forth in Section 3.14(a) of the Company Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Company Material Contract”. A true, complete and correct copy of each Company Material Contract in effect as of the date hereof has been made available to Parent prior to the date hereof. Each Company Material Contract and each Material Purchase Order is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception. To the Knowledge of the Company, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract or Material Purchase Order, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its

Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract or any Material Purchase Order, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15 Intellectual Property.

(a) Except as would not have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, the Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted (“Company Intellectual Property”). For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, this Section 3.15(a) is not a representation or warranty with respect to any infringement, misappropriation or other violation of any Intellectual Property of any Person.

(b) Except as set forth on Section 3.15(b) of the Company Disclosure Letter and except as would not have a Company Material Adverse Effect, (i) as of the date of this Agreement, to the Knowledge of the Company, the conduct of the business as currently conducted by the Company and its Subsidiaries does not infringe or otherwise violate any Person’s Intellectual Property and, as of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries; (ii) as of the date of this Agreement, to the Knowledge of the Company, no Person is infringing or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries and, as of the date of this Agreement, no such claims are pending or threatened against any Person by the Company or its Subsidiaries; and (iii) there is no Proceeding or, to the Knowledge of the Company, investigation, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (A) based upon, or challenging, or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Intellectual Property, or (B) alleging that the Company Intellectual Property is invalid or unenforceable.

(c) The patents, pending patent applications, registered trademarks, and pending applications for registration of trademarks owned by the Company or any of its Subsidiaries and material to the operation of the business of the Company and its Subsidiaries as currently conducted are referred to collectively as the “Company Registered Intellectual Property.” No registrations or applications for Company Registered Intellectual Property have expired or been cancelled or abandoned, except (i) in accordance with the expiration of the term of such rights, (ii) cancellations and abandonments in the Ordinary Course of business or in the Company’s reasonable business judgement, or (iii) as would not have a Company Material Adverse Effect.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of the trade secrets of the Company and its Subsidiaries, and the Company and its Subsidiaries are not in breach of and have not breached any obligations or undertakings of confidentiality which they owe to any third party. Except as would not have a Company Material Adverse Effect, (i) the material information technology software, hardware, equipment or other systems used of held for use in connection with the business of the Company and its Subsidiaries as currently conducted (“IT Systems”) are reasonably sufficient for the immediate and anticipated needs of the Company and its Subsidiaries, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner and the Company and its Subsidiaries are in compliance with all Contracts for the IT Systems; and (ii) the Company and its Subsidiaries have taken commercially reasonable actions, to protect the confidentiality, integrity and security of the material IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption.

(e) Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries (i) have not engaged in any unfair competition or trade practices and have not engaged in any false, deceptive, unfair, or misleading advertising or promotional practices under the Laws of any jurisdiction in which they operate or market any of their products and services and (ii) have not received any notifications or been subject to any investigation from any Governmental Authority or any advocacy or monitoring group regarding their marketing, advertising or promotional practices.

(f) Except as would not be material to the business of the Company and its Subsidiaries, taken as a whole, the consummation of the transactions contemplated hereby will not result in the loss or impairment of, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of the Company’s and its Subsidiaries’ rights to own, use, or hold for use any Company Intellectual Property as currently owned, used, or held for use in the conduct of their business.

Section 3.16 Properties.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date hereof, of all material leases, subleases or other occupancy arrangements pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person (each, a “Lease”), including the address or location and use of the subject Leased Real Property. Each Lease for the Leased Real Property is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries is in breach of or default under any Lease with respect to Leased Real Property, and, to the Knowledge of the Company, no other party is in breach of or default under any lease with respect to Leased Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The ownership, occupancy, use and operation of the Leased Real Property does not violate any instrument of record or Contract affecting such property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened (i) appropriation, condemnation, eminent domain or like Proceedings relating to the Leased Real Property or (ii) Proceedings to change the zoning classification, variance, special use or other applicable land use Law of any portion or all of the Leased Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) All material tangible assets (including Leased Real Property) of the Company and its Subsidiaries are, in the aggregate (and with due consideration for reasonable wear and tear and the age of each specific tangible asset), in sufficient operating condition and repair, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. At the Effective Time, the Company and its Subsidiaries will own, or have a valid legal right to use, sufficient property, assets and other rights (whether tangible or intangible) to be able to operate and conduct the businesses and the operations of the Company and its Subsidiaries in substantially the same manner as conducted as of the date of this Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.17 Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have after December 31, 2015 been, in compliance with all applicable Environmental Laws, including possessing and complying with all Permits required for their respective ownership and operations under applicable Environmental Laws.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries under or pursuant to any Environmental Law, (ii) neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Entity, alleging that they have been or are in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved and (iii) neither the Company nor any Subsidiary is a party or subject to any administrative or judicial Order pursuant to any Environmental Law.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) with respect to any real property that is currently or, to the Knowledge of the Company, was formerly owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no releases, spills or discharges of Hazardous Substances on or underneath any of such real property in a manner that requires reporting, investigation, assessment, cleanup, removal, remediation or other responsive action or would otherwise give rise to any material liability or obligation on the part of the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries is subject to any material liability for any Hazardous Substance disposal or contamination on any third party property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any material liability, cost or restriction on, or Proceeding related to, the ownership, use, or transfer of any property pursuant to any Environmental Law.

(e) The Company has delivered to Parent true, complete and correct copies of all material environmental reports, studies, assessments, sampling data and other environmental information in its possession or control relating to the Company or its Subsidiaries or their respective current and former properties or operations.

Section 3.18 Insurance. Except as set forth on Section 3.18 of the Company Disclosure Letter, the Company has made available to Parent prior to the date hereof copies of all material insurance policies of the Company or any of its Subsidiaries relating to the business, employees, officers, directors, assets or operations of the Company or any of its Subsidiaries in effect, and in the Company’s possession, as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) all of the insurance policies of the Company or any of its Subsidiaries relating to the business, employees, officers, directors, assets or operations of the Company or any of its Subsidiaries are in full force and effect and all premiums thereon have been timely paid, (b) there is no claim pending under the Company’s or any of its Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, (c) the Company and its Subsidiaries are in compliance with the terms of such policies, (d) the Company has no Knowledge of any threatened termination of, or premium increase with respect to, any of such policies and (e) the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company’s insurance policies (i) are sufficient for compliance by the Company and its Subsidiaries with all Company Material Contracts and (ii) will not terminate or lapse by their terms by reason of the consummation of the transactions contemplated hereby. Section 3.18 of the Company Disclosure Letter sets forth the amount per annum the Company paid in its last full fiscal year ending prior to the date of this Agreement for the Company’s existing directors’ and officers’ insurance policies.

Section 3.19 Labor and Employment Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union Contract or other agreement or understanding with a labor union, works council or other labor organization. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, after December 31, 2015, (a) the Company and its Subsidiaries are and have been in compliance with all applicable Laws relating to employment and employment practices, labor, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits and wages and hours, and (b) neither the Company nor its Subsidiaries are or have been the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, has any such Proceeding been threatened. To the Knowledge of the Company, after December 31, 2015, there have not been any union organizing, representation or similar proceedings, or, the threat of any strikes, work slowdowns or similar organized actions, in each case by or with respect to employees of the Company or any of its Subsidiaries. There is no, and after December 31, 2015 there has not been, any work stoppage, labor strike or lockout by the employees of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened.

Section 3.20 Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its direct or indirect wholly-owned Subsidiaries) or other Persons, on the other hand, that would be required to be and have been disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.21 Customers and Suppliers.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth the Top Customers of the Company and its Subsidiaries. Following December 31, 2017 and prior to the date of this Agreement, none of the Top Customers has cancelled or otherwise terminated or, to the Knowledge of the Company, threatened, or notified the Company in writing that it intends, to cancel or terminate or otherwise materially and adversely modify, its relationship with the Company or any of its Subsidiaries (excluding ordinary course renewals or renegotiations of contractual terms).

(b) Section 3.21(b) of the Company Disclosure Letter sets forth the Top Suppliers of the Company and its Subsidiaries. Following December 31, 2017 and prior to the date of this Agreement, none of the Top Suppliers has cancelled or otherwise terminated or, to the Knowledge of the Company, threatened, or notified the Company in writing that it intends, to cancel or terminate or otherwise materially and adversely modify, its relationship with the Company or any of its Subsidiaries (excluding ordinary course renewals or renegotiations of contractual terms).

Section 3.22 Quality and Safety of Products. Following December 31, 2015, the Company has not received any written notice in connection with any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries of any claim or allegation against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been a party or subject to any Proceeding pending against, or, to the Knowledge of the Company, any Proceeding threatened against, the Company or any of its Subsidiaries as a result of manufacturing, storage, quality, packaging, marketing, advertising or labeling of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The manufacturing and storage practices, preparation, ingredients, composition, and packaging, marketing, advertising and labeling for each of the products of the Company and its Subsidiaries are in compliance with all applicable Permits and Laws, including applicable Permits and Laws relating to food and beverage manufacturing, storage, preparation, packaging, marketing, advertising and labeling, including the rules and regulations of the U.S. Food and Drug Administration or U.S. Department of Agriculture, as applicable, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Following December 31, 2015, (a) there have been no recalls of any product of the Company or any of its Subsidiaries, whether ordered by a Governmental Entity or undertaken voluntarily by the Company or any of its Subsidiaries and (b) none of the products of the Company or any of its Subsidiaries have been adulterated, misbranded, mispackaged, mismarketed, misadvertised or mislabeled by the Company or its Subsidiaries in violation of applicable Permit or Law, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.23 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.19 (No Ownership of Company Common Stock), no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each, a “Takeover Statute”), is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.24 No Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company as of the date hereof, any of the Company’s “Affiliates” or “Associates”

(as such terms are defined in Article Tenth.C.5 of the Restated Certificate of Incorporation of Parent, as amended (the “Parent Charter”)), currently, or at any time in the two years prior to the date of this Agreement, (a) is or was the beneficial owner (as such term is defined in Article Tenth.C.3 of the Parent Charter) of any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock or any securities of any Subsidiary of Parent, (b) has or had any rights to acquire any shares of Parent Common Stock except pursuant to this Agreement, and (c) is or was an “Interested Stockholder” (as such term is defined in Article Tenth.C.2 of the Parent Charter), except in each case as would not result in the application of Article Tenth.A of the Parent Charter to the Merger. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 3.25 Brokers and Finders’ Fees. Except for Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.26 Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion from Evercore Group L.L.C. (a copy of which will be delivered to Parent promptly following the date of this Agreement for informational purposes only) to the effect that, as of the date thereof and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, other than holders of Excluded Shares or Appraisal Shares.

Section 3.27 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article IV, the Company agrees and acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making or has made, and the Company hereby agrees it is not relying upon, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or with respect to any other information provided or made available to the Company or its Representatives in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 9.12, except (x) other than with respect to representations and warranties in Section 4.1(a) (Corporate Organization), Section 4.2(a) (Capitalization), Section 4.3 (Corporate Authorization), Section 4.16 (No Required Vote), Section 4.17 (Brokers and Finders’ Fees) and Section 4.20 (Solvency), disclosed in the Parent SEC Documents filed with or furnished to the SEC on or after January 1, 2016 and prior to the date of this Agreement or (y) set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization.

(a) Parent and Merger Sub are (i) corporations validly existing and in good standing under the Laws of the State of Delaware and have the requisite corporate power and authority to own, lease and operate all of their properties and assets and to carry on their business as it is now being conducted and (ii) duly licensed, qualified or otherwise authorized to do business, and are in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to have such power or authority, or to be licensed, qualified, authorized or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each Subsidiary of Parent is a corporation or other entity validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified, authorized or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The copies of Parent Charter, and the Second Amended and Restated Bylaws of Parent (the “Parent Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The copies of the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”) made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 120,000,000 shares of Parent Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the close of business on December 3, 2018, (i) 40,955,583 shares of Parent Common Stock were issued and outstanding (not including shares of Parent Common Stock held in treasury), (ii) 2,254,953 shares of Parent Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 435,015 shares of Parent Common Stock were issuable upon the exercise of outstanding options to purchase Parent Common Stock, (v) 54,524 shares of Parent Common Stock were subject to outstanding market stock units, and (vi) 283,912 shares of Parent Common Stock were subject to outstanding restricted stock units of Parent.

(b) Except as set forth above in Section 4.2(a) or in Section 4.2(b) of the Parent Disclosure Letter, and for changes after the close of business on December 3, 2018 resulting from the exercise of options to purchase Parent Common Stock and vesting of market stock units of Parent or restricted stock units of Parent outstanding on such date, as of the date hereof, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries is bound, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent.

(c) Except as set forth in Section 4.2(b) of the Parent Disclosure Letter and except for acquisitions, or deemed acquisitions, of Parent Common Stock or other equity securities of Parent in connection with (i) the payment of the exercise price of options to purchase Parent Common Stock (including in connection with “net” exercises), (ii) Tax withholding in connection with the exercise of options to purchase Parent Common Stock and vesting of market stock units of Parent or restricted stock units of Parent, and (iii) forfeitures of options to purchase Parent Common Stock or market stock units of Parent or restricted stock units of Parent, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms hereof, will be, duly authorized and validly issued, fully paid and not subject to preemptive rights. As of the close of business on December 3, 2018, (x) an aggregate of 1,142,836 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans and (y) an aggregate of 5,587,256 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Warrant Confirmations.

(d) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub, and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated hereby.

(e) Parent, or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of Parent’s Subsidiaries, free and clear of all Liens (other than Permitted Liens), and all of such shares and equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights in favor of any Person other than Parent or a direct or indirect wholly-owned Subsidiary of Parent. Except as set forth above or in Section 4.2(e) of the Parent Disclosure Letter, as of the close of business on December 3, 2018, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which any Subsidiary of Parent is a party, or by which any Subsidiary of Parent is bound, obligating such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of such Subsidiary, other than to Parent or any other Subsidiary of Parent. No Subsidiary of Parent owns any shares of Parent Common Stock.

Section 4.3 Corporate Authorization.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate actions on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) The Board of Directors of Merger Sub, at a meeting duly called and held or pursuant to action by unanimous written consent, has adopted resolutions that approved and declared this Agreement, the Merger and the other transactions contemplated hereby advisable and in the best interests of Merger Sub and its stockholders and the Board of Directors of each of Parent and Merger Sub have adopted resolutions that approved the execution, delivery and performance of this Agreement by Parent and Merger Sub, respectively, and the consummation of the Merger and the other transactions contemplated hereby. Parent, in its capacity as the sole stockholder of Merger Sub, has executed and delivered to Merger Sub a written consent (which shall be effective immediately following the execution of this Agreement by the parties hereto) approving and adopting this Agreement and the execution, delivery and performance of this Agreement by Merger Sub and the consummation by Merger Sub of the Merger and the other transactions contemplated hereby. In each case, such resolutions and consents have not been subsequently rescinded, modified or withdrawn.

(c) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due power and authority of, and due execution and delivery by, the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.4 No Conflicts. Assuming that the Consents and Filings referred to in Section 4.5 are made or obtained, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of, as to Parent, the Parent Charter or Parent Bylaws or, as to Merger Sub, the Merger Sub Charter or Merger Sub Bylaws or any of the similar organizational documents of any of their respective Subsidiaries, or (b) (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or any of its Subsidiaries, under any Contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or (ii) conflict with or violate any Laws, Orders or Permits applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Governmental Approvals. No Consent or Filing with any Governmental Entity is required to be made by Parent or Merger Sub or any of their respective Subsidiaries in connection with the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (ii) compliance with the applicable requirements of the HSR Act and any other Antitrust Laws, (iii) compliance with the Securities Act and the Exchange Act (and applicable rules and regulations promulgated thereunder) (including the filing with the SEC the Proxy Statement/Prospectus and the filing of the Form S-4 and the declaration of effectiveness of the Form S-4), the applicable rules and regulations of Nasdaq and any other federal or state securities laws, or (iv) such other Consents or Filings the failure of which to obtain or make prior to the Closing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Compliance with Laws.

(a) Other than those violations or allegations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent, Merger Sub or any of their respective Subsidiaries are in violation of, or following December 31, 2015 have violated, any Laws or Orders applicable to Parent, Merger Sub or any of their respective Subsidiaries, or any assets owned or used by any of them.

(b) Parent and each of its Subsidiaries have and are in compliance with all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case, except where the failure to have, maintain or be in compliance with such Permit has not had and would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect.

Section 4.7 Litigation. There are no Proceedings pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of Parent or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Entity, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. There is no Order outstanding or threatened against Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of any of Parent or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would prevent, enjoin, alter or materially delay Parent’s or Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 4.8 Parent SEC Documents and Sarbanes-Oxley Act.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements, certifications and other documents required to be filed with or furnished to the SEC by Parent after December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated by reference therein, as such statements and reports may have been amended after the date of their filing, the “Parent SEC Documents”), except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. No Subsidiary of Parent is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed prior to the date hereof complied, and each Parent SEC Document filed subsequent to the date hereof will when so filed comply in all material respects with the applicable requirements of Nasdaq, the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed prior to the date hereof did not, and each Parent SEC Document filed subsequent to the date hereof will not when so filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, each of Parent and, to the Knowledge of Parent, each of its executive officers and directors is and after December 31, 2015, subject to any applicable grace periods, has been in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information relating to Parent, including its consolidated Subsidiaries, required to be included in Parent’s periodic and current reports required under the Exchange Act, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Parent has established and maintains internal controls. Parent’s internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s and its Subsidiaries’ financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date of this Agreement a true and complete summary of any such disclosure of the type described in the preceding sentence made by management to Parent’s auditors and audit committee of the Board of Directors of Parent following December 31, 2015.

(g) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the statements contained in any such certifications were true and complete on the date such certifications were made.

Section 4.9 Operations of Merger Sub. Merger Sub is a wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, has engaged in no business activities other than those related to the transactions contemplated hereby and has conducted its operations only as contemplated by this Agreement.

Section 4.10 Financial Statements.

(a) The consolidated financial statements (including all related notes and schedules thereto) of Parent included in or incorporated by reference into the Parent SEC Documents (the “Parent SEC Financial Statements”) complied, as of its respective date of filing with the SEC, in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent SEC Financial Statements fairly present, in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, stockholders’ equity and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements), all in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(b) Following December 31, 2015 through the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Entity indicating that any of its material accounting policies or practices are the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Entity.

Section 4.11 No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed or provided for on the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the Ordinary Course after December 31, 2017, (c) liabilities or obligations arising in connection with the transactions contemplated hereby, (d) liabilities or obligations arising under executory Contracts entered into in the Ordinary Course (other than liability or obligations arising as a result of Parent’s breach of such Contracts) and (e) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

Section 4.12 Absence of Certain Changes or Events. After December 31, 2017 through the date of this Agreement, except for liabilities or obligations incurred in connection with, or expressly contemplated by, this Agreement, the Merger and the other transactions contemplated hereby, (a) Parent and its Subsidiaries have conducted their respective businesses in the Ordinary Course, (b) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (c) neither Parent nor any of its Subsidiaries has taken any action that would, if occurring after the date of this Agreement, constitute a material breach of Section 5.4(d), Section 5.4(e) or Section 5.4(f).

Section 4.13 Material Contracts.

(a) Section 4.13(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each Contract to which Parent or any of its Subsidiaries is a party or which binds their respective properties or assets, and which falls within any of the following categories:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act); or

(ii) a transaction, agreement or Contract that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) Each Contract of the type described in Section 4.13(a), whether or not set forth in Section 4.13(a) of the Parent Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Parent Material Contract”. A true, complete and correct copy of each Parent Material Contract in effect as of the date hereof has been made available to the Company prior to the date hereof. Each Parent Material Contract, and each other material Contract with a Top Parent Counterparty, is valid, binding and in full force and effect with respect to Parent and any of its Subsidiaries to the extent a party thereto and, to the Knowledge of Parent, each other party thereto, subject to the Bankruptcy and Equity Exception. To the Knowledge of Parent, no Person is seeking to terminate or challenging the validity or enforceability of any Parent Material Contract, or each other material Contract with a Top Parent Counterparty, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor to the Knowledge of Parent, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Parent Material Contract or each other material Contract with a Top Parent Counterparty, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (a) all of the insurance policies relating to the business, employees, officers, directors, assets or operations of Parent or any of its Subsidiaries are in full force and effect and all premiums thereon have been timely paid, (b) there is no claim pending under Parent’s or any of its Subsidiaries’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, (c) Parent and its Subsidiaries are in compliance with the terms of such policies and (d) Parent has no Knowledge of any threatened termination of, or premium increase with respect to, any of such policies. Parent and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as Parent reasonably believes, based on past experience, is adequate for the businesses and operations of Parent and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 4.15 Top Parent Counterparties. Following December 31, 2017 and prior to the date of this Agreement, none of the Top Parent Counterparties has cancelled or otherwise terminated or, to the Knowledge of Parent, threatened, or notified Parent in writing that it intends, to cancel or terminate or otherwise materially and adversely modify, its relationship with Parent or any of its Subsidiaries (excluding ordinary course renewals or renegotiations of contractual terms).

Section 4.16 No Vote of Parent Stockholders. Assuming the performance by the Company of its obligations pursuant to Section 2.1(b) and the accuracy of the representations set forth in Section 3.24 (No Ownership of Parent Common Stock), no vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Charter or Parent Bylaws or the applicable rules of Nasdaq in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger.

Section 4.17 Brokers and Finders’ Fees. Except for Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid exclusively by Parent or Merger Sub, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.18 Financing.

(a) Parent has delivered to the Company complete and correct copies of the fully executed Commitment Letter from the Financing Sources named therein, pursuant to which such Financing Sources have committed, upon the terms and subject only to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated by this Agreement.

(b) The Commitment Letter is in full force and effect and sets forth the legal, valid and binding obligations of Parent, Merger Sub and, to the Knowledge of Parent, the other parties thereto and is enforceable in accordance with its terms against each of the parties thereto, subject, in each case, to the Bankruptcy and Equity Exception. All commitment fees and other fees required to be paid thereunder have been paid in full or will be duly paid in full as and when due, and Parent and Merger Sub have otherwise satisfied all of the other terms and conditions required to be satisfied by them pursuant to the terms of the Commitment Letter on or prior to the date hereof. The Commitment Letter has not been amended, modified, rescinded, withdrawn or terminated in any respect on or prior to the date hereof, and no such amendment, modification or termination is contemplated or the subject of current discussions as of the date hereof other than as would not require a Consent or waiver of this Agreement. As of the date hereof no event has occurred which, with or without notice, lapse of time or both, would constitute or reasonably be expected to constitute a breach or default by Parent or Merger Sub or any of its Affiliates or, to the Knowledge of Parent, any other Person, thereunder or otherwise result in any portion of the Financing contemplated thereby to be unavailable. The consummation of the Financing and the obligation of the Financing Sources party to the Commitment Letter to make the full amount of the Financing available to Parent at the Closing are subject to no conditions precedent other than those expressly set forth in the copy of the Commitment Letter delivered to the Company. Except for the Commitment Letter, as of the date hereof, there are no side letters or other agreements, Contracts, understandings or arrangements related to the funding of the Financing (except for customary fee or fee credit letters relating to the Financing, a true, complete and fully executed copy of each of which has been provided to the Company, with only the fee amounts, “market flex”, pricing terms, pricing caps and other commercially sensitive terms redacted). As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the funding of the full amount of the Financing will not be satisfied or the Financing will not be consummated and available in full on or before the date of the Closing. The aggregate proceeds of the Financing will be sufficient to enable Parent and Merger Sub to consummate the Merger on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including payment of the Merger Consideration, repayment or refinancing of any indebtedness required as a result of the consummation of the Merger, and all fees and expenses in connection with the Merger and the other transactions contemplated hereby.

(c) A breach of this Section 4.18 shall not result in a failure of a condition pursuant to Section 7.3(a) if Parent is capable of financing the transactions contemplated by this Agreement on the Closing Date, notwithstanding the provisions of this Section 4.18.

Section 4.19 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) nor any of Parent’s “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL), currently, or at any time in the three years prior to the date of this Agreement, (a) beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, (b) has or had any rights to acquire any shares of Company Common Stock except pursuant to this Agreement, and (c) is or was an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries (including Merger Sub) is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.20 Solvency. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) the accuracy of the representations and warranties set forth in Article III (for such purposes, without giving effect to any “Knowledge,” “materiality” or “Material Adverse Effect” qualifications or exceptions therein), (iii) the estimates, projections or forecasts provided by or on behalf of the Company or its Subsidiaries to Parent or Merger Sub, or any of their respective Representatives, prior to the date hereof have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after Closing, and (iv) immediately prior to the Effective Time the Company is Solvent, after giving effect to the transactions contemplated by this Agreement, including the Financing, any Alternative Financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Commitment Letter and the payment of all related fees and expenses, the Surviving Corporation on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that such Person (a) has assets with an aggregate fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (b) has assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (c) will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (d) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

Section 4.21 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article III, Parent and Merger Sub agree and acknowledge that none of the Company or any Person on behalf of the Company is making or has made, and each of Parent and Merger Sub hereby agrees it is not relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or with respect to any other information provided or made available to Parent or Merger Sub or their Representatives in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE V

INTERIM CONDUCT OF BUSINESS

Section 5.1 Affirmative Obligations of the Company. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (a) as prohibited or required by applicable Law or by any Governmental Entity, (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, or (c) as otherwise required or permitted by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use its reasonable best efforts to (i) conduct the businesses of the Company and its Subsidiaries in the Ordinary Course; (ii) maintain and preserve intact the present business of the Company and its Subsidiaries; (iii) maintain in effect all of its Permits; and (iv) keep available the services of its directors, officers and senior management; provided that no action by the Company or any of its Subsidiaries with respect to any of the matters specifically addressed by Section 5.2(a) through Section 5.2(r) shall be deemed a breach of this Section 5.1 unless such action would constitute a breach of Section 5.2(a) through Section 5.2(r), as applicable.

Section 5.2 Negative Obligations of the Company. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (a) as prohibited or required by applicable Law or by any Governmental Entity, (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter, or (c) as otherwise required or permitted by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) amend, modify, waive, rescind or otherwise propose any change in its certificate of incorporation, bylaws or similar organizational documents, or the terms of any security of the Company or any Subsidiary, other than in immaterial respects in relation to any Subsidiary of the Company;

(b) (i) merge or consolidate itself or any of its Subsidiaries with any other Person, or (ii) adopt any plan to restructure, reorganize or completely or partially liquidate;

(c) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, securities or assets (i) constituting a business or (ii) otherwise outside of the Ordinary Course with a value or purchase price in excess of $250,000, other than, with respect to clause (ii), acquisitions pursuant to Contracts in effect as of the date of this Agreement that have been disclosed to Parent prior to the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement;

(d) issue, sell, grant, pledge, dispose of, transfer or otherwise encumber, or authorize the issuance, sale, grant, pledge, disposition, transfer or encumbrance of, any shares of its capital stock, or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), except for the issuance of (i) shares of Company Common Stock upon the settlement of Company Equity Awards, in each case that are outstanding on the date of this Agreement or issued after the date of this Agreement in compliance with this Agreement or (ii) any securities of a direct or indirect wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(e) make any material loans, advances or capital contributions to or investments in any Person, other than (i) loans or advances in the Ordinary Course or (ii) capital contributions to or investments in any of the Company’s direct or indirect wholly-owned Subsidiaries;

(f) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect wholly-owned Subsidiary of the Company to the Company or to any other direct or indirect wholly-owned Subsidiary of the Company that are made in compliance with the Credit Agreement and the other contractual obligations of the Company and its Subsidiaries;

(g) split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a direct or indirect wholly-owned Subsidiary of the Company which remains a direct or indirect wholly-owned Subsidiary of the Company after consummation of such transaction);

(h) purchase, repurchase, redeem, exchange or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests (other than (i) pursuant to the cashless exercise of Company Stock Options or the forfeiture of, or withholding of Taxes with respect to, Company Equity Awards in connection with any Taxable event related to such Company Equity Awards, in each case in accordance with the terms of the Company Stock Plan and award agreement as in effect on the date of this Agreement (or as modified or entered into after the date of this Agreement in accordance with the terms of this Agreement) or (ii) purchases, repurchases, redemptions, exchanges or other acquisitions of securities of any direct or indirect wholly-owned Subsidiary of the Company by the Company or any other wholly-owned Subsidiary of the Company);

(i) create, incur, guarantee or assume any material indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (A) transactions among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries, (B) borrowings under the Credit Agreement that are incurred in the Ordinary Course, or (C) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness and in amounts not materially in excess of such existing indebtedness, provided that such amounts are prepayable at any time without penalty or premium;

(j) make or authorize any capital expenditures or series of capital expenditures except for capital expenditures in excess of $3,500,000 in any fiscal quarter;

(k) (i) enter into any Contract that would have been a Company Material Contract pursuant to clause (i) (Item 601(b)(10)), (iv) (Joint Venture Agreements), (vii) (Restrictive Covenants), (viii) (“Most Favored Nation” Status), (ix) (Sales to Health Plans), (xi) (Standstill Agreements), (xii) (Put and Call Rights), (xiii) (Related Party Agreements) or (xiv) (Governmental Contracts) of the definition thereof had it been entered into prior to this Agreement or, with respect to any other category of Company Material Contracts, outside of the Ordinary Course, or (ii) except in the Ordinary Course (A) amend or terminate any Company Material Contract or (B) cancel, modify or waive any material debts, rights or claims thereunder;

(l) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of, or grant or permit any Lien (other than Permitted Liens) on, any of its material properties, licenses, operations, assets, product lines or businesses, including any equity interests of any of the Company’s Subsidiaries, except (other than with respect to equity interests of any Subsidiary of the Company) (i) pursuant to Contracts in effect prior to the execution of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, (ii) sales, leases or licenses of inventory, equipment and other assets in the Ordinary Course, (iii) inventory, equipment and other assets in the Ordinary Course, (iv) sales, leases, licenses or other dispositions to the Company or any of its Subsidiaries, or (v) the abandonment, lapse, expiration or other disposition of Intellectual Property in the Ordinary Course or for the purpose of disposing of obsolete or worthless assets (as determined in the Company’s reasonable business judgment);

(m) except as required by Contracts in effect prior to the date of this Agreement, Company Benefit Plans as in effect on the date of this Agreement or applicable Law, (i) increase the compensation or other benefits payable or provided to the Company’s or its Subsidiaries’ officers, directors, individual independent contractors or employees (except for increases in base salary or wages made in the Ordinary Course consistent with past practices during the Company’s annual review process for employees who are not officers); (ii) enter into any employment, change of control, severance or retention agreement with any employee, director or officer of the Company, other than (x) agreements providing for severance or termination pay in the Ordinary Course for terminated employees other than executive officers or any employee with a target annual compensation opportunity in excess of $150,000, in each case, in return for a general release of claims against the Company, and (y) other than offer letters (and related compensation arrangements set forth in such offer letters) entered into in the Ordinary Course with any newly hired employees or individual independent contractors of the Company or any of its Subsidiaries who are not executive officers or that do not provide such individual with a target annual compensation opportunity in excess of $150,000; (iii) establish, adopt, enter into or amend any Company Benefit Plan; (iv) change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by applicable Law; (v) forgive any loans to directors or executive officers of the Company or any of its Subsidiaries; or (vi) hire or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $150,000;

(n) other than in respect of claims, liabilities or obligations in connection with any stockholder litigation against the Company and/or its officers, directors, employees and Representatives relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement, which are subject to Section 6.10, (i) waive, release, settle or compromise any claim for an amount materially in excess of the amount of the corresponding reserve established on the consolidated balance sheet of the Company as reflected in the most recent applicable Company SEC Document, except (A) for any settlements or compromises involving total aggregate payments not in excess of $150,000 individually or $500,000 in the aggregate (net of amounts covered by insurance or indemnification agreements with third parties), so long as such settlements or compromises do not materially restrict the operations of the business of the Company and its Subsidiaries, taken as a whole, or (B) waivers of rights with respect to suppliers or customers in the Ordinary Course, or (ii) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any claim or audit that would materially restrict the operations of the business of the Company or its Subsidiaries after the Effective Time, except as would not be material to the Company and its Subsidiaries, taken as a whole;

(o) alter or amend any existing material accounting methods, principles or practices, except as may be required by changes in GAAP or applicable Law (including Regulation S-X of the Exchange Act) and agreed to by the Company’s independent public accountants;

(p) (i) make, change or rescind any Tax election that, individually or in the aggregate, would materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (ii) adopt or change any Tax accounting method in respect of a material amount of Taxes, (iii) adopt or change any Tax accounting period that, individually or in the aggregate, would materially and adversely affect the Tax liability of the Company or any Subsidiary of the Company, (iv) amend any material Tax Return, (v) settle, compromise, concede or abandon any Tax liability, claim or assessment or enter into any closing agreement with respect to a material amount of Taxes, (vi) surrender any right to claim a refund of material Taxes, (vii) waive or extend any statute of limitations with respect to a material amount of Taxes, or (viii) seek or obtain any ruling from a Taxing Authority with respect to Taxes;

(q) effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN; or

(r) enter into any Contract, or otherwise obligate itself in a legally binding manner, to take any of the foregoing actions.

Section 5.3 Affirmative Obligations of Parent. From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (a) as prohibited or required by applicable Law or by any Governmental Entity, (b) as set forth in Section 5.3 or Section 5.4 of the Parent Disclosure Letter, or (c) as otherwise required or permitted by this Agreement, unless Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall use its reasonable best efforts to (i) conduct the businesses of Parent and its Subsidiaries in the Ordinary Course, (ii) maintain and preserve intact the present business of Parent and its Subsidiaries, (iii) maintain in effect all of its Permits; and (iv) keep available the services of its directors, officers and senior management; provided that no action by Parent or any of its Subsidiaries with respect to any of the matters specifically addressed by Section 5.4(a) through Section 5.4(h) shall be deemed a breach of this Section 5.3 unless such action would constitute a breach of Section 5.4(a) through Section 5.4(h), as applicable.

Section 5.4 Negative Obligations of Parent. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (a) as prohibited or required by applicable Law or by any Governmental Entity, (b) as set forth in Section 5.3 or Section 5.4 of the Parent Disclosure Letter, or (c) as otherwise required or permitted by this Agreement, unless Company shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend, modify, waive, rescind or otherwise propose any change in its certificate of incorporation, bylaws or similar organizational documents, or the terms of any security of Parent or any Subsidiary, other than in immaterial respects in relation to any Subsidiary of Parent;

(b) (i) merge or consolidate itself with any other Person, or (ii) adopt any plan to restructure, reorganize or completely or partially liquidate (except for any such transactions among Parent’s wholly-owned Subsidiaries);

(c) split, combine, subdivide or reclassify its outstanding shares of its capital stock (except for any such transaction by a direct or indirect wholly-owned Subsidiary of Parent which remains a direct or indirect wholly-owned Subsidiary of Parent after consummation of such transaction);

(d) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock, or purchase, repurchase, redeem, exchange or otherwise acquire at a premium any shares of its capital stock or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

(e) alter or amend any existing material accounting methods, principles or practice, except as may be required by changes in GAAP or applicable Law (including Regulation S-X of the Exchange Act) and agreed to by the Company’s independent public accountants;

(f) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or division thereof, or otherwise acquire any assets, unless such acquisition or the entering into of a definitive agreement relating to or the consummation of such transaction would not reasonably be expected to (i) impose any material delay in the obtaining of, or increase in any material respect the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Merger or the expiration or termination of any applicable waiting or approval period, (ii) increase the risk in any material respect of any Governmental Entity entering an order prohibiting the consummation of the Merger, or (iii) increase in any material respect the risk of not being able to remove any such order on appeal or otherwise;

(g) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of its capital stock, or other securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than the issuance of (i) any shares of Parent Common Stock upon the settlement of any grants made under any Parent Stock Plan, or any similar Parent plan; (ii) any securities of a Subsidiary of Parent to Parent or any other Subsidiary of Parent; or (iii) any grants under the Parent Stock Plans, or any similar Parent plan; or

(h) enter into any Contract, or otherwise obligate itself in a legally binding manner, to take any of the foregoing actions.

Section 5.5 Interim Communications by the Company. The Company shall use its reasonable best efforts to provide to Parent, to the extent reasonably practicable, a reasonable opportunity to review in advance and comment upon any material written communications to be disseminated generally to the employees or individual independent contractors of the Company or its Subsidiaries pertaining to compensation, benefit or other similar matters related to the transactions contemplated by this Agreement, and shall consider in good faith all comments reasonably provided by Parent in response thereto before such dissemination. Notwithstanding the foregoing, without prior consultation, the Company may disseminate information consistent with the information contained in press releases or other documents or communications previously issued and agreed upon by the parties.

Section 5.6 Consent.

(a) The Company shall be permitted to request Parent’s consent or approval for the Company or any of its Subsidiaries to take any matter or action prohibited by Section 5.1 or Section 5.2, by delivering written notice (including by electronic mail) thereof to any of the individuals specified on Section 5.6(a) of the Parent Disclosure Letter. Parent shall respond to such request in writing (including by return email) as promptly as practicable following receipt thereof.

(b) Parent shall be permitted to request the Company’s consent or approval for Parent or any of its Subsidiaries to take any matter or action prohibited by Section 5.3 or Section 5.4 by delivering written notice (including by electronic mail) thereof to any of the individuals specified on Section 5.6(b) of the Company Disclosure Letter. The Company shall respond to such request in writing (including by return email) as promptly as practicable following receipt thereof.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Form-S-4 and Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the execution and delivery of this Agreement, the Company and Parent shall jointly prepare and cause to be filed with the SEC the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders Meeting and the prospectus relating to the shares of Parent Common Stock to be issued in the Merger (the “Proxy Statement/Prospectus”), and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Parent (with the Company’s reasonable cooperation) shall use its reasonable best efforts to cause the initial Form S-4 to be filed with the SEC as promptly as reasonably practicable following the date hereof. It is the intention of the parties that the initial Form S-4 will be filed with the SEC within 20 Business Days following the date hereof. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing with the SEC and shall use its reasonable best efforts to keep the Form S-4 effective thereafter for so long as is necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company as soon as practicable after the Form S-4 is declared effective by the SEC. Without limiting the generality of the foregoing, each of the Company and Parent shall, and shall instruct their respective Representatives to, reasonably cooperate with the other party hereto and its respective Representatives in the preparation of the Form S-4 and the Proxy Statement/Prospectus, and shall furnish the other party hereto with all information concerning it and its Affiliates as the other party hereto may deem reasonably necessary or advisable in connection with the preparation and filing of the Proxy Statement/Prospectus and the Form S-4 (other than Restricted Information; provided that the parties shall use their reasonable best efforts to allow such information to be provided in a manner that would not violate any such Law, Contract or obligation or jeopardize the protection of the attorney-client or other privilege, or expose any such party to risk of liability for disclosure of sensitive or personal information).

(b) Unless the Board of Directors of the Company shall have effected a Change of Board Recommendation in accordance with the terms of Section 6.3, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) No amendment or supplement (including by incorporation by reference) to the Form S-4 or the Proxy Statement/Prospectus shall be made without the prior review and approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), except to the extent any disclosure contained therein relates to a Change of Board Recommendation.

(d) Each of Parent and the Company shall cause the Form S-4 and the Proxy Statement/Prospectus, as applicable, to comply in all material respects as to form and substance with the requirements of the Securities Act and the Exchange Act. Without limiting the generality of the foregoing, the information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in (i) the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement/Prospectus shall not, at the time the Proxy Statement/Prospectus is mailed to the Company’s stockholders or on the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither party makes any such covenant with respect to information supplied by the other party. The information supplied or to be supplied by either party hereto for inclusion or incorporation by reference in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither party makes any such covenant with respect to information supplied by the other party. In addition, the information supplied or to be supplied by or on behalf of either party hereto for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each, a “Regulation M-A Filing”) shall not, at the time any such Regulation M-A Filing is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, neither party makes any such covenant with respect to information supplied by the other party.

(e) Without limiting the generality of the foregoing, prior to the Effective Time (i) the Company and Parent shall notify each other as promptly as practicable upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, the Form S-4, Proxy Statement/Prospectus or any Regulation M-A Filing so that any such document would not include any misstatement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and as promptly as practicable thereafter, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by applicable Law or the SEC, disseminated to the stockholders of the Company. The Company and Parent shall each notify the other as promptly as practicable after the receipt by such party of any written or oral comments of the SEC or its staff on, or of any written or oral request by the SEC or its staff for amendments or supplements to, the Form S-4, the Proxy Statement/Prospectus or any Regulation M-A Filing, and shall promptly supply the other with copies of all correspondence between it or any of its Representatives and the SEC or its staff with respect to any of the foregoing filings. Notwithstanding the foregoing, prior to filing the Proxy Statement/Prospectus and Form S-4 or responding to any comments of the SEC or its staff with respect thereto, each of the Company and Parent shall provide the other and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 or the Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, and the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(f) Each of the Company and Parent shall make any other necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder and shall use reasonable best efforts to ensure that such filings after the date of this Agreement and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will not contain any untrue statement of a material fact or omit (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that neither party makes any such covenant with respect to information supplied by the other party. In addition, Parent shall use reasonable best efforts to take all actions required under any applicable federal or state securities or “blue sky” Laws in connection with the issuance of shares of Parent Common Stock in the Merger.

Section 6.2 Company Stockholders Meeting; Company Board Recommendation. Subject to applicable Law, the rules and regulations of Nasdaq, the Company Charter and the Company Bylaws, the Company shall establish a record date (with prior consultation with Parent) for, call, give notice of, convene and hold a meeting of the stockholders of the Company (the “Company Stockholders Meeting”) as soon as reasonably practicable following the date the Form S-4 is declared effective by the SEC and the SEC Staff advises that it has no further comments on the Proxy Statement/Prospectus or that the Company may commence mailing the Proxy Statement/Prospectus (and in no event later than 45 days after the commencement of the mailing of the Proxy Statement/Prospectus to the stockholders of the Company) for the purpose of voting upon the adoption of this Agreement in accordance with the DGCL. Notwithstanding the foregoing, (a) if (1) there are insufficient shares of the Company Common Stock necessary to conduct business at the Company Stockholders Meeting, or (2) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, the Company may extend the date of the Company Stockholders Meeting to the extent (and only to the extent) the Company determines in good faith that such delay is reasonably necessary in order to conduct business at the Company Stockholders Meeting or obtain proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, as applicable; provided that in no event shall the Company postpone or adjourn the Company Stockholders Meeting pursuant to clause (a) of this Section 6.2 for more than 10 Business Days later than the most recently adjourned meeting or to a date more than 30 Business Days after the original date of the Company Stockholders Meeting, (b) the Company may delay the Company Stockholders Meeting to the extent (and only to the extent) the Company determines in good faith that such delay is required by applicable Law (including the applicable rules and regulations of Nasdaq), including to comply with comments made by the SEC with respect to the Proxy Statement/Prospectus or the Form S-4, (c) the Company may delay the Company Stockholders Meeting to ensure that any supplement or amendment to the Proxy Statement/Prospectus required under applicable Law (including the applicable rules and regulations of Nasdaq) is timely provided to the stockholders of the Company within a reasonable amount of time, in the good faith judgment of the Company (after consultation with its outside legal counsel), in advance of the Company Stockholders Meeting, and/or (d) the Company may delay the Company Stockholders Meeting to the extent (and only to the extent) that Parent provides its prior written consent (not to be unreasonably withheld, conditioned or delayed). Unless the Company has effected a Change of Board Recommendation as provided in Section 6.3, the Company shall use its reasonable best efforts to solicit from stockholders of the Company proxies in favor of the adoption of this Agreement in accordance with the DGCL and shall use its reasonable best efforts to secure the Company Stockholder Approval at the Company Stockholders Meeting. The Company shall keep Parent reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement/Prospectus, including by allowing Parent and its Representatives to participate in meetings and discussions with the Company and its proxy solicitor and by directing such proxy solicitor to provide regular reports to Parent. Notwithstanding any Change of Board Recommendation pursuant to Section 6.3, unless this Agreement is otherwise terminated in accordance with its terms, this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, and nothing contained herein shall be deemed to relieve the Company of such obligation. Once the Company has established a record date for the Company Stockholders Meeting, the Company will not change such record date or establish a different record date without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed. Without the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, the adoption of this Agreement will be the only matter (other than related procedural matters) that the Company will propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

Section 6.3 No Solicitation.

(a) Except as otherwise permitted by the other clauses of this Section 6.3, from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company or any of its Subsidiaries shall, and the Company shall instruct its Representatives not to, directly or indirectly, (i) whether publicly or otherwise, initiate or solicit the submission of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any third party any non-public information relating to the Company or any of its Subsidiaries, or afford to any third party access to the business, books, records or other non-public information, or to any personnel, of the Company or any of the Subsidiaries of the Company, in any such case with the intent to encourage or induce the making, submission or announcement of any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) enter into, conduct, participate, maintain or engage in any discussions or negotiations with any third party with respect to any offer, inquiry, proposal or indication of interest that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than solely to (x) inform any third party of the existence of the provisions contained in this Section 6.3 or (y) seek clarification regarding the terms or conditions of any offer, inquiry, proposal or indication of interest), (iv) approve, adopt, declare advisable or recommend an Acquisition Proposal, (v) withdraw (or qualify, amend or modify in any manner adverse to Parent or Merger Sub) the Company Board Recommendation, (vi) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (vii) if a tender offer or exchange offer that constitutes an Acquisition Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) by the close of business on the 10th business day after the commencement thereof pursuant to Rule 14d-2 under the Exchange Act (it being understood and agreed that the Company’s Board of Directors may take no position with respect to such tender offer or exchange offer during the period referred to in this clause), (viii) other than with respect to any tender offer or exchange offer, fail to publicly reaffirm the Company Board Recommendation within 10 Business Days following Parent’s reasonable written request for the same, (ix) enter into any letter of intent, memorandum of understanding, agreement in principle or other similar document, or any Contract providing for any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate, the Merger, or (x) resolve, publicly propose or agree to do any of the foregoing (any action set forth in the foregoing clauses (iv), (v), (vi), (vii), (viii) or (x) (to the extent related to the foregoing clauses (iv), (v), (vi), (vii), or (viii)), a “Change of Board Recommendation”). The Company shall immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons (other than Parent) conducted prior to or as of the date hereof by the Company or any of its Subsidiaries, and will instruct its Representatives to cease and cause to be terminated any and all existing activities, discussions or negotiations, that would reasonably be expected to lead to any Acquisition Proposal, and shall, as promptly as practicable, terminate access by each such Person and its Representatives to any online or other data rooms containing any non-public information in respect of the Company or any of its Subsidiaries for the purpose of permitting such Persons to evaluate a potential Acquisition Proposal. The Company shall, as soon as practicable following the date hereof, request of each Person that has, during the 12 months prior to the date hereof, executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, to promptly return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary contained in Section 6.3(a), but subject to Section 6.3(c), if at any time following the date hereof and prior to the time that the Company Stockholder Approval is obtained (i) the Company receives a bona fide written offer, inquiry, proposal or indication of interest with respect to an Acquisition Proposal that was not solicited in violation of Section 6.3(a) and (ii) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such offer, inquiry, proposal or indication of interest constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may in response to such offer, inquiry, proposal or indication of interest (A) furnish information with respect to the Company and the Subsidiaries of the Company, and afford access to the business, books, records or other non-public information, or to any personnel, of the Company or any of the Subsidiaries of the Company, to the third party making such offer, inquiry, proposal or indication of interest, its Representatives and potential sources of financing and (B) enter into, conduct, participate, maintain or engage in discussions or negotiations with the third party making such offer, inquiry, proposal or indication of interest, its Representatives and potential sources of financing regarding such offer, inquiry, proposal or indication of interest, in each case, only if (1) the Company gives Parent a written notice that states that the Company has received such offer, inquiry, proposal or indication of interest and includes all the information required by Section 6.3(c) in accordance with Section 6.3(c) and thereafter continues to comply with Section 6.3(c) and Section 6.3(d), (2) prior to furnishing any non-public information to such Person, the Company shall have entered into an Acceptable Confidentiality Agreement with such Person and prior to or substantially contemporaneously with or within 24 hours following the provision of any non-public information concerning the Company or the Subsidiaries of the Company to any such Person, the Company provides such information to Parent (if such information has not previously been furnished to Parent or its Representatives) and (3) the Board of Directors of the Company shall have determined in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(c) Promptly (and in any event within 24 hours) following the receipt by the Company, any of its Subsidiaries or any of their Representatives of (i) an Acquisition Proposal or (ii) any request for information or to engage in negotiations or discussions that would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent notice of (A) the receipt of such Acquisition Proposal, request or inquiry, (B) the identity of the third party making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry and (C) a copy of all material written proposed agreements provided by such third party in connection with such Acquisition Proposal, request or inquiry. The Company shall keep Parent reasonably informed, on a prompt basis, of the status of, and the material terms and conditions of, such Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all material materials sent to or provided to the Company or any of its Subsidiaries by or on behalf of such third party making such Acquisition Proposal that describe any material terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters), in each case to the extent not previously provided.

(d) Notwithstanding anything to the contrary contained in Section 6.3(a), at any time prior to the time that the Company Stockholder Approval is obtained, the Board of Directors of the Company may, subject to compliance with the rest of this Section 6.3(d), in response to either an Intervening Event or a Superior Proposal, effect a Change of Board Recommendation or, solely in response to a bona fide written Acquisition Proposal, terminate this Agreement pursuant to Section 8.1(d)(iii) in order to enter into a definitive agreement with respect to a Superior Proposal. The Company shall not be entitled to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 8.1(d)(iii) in order to enter into a definitive agreement with respect to a Superior Proposal or Intervening Event pursuant to this Section 6.3(d) unless (A) the Company shall have provided to Parent at least four Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall state expressly (1) that the Company has received a Superior Proposal or an Intervening Event has occurred, (2) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and the identity of the Third Party making such Superior Proposal, or, in the case of an Intervening Event, the material facts and circumstances (based on information then reasonably available) related to such Intervening Event, and (3) that it intends to effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 8.1(d)(iii) in order to enter into a definitive agreement with respect to a Superior Proposal and (B) the Board of Directors of the Company shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. During the Notice Period, if requested by Parent, the Company shall engage in good faith negotiations with Parent and its Representative regarding any amendment to this Agreement proposed in writing by Parent, and the Board of Directors of the Company shall consider in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) that, if accepted by the Company, would be binding upon Parent (the “Proposed Changed Terms”), by no later than 11:59 p.m. (Central Time), on the last day of the Notice Period. Notwithstanding anything in this Section 6.3(d) to the contrary, the Board of Directors of the Company may not effect a Change of Board Recommendation or terminate this Agreement pursuant to Section 8.1(d)(iii) in order to enter into a definitive agreement with respect to a Superior Proposal until the expiration of the Notice Period and unless and until the Board of Directors of the Company concludes in good faith, after considering the Proposed Changed Terms (if any are proposed by Parent) and consultation with outside legal counsel, that the failure to take such action would still be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. In the event of any material revisions or modifications to the material terms of such Superior Proposal, the Company shall be required to promptly (but in any event within 24 hours) deliver a new written notice to Parent and again comply with the requirements of this Section 6.3(d) with respect to such new written notice, except that the

Notice Period shall be two Business Days with respect to any such revised Superior Proposal, but no such new written notice shall shorten the original Notice Period.

(e) Nothing contained in this Section 6.3 shall prohibit the Board of Directors of the Company from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any disclosure that constitutes a “stop, look and listen” (or similar) statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute a Change of Board Recommendation; provided that, (A) in the case of the foregoing clause (i), if such disclosure does not reaffirm the Company Board Recommendation, this Section 6.3(e) shall not prevent disclosure from being treated as a Change of Board Recommendation in accordance with the terms of Section 6.3(a) and (B) the issuance by the Company or the Board of Directors of the Company of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation and Parent not shall have the right to terminate this Agreement as set forth in Section 8.3(a).

Section 6.4 Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford the Representatives of Parent reasonable access during normal business hours and upon reasonable advance notice to its and its Subsidiaries’ properties, books and records (including Tax records and information necessary to confirm disclosures in the Proxy Statement/Prospectus and Form S-4) and personnel, and shall use its reasonable best efforts to furnish, or cause to be furnished, promptly to Parent consistent with its legal obligations and obligations pursuant to Contracts all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that (a) such access or provision of information shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries, (b) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client or any other privilege, or expose such party to risk of liability for disclosure of sensitive or personal information (any such information, the “Restricted Information”); provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that would not violate any such Law, Contract or obligation or jeopardize the protection of the attorney-client or other privilege, or expose any such party to risk of liability for disclosure of sensitive or personal information, and (c) the Company will be permitted to redact any information or documentation provided to the extent that such information or documentation includes competitively or commercially sensitive information; provided, further, that the Company may restrict the foregoing access to those Persons who have entered into or are bound by a confidentiality agreement with it or Parent and to the extent required by applicable Law or Contract to which the Company or its respective Subsidiaries is a party. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not (i) unreasonably interfere with the business conducted at such property or (ii) damage any property or any portion thereof. All information obtained pursuant to this Section 6.4 shall continue to be governed by the Confidentiality Agreement which shall remain in full force and effect in accordance with its terms. Nothing in this Section 6.4 shall require the Company to permit the inspection of, or to disclose, any Acquisition Proposals or any information regarding or related to the deliberations of the Board of Directors of the Company with respect to the transactions contemplated by this Agreement, the entry into the Agreement, any of the matters referred to in Section 6.3 or any materials provided to the Board of Directors of the Company in connection therewith, in each case, except to the extent such information is required to be disclosed in the Form S-4 or Proxy Statement/Prospectus.

Section 6.5 Consents, Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, as promptly as practicable, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable, including to use reasonable best efforts to, as promptly as practicable, (i) prepare and file all Filings required to be made under the HSR Act or any other Antitrust Laws, (ii) obtain all Consents, Orders, actions or nonactions, required under the HSR Act or any other applicable Law, and (iii) obtain all necessary Consents and make all Filings from non-Governmental Entity third parties; provided that, in each case, in no event shall the Company or its Subsidiaries be obligated to pay or to commit to pay to any Person whose Consent or waiver is being sought any cash or other consideration, or make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent or waiver. The parties understand and agree that Parent’s and Merger Sub’s obligation to use reasonable best efforts to take, or cause to be taken, and to do, or cause to be done, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable pursuant to this Section 6.5(a) includes the obligation for Parent and Merger Sub to expeditiously comply with any requests or inquiries for additional information or documentation (including any second request) by any Governmental Entity and to enter into or agree to divestitures, hold separate arrangements, the termination, assignment, novation or modification of Contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations, and litigation, including with Governmental Entities, to obtain the approvals, Consents, Orders, registrations, Permits, authorizations and other confirmations described in clause (i) and (ii) of this Section 6.5(a) required to be obtained from any Governmental Entity required to consummate the transactions contemplated hereby so long as such actions would not have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or on the Company and its Subsidiaries, taken as a whole. In furtherance and not in limitation thereof, not later than 10 Business Days following the date of this Agreement, the Company and Parent shall each make an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Merger and the transactions contemplated hereby. Parent and the Company shall promptly notify the other party of any notice or other communication from any Governmental Entity received by such party alleging that such Governmental Entity’s consent is or may be required in connection with or as a condition of the Merger.

(b) The Company and Parent shall use reasonable best efforts to (i) cooperate and coordinate with the other party in the taking of the actions contemplated by Section 6.5(a), (ii) provide such assistance as the other party may reasonably request in connection with the foregoing, including supplying the other party with any information that the other party may reasonably request in order to effectuate the taking of such actions, and (iii) keep the other party reasonably and timely informed of any developments, meetings, or discussions with any Governmental Entity under any Antitrust Laws, and any inquiries or requests for additional information, from any Governmental Entity under any Antitrust Laws. If the Company or Parent receives a formal or informal request for additional information or documentary material from any Governmental Entity under any Antitrust Laws with respect to the Merger or the other transactions contemplated hereby, then it shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In addition, to the extent practicable, none of the parties shall agree to participate in any substantive meeting or conference (telephone, in-person or otherwise) with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any Filing, Proceeding, investigation (including any settlement of the investigation), litigation, or other inquiry under any Antitrust Laws unless it consults with the other party in advance and, where permitted by such Governmental Entity, allows the other party to participate. To the extent reasonably practicable, legal counsel for Parent and for the Company shall have the right to review in advance, and will consult with the other party on and consider in good faith the views of the other party in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Information disclosed pursuant to this Section 6.5 shall be subject to the Confidentiality Agreement and Section 6.5(d) hereof. Neither Parent nor the Company shall be required to comply with any of the foregoing provisions of this Section 6.5(b) to the extent that such compliance would be prohibited by applicable Law. The parties shall not voluntarily extend any waiting period associated with any Consent of any Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the Merger and the other transactions contemplated hereby, except with the prior written consent of the other parties (not to be unreasonably withheld, conditioned or delayed).

(c) Parent shall not, and shall cause its Affiliates not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), whether by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take any other action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consent, action or nonaction, waiver, clearance or exemption of any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking entry of an Order preventing, restraining, impeding, delaying, enjoining or otherwise prohibiting the consummation of the Merger and the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger and the other transactions contemplated hereby.

(d) Notwithstanding anything to the contrary in this Section 6.5, (i) if any information or documentation provided by the delivering party to the other party pursuant to this Section 6.5 contains competitively or commercially sensitive material, if requested by the delivering party, such information or documentation will only be provided to outside antitrust counsel of the receiving party (and/or to such other individuals of the receiving party or the Representatives thereof to whom the delivering party expressly provides permission (the “Permitted Individuals”)) and shall not be disclosed by such outside antitrust counsel or other Permitted Individuals to any individuals other than Permitted Individuals (including employees, officers or directors of the receiving party) unless express permission is obtained in advance from the delivering party and (ii) any information or documentation provided pursuant to this Section 6.5 may be redacted to the extent necessary (A) to comply with any contractual arrangement, (B) to remove references concerning valuation, or (C) to address privilege or confidentiality concerns.

Section 6.6 Employee Matters.

(a) Until the 12 month anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and its Subsidiaries who continue as employees of the Surviving Corporation or any of its Subsidiaries during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), compensation (including base salary, bonus, commission-based and other incentive compensation opportunities) and employee benefits that, in the aggregate, with respect to each Continuing Employee, are not less favorable than the compensation and employee benefits provided by the Company or the applicable Subsidiary to such Continuing Employee immediately prior to the Effective Time (provided that the base salary of each Continuing Employee shall not be reduced during the Benefits Continuation Period). Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of the Company or any of its Subsidiaries, or other than as provided in any applicable employment agreement or other Contract, to restrict the right of Parent or the Surviving Corporation to terminate the employment of any such employee.

(b) The Surviving Corporation shall (i) waive, or cause to be waived, any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation or any of its Affiliates in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Company Benefit Plan in which such Continuing Employee participated, (ii) provide, or cause to be provided, each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements, and (iii) recognize, or cause to be recognized, service prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting, determination of level of benefits and benefits accrual to the same extent such service was recognized by the Company or any of its Subsidiaries under the analogous Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service; and, provided further, that the Surviving Corporation shall not be obligated to provide credit for years of service for benefit accrual purposes under any defined benefit pension plan maintained by the Surviving Corporation or its Subsidiaries prior to the date on which the Continuing Employee actually becomes a participant in such plan (it being understood that the Surviving Corporation shall in all cases provide credit for years of service for benefit accrual purposes in accordance with the terms and conditions of each such defined benefit pension plan as in effect immediately prior to the Effective Time).

(c) From and after the Effective Time, Parent shall honor, and shall cause its Subsidiaries to honor, in accordance with its terms, (i) each employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its Subsidiaries and any current or former officer, director or employee, as in effect as of the date of this Agreement or adopted thereafter in compliance with Section 5.2, including those described in Section 6.6(c) of the Company Disclosure Letter and previously provided to Parent, (ii) all obligations in effect as of the Effective Time under any equity-based or bonus plans, programs or agreements of the Company or any of its Subsidiaries, and (iii) all obligations in effect as of the Effective Time pursuant to outstanding retention plans, programs or agreements, and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or any of its Subsidiaries. Parent and Merger Sub acknowledge that the consummation of the Merger and the transactions contemplated by this Agreement will constitute a change in control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(d) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending 90 days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN affecting in whole or in part any site of employment, facility, or operating unit of the Surviving Corporation or any of its Subsidiaries, and shall cause the Surviving Corporation and each of its Subsidiaries not to take any such action after such 90-day period without complying with all provisions of WARN.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Continuing Employees whose employment terminates during the Benefits Continuation Period with severance benefits not materially less favorable than the severance benefits that would have been provided in accordance with the Company’s past practices or any severance plans, policies or commitments applicable to such Continuing Employee immediately prior to the Effective Time, if any.

(f) Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan, (ii) shall create any third-party beneficiary rights in any Person, or (iii) subject to the requirements of this Section 6.6, shall limit the right of Parent or the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date.

Section 6.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, jointly and severally, to the fullest extent permitted by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of applicable Law adopted after the date of this Agreement that increase the extent to which indemnification may be provided), indemnify, defend and hold harmless (and promptly advance expenses from time to time as incurred to the fullest extent permitted by Law; provided the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification) each Person who is now, or has been at any time prior to the Effective Time or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries and any Person acting as director, officer, trustee, fiduciary, employee or agent of another Person (including any Company Benefit Plan) who is or has acted as such at the request of the Company or any such Subsidiary (each an “Indemnified Party”) from and against any and all costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement or incurred in connection with any actual or threatened claim (including a claim of violation of applicable Law), action, audit, demand, suit, other Proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative or other Proceeding at law or in equity or order or ruling, by reason of the fact that the Indemnified Party is or was a director or officer of the Company or its Subsidiaries or is or was a director, officer, trustee, fiduciary, employee or agent of another Person at the request of the Company, including the approval of this Agreement and the Merger and the other transactions contemplated hereby or arising out of or pertaining to the Merger and the other transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall cooperate with any Indemnified Party in the defense of any matter covered by this Section 6.8. Without limitation of the foregoing or any other provision of this Section 6.8, Parent and the Company agree that all rights to indemnification and exculpation from liability for acts or omissions occurring at or prior to the Effective Time and the rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party, whether provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company or any of its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, shall survive the Merger, be honored by Parent, the Surviving Corporation and its Subsidiaries and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(b) Subject to the following sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation and each Subsidiary thereof to (including by providing sufficient funds to the Surviving Corporation or the applicable Subsidiary), at no expense to the beneficiaries, either (i) continue to maintain in full force and effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance and fiduciary liability insurance (the “Current Insurance“) with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); provided that the Surviving Corporation may substitute for the Current Insurance policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); or (ii) purchase a six year extended reporting period endorsement with respect to the Current Insurance (a “Reporting Tail Endorsement”) and maintain such Reporting Tail Endorsement in full force and effect for its full term. To the extent purchased after the date of this Agreement and prior to the Effective Time, such insurance policies shall be placed through such broker(s) and with such insurance carriers as may be specified by Parent and as are reasonably acceptable to the Company; provided that such insurance carrier has at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. Notwithstanding the first sentence of this Section 6.8(b), but subject to the second sentence of this Section 6.8(b), the Company shall be permitted at its sole and exclusive option to purchase a Reporting Tail Endorsement prior to the Effective Time. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided that in the event of the Current Insurance, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(c) The certificate of incorporation and bylaws of the Surviving Corporation and each of its Subsidiaries shall include provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties that are no less favorable to the Indemnified Parties than the provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties as set forth in the Company Charter and the Company Bylaws in effect on the date of this Agreement. Following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation and its Subsidiaries to, maintain in effect and honor the provisions in its certificate of incorporation and bylaws providing for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification and advancement rights thereunder.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause (i) or clause (ii) of this sentence so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(e) From and after the Effective Time, Parent and the Surviving Corporation shall not, directly or indirectly, amend, modify, limit or terminate the advancement and reimbursement of expenses, exculpation, indemnification provisions of the agreements listed in Section 6.8(e) of the Company Disclosure Letter between the Company or any Subsidiary and any of the Indemnified Parties, or any such provisions contained in the Surviving Corporation bylaws.

(f) This Section 6.8 is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Corporation. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Party shall be a third-party beneficiary of this Section 6.8, and entitled to enforce the covenants contained in this Section 6.8. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.8 that is denied by Parent and/or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement, then Parent or the Surviving Corporation shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Corporation. The rights of the Indemnified Parties under this Section 6.8 shall be in addition to, and not in substitution for, any rights such Indemnified Parties may have under the Company Charter and the Company Bylaws, the certificate of incorporation and bylaws (or comparable organizational documents) of any of the Company’s Subsidiaries or the certificate of incorporation and bylaws of the Surviving Corporation or under any applicable Contracts, insurance policies or Laws and Parent shall, and shall cause the Surviving Corporation and each of its Subsidiaries to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

Section 6.9 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be reasonably agreed upon by the Company and

Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling or participating in any press conference, conference call, media interview or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule or participate in any such event before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any statements to be made orally) to the other party and shall consider in good faith the comments of the other party); provided that the restrictions set forth in this Section 6.9 shall not apply to (i) any release or public statement made or proposed to be made by the Company in compliance with Section 6.3 (including any release or public statement made or proposed to be made by the Company with respect to a Change of Board Recommendation), or in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby, (ii) any customary announcements and other customary communications, including preparation and distribution of marketing materials, in connection with the Financing or (iii) any public statements by either party with respect to this Agreement and the transactions contemplated hereby, including their effect on either party’s business and its financial projections, with investors, analysts and Financing Sources, including on its periodic earnings calls and in any “road show”, so long as such party’s comments are consistent with the information contained in the press releases or other documents or communications previously issued and agreed upon by the parties. Notwithstanding the foregoing sentence, without prior consultation, each party may disseminate information included in a press release or other documents or communications already approved for external distribution by the other parties.

Section 6.10 Transaction Litigation. Each party shall promptly notify the other parties in writing of any stockholder litigation or other litigation or other Proceedings arising from this Agreement or the Merger that is brought against such party or any of its Affiliates or members of its board of directors (“Transaction Litigation”). Each party shall keep the other parties sufficiently informed on a reasonably current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to the other parties hereto such information relating to the Transaction Litigation as may be reasonably requested). The Company shall control the defense and, subject to the following sentence, settlement of any Transaction Litigation brought against it or any of its Affiliates or members of its or their boards of directors, and shall give Parent the opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of such Transaction Litigation. No settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11 State Takeover Laws. The Company and Parent shall each use reasonable best efforts to ensure that no Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) is or becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby. If any Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law (or provision) on this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.12 Nasdaq Matters.

(a) Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) Parent and the Company agree to cooperate in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.13 Section 16(b). The Company and Parent shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 280G Calculation. As soon as practicable, but in no event later than 45 Business Days after the date hereof, the Company will make available to Parent true and correct copies of its preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations) with respect to each “disqualified individual” (within the meaning of Section 280G of the Code) who is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that would not be deductible under Section 280G of the Code.

Section 6.15 Director and Officer Resignations. Prior to the Closing Date, unless Parent instructs the Company otherwise, the Company shall use its reasonable best efforts to obtain the resignation of each individual serving as a director or officer of (or comparable position with) the Company and its Subsidiaries as of immediately following the Effective Time from his or her position as a director or officer of (or comparable position with) the Company and its Subsidiaries (and not as an employee, if applicable, of the Company or any of its Subsidiaries), which resignations shall be effective immediately following the Effective Time. For the avoidance of doubt, such resignation shall not (i) prejudice in any manner any contractual rights such officer or director may have with the Company or any of its Subsidiaries, (ii) cause such officer or director to cease to become entitled to any benefit under any Company Benefit Plan to which he/she would otherwise be entitled in his or her position as an employee of the Company or its Subsidiaries, as applicable or (iii) terminate or modify the terms of any officer’s employment relationship with the Company or its Subsidiaries.

Section 6.16 Financing.

(a) Each of Parent and Merger Sub shall, and shall use its reasonable best efforts to cause each of their Affiliates to, take (or cause to be taken) all actions and do (or cause to be done) all things necessary to obtain and consummate the Financing on the terms and conditions described in the Commitment Letter, including: (i) to maintain in effect the Commitment Letter, (ii) to negotiate and enter into the definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including, as necessary, the “flex” provisions contained in any related fee letter) or on other terms and conditions agreed by Parent, the Company and the Financing Sources by the Closing Date, (iii) to satisfy or cause to be satisfied (or, if determined advisable by Parent, obtain the waiver of) on a timely basis all conditions to obtaining the Financing within Parent’s control and (iv) to comply with all of its obligations pursuant to the Commitment Letter and the definitive agreements related thereto, in the case of this clause (iv), to the extent the failure to comply with such obligations would reasonably be expected to (x) adversely affect or materially delay the ability of Parent or Merger Sub to consummate timely the Merger and the other the transactions contemplated by this Agreement or (y) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur. In the event that all conditions to funding the commitments contained in the Commitment Letter have been satisfied, each of Parent and Merger Sub shall use its reasonable best efforts to cause the Financing Sources to fund the Financing required to consummate the transactions contemplated by this Agreement (including by enforcing their rights (including through litigation) under the Commitment Letter) and to pay related fees and expenses on the Closing Date.

(b) Parent shall give the Company prompt notice of (i) any material breach or default by any party to the Commitment Letter or the definitive agreements related thereto of which Parent has become aware, or of any termination of the Commitment Letter or such definitive agreements and (ii) the receipt of any written notice or other written communication, in each case received from any Financing Source with respect to any (1) material breach of Parent’s or Merger Sub’s obligations under the Commitment Letter or the definitive agreements related thereto, or default, termination or repudiation by any party to the Commitment Letter or the definitive agreements related thereto or (2) material dispute between or among any parties to the Commitment Letter or the definitive agreements related thereto or any provisions of the Commitment Letter, in each case, to the extent any of the foregoing described in clauses (i) or (ii) would reasonably be expected to (x) adversely affect or materially delay the ability of Parent or Merger Sub to consummate timely the Merger and the other the transactions contemplated by this Agreement or (y) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur. As soon as reasonably practicable, but in any event within 5 Business Days following the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information (other than Restricted Information) reasonably requested by the Company relating to a circumstance referred to in clauses (i) or (ii) of the immediately preceding sentence. In the event that any portion of the Financing becomes unavailable and such portion is necessary to consummate the transactions contemplated by this Agreement (unless concurrently replaced on a dollar-for-dollar basis by commitments on terms and conditions no less favorable to Parent and Merger Sub than those set forth in the Commitment Letter (including after giving effect to the market flex provisions) from other financing sources or from proceeds of other sources of financing or cash), Parent and Merger Sub shall (i) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative Financing for any such portion from alternative debt sources (“Alternative Financing”) in an amount that will enable Parent and Merger Sub to consummate the transactions contemplated by this Agreement and that does not contain additional or modified conditions relative to those set forth in the Commitment Letter delivered to the Company on or prior to the date of this Agreement that, in each case, would reasonably be expected to materially and adversely affect the ability of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement and (ii) promptly notify the Company of such unavailability and the reason therefor. Parent shall (x) to the extent reasonably practicable, notify the Company of its intention to obtain such Alternative Financing and keep the Company reasonably informed of the terms thereof, (y) provide to the Company final drafts of all commitment letters relating to the Alternative Financing prior to their execution by Parent and/or Merger Sub so as to permit the Company a reasonable period of time in which to confirm that such commitment letters comply with this Section 6.16 and (z) deliver to the Company true and complete copies of all agreements (including redacted copies of engagement and fee letters, removing only fee amounts, market “flex” provisions and certain other terms (none of which concern or would adversely affect the amounts, availability, timing or conditionality of the Financing)) pursuant to which any such alternative source shall have committed to provide Parent or the Surviving Corporation with Alternative Financing. Parent shall provide the Company with prompt written notice of the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Commitment Letter or definitive agreement in connection therewith. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing.

(c) Except as expressly permitted by this Section 6.16, Parent and Merger Sub shall not, without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), permit any amendment or modification to (including any reduction in the amount of the commitment thereunder), or any waiver of any provision or remedy under, the Commitment Letter or any definitive agreements related thereto unless the terms of the Commitment Letter or definitive agreements related thereto, in each case as so amended, modified or waived, are substantially similar to those in the Commitment Letter or such definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Parent and Merger Sub than those in the Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver); provided that the foregoing limitations shall only apply if such amendment or modification (i) would reasonably be expected to (A) adversely affect or materially delay the ability of Parent or Merger Sub to consummate timely the Merger and the other the transactions contemplated by this Agreement or (B) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, (ii) subject to Section 6.16(d), reduces the aggregate amount of the Financing or (iii) adversely affects the ability of Parent or Merger Sub to enforce their rights against other parties to the Commitment Letter, it being understood and agreed that in any event, Parent may amend the Commitment Letter or the definitive agreements relating thereto to (x) add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Commitment Letter as of the date of this Agreement and consent to the assignment after the date of this Agreement of lending commitments under the Commitment Letter to other lenders, or (y) increase the aggregate amount of the Financing, subject in each case to Section 6.16(a).

(d) Parent shall have the right to reduce the commitments under the Commitment Letter (i) by the amount of the proceeds of consummated offerings or other incurrences of debt (including notes) after the date of this Agreement; provided that (A) such debt does not mature prior to the Closing Date and (B) to the extent such debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger and the other transactions contemplated hereby on the Closing Date, the termination of this Agreement and the Outside Date and (ii) in accordance with the mandatory prepayment and commitment reduction provisions set forth in the Commitment Letter; provided that any substitute commitments shall not be on terms that (x) would reasonably be expected to (1) adversely affect or materially delay the ability of Parent or Merger Sub to consummate timely the Merger and the other the transactions contemplated by this Agreement or (2) make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur. The representations, warranties, covenants and other restrictions of Parent and Merger Sub contained in this Agreement with respect to the Financing and the Commitment Letter apply equally to such substitute commitments.

(e) Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations under this Agreement are not conditioned in any manner upon Parent or Merger Sub obtaining any financing (including the Financing) or on the performance of any party to the Commitment Letter.

(f) In no event shall Parent or any of its Affiliates prohibit or seek to prohibit any commercial bank, investment bank or other potential provider of financing, including the Financing Sources, from providing financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries.

Section 6.17 Financing Cooperation.

(a) Prior to and, if applicable, concurrently with the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their (and its and their Representatives’) reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with the arrangement of the Financing; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries. Without limiting the generality of the foregoing sentence, prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to: (i) as promptly as practicable provide information (financial or otherwise) relating to the Company and its Subsidiaries to Parent and to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial condition, financial projections and prospects of Parent and the Company that is customary or reasonably necessary for the completion of such financing) to the extent reasonably requested by Parent in connection with Parent’s preparation of customary offering or information documents to be used for the completion of the Financing, (ii) cooperate and assist with the due diligence, rating agency processes and marketing efforts of Parent, its Representatives and the Financing Sources, including participating in a reasonable number of meetings, due diligence sessions and road shows, at times and at locations reasonably acceptable to the Company and ensuring that any syndication efforts benefit from the existing lending and investment banking relationships of the Company, (iii) reasonably assist Parent in preparing customary offering memoranda, rating agency presentations, lender presentations, confidential information and private placement memoranda, financial statements (including pro forma and projected financial statements), prospectuses and other similar documents, including delivery of (A) audited consolidated balance sheets and related audited statements of income, stockholders’ equity and cash flows of the Company for each of the three (3) fiscal years most recently ended at least 90 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any “going concern” qualifications), (B) unaudited consolidated balance sheets and related unaudited statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended more than 45 days prior to the Closing Date and (C) all other historical financial and other information regarding the Company reasonably necessary to permit Parent to prepare pro forma and projected financial statements customary for the Financing or the Alternative Financing, (iv) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, including senior management and Representatives of the Company and its Subsidiaries, documents and information relating to the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent or the Financing Sources, or as may be requested by the SEC, in connection with the completion of the Financing or the Alternative Financing, (v) provide to Parent and the Financing Sources promptly, and in any event at least three (3) Business Days prior to the Closing Date, all documentation and other information about the Company and its Affiliates required by the Financing Sources or regulatory authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under the Commitment Letter to the extent such documentation and other information is requested in writing to the Company at least 10 Business Days prior to the Closing Date, (vi) obtain any necessary consents from the Company’s independent public accounting firm in connection with any filings with the SEC, (vii) obtain customary comfort letters and consents from the Company’s independent public accounting firm for use of their reports in any materials relating to the Financing or the Alternative Financing and in connection with any filings required to be made by Parent with the SEC, (viii) subject to customary confidentiality provisions, provide customary “10b-5” certifications and authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders, (ix) deliver notices of prepayment and/or notices for termination of commitments within the time periods required in connection with the prepayment of any indebtedness or other obligations of the Company, including the Credit Agreement, and obtain customary payoff letters and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of such indebtedness or other obligations, including the Credit Agreement, (x) reasonably assist with the pledging of collateral and the preparation of the definitive documentation for the Financing or the Alternative Financing, including by providing information reasonably necessary for the completion of any schedules thereto, in each case to the extent, and solely to the extent, such materials relate to information concerning the Company and its Subsidiaries, (xi) provide or cause to be provided any customary certificates, or other customary closing documents as may reasonably be requested in connection with the Financing and the Alternative Financing and (xii) consent to the use of the trademarks, service marks and logos of the Company or any of its Subsidiaries in connection with the Financing; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or any of its Subsidiaries and in conformance with the Company’s quality control guidelines and procedures as provided to Parent by the Company prior to the date of this Agreement (it being understood that all goodwill associated with such use shall inure to the sole benefit of the Company). Notwithstanding the foregoing, (1) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur prior to the Closing any other liability or obligation in connection with the Financing, unless Parent reimburses or is required to reimburse or indemnify the Company and its Subsidiaries pursuant to this Agreement or otherwise agrees to do so, (2) none of the Company, its Subsidiaries or their respective Representatives shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than the “10b-5” certifications and authorization letters contemplated by clause (viii) of this Section 6.17(a) and for the avoidance of doubt, the boards of directors or other equivalent governing bodies of Parent, Merger Sub, and/or the Surviving Corporation shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Sources pursuant to the Commitment Letter at, or as of, the Closing), and (3) nothing shall obligate the Company or any of its Subsidiaries to (a) take any action in respect of the Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the Outside Date or otherwise result in a breach of this Agreement by the Company, (b) take any action to the extent such action would unreasonably interfere with the business or operations of the Company or its Subsidiaries, (c) issue in its own name any bank information memoranda or high-yield offering prospectuses or memoranda required in relation to the Financing (it being understood that any such information memoranda or prospectus or memoranda shall reflect the Surviving Corporation and all or certain of its Subsidiaries as obligors) or (d) provide, or cause to be provided, any legal opinion by its counsel, or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent it would reasonably be expected, in the reasonable judgment of the Company, to result in a violation of the Company’s or any of its Subsidiaries’ organizational documents or applicable Law or loss of any privilege.

(b) Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in satisfying its obligations under this Section 6.17 or other cooperation provided by the Company (or any of its Subsidiaries or any of its or their respective Representatives) at the request of Parent (or any of its Subsidiaries or any of its or their respective Representatives). Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs, expenses, fees (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.17 or other cooperation provided by the Company (or any of its Subsidiaries or any of its or their respective Representatives) at the request of Parent (or any of its Subsidiaries or any of its or their respective Representatives) (other than the use of any information provided by the Company, any of its Subsidiaries or any of their respective Representatives for use in connection with the Financing), except to the extent such losses, claims, damages, liabilities, costs, expenses, fees, judgments, fines, penalties and amounts paid in settlement are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, the gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.

Section 6.18 No Control of the Company’s Business. The Company, on the one hand, and Parent and Merger Sub on the other, acknowledge and agree that: (a) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and (b) prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 6.19 Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger. Immediately following the execution of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver, on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Company Stockholder Approval in accordance with applicable Law and the certificate of incorporation and bylaws of the Company.

(b) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

(c) Injunctions. No Law enacted, adopted or promulgated after the date hereof in the United States or Order by any federal or state court or other tribunal of competent jurisdiction prohibiting, rendering illegal or enjoining consummation of the Merger shall be in effect.

(d) Regulatory Approvals. Any waiting periods (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and not rescinded, and no proceedings for that purpose shall be pending before the SEC.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.1(a) (Corporate Organization), Section 3.3 (Corporate Authorization), Section 3.4(a) (No Conflicts), Section 3.23 (Takeover Statutes), Section 3.25 (Brokers and Finders’ Fees) and Section 3.26 (Opinion of Financial Advisor) shall, if qualified by materiality or Company Material Adverse Effect, be true and correct in all respects or, if not so qualified, be true and correct in all material respects, as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); (ii) the representations and warranties of the Company set forth in Section 3.2(a) and Section 3.2(b) (Capitalization) shall be true in all respects, except for any failures to be so true and correct that are de minimis, as of the Closing Date as if made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); and (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifiers therein), as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (iii) only, where the failure of such representations and warranties to be true and correct has not had a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall not have materially breached any of the agreements and covenants required to be performed by the Company under this Agreement prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company confirming the satisfaction of the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c).

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Corporate Authorization), Section 4.4(a) (No Conflicts), Section 4.9 (Operations of Merger Sub), Section 4.16 (No Vote of Parent Stockholders) and Section 4.17 (Brokers and Finders’ Fees) shall, if qualified by materiality or Parent Material Adverse Effect, be true and correct in all respects or, if not so qualified, be true and correct in all material respects, as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) and Section 4.2(b) (Capitalization) shall be true in all respects, except for any failures to be so true and correct that are de minimis, as of the Closing Date as if made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date); and (iii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifiers therein), as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except, in the case of clause (iii) only, where the failure of such representations and warranties to be true and correct has not had a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall not have materially breached any of the agreements and covenants required to be performed by Parent or Merger Sub, as applicable, under this Agreement prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent confirming the satisfaction of the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(c).

Section 7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement or, in the case of Parent or Merger Sub, on the failure of Parent or any of its Affiliates to satisfy any of the conditions set forth in the Commitment Letter (or any definitive agreements related thereto).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after obtaining the Company Stockholder Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before June 9, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if its action or failure to act constitutes a breach or violation of any of its obligations hereunder, and such breach has been the principal cause of or directly resulted in (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Outside Date or (B) the failure of the Closing to occur by the Outside Date;

(ii) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the failure of such party to fulfill any obligation under this Agreement resulted in the issuance of such Order or the taking of such other action; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and (B) either (1) is incapable of being cured by the Company by the Outside Date or (2) if capable of being cured, has not been cured by the Company within 30 days following written notice to the Company from Parent or Merger Sub of such breach, which notice states Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii) if the Board of Directors of the Company or any committee thereof shall have effected a Change of Board Recommendation; provided that Parent’s right to terminate this Agreement pursuant to this clause (ii) is only exercisable prior to the time that the Company Stockholder Approval is obtained; or

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and (B) either (1) is incapable of being cured by Parent or Merger Sub, as the case may be, by the Outside Date or (2) if capable of being cured, has not been cured by Parent or Merger Sub, as the case may be, within 30 following written notice to Parent or Merger Sub, as the case may be, from the Company of such breach, which notice states the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder;

(ii) if (A) the Inside Date has passed and all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (except for those conditions that by their nature or terms are to be satisfied at the Closing, which conditions were capable of being satisfied at the time of such failure to consummate the Merger), (B) the Company has irrevocably confirmed to Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement, and (C) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three Business Days following delivery of the Company’s notice as a result of Parent’s failure to receive the proceeds from the Financing; provided that Parent shall not have the right to terminate this Agreement pursuant to Section 8.1(b)(i) during such three Business Day period if the Outside Date shall precede the expiration of such period; or

(iii) prior to receipt of the Company Stockholder Approval, in order for the Company to enter into a definitive written agreement with respect to a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.3; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 8.3.

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties shall terminate and there shall be no liability on the part of any party with respect thereto, except for the confidentiality provisions of Section 6.4 (Access to Information) and the provisions of Section 3.27 (No Other Representations and Warranties; Disclaimers), Section 4.21 (No Other Representations and Warranties; Disclaimers), Section 6.7 (Expenses), Section 6.9 (Public Announcements), the indemnification and reimbursement obligations under Section 6.17(b) (Financing Cooperation), this Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees) and Article IX (General Provisions), each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that, subject to Section 8.3(c), if such termination shall result from the Willful Breach of this Agreement by any party or any intentional fraud by any party, such party shall be fully liable for all damages that are the natural, probable and reasonably foreseeable result thereof (which the parties acknowledge and agree shall, in the case of a breach by

Parent or Merger Sub, not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the Company’s stockholders, which shall be deemed in such event to be damages of the Company) incurred or suffered by the other parties as a result of such failure; provided, further, that any failure of Parent or Merger Sub to consummate the Merger in breach of this Agreement will be deemed to be a Willful Breach by Parent and Merger Sub (whether or not Parent or Merger Sub had sufficient funds available to consummate the Merger). Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations to hold the Closing and consummate the Merger and the transactions contemplated by this Agreement are not conditioned in any manner upon Parent or Merger Sub obtaining the Financing. The parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.9. In addition, the parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with its terms.

Section 8.3 Termination Fees.

(a) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(c)(ii) (Change of Board Recommendation) or (ii) by the Company pursuant to Section 8.1(d)(iii) (Superior Proposal), then the Company shall pay or cause to be paid to Parent (or its designees) a nonrefundable amount in cash equal to $45,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent, payable, in the case of clause (i), no later than two Business Days after the date of such termination and, in the case of clause (ii), in advance of or concurrently with such termination.

(b) In the event that, prior to receipt of the Company Stockholder Approval, (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(i) (Outside Date), and at such time the conditions set forth in Section 7.1 (other than Section 7.1(a)) were satisfied, or Section 8.1(b)(iii) (Stockholder No Vote); (ii) after the date of this Agreement and prior to the date of termination (in the case of a termination pursuant to Section 8.1(b)(i) (Outside Date)) or the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii) (Stockholder No Vote)), an Acquisition Proposal was publicly proposed or announced or otherwise communicated to the stockholders of the Company and not withdrawn prior to the date of termination (in the case of a termination pursuant to Section 8.1(b)(i) (Outside Date)) or the date of the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.1(b)(iii) (Stockholder No Vote)); and (iii) within 12 months after the date of such termination of this Agreement the Company enters into a definitive written agreement with respect to an Acquisition Proposal and the transaction contemplated by such definitive agreement is later consummated, then on the date such transaction is consummated, the Company shall pay or cause to be paid to Parent (or its designees) the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent. For purposes of this Section 8.3(b), each reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%.”

(c) The parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (i) if Parent is entitled to terminate this Agreement and to receive payment of the Termination Fee from the Company pursuant to this Section 8.3, except in the case of intentional fraud, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; and (ii) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Termination Fee under this Section 8.3, the amount of such Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement.

(d) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this

Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. Accordingly, if the Company fails to timely pay the amount due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit, action or other proceeding that results in a judgment in its favor, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable out-of-pocket attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.

Section 8.4 Procedure for Termination. A terminating party shall provide written notice of termination to the other parties specifying the Section or Sections pursuant to which such party is terminating the Agreement. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article I, Article II, Section 6.8 (Directors’ and Officers’ Indemnification and Insurance) and any other covenants or other agreements set forth in this Agreement that by their terms apply, or that are to be performed, in whole or in part, after the Effective Time, shall survive the consummation of the Merger. All of the other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger.

Section 9.2 Notices. All notices, requests, instructions and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile (upon confirmation of receipt) or e-mail (with confirmation of receipt by the recipient) of a .pdf document if delivered or sent prior to 5:00 p.m. on a business day in the place of receipt, (b) on the first business day in the place of receipt following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day in the place of receipt following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the respective parties as set forth below (or to such other address or facsimile number as a party may hereafter specify by notice in accordance with this Section 9.2):

If to Parent or Merger Sub, to:

Tivity Health, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

Attention:             Chief Legal Officer

Email:                   Mary.Flipse@tivityhealth.com

with a copy to (which shall not constitute notice):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attention:             J. Page Davidson

                             Scott W. Bell

                             Tatjana Paterno

Email:                 pdavidson@bassberry.com

                             sbell@bassberry.com

                             tpaterno@bassberry.com

If to the Company, to:

Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, Pennsylvania 19034

Attention:           Ralph J. Mauro, Esq.

Email:                 rmauro@nutrisystem.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:             H. Oliver Smith

                               Brian Wolfe

Email:                   oliver.smith@davispolk.com

                               brian.wolfe@davispolk.com

Section 9.3 Interpretation; Construction.

(a) When a reference is made in this Agreement to a Section, clause, Annex, Exhibit or Section of a disclosure letter, such reference shall be to a Section or clause of or Annex or Exhibit or Section of a disclosure letter to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase “the date of this Agreement” and terms of similar import, shall be deemed to refer to the date first written above. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and a reference to singular or plural shall be interchangeable with the other.

(b) References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any Law or statute are to that Law or statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any disclosure letters delivered herewith) and not merely to the specific Section, paragraph or clause in which such word appears. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) No summary of this Agreement or any Exhibit attached hereto or Section of a disclosure letter delivered herewith prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement or any such Exhibit or Section of a disclosure letter.

(e) Subject to the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a Section of such disclosure letter that corresponds to the Section of this Agreement to which it relates. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure thereof be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.4 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.5 Entire Agreement; No Third-Party Beneficiaries; Assignment.

(a) This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibits attached hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Parent and Merger Sub nor the Company makes any other representations or warranties, and each hereby disclaims any other representations or warranties, express or implied, as to the accuracy or completeness of any other information made by, or made available by, itself or any of its Representatives, with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing.

(b) The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto, except for: (i) only following the Effective Time, the right of the Company’s stockholders and holders of Company Equity Awards, as applicable, to receive (x) the Merger Consideration in respect of shares of Company Common Stock pursuant to Section 2.2 and (y) the Merger Consideration and other amounts payable or deliverable in respect of Company Equity Awards pursuant to Section 2.5, (ii) the right of the Company on behalf of its stockholders to seek equitable relief or to pursue damages suffered by the Company and its stockholders (which the parties acknowledge and agree shall, in the case of a breach by Parent or Merger Sub, not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the Company’s stockholders, which shall be deemed in such event to be damages of the Company), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, (iii) the right of the Indemnified Parties to enforce the provisions of Section 6.8 only and (iv) the right of each of the Financing Sources as an express third-party beneficiary of this Section 9.5(b), Section 9.7, Section 9.9(a), Section 9.9(b) and Section 9.11 and the definition of “Financing Source” and the constituent definitions thereof. The third-party beneficiary rights referenced in clause (ii) of the preceding sentence may be exercised only by the Company (on behalf of its stockholders as their agent) through actions expressly approved by the Board of Directors of the Company, and no stockholder of the Company, whether purporting to act in its capacity as a stockholder or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.

(c) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement, directly or indirectly by operation of law or otherwise, without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Person after the Closing, and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other wholly-owned Subsidiary of Parent, which Subsidiary shall be a Delaware corporation (in which case the assignee shall be deemed to make all of the representations and warranties made herein with respect to Merger Sub as of the date of such assignment and as of the Closing); provided that no such transfer or assignment shall (i) relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub or (ii) delay the consummation of the Merger or any of the other transactions contemplated hereby; provided, further, that Parent may make a collateral assignment of its rights (but not its obligations) under this Agreement to any Financing Sources. Any attempt to make any such assignment in violation of the foregoing shall be null and void.

Section 9.6 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.7 Modification or Amendment. This Agreement may be amended by the parties (with respect to the Company and Merger Sub, by action taken by their respective Boards of Directors), at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such approval. Subject to the preceding sentence, this Agreement may be modified or amended solely by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding anything to the contrary in this Agreement, (i) Section 9.5(b) (Third Party Beneficiaries), this Section 9.7 (Modification or Amendment), Section 9.9(a) (Governing Law), Section 9.9(b) (Waiver of Jury Trial) and Section 9.11 (No Recourse to Financing Sources) and the definition of “Financing Source” and the constituent definitions thereof may not be amended, supplemented or otherwise modified in any manner to the extent such amendment, supplement or other modification is adverse to the Financing Sources without the prior written consent of the Financing Sources and (iii) no provision of this Agreement may be amended, supplemented or otherwise modified in any manner (whether by operation of law or otherwise) after the Effective Time.

Section 9.8 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time (but not after the Effective Time), the parties may (in the case of the Company, by action taken or authorized by its Board of Directors or authorized officers of the Company), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.9 Governing Law; Venue; Waiver of Jury Trial; Specific Performance.

(a) Subject to Section 9.11, this Agreement, and any dispute arising out of or relating to this Agreement, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and enforced in accordance with the Laws of the State of Delaware, without regard to the conflicts of laws rules thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY SUCH SUIT, ACTION OR PROCEEDING AGAINST A FINANCING SOURCE OR IN CONNECTION WITH THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE

FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(B).

(c) The parties acknowledge and agree that irreparable harm would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (in addition to any other remedy that may be available to it at law and in equity, including monetary damages, except as limited by Section 8.3) (i) an injunction restraining such breach or threatened breach and (ii) an Order of specific performance to enforce the observance and performance of such covenant or obligation without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond or other security in connection with such remedy. Each party agrees not to raise any objections (including any defense or counterclaim that there is an adequate remedy at law) to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.9(c). Each party further agrees that (i) by seeking the remedies provided for in this Section 9.9(c), a party shall not in any respect waive its right to seek any other form of relief that may be available to such party at law or in equity in respect of this Agreement or the transactions contemplated hereby and/or thereby, (ii) nothing set forth in this Section 9.9(c) shall require any party to institute any Proceeding (or limit any party’s right to institute any Proceeding) for specific performance under this Section 9.9(c) prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any Proceeding pursuant to this Section 9.9(c) or anything set forth in this Section 9.9(c) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies (including monetary damages) in respect of this Agreement or the transactions contemplated hereby and/or thereby that may be available then or thereafter, this being in addition to any other remedy to which they are entitled at law or in equity, and (iii) that the prevailing party in any such Proceeding shall be entitled to reimbursement of all costs and expenses associated with seeking such relief, including reasonable attorneys’ fees. In the event that a party institutes a Proceeding seeking equitable relief under this Section 9.9(c), the Outside Date shall automatically be extended until the 20th Business Day following the date on which such Proceeding is finally resolved (if the Outside Date would otherwise occur on or prior to such date) or (ii) such other time period established by the court presiding over such Proceeding.

(d) Subject to Section 9.11, each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any Proceeding arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby (including any Proceeding seeking equitable relief pursuant to Section 9.9(c)); (ii) agrees that every such Proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware); (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court; (iv) agrees not to bring any Proceeding arising out of or relating to this Agreement, the Merger or the other transactions contemplated hereby in any other court; and (v) waives any defense of inconvenient forum to the maintenance of any Proceeding so brought. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.9(d) in any such Proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article IX; provided, however, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.10 Obligation of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.11 No Recourse to Financing Sources. Notwithstanding anything to the contrary herein, the Company, on behalf of itself and the Company Related Parties, hereby (a) acknowledges that none of the Financing Sources shall have any liability to the Company or any Company Related Party under this Agreement or for any claim made by the Company or any Company Related Party based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute relating to, or arising from, the Debt Financing, the Commitment Letter or the performance thereof, (b) waives any rights or claims of any kind or nature (whether in law or in equity, in contract, in tort or otherwise) the Company or any Company Related Party may have against any Financing Source relating to this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, and (c) agrees not to commence (and, if commenced, agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Commitment Letter or the transactions contemplated hereby or thereby. Nothing in this Section 9.11 will limit the rights of Parent or Merger Sub or any Parent Related Party in respect of the Debt Financing under any commitment letter related thereto. Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature to a Company Related Party. Notwithstanding anything to the contrary in this Agreement, each of the Parties to this Agreement agrees that (i) it will not bring or support any Proceeding or claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Merger, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the Federal Courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (ii) any such action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, shall be governed by the laws of the State of New York without regard to the conflicts of laws rules thereof; provided that (i) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred, (ii) the determination of the accuracy of any representations and warranties set forth herein and whether as a result of any inaccuracy thereof Parent, Merger Sub or any of their respective Affiliates has the right to terminate its obligations under this Agreement, or to decline to consummate the transactions contemplated hereby, and (iii) the determination of whether the transactions contemplated hereby have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware, without regard to the conflicts of laws rules thereof.

Section 9.12 Disclosure Letter References and SEC Document References.

(a) The parties hereto agree that each section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. The parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Letter or the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

(b) The parties hereto agree that in no event shall any forward-looking disclosure contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Statement Regarding Forward-Looking Statements”, “Special Note on Forward Looking Statements” or “Forward Looking Information”, or any other disclosures in any Company SEC Document or Parent SEC Document to the extent they are cautionary, predictive or forward-looking in nature, be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement; provided that the foregoing shall not apply to any factual information contained in any such sections.

Section 9.13 Definitions. As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, disclosure letters, and other documents delivered in connection herewith, shall have the meanings specified in this Section 9.13 or on the corresponding page number of the Index of Defined Terms:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms limiting the use and disclosure of non-public information not materially less favorable in the aggregate to the Company than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that (i) such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making, whether publicly or privately, any Acquisition Proposal, acquiring the Company or taking any other similar action and (ii) the Company may waive any such terms in any existing confidentiality agreements); provided, however, that such Acceptable Confidentiality Agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.3.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent, or any of its Subsidiaries or Affiliates, or any of their respective Representatives (in their capacity as such)) relating to, or that would reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning (which has the meaning under Section 13(d) of the Exchange Act) securities of the Company representing 20% or more of the aggregate voting power of all securities of the Company, or (iii) any transaction, including any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction, involving the Company or any of its Subsidiaries, in each case, pursuant to which any Person (other than the Company or any of its Subsidiaries) would own securities of the Company or of any resulting direct or indirect parent company of the Company representing 20% or more of the aggregate voting power of all securities of the Company or of any resulting direct or indirect parent company of the Company.

“Affiliate” of any Person means another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which commercial banks in New York, New York, United States of America are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” means that certain Commitment Letter among Parent, Credit Suisse AG and Credit Suisse Loan Funding LLC and, as the context requires, any other debt commitment letter executed pursuant to Section 6.16, including, in each case, the exhibits, schedules and annexes thereto, as amended from time to time after the date hereof in compliance with Section 6.16, pursuant to which the applicable financial institutions named therein have committed, upon the terms and subject only to the conditions set forth therein, to provide the Financing in connection with the transactions contemplated by this Agreement and the Merger.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2017, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

“Company Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance or effect shall be deemed to constitute, nor shall it be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, to the extent that such event, change, circumstance or effect results from, arises out of, or relates to: (a) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (b) any changes in conditions generally affecting any industry in which the Company or any of its Subsidiaries operates, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (c) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (d) any changes in tax, regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates, except to the extent that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company and any of its Subsidiaries operate, (e) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (f) (1) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Merger or the taking of any action required or contemplated by this Agreement or the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, officers or employees, (2) any actions taken by the Company with the express written consent of Parent that are otherwise expressly prohibited by this Agreement, or (3) any actions omitted to be taken by the Company that are expressly prohibited by this Agreement, if the Company has requested the consent of Parent to take such action and Parent withholds its consent thereto, (g) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law, except to the extent that such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has on others operating in the industries in which the Company and any of its Subsidiaries operate, (h) any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof), except to the extent that such change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such change has on others operating in the industries in which the Company and any of its Subsidiaries operate, (i) any cyberattacks, geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent that such conditions, outbreak, escalation or acts have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such conditions, outbreak, escalation or acts have on others operating in the industries in which the Company and any of its Subsidiaries operate, (j) the termination of employment of or by any of the Company’s executive officers or other employees after the public announcement of this Agreement, (k) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, acts of God or any change resulting from weather events, conditions or circumstances, except to the extent that such disaster, act or change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such disaster, act or change has on others operating in the industries in which the Company and any of its Subsidiaries operate, (l) any of the matters set forth in the Company Disclosure Letter, or (m) any Transaction Litigation.

“Company Related Parties” means the Company and its Subsidiaries or any of their respective controlling persons, directors, officers, employees, general partners, managers, management companies, Affiliates or assignees and any and all controlling persons, directors, officers, employees, general partners, managers, management companies, Affiliates or assignees of any of the foregoing, and any and all heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company Stock Plan” means the Company’s Second Amended and Restated 2008 Long-Term Incentive Plan.

“Confidentiality Agreement” means the confidentiality agreement, dated September 27, 2018, between the Company and Parent, as the same may be further amended, supplemented or otherwise modified by the parties.

“Contract” means any legally binding written agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy or commitment or undertaking of any nature.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated November 6, 2015, by and among the Company, Manufacturers and Traders Trust Company, as Administrative Agent, Swing Line Lender and L/C Issuer, and other lenders party thereto.

“Environmental Laws” shall mean all applicable foreign, federal, state and local laws, regulations, rules and ordinances relating to pollution, the protection of the environment or releases or threatened releases of chemicals, materials or substances that are harmful to the environment.

“Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio, plus (ii) the quotient of (x) the Cash Consideration, divided by (y) the Parent Stock Price, rounded to the nearest one thousandth.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Share” means each share of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent or owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties.

“Financing” means the debt financing contemplated pursuant to the Commitment Letter.

“Financing Source” means any Person committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Financing contemplated pursuant to the Commitment Letter and/or any of their Affiliates and/or their (or their Affiliates’) officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any chemicals, materials or substances defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “hazardous constituent,” “restricted hazardous material,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” “toxic pollutant,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

“Intellectual Property” means all intellectual property rights throughout the world, including patent and the invention and discoveries therein; trade secrets or proprietary confidential information; copyrights and copyrightable works; trademarks, service marks, trade names, and the goodwill of the business appurtenant thereto; and Internet domain names.

“International Trade Law” means the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (ITAR) (22 CFR 120-130), the Export Administration Act of 1979, as amended (50 U.S.C. 2401-2420), the Export Administration Regulations (EAR) (15 CFR 730-774), the economic sanctions rules and regulations implemented under statutory authority and/or President’s Executive Orders and administered by OFAC (Title 31 of the U.S. Code of Federal Regulations Part 500 et seq.) and all other laws and regulations of United States Governmental Entities regulating the provision of articles, software, information and services to non-U.S. parties or the export and import of articles, software, information or services from and to the U.S. and non-U.S. parties.

“Intervening Event” means any material change, development or occurrence that (a) was not known or reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement (or, if known or reasonably foreseeable to the Board of Directors of the Company as of the date of this Agreement, the consequences of such change, development or occurrence were not known or reasonably foreseeable to the Board of Directors of the Company) and (b) does not relate to or involve any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; provided, however, that in no event shall any of the following constitute, or be deemed to contribute to or otherwise be taken into account in determining whether there has been, an Intervening Event: (i) any change in the market price or trading volume of the shares of Company Common Stock or Parent Common Stock in and of itself and (ii) the Company or any of its Subsidiaries meeting or exceeding any applicable internal or published projections, forecasts, estimates or predictions of revenues, earnings or other financial or operating metrics for any period; provided that, for each of the matters referred to in clause (i) and (ii), the underlying changes, developments or occurrences giving rise to or contributing to either such change may constitute, or be deemed to contribute to or otherwise be taken into account in determining whether there has been, an Intervening Event.

“Knowledge” means the actual knowledge of the executive officers of the Company or Parent, as the case may be, as set forth in Section 9.13 of the Company Disclosure Letter and Section 9.13 of the Parent Disclosure Letter, respectively.

“Laws” means, any United States, federal, state or local, or any foreign, law, constitution, treaty, convention, ordinance, code, rule, statute or regulation enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Leased Real Property” means all material real property leased or subleased by the Company or any of its Subsidiaries.

“Lien” means any mortgage, deed of trust, lien, charge, pledge, encumbrance, security interest or other adverse right or claim whatsoever, excluding restrictions imposed by securities Laws.

“Material Purchase Order” means a purchase order between the Company and a Person that obligates the Company to make or entitles the Company to receive aggregate payments of more than $1,000,000 following the date of this Agreement.

“Nasdaq” means the Nasdaq Global Select Market.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” shall mean the ordinary course of business, consistent with past practice.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2017, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017.

“Parent Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, (1) materially impairs, or would reasonably be expected to materially impair, the ability of Parent or Merger Sub to perform their respective obligations hereunder or prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (2) has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, however, that no event, change, circumstance or effect shall be deemed to constitute, nor shall it be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, to the extent that such event, change, circumstance or effect results from, arises out of, or relates to: (a) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which Parent and any of its Subsidiaries operate, (b) any changes in conditions generally affecting any industry in which Parent or any of its Subsidiaries operates, except to the extent that such changes have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which Parent and any of its Subsidiaries operate, (c) any decline in the market price or trading volume of Parent Common Stock (it being understood that the foregoing shall not preclude the Company from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect), (d) any changes in tax, regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates, except to the extent that such changes or conditions have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which Parent and any of its Subsidiaries operate, (e) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude the Company from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Parent Material Adverse Effect), (f) (1) the execution and delivery of this Agreement or the public announcement or pendency of this Agreement, the Merger or the taking of any action required or contemplated by this Agreement, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with customers, suppliers, officers or employees, (2) any actions taken by Parent or Merger Sub with the express written consent of the Company that are otherwise expressly prohibited by this Agreement, or (3) any actions omitted to be taken by Parent or Merger Sub that are expressly prohibited by this Agreement, if Parent or Merger Sub have requested the consent of the Company to take such action and the Company withholds its consent thereto, (g) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law, except to the extent that such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal has on others operating in the industries in which Parent and any of its Subsidiaries operate, (h) any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof), except to the extent that such change has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such change has on others operating in the industries in which Parent and any of its Subsidiaries operate, (i) any cyberattacks, geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent that such conditions, escalation or act has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such conditions, escalation or act has on others operating in the industries in which Parent and any of its Subsidiaries operate, (j) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, acts of God or any change resulting from weather events, conditions or circumstances, except to the extent that such disaster, act or change has a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such disaster, act or change has on others operating in the industries in which Parent and any of its Subsidiaries operate, (k) any of the matters set forth in the Parent Disclosure Letter, or (l) any Transaction Litigation.

“Parent Related Party” means Parent and Merger Sub and each of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing Financing Sources and each Affiliate and Representative of any Financing Source.

“Parent Stock Plans” means Parent’s Amended and Restated 2014 Stock Incentive Plan, 2014 Stock Incentive Plan and 2007 Stock Incentive Plan, as amended.

“Parent Stock Price” means the average of the volume-weighted averages of the trading price per share of Parent Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the five full consecutive trading days ending on the trading day that is two trading days immediately preceding the date on which the Effective Time occurs.

“Parent Warrant Confirmations” means, collectively, (a) the Base Warrants Confirmation, dated as of July 1, 2013, between Parent and JPMorgan Chase Bank, National Association, London Branch (“JPM”) regarding warrants covering 3,211,056 shares of Parent Common Stock, as amended; (b) the Additional Warrants Confirmation, dated as of July 11, 2013 between Parent and JPM regarding warrants covering 642,211 shares of Parent Common Stock, as amended; (c) the Base Warrants Confirmation, dated as of July 1, 2013, between Parent and Morgan Stanley & Co. International plc (“Morgan Stanley”) regarding warrants covering 3,211,056 shares of Parent Common Stock, as amended; and (d) the Additional Warrants Confirmation, dated as of July 11, 2013, between the Company and Morgan Stanley regarding warrants covering 642,211 shares of Parent Common Stock, as amended.

“Permitted Lien” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings, (b) vendors’, carriers’, warehousemen’s, mechanics’, materialmen’s, worker’s, repairmen’s or other similar Liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) gaps in the chain of title evident from the records of the applicable Governmental Entity maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (e) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the Ordinary Course that, in the aggregate, are not material in amount or that do not, in any case, materially detract from the value or the use of the property subject thereto, (f) statutory landlords’ Liens and Liens granted to landlords under any lease, (g) licenses to Intellectual Property in the Ordinary Course, (h) any purchase money security interests, equipment leases or similar financing arrangements, (i) any Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto, (j) Liens arising under the Credit Agreement, (k) with respect to any securities, any transfer restrictions of general applicability as may be provided under the Securities Act or other applicable Law or restrictions under the organizational documents of the issuer of such securities, and (l) any Liens that would not have a Company Material Adverse Effect.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, claim, proceeding, arbitration or litigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Representatives” means, collectively, the officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other representatives of a Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to any Person (a) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned by such Person or by one of more other Subsidiaries of such Person, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person is the general partner or has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person is the managing member or has the power to direct the policies, management and affairs of such company, or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person has at least a majority ownership and power to direct the policies, management and affairs thereof. For the avoidance of doubt, Merger Sub is a Subsidiary of Parent.

“Superior Proposal” means any bona fide written Acquisition Proposal (but substituting “50%” for each reference to “20%” in the definition of such term), not solicited in violation of Section 6.3, which the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, is more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Merger (taking into account any Proposed Changed Terms), taking into consideration likelihood of consummation and such other factors determined by the Board of Directors of the Company in good faith to be relevant.

“Tax” means income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, in each case in the nature of a Tax, together with any interest and any penalties (including penalties for failure to file or late filing of any return, report or other filing, and any interest in respect of such penalties and additions, additions to tax or additional amounts imposed by any and all federal, state, local, foreign or other Taxing Authority).

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes, including, if applicable, any combined or consolidated return for any group of entities that includes the Company or any of its Subsidiaries.

“Tax Sharing Agreement” means any Tax allocation, Tax sharing, Tax indemnity or similar agreement other than (i) such agreements with customers, vendors, lessors or the like entered into in the Ordinary Course and other customary Tax indemnifications contained in any agreements the primary purpose of which agreements does not relate to Taxes, or (ii) agreements exclusively between or among the Company and its Subsidiaries.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Top Customers” means those customers of the Company and its Subsidiaries and/or retailers of the Company’s and its Subsidiaries’ products with total sales measured by dollar value in excess of $1,000,000 for the nine months ended September 30, 2018.

“Top Parent Counterparties” means the top 10 customers of Parent (measured by dollar value of total sales to such customers (and their respective Affiliates) by Parent and its Subsidiaries for the nine months ended

September 30, 2018), including the Persons set forth on Section 9.13 of the Parent Disclosure Letter (and any Affiliate of any such Person).

“Top Suppliers” means those suppliers of the Company and its Subsidiaries that are the top 20 suppliers measured by dollar value of total sales for the nine months ended September 30, 2018).

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, together with any similar state, local or foreign Laws.

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission by a party taken with the actual knowledge or intention, or in circumstances in which such party should reasonably have known, that the taking of (or failure to take) such act would be a material breach of this Agreement. For the avoidance of doubt, the failure by Parent and Merger Sub to consummate the Merger as a result of Parent’s failure to receive the proceeds from the Financing despite Parent’s compliance in all material respects with its obligations under Section 6.16 shall not in and of itself constitute a Willful Breach.

[Signature Page Follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

TIVITY HEALTH, INC.

By:	/s/ Donato Tramuto
Name:	Donato Tramuto
Title:	Chief Executive Officer

SWEET ACQUISITION, INC.

By:	/s/ Adam Holland
Name:	Adam Holland
Title:	President

Signature Page to Agreement and Plan of Merger

NUTRISYSTEM, INC.

By:	/s/ Dawn M. Zier
Name:	Dawn M. Zier
Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex B

December 9, 2018

The Board of Directors

Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, Pennsylvania, 19034

Members of the Board of Directors:

We understand that Nutrisystem, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with Tivity Health, Inc., a Delaware corporation (“Parent”) and Sweet Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Surviving Company”), as a result of which the Surviving Company will become a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, among other things, each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than Excluded Shares and Appraisal Shares (each as defined in the Merger Agreement), issued and outstanding immediately prior to the Effective Time will be converted into and become the right to receive (i) $38.75 in cash (the “Cash Consideration”) and (ii) 0.2141 (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share (the “Stock Consideration,” and together with the Cash Consideration, the “Merger Consideration”) of common stock, par value $0.001 per share, of Parent (the “Parent Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement and capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock, other than holders of Excluded Shares or Appraisal Shares.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)

reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to each of the Company and Parent prepared and furnished to us by the management of the Company and Parent, respectively;

(iii)

reviewed (x) certain non-public projected financial and operating data relating to the Company prepared and furnished to us by the management of the Company, and (y) certain publicly available research analysts’ estimates of Parent’s future performance;

(iv)

discussed the past and current operations, financial projections and current financial condition of the Company with the management of the Company (including their views on the risks and uncertainties of achieving such projections);

(v)	discussed the past and current operations, and current financial condition, of Parent with the management of Parent;

(vi)	reviewed the reported prices and the historical trading activity of each of the Company Common Stock and the Parent Stock;

(vii)	compared the financial performance of each of the Company and Parent and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(viii)	compared the financial performance of each of the Company and Parent and the valuation multiples relating to the Merger with those of certain other transactions that we deemed relevant;

(ix)	reviewed a draft of the Merger Agreement dated December 7, 2018; and

(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under the assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement in all material respects and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition, in each case, that would have an adverse effect on the Company or the consummation of the Merger or materially reduce the benefits of the Merger to the holders of Company Common Stock. We have also assumed that the executed Merger Agreement will not differ in any material respect from the draft Merger Agreement dated December 7, 2018 reviewed by us.

We have not made nor assumed any responsibility for making any physical inspection, independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor have we been furnished with any such inspection, valuation or appraisal, nor have we evaluated the solvency or fair value of the Company or Parent under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock, other than holders of Excluded Shares or Appraisal Shares. We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise (other than, in each case, in their capacity as holders of Company Common Stock). We have assumed that any modification to the structure of the transaction will not vary our analysis in any material respect. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Merger, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Merger. We express no opinion herein as to the price at which shares of Company Common Stock or Parent Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services following the delivery of this opinion. We will be entitled to receive a success fee upon the consummation of the Merger. The Company has also agreed to reimburse our reasonable expenses and to indemnify us against certain potential liabilities arising out of our engagement. Prior to this engagement, Evercore Group L.L.C. and its affiliates acted as agent to the Company on the execution of its open-market share repurchase program (the “Share Repurchase Program”) and received commissions in connection therewith. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. or any of its affiliates and the Company (other than the engagements in connection with (i) the Merger and (ii) the Share Repurchase Program) or Parent (including Tivity Health Administrative Center, LP and those subsidiaries listed on Exhibit 21 to Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2017) pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship or, in either case, pursuant to which Evercore or any of its affiliates expects to receive any compensation. We may provide financial or other services to Parent in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Parent and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is for the use and benefit of, the Board of Directors of the Company in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred or communicated (in whole or in part) to or by any third party for any purpose whatsoever except with our prior written approval, except the Company or Parent may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company or Parent to its stockholders relating to the Merger; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld, conditioned or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock, other than holders of Excluded Shares or Appraisal Shares.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Qazi M. Fazal
Qazi M. Fazal Senior Managing Director

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless

(1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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